Form 20-F
period 2025-12-31
POMDOCTOR Ltd
filed 2026-05-14
CIK 1877971

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                           to                          .

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-42749

POMDOCTOR LIMITED

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Yongxu Industrial Park

No.19-23 Hejing Road, Dongsha Street

Liwan District, Guangzhou 510000

People’s Republic of China

(Address of principal executive offices)

Zhenyang Shi

Chief Executive Officer

Tel: (+86) 020-6231 2277

E-mail: shennong@7lk.com

Yongxu Industrial Park, No.19-23 Hejing Road, Dongsha Street, Liwan District,

Guangzhou 510000, People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American depositary shares, each six (6) ADSs representing one (1) Class A ordinary share, par value US$0.0001 per share	POM	The Nasdaq Global Market
Class A ordinary shares, par value US$0.0001 per share*	N/A	The Nasdaq Global Market

*	Not for trading, but only in connection with the quoting of the American depositary shares on the Nasdaq Global Market.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

23,182,964 ordinary shares, comprised of 21,140,922 Class A ordinary shares, par value US$0.0001 per share, and 2,042,042 Class B ordinary shares, par value US$0.0001 per share, as of December 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer	☐	Accelerated Filer	☐	Non-accelerated Filer	☒	Emerging Growth Company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

i

Introduction

Except where the context otherwise requires and for the purpose of this annual report only:

●	“ADRs” refers to the American depositary receipts that evidence the ADSs;

●	“ADSs” refers to the American depositary shares, with every six ADSs representing one Class A ordinary share;

●	“China” or “PRC” refers to the People’s Republic of China, including Hong Kong, Macau and Taiwan; the only instances in which Hong Kong, Macau and Taiwan are not included in the definition of “China” or “PRC” is when we reference specific laws and regulations that have been adopted by the People’s Republic of China and other legal and tax matters related to the People’s Republic of China in this annual report;

●	“Class A ordinary shares” refers to our Class A ordinary shares with a par value of US$0.0001 per share;

●	“Class B ordinary shares” refers to our Class B ordinary shares with a par value of US$0.0001 per share;

●	“contracted doctors” refers to doctors who had registered on our platform, submitted complete qualification certificates, and passed our background checks, qualification verifications and in-role trial evaluation. These doctors are therefore able to conduct medical prescription diagnoses and treatments on our platform;

●	“doctors issuing prescriptions” refers to doctors who have issued prescriptions to patients;

●	“GMV” refers to gross merchandise value, which is the total value of all orders for products and services placed with us, regardless of whether the goods are sold or delivered;

●	“mature doctors” refers to doctors who have issued prescriptions to more than 20 transacting patients in a month;

●	“ordinary shares” or “shares” refers to our Class A ordinary shares and Class B ordinary shares, par value US$0.0001 per share;

●	“PomDoctor,” “the Company,” “we,” “us,” “our company” or “our” refers to POMDOCTOR LIMITED, a Cayman Islands exempted company, and its subsidiaries and their respective subsidiaries, as the context requires;

●	“registered doctors” refers to doctors who have registered on our platform;

●	“registered patients” refers to patients who have registered on our platform. Such patients may not have had doctor-patient consultations or purchased pharmaceutical products on our platform;

●	“Renminbi” or “RMB” refers to the legal currency of China;

●	“transacting patients” refers to registered patients who have purchased pharmaceutical products on our platform;

●	“U.S. dollars” or “US$” refers to the legal currency of the United States;

●	“the VIE” refers to the variable interest entity, namely Guangzhou Qilekang Digital Health Medical Technology Co., Ltd., a limited liability company established under PRC law, or “Qilekang Digital Health”; and

●	“WFOE” refers to wholly foreign-owned enterprise, and “Guangzhou WFOE/our WFOE” refers to Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at RMB6.9931 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2025. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

ii

Forward-Looking Information

This annual report contains forward-looking statements that reflect our current expectations and views of future events. All statements other than statements of current or historical facts are forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue,” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;

●	our future business development, financial conditions, and results of operations;

●	the expected outlook of the online pharmaceutical market in China;

●	our expectations regarding demand for and market acceptance of our products and services;

●	our expectations regarding our relationships with our users, business partners, and other stakeholders;

●	competition in our industry;

●	our proposed use of proceeds; and

●	relevant government policies and regulations relating to our industry.

You should read this annual report and the documents that we refer to in this annual report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this annual report include additional factors which could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Our Holding Company Structure and Risks Related to Doing Business in China

POMDOCTOR LIMITED is a Cayman Islands exempted company primarily operating in China through its subsidiaries and contractual arrangements with its VIE, namely Guangzhou Qilekang Digital Health Medical Technology Co., Ltd., a limited liability company established under PRC law (“Qilekang Digital Health”), and its subsidiaries. The VIE is consolidated for accounting purpose only and PomDoctor does not own any equity interest in the VIE. PomDoctor does not conduct operations directly, and its subsidiaries and the VIE conduct operations in China. Foreign ownership of certain of our businesses including value-added telecommunication services and medical institutions is subject to restrictions under current PRC laws and regulations. As such, our WFOE is not eligible to provide value-added telecommunication services, services as internet hospitals or provide certain other restricted services related to our businesses. We therefore operate these businesses in China through the VIE and its subsidiaries. For a summary of these contractual arrangements, see “Item 4. Information on The Company—4.C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.” Investors in the ADSs thus are not purchasing, and may never directly hold, equity interests in the VIE. As used in this annual report, “we,” “us” or “our” refers to PomDoctor and its subsidiaries.

Our corporate structure is subject to risks relating to our contractual arrangements with Qilekang Digital Health and its shareholders. Such contractual arrangements have not been tested in any of the PRC courts. There are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds these contractual arrangements non-compliant with the restrictions on direct foreign investment in the relevant industries, or if the relevant PRC laws, regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIE or forfeit our rights under the contractual arrangements. PomDoctor and investors in the ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Qilekang Digital Health and, consequently, could result in a material adverse change in our operations and the value of our ADSs, significantly limit or hinder our ability to offer or continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. If we are unable to claim our right to control the assets of the VIE, our ADSs may significantly decline in value or become worthless. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure.”

PomDoctor is not a Chinese operating company, but a Cayman Islands holding company with operations mainly conducted by the VIE and its subsidiaries based in China. We face various legal and operational risks and uncertainties associated with being based in or having our operations primarily in China and the complex and evolving PRC laws and regulations. For example, we face risks relating to regulatory approvals on offerings conducted overseas by and foreign investment in China-based issuers, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. In addition to the aforementioned risks, recent actions and regulatory actions by China’s government, such as those related to the use of the variable interest entities, may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. The interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us, hinder our ability to offer or continue to offer the ADSs, result in a material adverse effect on our business operations, and damage our reputation, which might further cause the ADSs to significantly decline in value or become worthless. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China.”

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report.

POMDOCTOR LIMITED
(Cayman Islands)
100%
POMEGRANATE CLOUD MEDICAL LIMITED
(Hong Kong)
Offshore
Onshore PRC
100%
Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd.
Guangzhou Qilekang Digital Health Medical Technology Co., Ltd. (VIE)
100%
100%
80%
100%
Guangzhou Qilekang Modern Pharmaceutical Logistics Co., Ltd.
Hangzhou Qilekang Pharmaceutical Co., Ltd.
Nanjing Qilekang Pharmaceutical Co., Ltd.
Guangzhou Qilekang Cloud Technology Co., Ltd.
Equity Interest
Contractual Arrangements

Assets Transfer Between VIE and Other Consolidated Entities

To date, we have not distributed any earnings or settled any amounts owed under the Contractual Arrangements. We do not have any plan to distribute earnings or settle amounts owed under the VIE agreements in the foreseeable future. We do not have any cash flows or transfers of other asset between the VIE and our WFOE for the years ended December 31, 2023, 2024 and 2025, and there is no dividends or distributions that the VIE or its subsidiaries have made to our company. As of the date of this annual report, there is no cash flows or transfers of other assets among the Company, our Hong Kong subsidiary, our WFOE and the VIE, and there is no dividends or distributions that the VIE or its subsidiaries have made to our company. In addition, we have not made any dividends or distributions to U.S. investors.

We currently do not have cash management policies in place that dictate how funds are transferred between the Company, our Hong Kong subsidiary, our WFOE, the VIE, and the investors, including potential U.S. investors. Rather, the funds can be transferred in accordance with the applicable PRC laws and regulations. For details, see “—Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors.”

Restrictions on Foreign Exchange and the Ability to Transfer Cash Between Entities, Across Borders and to U.S. Investors

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. All of our income and income of the VIE is received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. See also “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like our WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Additionally, our PRC subsidiary and VIE can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As a result of these and other restrictions under the PRC laws and regulations, the PRC subsidiaries and the VIE are restricted to transfer a portion of their net assets to us either in the form of dividends, loans or advances. Even though we currently do not require any such dividends, loans or advances from our PRC subsidiary and the VIE for working capital and other funding purposes, we may in the future require additional cash resources from our PRC subsidiary and the VIE due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to our shareholders.

To the extent cash and/or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, such funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations imposed by the governmental authorities on the ability of us, our PRC/Hong Kong subsidiaries or the VIE to transfer cash. Any limitation on the ability of our subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

The following diagram illustrates the typical fund flow among our WFOE, and Qilekang Digital Health.

Condensed Consolidating Schedule

The following tables present the summary statements of operations for our Company’s VIE and other entities for the periods presented.

	For the Year Ended December 31, 2025
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Net Revenues	—	—	—	399,915	—	399,915
Net loss	(130,930)	(130,930)	(130,930)	(130,932)	392,790	(130,932)

	For the Year Ended December 31, 2024
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Net Revenues	—	—	—	342,558	—	342,558
Net loss	(37,391)	(37,391)	(37,391)	(37,365)	112,173	(37,365)

	For the Year Ended December 31, 2023
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Net Revenues	—	—	—	304,853	—	304,853
Net loss	(36,950)	(36,950)	(36,950)	(36,949)	110,850	(36,949)

The following tables present the summary balance sheet data for the VIE and other entities as of the dates presented.

	As of December 31, 2025
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	129	1,000	6	8,445	—	9,580
Accounts receivable, net	—	—	—	18,440	—	18,440
Other current assets	104,057	—	—	19,254	(46,364)	76,947
Non-current assets	993	—	990	2,590	(1,983)	2,590
Total assets	105,179	1,000	996	48,729	(48,347)	107,557
Accounts payable	—	—	—	44,821	—	44,821
Other current liabilities	350	1	1	219,360	(46,364)	173,348
Non-current liabilities:	558,809	558,809	558,809	370,686	(1,676,427)	370,686
Total liabilities	559,159	558,810	558,810	634,867	(1,722,791)	588,855
Total Mezzanine equity	—	—	—	—	—	—
Total deficit	(453,980)	(557,810)	(557,814)	(586,138)	1,674,444	(481,298)
Total liabilities, mezzanine equity and deficit	105,179	1,000	996	48,729	(48,347)	107,557

	As of December 31, 2024
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	55	—	—	7,597	—	7,652
Accounts receivable, net	—	—	—	8,799	—	8,799
Other current assets	—	—	—	21,484	(438)	21,046
Non-current assets	—	—	—	8,730	—	8,730
Total assets	55	—	—	46,610	(438)	46,227
Accounts payable	—	—	—	25,346	—	25,346
Other current liabilities	438	—	—	153,799	(438)	153,799
Non-current liabilities:	667,987	667,987	667,987	366,763	(2,003,961)	366,763
Total liabilities	668,425	667,987	667,987	545,908	(2,004,399)	545,908
Total Mezzanine equity	1,595,052	—	—	168,671	—	1,763,723
Total deficit	(2,263,422)	(667,987)	(667,987)	(667,969)	2,003,961	(2,263,404)
Total liabilities, mezzanine equity and deficit	55	—	—	46,610	(438)	46,227

	As of December 31, 2023
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Assets
Cash and cash equivalents	35	—	—	6,682	—	6,717
Accounts receivable, net	—	—	—	28,644	—	28,644
Other current assets	—	—	—	24,091	(35)	24,056
Non-current assets	—	—	—	6,890	—	6,890
Total assets	35	—	—	66,307	(35)	66,307
Accounts payable	—	—	—	41,575	—	41,575
Other current liabilities	35	—	—	130,423	(35)	130,423
Non-current liabilities:	620,946	620,946	620,946	356,620	(1,862,838)	356,620
Total liabilities	620,981	620,946	620,946	528,618	(1,862,873)	528,618
Total Mezzanine equity	1,499,109	—	—	158,643	—	1,657,752
Total deficit	(2,120,055)	(620,946)	(620,946)	(620,954)	1,862,838	(2,120,063)
Total liabilities, mezzanine equity and deficit	35	—	—	66,307	(35)	66,307

The following tables present the summary cash flow data for the VIE and other entities for the periods presented.

	For the Year Ended December 31, 2025
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Net cash (used in)/provided by operating activities	(137,070)	—	4	(11,414)	—	(148,480)
Net cash used in investing activities	(993)	—	(990)	(1,608)	1,983	(1,608)
Net cash provided by financing activities	140,056	1,000	993	13,871	(1,993)	153,927

	For the Year Ended December 31, 2024
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Net cash provided by/(used in) operating activities	25	—	—	(16,156)	—	(16,131)
Net cash used in investing activities	—	—	—	(33)	—	(33)
Net cash provided by financing activities	—	—	—	17,016	—	17,016

	For the Year Ended December 31, 2023
	Parent	WFOE	HK holding company	VIE and its subsidiaries	Eliminations	Consolidated total
	(RMB in thousands)
Net cash provided by/(used in) operating activities	35	—	—	(45,831)	—	(45,796)
Net cash used in investing activities	—	—	—	(112)	—	(112)
Net cash provided by financing activities	—	—	—	50,067	—	50,067

Implication of the Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in certain jurisdictions and we use an accounting firm headquartered in one of such jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry — The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.”

Permissions Required from the PRC Authorities for Our Operations and Offerings

Prerequisite Regulatory Licenses, Permits and Approvals

We are a Cayman Islands exempted company and primarily conduct our operations through the VIE and its subsidiaries in China. Our operations in China are governed by laws and regulations of China. As of the date of this annual report, in addition to the Business License issued by the relevant department of the State Administration Regulation for each of our PRC subsidiaries and the VIE, our relevant PRC subsidiaries and the VIE are required to obtain, and have obtained all the following permissions necessary for their operations: (i) Pharmaceutical Operation License, (ii) Qualification Certificate for Internet Drug Information Services, (iii) Medical Devices Operation License, (iv) Food Operation License, (v) Value-Added Telecommunications Business Operating License, and any other requisite information report, filings and approvals by any PRC governmental authority. As of the date of this annual report, none of these permissions have been denied by the applicable PRC governmental authorities. However, the interpretation or implementation of existing laws and regulations may not be precisely predicted and new regulations may come into effect requiring us to obtain additional licenses, permits, filings or approvals for our functions and services in the future. We cannot assure you that we will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse effect on our business, financial condition and results of operations and prospects.”

Cybersecurity Review

On December 28, 2021, the Cyberspace Administration of China (the “CAC”), and 12 other relevant PRC governmental authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed the cybersecurity review with respect to the listing of the ADSs representing our ordinary shares on the Nasdaq pursuant to the Cybersecurity Review Measures. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.”

Overseas Securities Offerings

On February 17, 2023, the China Securities and Regulatory Commission, or the CSRC, released the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies and five ancillary interpretive guidelines, or collectively, the Overseas Listing Trial Measures, which came into effect on March 31, 2023. According to the Overseas Listing Trial Measures, Chinese domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill the filing procedure with the CSRC and report relevant information. We have completed the required filings with the CSRC for our initial public offering in accordance with the requirements under these measures and the supporting guidelines. The CSRC has concluded the filing procedure and published the filing results on the CSRC website on January 17, 2025. As of the date of this annual report, we have not received any inquiry, notice, warning, sanctions or regulatory objection from the CSRC. However, any future overseas securities offerings and listings conducted by us will be subject to the filing requirements with the CSRC under the Overseas Listing Trial Measures and we cannot assure you that we will be able to complete such filling in a timely manner. On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, which took effect on March 31, 2023. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, shall strictly abide the applicable laws and regulations when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. If such documents or materials contain any state secrets or government authorities work secrets, domestic companies shall obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority. Since the Confidentiality and Archives Management Provisions was promulgated recently, substantial uncertainties still exist with respect to the interpretation and implementation of such provisions. For details of the associated risks, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—The approval or filing of the CSRC or other PRC regulatory agencies may be required to maintain our listing status or conduct future overseas offerings under PRC law.”

In the case that we, our PRC subsidiaries and the VIE, (i) do not receive or maintain such permissions, approvals or complete other filing procedures, or (ii) inadvertently conclude that such permissions, approvals or filing procedures are not required, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects.

Enforceability of Civil Liabilities

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

●	political and economic stability,

●	an effective judicial system,

●	a favorable tax system,

●	the absence of foreign exchange control or currency restrictions, and

●	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

●	the Cayman Islands has a different body of securities laws as compared to the United States, and these securities laws provide less protection to investors as compared to the United States; and

●	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors, and shareholders, be arbitrated.

Substantially all of our operations are conducted in China, and substantially all of our assets are located in China. In addition, all of our current directors and executive officers, namely Zhenyang Shi, Li Xu and Guoji Luo, reside within Chinese mainland and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Appleby, our counsel as to Cayman Islands law, has advised us that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us or our directors or officers judgments of U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, so far as the liabilities imposed by those provisions are penal in nature.

Appleby has informed us that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on of the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Han Kun Law Offices, our counsel as to PRC law, has advised us that there is uncertainty as to whether PRC courts would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Han Kun Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. There exists no treaty and few other forms of reciprocity between China and the United States or the Cayman Islands governing the recognition and enforcement of foreign judgments as of the date of this annual report. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law before a PRC court against a company for disputes relating to contracts or other property interests, and the PRC court may accept a cause of action based on the laws or the parties’ express mutual agreement in contracts choosing PRC courts for dispute resolution if such foreign shareholders can establish sufficient nexus to China for a PRC court to have jurisdiction and meet other procedural requirements, including, among others, that the plaintiff must have a direct interest in the case and that there must be a concrete claim, a factual basis, and a cause for the case. The PRC court will determine whether to accept the complaint in accordance with the PRC Civil Procedures Law. The foreign shareholder must entrust PRC legal counsel to participate on behalf of such shareholder. Foreign citizens and companies will have the same rights as PRC citizens and companies in an action unless the home jurisdiction of such foreign citizens or companies restricts the rights of PRC citizens and companies. However, it will be difficult for U.S. shareholders to originate actions against us in China in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding our ADSs or Class A ordinary shares, to establish a connection to China for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Summary of Risk Factors

Investing in our ADSs involves a high degree of risks. You should carefully consider all of the information in this annual report before making an investment in our ADSs. Below please find a summary of the principal risks we face, organized under headings.

Risks Related to Our Business and Industry

We face risks and uncertainties in realizing our business objectives and executing our strategies, including:

●	The report of each of our current and former independent registered public accounting firms on our consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue, it is likely that investors will lose all of their investment.

●	Maintaining customers’ trust in our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand.

●	We are in the early stage of development with a limited operating history in an emerging and dynamic “Internet + healthcare” industry, and our historical results of operations and financial performance are not indicative of future performance.

●	If we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected.

●	Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

●	We have incurred operating losses in the past, expect to incur operating losses in the future, and may not be able to achieve or maintain profitability.

●	If our solution does not drive customers’ engagement or if we fail to provide superior customer experience, our business and reputation may be materially and adversely affected.

●	Failure to properly manage and create values for various participants in the healthcare value chain may materially and adversely affect our business.

●	The digital healthcare market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, or if our services do not drive user engagement, the growth of our business will be harmed.

Risks Related to Our Corporate Structure

We face risks and uncertainties regarding our corporate structure, including:

●	If the PRC government deems that the Contractual Arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	We rely on Contractual Arrangements with the VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

●	Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on our business.

●	The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

●	We conduct a part of our business operations in China through the VIE and its subsidiaries by way of our Contractual Arrangements, but our Contractual Arrangements may not be enforceable under PRC laws.

●	We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the VIE or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

●	Contractual Arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

●	Our current corporate structure and business operations may be affected by the Foreign Investment Law.

●	We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

Risks Related to Doing Business in China

We are a China-based company and we may face risks and uncertainties in doing business in China, including:

●	Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

●	The PRC governmental authorities’ significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

●	Uncertainties with respect to the enforcement of laws and changes in laws and regulations in China could adversely affect us.

●	The approval or filing of the CSRC or other PRC regulatory agencies may be required to maintain our listing status or conduct future overseas offerings under PRC law.

●	We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

●	Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

●	Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

Risks Related to Our ADSs

●	The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

●	Techniques employed by short sellers may drive down the market price of the ADSs.

●	Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

●	Our currently effective memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Risks Related to Our Business and Industry

The report of each of our current and former independent registered public accounting firms on our consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern, and if our business is unable to continue, it is likely that investors will lose all of their investment.

For the years ended December 31, 2023, 2024 and 2025, we have incurred net losses of RMB36.9 million, RMB37.4 million and RMB130.9 million (US$18.7 million), respectively. Our working capital deficit was RMB112.6 million, RMB141.6 million and RMB113.2 million (US$16.2 million) as of December 31, 2023, 2024 and 2025, respectively. In addition, we obtained loans from our related parties at interest rate between 0.00% to 20.00%. See “Item 7. Major Shareholders And Related Party Transactions—7.B. Related Party Transactions—Other Related Party Transactions” for details. Our cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet our obligations as they become due for the next twelve months.

Our current auditor, HYYH CPA. LLC, has included in their report on our consolidated financial statements for the year ended December 31, 2025 that there is “substantial doubt about our ability to continue as a going concern.” A “going concern” opinion could impair our ability to finance our operations through the sale of equity, incurring debt, or other financing alternatives.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include as follows: (i) on February 6, 2026, we obtained a loan in amount of RMB4.0 million from Bank of Communications, which was required to be repaid on September 1, 2026 and guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics. The interest rate is 3.2% per annum; (ii) on March 13, 2026, we obtained a loan in amount of RMB2.4 million from Bank of Jiujiang which was required to be repaid on March 13, 2029 and guaranteed by Zhenyang Shi and Qilekang Digital Health. The interest rate is 4.2% per annum; (iii) on February 5, 2026, the Group obtained a loan in amount of RMB20.0 million from Industrial Bank which was required to be repaid on February 4, 2027 and guaranteed by Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Digital Health and Qilekang Modern Logistics. The interest rate is 3.3% per annum; (iv) we obtained loans from third parties in amount of RMB0.5 million which was required to be repaid on December 31, 2026 and interest rate of 18% per annum; (v) we obtained loans from a related party in amount of RMB7.2 million due on demand without interest bearing; and (vi) we are attempting to improve our business profitability, our ability to generate sufficient cash flow from our operations to meet our operating needs on a timely basis, obtain additional working capital funds through debt and equity financings in order to meet our anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements. If we are unable to achieve these goals, our business will be jeopardized and we may not be able to continue. If we ceased operations, it is likely that all of our investors will lose their investment.

Maintaining customers’ trust in our ecosystem is critical to our success, and any failure to do so could severely damage our reputation and brand.

We have developed a comprehensive platform that connects users with various healthcare providers and delivers cost-effective and customized healthcare solutions, and have cultivated a vibrant ecosystem around it. We have been building our brand name and reputation for our ecosystem as we believe that our ability to maintain customers’ trust in our ecosystem is critical to our success in the rapidly expanding Internet healthcare market in the PRC and globally. Our ability to maintain customers’ trust in our ecosystem is primarily affected by the following factors:

●	our ability to maintain superior customer experience and the quality of services and products provided through our platform, including the delivery of care;

●	the breadth of offerings of our services and products and their efficacy in addressing our customers’ needs and meeting their expectations;

●	the reliability, security and functionality of our platform;

●	our ability to adopt new technologies or adapt our information infrastructure to changing user requirements or emerging industry standards;

●	the strength of our consumer protection measures; and

●	our ability to increase brand awareness among existing and potential customers through various marketing and promotional activities.

Any loss of trust in our ecosystem could harm the value of our brand and reputation, result in participants ceasing to utilize our platform as well as reducing the level of their activity in our ecosystem, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, there can be no assurance that our brand promotion efforts would be effective. Such efforts may be expensive, which may, in turn, materially and adversely affect our financial condition and results of operations.

Any negative review, comment or allegation about our company, doctors on our platform, hospital network, service providers in our consumer healthcare business and direct sales suppliers, among others, or services and products offered over our platform by the media, on social networks or other public online forums may harm our brand, reputation and public image. We may also face challenges from others seeking to profit from, or defame, our brand. Any of the foregoing may result in loss of potential and existing customers or business partners for our ecosystem and, in turn, have a material adverse effect on our business, financial condition, results of operations and prospects.

We are in the early stage of development with a limited operating history in an emerging and dynamic “Internet + healthcare” industry, and our historical results of operations and financial performance are not indicative of future performance.

We operate in the emerging and dynamic Internet hospital, Internet chronic disease management and digital healthcare industries in China. These industries are relatively new, and it is uncertain whether such industries would achieve and sustain high levels of demand, consumer acceptance and market reaction. We have experienced continuous growth in 2023, 2024 and 2025. For example, our accumulated registered patients increased from over 2.20 million as of December 31, 2023 to over 2.22 million as of December 31, 2024, further to 2.33 million as of December 31, 2025, and our accumulated transacting patients increased from approximately 654 thousand to approximately 699 thousand, further to 753 thousand in the same periods.

Although our business has grown in the past, due to our limited operating history, our historical growth and past revenues may not be indicative of our future performance. In addition, we cannot assure you that we can successfully continue to implement our business model. As the market and our business develop, we may modify our platform, products and services. These changes may not achieve expected results and may have a material and adverse impact on our results of operations and financial condition. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we had in the past or at all. Rather than relying on our historical operating and financial results to evaluate us, you should consider our business prospects in light of the risks and difficulties we may encounter as an early stage company operating in emerging and dynamic industries, including, among other things, our ability to attract and retain users, create value for participants in our ecosystem and increase monetization, navigate an evolving regulatory environment, provide high-quality products and satisfactory services, build up our reputation and promote our brand, and anticipate and adapt to changing market conditions. We may not be able to successfully address these risks and difficulties, which could significantly harm our business, results of operations and financial condition.

If we are unable to compete effectively, our business, financial condition and results of operations may be materially and adversely affected.

While the PRC Internet healthcare market is in an early stage of development, it is, and is expected to be increasingly competitive. Our key competitors include, but are not limited to, pharmaceutical retail companies (such as traditional offline pharmacies and online platforms) and companies that offer online healthcare services. These companies may have greater financial, technical, research and development, marketing, distribution, retail and other resources than we do. They may also have longer operating histories, a larger user base or broader and deeper market coverage. As a result, our competitors may be able to respond more quickly and effectively to new or evolving opportunities, technologies, standards or user requirements than us and may have the ability to initiate or withstand significant regulatory changes and industry evolvement. Furthermore, when we expand into other markets, we will face competition from new competitors, domestic or foreign, who may also enter markets where we currently operate or will operate.

In addition, many operators in the healthcare industry have consolidated in recent years to create larger healthcare enterprises with greater bargaining power, which has resulted in greater pricing pressures. If this consolidation trend continues, it could give the resulting enterprises even greater bargaining power, which may lead to further competitive pressure. New partnerships and strategic alliances in the healthcare industry also can alter market dynamics and adversely impact our businesses and competitive positioning.

Any significant increase in competition may have a material adverse effect on our revenue and profitability as well as on our business and prospects. We cannot assure you that we will be able to continually distinguish our products and services from those of our competitors, preserve and improve our relationships with various participants in the healthcare value chain, or increase or even maintain our existing market share. We may lose market share, and our financial condition and results of operations may deteriorate significantly if we fail to compete effectively.

Our business generates and processes a large amount of data, and the improper use or disclosure of such data could harm our reputation as well as have a material adverse effect on our business and prospects.

Our platform generates and processes a large amount of personal, transaction, demographic and behavioral data. Sensitive user information in our business operations is stored in the Internet data center established and owned by us. Such information includes, but is not limited to, personal information (such as user name, cell phone number, delivery address, age and gender), consultation record, order record and activity log. We have kept all sensitive user information in our database such as order record and consultation record since inception. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges from consultations, transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by external parties or improper behavior by our employees;

●	addressing concerns related to privacy and sharing, safety, security and other factors; and

●	complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

In the PRC, the rules governing the collection, use, disclosure or security of personal information are separately stipulated in various laws, regulations and rules. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides main legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China, MIIT, and the Ministry of Public Security have been increasingly focused on regulation in the areas of data security and data protection. The PRC regulatory requirements regarding cybersecurity are constantly evolving. For instance, various regulatory bodies in China, including the Cyberspace Administration of China, the Ministry of Public Security and the SAMR, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations.

On December 28, 2021, the Cyberspace Administration of China and 12 other relevant PRC governmental authorities published the amended Cybersecurity Review Measures, which came into effect on February 15, 2022. The final Cybersecurity Review Measures provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review. Further, the relevant PRC governmental authorities may initiate a cybersecurity review against any company if they determine certain network products, services, or data processing activities of such company affect or may affect national security. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we have applied for and completed a cybersecurity review with respect to our overseas listing pursuant to the Cybersecurity Review Measures.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which came into effect in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, as well as the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, or illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information. As uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. We may also become subject to fines and/or other sanctions which may have material adverse effect on our business, operations and financial condition.

On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the PRC Personal Information Protection Law, or the PIPL, which came into effect in November 2021. In addition to other rules and principles of personal information processing, the PIPL specifically provides rules for processing sensitive personal information. Sensitive personal information refers to personal information that, once leaked or illegally used, could easily lead to the infringement of human dignity or harm to the personal or property safety of an individual, including biometric recognition, religious belief, specific identity, medical and health, financial account, personal whereabouts and other information of an individual, as well as any personal information of a minor under the age of 14. Only where there is a specific purpose and sufficient necessity, and under circumstances where strict protection measures are taken, may personal information processors process sensitive personal information. A personal information processor shall inform the individual of the necessity of processing such sensitive personal information and the impact thereof on the individual’s rights and interests. As uncertainties remain regarding the interpretation and implementation of the PIPL, we cannot assure you that we will comply with the PIPL in all respects and regulatory authorities may order us to rectify or terminate our current practice of collecting and processing sensitive personal information. We may also become subject to fines and/or other penalties which may have material adverse effect on our business, operations and financial condition. While we take various measures to comply with all applicable data privacy and protection laws and regulations, there is no guarantee that our current security measures and those of our third-party service providers may always be adequate for the protection of our customer, employee or company data; and like all companies, we have experienced data incidents from time to time. In addition, given the size of our customer base and the types and volume of personal data on our system, we may be a particularly attractive target for computer hackers, foreign governments or cyber terrorists. Unauthorized access to our proprietary internal and customer data may be obtained through break-ins, sabotage, breach of our secure network by an unauthorized party, computer viruses, computer denial-of-service attacks, employee theft or misuse, breach of the security of the networks of our third-party service providers, or other misconduct. Because the techniques used by computer programmers who may attempt to penetrate and sabotage our proprietary internal and customer data change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. Unauthorized access to our proprietary internal and customer data may also be obtained through inadequate use of security controls. Any of such incidents may harm our reputation and adversely affect our business and results of operations. In addition, we may be subject to negative publicity about our security and privacy policies, systems, or measurements from time to time.

In addition, our terms of service concerning the collection, use and disclosure of user data are posted on our mobile app, WeChat mini program and WeChat Official Account. Currently, we ask for users’ consent to our privacy policy via pop-up windows, and we are working on incorporating additional features to further enhance privacy protection, including allowing users to withdraw their consent from in-app channels. Any failure, or perceived failure, by us to comply with our privacy policies or any applicable regulatory requirements or privacy protection-related laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business model or practices, increase our costs and severely disrupt our business. As we expand our operations, we may be subject to additional laws in other jurisdictions where our users and business partners of our ecosystem are located. The laws, rules and regulations of other jurisdictions may impose on us more stringent or conflicting requirements with harsh penalties for non-compliance than those in the PRC, and the compliance with such requirements could require significant resources and result in substantial costs, which may materially and adversely affect our business, financial condition, results of operations and prospects.

According to the Administrative Measures for Internet Diagnosis and Treatment (for Trial Implementation), level three information security protection shall be implemented for internet hospital information systems in accordance with the relevant national laws, regulations and provisions. According to the Administrative Measures for the Hierarchical Protection of Information Security, where the operator or user of an information system of level three or above fails to complete the record-filing or examining and approving procedures as required, the public security organ, the state secrecy department and the state cryptography administration shall, according to the division of work among them, order it to correct within a certain time limit, failing which, the operator or user shall be given a warning, the superior department in charge shall be informed of the relevant situation, and the directly liable person in charge and other directly liable persons shall be penalized as advised and the penalty result shall be report in a timely manner. To this end, we have implemented level three information security protection standard for each of our Internet hospital and pharmaceutical supply chain’s information system to achieve full compliance with regulatory requirements.

We have incurred operating losses in the past, expect to incur operating losses in the future, and may not be able to achieve or maintain profitability.

We began commercial operations in 2010 and have experienced net losses, negative cash flows from operations in 2023, 2024 and 2025, and net current liabilities as of December 31, 2023, 2024 and 2025. In 2023, 2024 and 2025, we had a net loss of RMB36.9 million, RMB37.4 million, and RMB130.9 million (US$18.7 million), respectively. During the same periods, we had negative operating cash flows of RMB45.8 million, RMB16.1 million and RMB148.5 million (US$21.2 million), respectively. Furthermore, we had net current liabilities of RMB112.6 million, RMB141.6 million and RMB113.2 million (US$16.2 million) as of December 31, 2023, 2024 and 2025, respectively. We expect our operating expenses to increase in the future as we expand our operations. Furthermore, after the Listing, we may incur additional compliance, accounting, and other expenses that we did not incur as a private company. If our revenue does not grow at a greater rate than our expenses, we may not be able to achieve and maintain profitability. We may incur considerable losses in the future for various reasons, many of which may be beyond our control. Additionally, we may encounter unforeseen expenses, operating delays, or other unknown factors that may result in losses in the future. If our cost of sales and expenses continuously exceed our revenue, our business may be materially and adversely affected, and we may not be able to achieve or maintain profitability.

If our solution does not drive customers’ engagement or if we fail to provide superior customer experience, our business and reputation may be materially and adversely affected.

Our business is highly dependent on the receptiveness of our customers to our services and products as well as their willingness to use, and to increase the frequency and extent of their utilization of, our solution. Their degree of receptiveness to our services and products depends on a number of factors, including the demonstrated accuracy and efficacy of our offerings compared to those of others, turnaround time, cost-effectiveness, convenience and marketing support. In addition, negative publicity concerning our solution or the Internet healthcare market as a whole could limit market acceptance of our solution, especially that of the online consultation business. Meanwhile, there can be no assurance that our efforts and ability to demonstrate the value of our solution and the relative benefits of our services and products over those of our competitors to our customers would be successful. We may fail to achieve an adequate level of acceptance by our customers of our services and products, and we may not be able to effectively expand the registered user base, promote user engagement or convert registered patients to transacting patients. Consequently, our business may not develop as expected, or at all, and our business, financial condition or results of operations may be materially and adversely affected.

The success of our business also hinges on our ability to provide superior customer experience, which depends on our ability to continue to deliver quality care to our users, to maintain the quality of our services and products, to source services and products that are responsive to customer demands, and to provide timely and reliable delivery, flexible payment options and superior after-sales services. Such ability, in turn, depends on a variety of factors beyond our control. In particular, we rely on a number of third parties in the provision of our services and products. Their failure to provide high-quality customer experience to our customers may adversely affect our customers’ receptiveness of, and willingness to utilize, our solution, which may damage our reputation and cause us to lose customers.

In addition, we operate a customer service center to provide real-time assistance to our customers. If our customer service representatives fail to provide satisfactory service, or if waiting times are too long due to high volume of inquiries from customers at peak times, our brand and customer loyalty may be adversely affected. Moreover, any negative publicity or poor feedback on our customer service may harm our brand and reputation and, in turn, cause us to lose customers and market share.

Failure to properly manage and create values for various participants in the healthcare value chain may materially and adversely affect our business.

Our results of operations depend on our ability to manage and create values for participants in the healthcare value chain and generate more monetization opportunities for us. We provide these participants, including pharmaceutical companies, healthcare product suppliers and distributors, hospitals and medical professionals, with integrated, smart solutions and services to help them create value. By integrating these solutions into and channeling these participants onto our platform, we allow all participants within the healthcare value chain, namely doctors, patients and pharmaceutical companies, to utilize the resources on our platform for all kinds of needs under the healthcare scenario, which in turn may increase monetization opportunities for us.

However, we cannot assure you that we are able to continuously manage and create value for such participants, or at all. Those participants may consider our smart solutions and other services ineffective. If we fail to manage or create value for those participants, we may not be able to increase their engagement and connection with us and deepen our penetration in the healthcare value chain, which in turn may deprive monetization venues for us to drive our revenue growth.

The digital healthcare market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, or if our services do not drive user engagement, the growth of our business will be harmed.

The digital healthcare market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, user acceptance and market adoption. Our success will depend to a substantial extent on the willingness of users to use, and to increase the frequency and extent of their utilization of, our services, as well as on our ability to demonstrate the value of our services to users, hospitals, medical professionals and other participants in the healthcare value chain. If users or healthcare service providers do not perceive the benefits of our services, or if our services do not drive user engagement, then our market may not develop at all, or it may develop more slowly than we expect. Similarly, individual and healthcare industry concerns regarding patient confidentiality and privacy in the context of digital healthcare in general could limit market acceptance of our digital healthcare services. If any of these events occurs, it could have a material adverse effect on our business, financial condition or results of operations.

We may fail to attract or retain sufficient users or medical professionals for our online healthcare services.

We offer convenient access to a wide spectrum of healthcare services on our platform, which primarily include online consultation and prescription renewal. For our online healthcare services, we primarily generate revenue from users paying for our services. Therefore, our ability to acquire and retain sufficient users for our online healthcare services is critical to the continued success and growth of such services, which in turn primarily depends on the overall experience we provide to our users as well as the actual or perceived effectiveness of our services. In order to attract and retain users for our online healthcare services, we must continue to build our brand and reputation as an effective online healthcare platform, as well as effectively market and precisely target our services to prospective users. To retain and engage our user base, we must provide personalized, superior user experience, offer quality services covering a wide range of user demands and cultivate users’ stickiness to our platform. However, we cannot assure you that our users will consider their experience satisfactory or our services effective. For example, user who do not get satisfactory results following the recommendations from our online consultation and prescription renewal service may attribute such failure to the ineffectiveness of our services. In addition, some users may encounter trouble in navigating our platform or experience technical difficulties.

On the other hand, we also need to attract and retain sufficient medical professionals to our platform for our online healthcare services. Our medical team is staffed by contracted doctors on the platform who are passionate about the digital healthcare industry, possess a user service mindset and are willing to accept challenging and creative tasks. We believe our platform and online healthcare services provide compelling value propositions to those medical professionals by offering them an access to Internet traffic and an innovative healthcare venue. However, we cannot assure you that such medical professionals would be attracted to or stay at our platform. For example, as our contracted doctors have responsibilities at their hospitals, they may not be willing to set aside additional hours from their busy schedule to participate in our online healthcare services. Additionally, they may not share our vision about online healthcare services and may still stick to their traditional practices.

If we fail to address, among other things, any of the foregoing challenges, users may become frustrated by or dissatisfied with our online healthcare services, and may leave our platform without making purchases, and existing users may discontinue using our online healthcare services. Furthermore, if we fail to attract or retain sufficient number of medical professionals, our medical services may not further develop and we may not be able to provide satisfactory services or user experience. As a result, our business, results of operations and financial condition could be materially and adversely affected.

We may become subject to medical liability claims in connection with our online healthcare services, which could cause us to incur significant expenses and be liable for significant damages if any claim is not covered by insurance.

We face risks of medical liability claims against our contracted doctors on the platform and us in connection with our online healthcare services. In particular, our contracted doctors may provide sub-standard services, mishandle sensitive information, engage in other misconduct or commit medical malpractice, which could subject us to medical liability claims. We do not carry insurance covering medical malpractice claims and professional liability insurance for doctors on our platform in relation to the provision of online hospital services over our platform. Professional liability insurance premiums can reach a considerable amount and may increase significantly in the future, particularly as we expand our services. As a result, adequate professional liability insurance may not be available to contracted doctors or us in the future on commercially acceptable terms, or at all.

Any claims made against us that are not fully covered by insurance could be costly to defend against, result in substantial damage awards against us and divert the attention of our management and contracted doctors from our operations, which could have a material adverse effect on our business, financial condition, results of operations and reputation.

We may be subject to penalties or disputes against us for failure to manage our doctors on our platform.

The practice of doctors is strictly regulated under PRC laws, rules and regulations. Doctors who practice at medical institutions must hold practicing licenses and may only practice within the scope of their licenses and at the specific medical institutions as stated in their licenses. As advised by our PRC Legal Adviser, Han Kun Law Offices, under applicable PRC regulations, a doctor is required to register the medical institutions at which he or she practices in his or her license. If a doctor is found practicing at a medical institution not registered in his or her license, the doctor would be subject to regulatory penalties, from warning to suspension of practice and, in the worst-case scenario, revocation of licenses. A doctor practicing in multiple institutions must apply to register or file with competent in-charge administrative authorities and can only have the right to prescribe medicine at the registered or filed practicing institution. If the doctor issues a prescription in a medical institution not registered in his or her license, the relevant medical institution would also be subject to regulatory penalties and, in the worst-case scenario, revocation of the medical institution’s Practicing License for Medical Institutions.

We cannot assure you that doctors on our platform will complete the registration and relevant government procedures in a timely manner, or at all, or that doctors on our platform will not practice outside the permitted scope of their respective licenses or strictly take their individual responsibilities under the applicable laws and regulations in connection with medical services, especially Internet healthcare services. Meanwhile, if doctors on our platform are found to have deficient registration or found to be practicing beyond the scope permitted by relevant authorities, they may be disciplined and lose their practicing licenses. In the event that the multi-institution practices of doctors on our platform are in breach of their contractual obligations owed to other institutions, such as non-compete obligations, we may be exposed to indemnity or other legal liabilities if we are deemed to have aided these breaches, and are therefore susceptible to legal disputes and potential damages. As a result, we may no longer be able to employ them in offering our online consultation and prescription renewal service, which could materially and adversely affect our business. In addition, there can be no assurance that we could timely find qualified replacements on commercially reasonable terms, or at all.

As of the date of this annual report, we have implemented policies to ensure our practicing contracted doctors are permitted to issue the prescription as required under the relevant PRC regulations. Nevertheless, there can be no assurance that all of such medical professionals will strictly abide by these policies and that the relevant healthcare administrative authorities would not retrospectively find deficiency in the registration of these medical professionals and subject the relevant medical professionals and/or us to penalties, which could materially and adversely affect our business.

Our business involves sale of prescription drugs that is subject to stringent scrutiny, which may expose us to risks and challenges.

Sale of prescription drugs in China shall be subject to stringent scrutiny. In particular, under the Supervision and Administration of Circulation of Pharmaceuticals promulgated by the CFDA in 2007, a pharmaceutical manufacture or operation enterprise shall not sell prescription drugs directly to the public by post or over internet, and the enterprise in violation of such restriction shall be instructed to rectify, given a disciplinary warning, and imposed a fine of not more than two times the value of the pharmaceuticals sold, but not more than RMB30,000. However, the newly revised Drug Administration Law abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent except that none of the drugs subject to the State’s special control may be sold online, such as vaccines, blood products, narcotic drugs, psychotropic drugs, toxic drugs for medical use, radioactive drugs and pharmaceutical precursor chemicals. In August 2022, NMPA published the Measures for the Supervision and Administration of Online Pharmaceuticals Sales or the Measures for Online Pharmaceuticals Sales which have become effective since December 1, 2022, aiming to enhance the supervision of online pharmaceutical sales and related platform services. The Measures for Online Pharmaceuticals Sales provides specific and explicit rules for the online sales of prescription drugs, which is perceived to be more conducive to online prescription drug sellers including us, but also provides certain requirements that we shall meet. The Measures for Online Pharmaceuticals Sales provides that, among others, online prescription drug sellers shall (i) ensure the accuracy and reliability of the source of e-prescription, (ii) keep records of any e-prescription for at least five (5) years and no less than one (1) year after the expiration date of the prescription drugs, and (iii) disclose safety warnings including “prescription drugs should only be purchased and used with prescriptions and guidance of licensed pharmacists” when displaying information of prescription drugs. On September 27, 2023, the SAMR issued the Regulations on Quality Supervision of Drug Distribution and Use, which came into effect on January 1, 2024. These Regulations provide that that drug retail operators who sell prescription drugs shall be equipped with pharmacists or other pharmaceutical professionals who have obtained qualification certification in accordance with the law and are suitable for the scope and types of their business. The Measures for Online Pharmaceuticals Sales and the Regulations on Quality Supervision of Drug Distribution and Use are relatively new and its implement provisions may be subject to change with substantial uncertainty and we will closely monitor and assess the trajectory of the rule-making process. It remains uncertain that our platform is and will be in full compliance with the relevant laws and regulations or any new laws and regulations that may be enacted in the future, which are evolving and subject to uncertainties. Any failure to comply with such laws and regulations may subject us to disciplinary warnings and administrative penalties, which may in turn materially and adversely affect our business, reputation, and financial condition.

Failure of doctors on our platform to provide adequate and proper medical services on our platform may have a material and adverse effect on our reputation, business and results of operations.

Doctors on our platform and our other employees may provide sub-standard services, mishandle sensitive information, engage in other misconduct or commit medical malpractice, which could subject us to medical liability claims. We do not carry and pay for any professional liability insurance covering medical malpractice claims for doctors that provide prescription renewal services on our platform. Adequate professional malpractice insurance coverage may not be available to doctors on our platform or us in the future on commercially acceptable terms, or at all.

Our business, financial condition, results of operations and reputation may be materially and adversely affected if any such claims are made against us or our medical professionals in connection with these actions that are not fully covered by insurance. With respect to contracted doctors as they often work remotely, we have limited control over them as well as the quality of their online healthcare consultation services. There can be no assurance that our risk management procedures will be sufficient to monitor their performance and control the quality of their work. In the event that our contracted doctors fail to comply with the contractual obligations and applicable laws in relation to the provision of our online consultation services, our user experience could deteriorate, and we may suffer as a result of any actual or alleged misconduct by them, which could materially and adversely affect our business, financial condition, results of operations and reputation.

We may not be able to develop our existing information infrastructure and technologies or recoup the investments we have made for such development, and failure to continue to innovate or adopt new technologies or adapt our platform to changing user requirements or emerging industry standards may materially and adversely affect our business, financial condition, results of operations and prospects.

The digital healthcare industry is characterized by rapidly changing technology, evolving industry standards and regulatory requirements, introductions of new services and products as well as changing customer demands. We are also subject to other changes and developments of the Internet healthcare, Internet, healthcare and other industries in which we operate. These changes and developments may require us to continue to innovate, and failure to do so would have a material adverse effect on our business, financial condition and results of operations.

To remain competitive, we must continue to enhance and improve the responsiveness, functionality and features of our platform. We may need to constantly upgrade our information infrastructure to provide increased scale, improved performance and additional built-in functionality of our platform and to keep pace with our business development, which may require significant investments in time and resources, including adding new hardware, updating software and recruiting and training new engineering personnel. Failure to improve our information infrastructure accordingly may materially affect our ability to adopt new services and products, and could result in unanticipated system disruptions, slow response times and impaired quality of our users’ and other participants’ experiences, which may, in turn, materially and adversely affect our business, financial condition, results of operation, prospects and reputation. We invested during 2023, 2024 and 2025, and are expected to continually invest, significant amounts in upgrading our information infrastructure and developing our technologies, especially in artificial intelligence and healthcare-related AI applications. We are likely to recognize costs associated with these investments earlier than some of the anticipated benefits and the return on these investments may be lower, or may develop more slowly, than we expected. We may not be able to recover our capital expenditures or investments, in part or in full, or the recovery of these capital expenditures or investments may take longer than expected. As a result, the carrying value of the related assets may be subject to an impairment charge, which may materially and adversely affect our financial condition and results of operations.

In addition, our success will depend, in part, on our ability to identify, develop, acquire or license leading technologies useful in our business and respond to technological advances and emerging industry standards and practices, such as mobile Internet, in a cost-effective and timely way. In the future, we plan to recruit more research and development personnel in software engineering, data science, artificial intelligence and other fields to further strengthen our in-house research and development capabilities and in turn enhance our medical big data analyses and supply chain. If we are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing market conditions or user requirements, whether for technical, legal, financial or other reasons, our business, prospects, financial condition and results of operations may be materially and adversely affected.

Our self-developed technologies are complex and may contain undetected errors or may not operate properly, which could adversely affect our business, financial condition and results of operations.

Our self-developed technology platform provides our users and other participants in our ecosystem with the ability to conduct a variety of actions essential to the operations of our business and the delivery of our solution. Self-developed technology development is time-consuming, expensive and complex, and may involve unforeseen difficulties. We may encounter technical obstacles, and we may discover additional problems that prevent our technologies from operating properly and consequently adversely affect our information infrastructure and other aspects of our business where our technologies are applied. If our solution does not function reliably or fails to achieve customers’ and business partners’ expectations in terms of performance, we may lose existing, or fail to attract new, customers or business partners, which may damage our reputation and adversely affect our business.

Moreover, data services are complex, and those we offer may develop or contain undetected defects or errors. Material performance problems, defects or errors in our existing or new software and applications and services may arise in the future and may result from interface between our solution and systems and data that we did not develop and the function of which is beyond our control or undetected in our testing. These defects and errors, and any failure by us to identify and address them, could result in loss of revenue or market share, diversion of development resources, harm to our reputation and increased service and maintenance costs. Defects or errors may discourage existing or potential customers from utilizing our solution. Correction of defects or errors could prove to be impossible or impracticable. The costs incurred in correcting any defects or errors may be substantial and could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain optimal inventory levels could increase our operating costs or lead to unfulfilled customer orders, either of which could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We need to ensure optimal inventory levels for our business. To that end, we carry out inventory counts on a monthly basis at our storages. We also constantly monitor our potential obsolete products and are allowed to return products close to their expiration date to our suppliers.

Despite our inventory management efforts, there can be no assurance that these monitoring and related measures would be effective in ensuring fulfillment of our customers’ orders. Consequently, we are exposed to inventory risk as a result of rapid changes in product life cycles, changing consumer preferences, uncertainty of product developments and launches, manufacturer back orders and other related problems as well as the volatile economic environment in the PRC. There can be no assurance that we can accurately predict these trends and events and avoid over-stocking or under-stocking of products. Furthermore, demand for products could change significantly between the time when the products are ordered and the time when they are ready for delivery. When we begin to sell a new product, it is particularly difficult to forecast product demand accurately. We may be unable to sell such inventory in sufficient quantities or during the relevant sales seasons. Inventory levels in excess of customer demand may result in inventory write-downs, expiration of products or an increase in inventory holding costs and a potential negative effect on our liquidity. Conversely, if we underestimate customer demand or if our suppliers fail to provide products to us or deliver products to our customers in a timely manner, we may experience inventory shortages, which may, in turn, result in unfulfilled customer orders, leading to an adverse effect on our customer relationships. Our failure to maintain proper inventory levels may have a material and adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to liability for content available in our ecosystem that is alleged to be factually incorrect, socially destabilizing, obscene, defamatory, libelous or otherwise unlawful.

China has enacted laws and regulations governing Internet access and the distribution of products, services, news, advertisements, information, audio-video programs and other content through the Internet. In particular, our advertising business is subject to relevant laws and regulations in the PRC. Even though we implement measures to review advertising materials in light of the relevant laws and regulations as well as our internal guidelines before they are published on our platform, such measures may not be effective and may still subject us to potential liabilities. Our business, financial condition and results of operations may suffer as a result. In addition, the Internet content providers and Internet publishers are prohibited from posting or displaying over the Internet any content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is obscene, superstitious, frightening, gruesome, offensive, fraudulent or defamatory. In November 2016, China promulgated the Cyber Security Law, which came into effect on June 1, 2017 and amended on January 1, 2026, to protect cyberspace security and order. The Cyber Security Law tightens control of cyber security and sets forth various security protection obligations for network operators. If any of our Internet information were deemed by the PRC government to violate any content restrictions, we would not be able to continue to display such content and could become subject to penalties, including confiscation of income, fines, suspension of business and revocation of required licenses, which could materially and adversely affect our business, financial condition and results of operations. We may also be subject to potential liability for any unlawful actions by users of the websites we operate or for content we distribute that is deemed inappropriate. It may be difficult to determine the type of content that may result in liability to us, and if we are found to be liable, we may be prevented from operating these websites in China.

In addition, claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), other unlawful activity or other theories and claims based on the nature and content of information posted on our mobile portals, including news feeds, product reviews and message boards, by our participants such as our users and suppliers, among others. Regardless of the outcome of such a dispute or lawsuit, we may suffer from negative publicity and reputational damage as a result, which may adversely affect our business.

We have a limited number of key suppliers.

For the year ended December 31, 2025, two suppliers, namely Dongguan Chaoyang Pharmaceutical Co., Ltd and Guangzhou Guoying Pharmaceutical Co., Ltd., collectively accounted for 63.4% of our total purchases. We are currently expanding our supplier base to further enhance the coverage of our product offering. However, we cannot assure you that the supplier concentration will decrease, and we may continue to rely on other major suppliers in the future. Any significant delay in delivery, the inability of our key suppliers to meet their quantity and/or quality obligations or the unavailability of alternative suppliers could hinder our business plan, which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

Any lack of requisite approvals, licenses or permits applicable to our business may have a material and adverse effect on our business, financial condition and results of operations and prospects.

Our business is subject to governmental supervision and regulation by various PRC governmental authorities, including, but not limited to, the MOFCOM, the PRC Ministry of Industry and Information Technology, or the MIIT, and the NHC, National Medical Products Administration, or the NMPA, the PRC State Administration for Market Regulation, or the SAMR, the CAC, and the corresponding local regulatory authorities. Such government authorities promulgate and enforce laws and regulations that cover a variety of business activities that our operations concern, such as provision of Internet information, online healthcare services, online and offline retail, sales and online operation of pharmaceutical and healthcare products, sales of food, and Internet advertisement, among other things. These regulations in general regulate the entry into, the permitted scope of, as well as approvals, licenses, permits, filings and registrations for, the relevant business activities.

In addition to obtaining necessary approvals, licenses and permits for conducting our business, we must comply with relevant laws and regulations. Our businesses, such as online pharmaceutical sale and online healthcare services, are subject to various and complex laws and regulations, extensive government regulations and supervision. There may be certain new requirements under relevant laws and regulations from time to time, and even if we become aware of new requirements, due to uncertainties in their interpretations and implementation, it will be difficult for us to determine what actions or omissions would be deemed as violations of applicable laws and regulations. We may also not be able to respond to evolving laws and regulations and take appropriate action in time to adjust our business model. As a result, we may be in violation or non-compliance with such laws and regulations.

Moreover, our online hospital services are subject to governmental supervision and regulation relating to both general medical institution and online hospital. In particular, according to the Administrative Measures for Internet Diagnosis and Treatment (for Trial Implementation) by the NHC on July 17, 2018, Internet-based diagnosis services shall only provide re-diagnoses service after confirming that the patients have been diagnosed with one or more types of such common or chronic diseases in physical medical institutions. In addition, pursuant to the Administrative Regulations on Medical Institutions amended by the State Council on May 1, 2022 and its implementation rules, and the Administrative Measures for Internet Diagnosis and Treatment (for Trial Implementation), medical institutions including online hospitals shall carry out diagnosis and treatment activities according to the approved and registered medical subjects. If a medical institution carries out the online re-diagnoses business with respects to certain common and chronic diseases, the doctors in such medical institution shall review the patients’ medical records, and after confirming that the patients have been diagnosed with one or more types of such common or chronic diseases in physical medical institutions, may offer re-diagnoses service to such patients for the same diagnostic results. We believe we are largely compliant with the existing applicable laws and regulations. However, it remains uncertain that our online hospital services are and will be in full compliance with the relevant laws and regulations, which are evolving and subject to changes. In addition, we have established and implemented platform policies to manage the behaviors of our doctors comply with applicable laws and regulations, but we cannot assure you that the practice of our doctors and the patients will follow these requirements under such policy. Any failure to comply with such laws and regulations or any misconduct or even fraud of our doctors and patients could result in administrative penalties against us which could materially and adversely affects our business, results of operations, financial condition and prospects.

Due to the uncertainties in the regulatory environment of the industries in which we operate, there can be no assurance that we have obtained or applied for or completed all the approvals, permits, licenses, filings and registrations required for conducting our business and all activities in the PRC, or that we would be able to maintain or renew or pass the annual inspections (as applicable) of our existing approvals, permits and licenses or obtain any new approvals, permits and licenses or complete filings and registrations in a timely manner if required by any future laws or regulations. If we fail to obtain and maintain approvals, licenses or permits or complete filings and registrations required for our business, or to comply with relevant laws and regulations, we could be subject to liabilities, fines, penalties and operational disruptions, or we could be required to modify our business model, which could materially and adversely affect our business, financial condition and results of operations.

We are subject to a variety of laws and other obligations regarding data protection, and any failure to comply with applicable laws and obligations could have a material and adverse effect on our business, financial condition and results of operations.

We are required by privacy and data protection laws in China to ensure the confidentiality, integrity and availability of the information of our users, customers and other data, which is also essential to maintaining their confidence in our online services. However, the interpretation and application of such laws in China are often uncertain and in flux.

In addition to Cyber Security Law, the PRC Data Security Law and the PRC Personal Information Protection Law and other relevant laws and administrative regulations, the PRC governmental authorities also formulated certain specific standards and rules on data protection. The SAMR, and the PRC Standardization Administration jointly issued the Standard of Information Security Technology — Personal Information Security Specification (2020 edition), which took effect on October 1, 2020. Pursuant to this standard, any person or entity who has the authority or right to determine the purposes for and methods of using or processing personal information is considered a personal information controller. Such personal information controller is required to collect information in accordance with applicable laws, and except in certain specific events that are expressly exempted in the standard, prior to collecting such data, the information provider’s consent is required. Furthermore, the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which took effect on October 1, 2019. According to these provisions, no person or entity is allowed to produce, release, or disseminate information that infringes upon the personal information security of children aged below 14. Network operators collecting, storing, using, transferring, or disclosing children’s personal information are required to enact special protections for such information.

In addition to the laws and regulations, the PRC government may also carry out special rectifications on the illegal collection and use of any personal data. For example, the Announcement of Launching Special Crackdown Against Illegal Collection and Use of Personal Information by Mobile Apps was issued with effect on January 23, 2019 and commenced coordinated efforts among the CAC, the MIIT, the PRC Ministry of Public Security, and the SAMR to combat the illegal collection and use of personal information by mobile apps throughout China. On October 31, 2019, the MIIT also issued the Notice on the Special Rectification of Mobile Apps Infringing Users’ Rights and Interests, pursuant to which application providers were required to promptly rectify issues that the MIIT designated as infringing application users’ rights such as collecting personal information in violation of PRC regulations and setting obstacles for user account deactivation. In July 2020, the MIIT issued the Notice on Conducting Special Rectification Actions in Depth Against the Infringement upon Users’ Rights and Interests by Applications, to rectify the following issues: (i) illegal collection and use of personal information of users by an application and a software development kit, (ii) setting up obstacles and frequently harassing users, (iii) cheating and misleading users, and (iv) inadequate implementation of application distribution platforms’ responsibilities.

The above laws and regulations and recent events and pronouncements indicate greater oversight by Chinese regulators in terms of data protection and cybersecurity. Such laws, regulations and associated interpretation and implementation are evolving rapidly and may place restrictions on our business operations and the manner in which we interact with our patients.

There remain uncertainties regarding further interpretation and implementation of those laws and regulations. For example, it should be noted that “core data” and “important data” are important concepts in the PRC Data Security Law. The scopes of these concepts are yet to be determined and need more interpretation from the competent governmental authorities. If the enacted version of the draft measures mandates clearance of cybersecurity review and other specific actions to be completed by companies like us, we face uncertainties as to whether we should obtain such clearance as a listed company in the United States and whether such clearance can be timely obtained, or at all. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States. The relevant regulatory authorities in China continue to monitor the websites and apps in relation to the protection of personal data, privacy and information security, and may impose additional requirements from time to time. The relevant regulatory authorities also publicize, from time to time, their monitoring results and require relevant enterprises listed in such notices to rectify non-compliance. If any of our mobile apps are not in compliance with these regulations, we could be subject to penalties, including revocation of our business licenses and permits. In addition, compliance with any additional laws could be expensive and any failure to comply with applicable cybersecurity, privacy, and data protection laws and regulations could result in proceedings, penalties and legal liabilities against us. As a result, our business, financial condition, and results of operations could be materially and adversely affected. Besides, any negative publicity about our platform’s safety or privacy protection mechanism and policy could harm our public image and reputation.

We, our directors, senior management or shareholders may from time to time become party to litigation, other legal or administrative disputes and proceedings that may materially and adversely affect our reputation, business, financial condition or results of operations.

Our business operations entail substantial litigation and regulatory risks, including the risk of lawsuits and other legal actions relating to medical disputes, fraud and misconduct, sales and user services and control procedures deficiencies, as well as the protection of personal and confidential information of our users and business partners, among others. We may be subject to claims and lawsuits in the ordinary course of our business, and we may also be subject to inquiries, inspections, investigations and proceedings by relevant regulatory and other governmental agencies. Actions brought against us may result in settlements, injunctions, fines, penalties or other results adverse to us that could harm our business, financial condition, results of operations and reputation. Even if we are successful in defending ourselves against these actions, the costs of such defense may be significant to us. A significant judgment or regulatory action against us or a material disruption in our business arising from adverse adjudications in proceedings against our directors, officers or employees would have a material adverse effect on our liquidity, business, financial condition, results of operations, reputation and prospects. In addition, events or activities attributed to our directors or senior management, and related publicity, whether or not justified, may affect their ability or willingness to continue to serve our company or dedicate their efforts to our company and negatively affect our brand and reputation, resulting in an adverse effect on our business, operating results and financial condition. Furthermore, our directors, senior management and shareholders may from time to time be subject to regulatory inquiries, investigations, actions, proceedings and/or negative publicity or otherwise face potential liability in relation to commercial, securities or other matters, which may negatively impact our reputation and brand. Recently, it came to our attention that an indirect shareholder of our company received a notice of criticism from the Shanghai Stock Exchange for its failure to timely and accurately disclose certain information as a company listed on the Shanghai Stock Exchange. We believe that such incident will not have a material adverse impact on our reputation, business, financial condition or results of operations.

We may not have sufficient insurance coverage to cover our business risks, which could expose us to significant costs and business disruptions.

We have obtained or caused relevant counterparties to obtain insurance to cover certain potential risks and liabilities, such as professional liability insurance for our doctors in connection with their provision of medical consultation services over our platform, and product liability insurance for us with respect to certain products sold under our direct sale model. However, we may not be able to acquire any insurance for certain types of risks such as business liability or service disruption insurance for all of our operations in the PRC, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. There can be no assurance that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policies on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property (which we have ownership or legal rights to use) as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others, to protect our proprietary rights. Although we are not aware of any copycat websites that attempt to cause confusion or diversion of traffic from us at the moment, we may become an attractive target to such attacks in the future because of our brand recognition in online retail, pharmaceutical and Internet healthcare industries in China. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated, or such intellectual property may not be sufficient to provide us with competitive advantages. In addition, there can be no assurance that our patent applications will be approved, that any issued patents will adequately protect our intellectual property, or that such patents will not be challenged by third parties or found by a judicial authority to be invalid or unenforceable. Further, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

It may often take a long time or high cost to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to different and varying applications and interpretations in different parts of China. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Policing any unauthorized use of our intellectual property is difficult and costly, and the steps we take may be inadequate to prevent the infringement or misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources, and could put our intellectual property at risk of being invalidated or narrowed in scope. We can provide no assurance that we will prevail in such litigation, and even if we do prevail, we may not obtain a meaningful recovery. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in maintaining, protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or would not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We have been, and from time to time in the future may be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by our products, services or other aspects of our business. There could also be existing patents of which we are not aware that our products may inadvertently infringe. There can be no assurance that holders of patents purportedly relating to some aspect of our technology platform or business, if any such holders exist, would not seek to enforce such patents against us in the PRC or any other jurisdictions as applicable. Furthermore, the application and interpretation of PRC patent laws and the procedures and standards for granting patents in the PRC are still evolving, and there can be no assurance that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits. Successful infringement or licensing claims made against us may result in significant monetary liabilities and may materially disrupt our business and operations by restricting or prohibiting our use of the intellectual property in question, which may materially and adversely affect our business, financial condition and results of operations.

In addition, we use open-source software in connection with our products and services. Companies that incorporate open-source software into their products and services have, from time to time, faced claims challenging the ownership of open-source software and compliance with open-source license terms. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open-source software or noncompliance with open-source licensing terms. Some open-source software licenses may require users who distribute open-source software as part of their software to publicly disclose all or part of the source code to such software and make available any derivative works of the open-source code on unfavorable terms or at no cost. Any requirement to disclose our source code or pay damages for breach of contract could be harmful to our business, results of operations and financial condition.

Security breaches and attacks against our systems and network, and any potential resultant breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and adversely affect our business, financial condition and results of operations.

We rely heavily on technology, particularly the Internet, to provide high-quality online services. However, our technology operations are vulnerable to disruptions arising from human error, natural disasters, power failure, computer viruses, spam attacks, unauthorized access and other similar events. Disruptions to, or instability of, our technology or external technology that supports the offering of our online services and products could materially harm our business and reputation.

Although we have employed significant resources to develop security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of user information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us, we may be unable to anticipate, or implement adequate measures to protect against, these attacks. As of the date of this annual report, we had not been subject to these types of attacks that had materially and adversely affected our business operations. However, there can be no assurance that we would not in the future be subject to such attacks that may result in material damages or remediation costs. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and user dissatisfaction.

In addition, we may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our users or other participants of our ecosystem, or the information infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches may harm our reputation and business, and materially and adversely affect our financial condition and results of operations.

User growth and activity on mobile devices depends upon effective use of mobile operating systems, networks and standards that we do not control.

Purchases using mobile devices by consumers generally, and by our users specifically, have increased significantly, and we expect this trend to continue. To optimize the online hospital visitation experience, we may need to attract our users to download mobile apps or follow our WeChat official account for their particular devices as opposed to accessing our sites from an Internet browser on their mobile device. As new mobile devices and platforms are released, it is difficult to predict the problems we may encounter in developing applications for these alternative devices and platforms, and we may need to devote significant resources to the development, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future in integrating the mobile apps that we operate into mobile devices or if problems arise with our relationships with providers of mobile operating systems or mobile app download stores, if the mobile apps we operate receive unfavorable treatment compared to competing apps on the download stores, or if we face increased costs to distribute or have users use mobile apps that we operate. We are further dependent on the interoperability of the sites we operate with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our users to access and use our sites on their mobile devices, or if our users choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our user growth could be harmed and our business, financial condition and operating results may be adversely affected.

Our operations depend on the performance of the Internet infrastructure and fixed telecommunications networks in China, as well as the effectiveness of mobile operating systems and networks.

Almost all access to mobile and Internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the MIIT. We primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and Internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s public communications networks, such as mobile, Internet or the fixed telecommunications networks. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. We cannot assure you that the public communications infrastructure in China will be able to support the demands associated with the continued growth in usage. In addition, we have no control over the costs of the services provided by public communications service providers. If the prices we pay for their services rise significantly, our financial performance may be adversely affected. Furthermore, if mobile access fees or other charges to mobile users increase, our user traffic may decline and our business may be harmed.

We may not be able to conduct our marketing activities cost-effectively and we are subject to limitations in promoting our business.

We have incurred significant expenses on a variety of different marketing and brand promotion efforts designed to enhance our brand recognition and increase sales of our services and products. However, our brand promotion and marketing activities may not be well received by customers and may not result in the levels of sales that we anticipate. Meanwhile, marketing approaches and tools in the PRC Internet healthcare market are evolving, which may further require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and customer preferences. Failure to refine our existing marketing approaches or to introduce new marketing approaches in a cost-effective manner could reduce our market share and materially and adversely affect our financial condition, results of operations and profitability.

We are subject to limitations in promoting healthcare-related services and products.

We are subject to certain limitations in promoting healthcare-related services and products. Doctors on our platform and other relevant parties in the provision of our medical and wellness services have to comply with rules and regulations that restrict the promotion or dissemination of information about the professional healthcare services and practice provided by licensed doctors, and the publication or marketing efforts for the predominant purpose of promoting the products or services of doctors to customers or potential customers. Such restrictions may affect our ability to further enhance our brand recognition or secure new business opportunities in the future.

Under PRC laws and regulations, all advertisements published online containing drug names, applicable symptoms treated by such drugs (major functions) or other drug-related content, and advertisements published online containing medical device names and the applicable scope, performance, structure and composition, function and other contents relevant to medical device are subject to examination by relevant government authorities. We are prohibited from publishing advertisements of prescription drugs on the websites that we operate and must ensure that any advertisement of medical treatment, drugs or medical devices does not include any assertion or guarantee as to the function and safety or any statement of curative rate and effectiveness of such medical treatment, drugs or medical devices. Any violation of advertisement-related laws and regulations may subject us to fine, or even suspension of our business or revocation of our business license.

Meanwhile, during 2021 and 2022, we engaged in a series of Internet and building advertising campaigns with several advertisers to enhance our customer recognition and brand loyalty in Guangdong Province and first-tier cities in China. Such campaigns involve online keyword and advertorial promotions and building and elevator advertisements. However, there can be no assurance that the relevant regulatory authorities would not determine any certain of our historical methods is in violation of relevant PRC advertising laws and regulations or find us in violation of relevant PRC advertising laws and regulations, which may in turn subject us to regulatory penalties and further adversely affect our business and prospects.

If we fail to rectify and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations or prevent fraud.

Prior to our initial public offering, we had been a private company with limited accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in the course of management’s preparation and our independent registered public accounting firm’s audits of our consolidated financial statements included elsewhere in this annual report, three material weaknesses were identified in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, or PCAOB, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements, and (iii) lack of proper control of the Company’s system logical access security and system change management. This has resulted in a number of accounting errors and omissions. We are in the process of implementing a number of measures to address the material weaknesses and deficiencies that have been identified. See “Item 15. Controls And Procedures—Internal Control Over Financial Reporting.” However, we cannot assure you that these measures may fully address the material weaknesses and deficiencies in our internal control over financial reporting or that we may conclude that they have been fully remediated.

We are a public company in the United States that are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal controls over financial reporting. Section 404 of the Sarbanes-Oxley Act, or Section 404, also requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

If we fail to maintain adequate and effective internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. In addition, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

If our risk management system is not adequate or effective, and if it fails to detect potential risks in our business as intended, our business, financial condition and results of operations could be materially and adversely affected.

We have established our internal control system, such as an organizational framework, policies and procedures that are designed to monitor and control potential risk areas relevant to our business operations. However, due to the inherent limitations in the design and implementation of our risk management system, our risk management system may not be sufficiently effective in identifying, managing and preventing all risks if external circumstances change substantially or extraordinary events take place.

Furthermore, our new business initiatives may give rise to additional risks that are currently unknown to us, despite our efforts to anticipate such issues. If our risk management system fails to detect potential risks in our business as intended or is otherwise exposed to weaknesses and deficiencies, our business, financial condition and results of operations could be materially and adversely affected.

Our risk management also depends on effective implementation by our employees. There can be no assurance that such implementation by our employees will always function as intended or such implementation will not involve any human errors, mistakes or intentional misconduct. If we fail to implement our policies and procedures in a timely manner, or fail to identify risks that affect our business with sufficient time to plan for contingencies for such events, our business, financial condition and results of operations could be materially and adversely affected, particularly with respect to the maintenance of our relevant approvals and licenses granted by governments.

Our success depends on the continued efforts of our senior management and key employees. If one or more of our senior management or key employees were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our future success depends heavily upon the continued services of our senior management and our key employees in various corporate functions, who have contributed significantly to our current achievements. Accordingly, we believe that our ability to attract and retain key personnel is a critical factor in our competitiveness. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which could increase our operating expenses and, in turn, materially and adversely affect our financial condition and results of operations. If we are unable to attract or retain the personnel required to achieve our business objectives, our business could be severely disrupted.

Our key employees are subject to non-competition arrangements and confidentiality terms that prohibit them from disclosing company confidential and proprietary information. However, we cannot assure you that such arrangements can be fully and legally enforced. If any of our senior management or other key personnel joins or establishes a competing business, we may lose some of our customers, which may have a material adverse effect on our business.

We do not maintain key-person insurance for members of our management team. If we lose the services of any senior management, we may not be able to identify suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects and prolong our expansion strategies and plans. Furthermore, if any of our executive officers joins a competitor or forms a competing company, we may lose a significant number of our existing pharmacy users and consumers and potentially lose our substantial research and development achievements, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

If we are unable to recruit, train and retain qualified personnel or if we fail to do so in a cost-efficient manner, our business may be materially and adversely affected.

We intend to hire additional qualified employees to support our business operations and planned expansion. Our future success depends, to a significant extent, on our ability to recruit, train and retain qualified personnel, particularly healthcare, technical, fulfillment, marketing and other operational personnel with experience in the online retail industry and pharmaceutical industry.

Since our industry is characterized by high demand and intense competition for talent and labor, we can provide no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. We have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated personnel may lead to underperformance of our operation. Labor costs in China have increased with China’s economic development, particularly in the large cities where we operate our business. Therefore, to maintain and enhance our competitiveness, we may from time to time need to adjust certain elements of our operations in response to evolving economic conditions and business needs. Any failure to address these risks and uncertainties could materially and adversely affect our financial performance and prospects of achieving profitability, which could have a material adverse impact on our business development, financial conditions and results of operations. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth on a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture.

We may not be able to detect or prevent fraud or other misconduct committed by our employees or third parties.

Fraud or other misconduct by our employees, such as unauthorized business transactions, bribery and breach of our internal policies and procedures, or by third parties, such as breach of law, may be difficult to detect or prevent. It could subject us to financial loss and sanctions imposed by governmental authorities while seriously damaging our reputation. This may also impair our ability to effectively attract prospective users, develop customer loyalty, obtain financing on favorable terms and conduct other business activities.

In particular, we may face risks with respect to fictitious or other fraudulent activities over our online hospital. For example, our users may engage in fictitious transactions by submitting false prescription to purchase prescription drugs on our platform. Users may also provide false information to medical professional on our online healthcare services in order to obtain prescriptions that they are not supposed to get. There can be no assurance that the measures we have implemented to detect and reduce the occurrence of fraudulent activities would be effective in combating fraudulent transactions or improving overall satisfaction among our direct sales suppliers and customers. In addition to fraudulent transactions with legitimate customers, our suppliers under direct sales may also engage in fictitious or “phantom” transactions with themselves or collaborators in order to artificially inflate their ratings on our online hospital, reputation and search results rankings. This activity may harm other third parties by enabling the perpetrating direct sales supplier to be favored over legitimate ones, may harm our customers by deceiving them into believing that a supplier is more reliable or trusted than that supplier actually is, and result in inflated GMV from our online hospitals.

Our risk management systems, information technology systems and internal control procedures are designed to monitor our operations and overall compliance. However, we may be unable to identify non-compliance or suspicious transactions promptly, or at all. Furthermore, it is not always possible to detect and prevent fraud or other misconduct committed by our employees or third parties, and the precautions we take to prevent and detect such activities may not be effective. Therefore, we are subject to the risk that fraud or other misconduct may have previously occurred but was undetected, or may occur in the future. This may materially and adversely affect our business, financial condition and results of operations.

We rely on assumptions and estimates to calculate certain key operating metrics, and inaccuracies in such metrics may harm our reputation and adversely affect our business.

Certain key operating metrics, such as the number of mature doctors, doctors issuing prescriptions, contracted doctors, and transacting patients, and the number of SKUs, and prescriptions issued in this annual report are calculated using our internal data that have not been independently verified by third parties. While these numbers are based on what we believe to be reasonable calculations for the applicable periods of measurement, there are inherent challenges in measuring usage and user engagement across our large user base. In addition, our key operating metrics are derived and calculated based on different assumptions and estimates, and you should be cautious of such assumptions and estimates when assessing our operating performance.

Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly titled metrics used by our competitors due to differences in data availability, sources and methodology. If third parties do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and third parties may be less willing to allocate their resources or spending to us, which could adversely affect our business and operating results.

We may need additional capital but may not be able to obtain such on favorable terms or at all.

We may require additional cash resources if we incur operating losses or for future growth and development of our business, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including our future financial condition, results of operations, cash flows, share price performance, liquidity of international capital and lending markets and the PRC governmental regulations over foreign investment and the PRC healthcare industry, including the digital healthcare industry. In addition, incurring indebtedness would subject us to increased debt service obligations and could result in operating and financing covenants that would restrict our operations. There can be no assurance that financing would be available in a timely manner or in amounts or on terms favorable to us, or at all. Any failure to raise needed funds on terms favorable to us, or at all, could severely restrict our liquidity as well as have a material adverse effect on our business, financial condition and results of operations. Moreover, any issuance of equity or equity-linked securities could result in significant dilution to our existing shareholders.

We are not in full compliance with PRC labor laws and regulations, including but not limited to labor, social insurance and housing provident fund.

Under PRC labor laws and regulations, we are required to compensate our employees and make social insurance and housing provident funds contributions on our own behalf for the benefit of our employees in full and on time. The amount we are required to contribute for each of our employees under such plan should be calculated based on the employee’s actual salary level of previous year and be subject to a minimum and maximum level as from time to time prescribed by local authorities. However, we have not been in full compliance with such laws and regulations in the past. For example, we did not pay social insurance and housing provident fund for some of our employees in accordance with their actual wage bases. The unpaid social insurance and housing provident fund was RMB2.6 million, RMB2.6 million and RMB2.7 million (US$0.4 million) for the years ended December 31, 2023, 2024 and 2025, respectively.

Although we have not received any order or notice from the local authorities nor any claims or complaints from our current and former employees regarding our non-compliance in this regard, we cannot assure you that we will not be subject to any order to rectify non-compliance in the future, nor can we assure you that there are no, or will not be any, employee complaints regarding past due wages, social insurance payment or housing provident fund contributions against us, or that we will not receive any claims in respect of past due wages, social insurance payment or housing provident fund contributions under the PRC laws and regulation. In addition, we may incur additional costs to comply with such laws and regulations by the PRC Government or relevant local authorities, and we may also incur surcharges and penalties for overdue payments. Any such development could materially and adversely affect our business, financial condition and results of operations.

Our PRC subsidiaries engaged third-party human resources agencies to pay social insurance and housing provident funds for some of their employees. As of the date of this annual report, our PRC subsidiaries had not received any notice from the local authorities or any claim or request from these employees in this regard. Under the agreements between the third-party human resources agencies and our relevant subsidiaries, the third-party human resources agencies have the obligations to pay social insurance and housing provident funds contributions for our relevant employees. However, if the human resource agencies fail to pay the social insurance or housing provident fund contributions for and behalf of our employees as required under applicable PRC laws and regulations or if our practice of having third-party human resources agencies to make social insurance and housing provident fund contributions for some of our employees is challenged by the government authorities, we may be subject to penalties imposed by the local social insurance authorities and the local housing provident fund management centers for failing to discharge our obligations in relation to payment of social insurance and housing provident funds as an employer.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our offices and other corporate facilities. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all, and may therefore be forced to relocate our affected operations. This could disrupt our operations and result in significant relocation expenses, which could materially and adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow and failure in relocating our affected operation could materially and adversely affect our business and operations.

Any catastrophe, including natural disasters, public health crises, political crises, or other extraordinary events, could have a negative impact on our business operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, wars, riots, terrorist attacks or similar events could cause severe disruption to our daily operations, and may even require a temporary closure of our facilities. Our business could also be adversely affected by the effects of Ebola virus diseases, H1N1 flu, H7N9 flu, avian flu, severe acute respiratory syndrome (SARS), 2019 Coronavirus Disease (COVID-19) or other epidemics. Our business operation could be disrupted if any of our employees are suspected of having any of the aforementioned epidemics or another contagious disease or condition, since it could require our employees to be quarantined or our offices to be disinfected. In addition, our business, financial condition, results of operations and prospects could be materially and adversely affected to the extent that any of these epidemics harms the Chinese economy and the business operations of our customers and business partners in general.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, or if we fail to comply with obligations under the corresponding enforcement notices on time, our business and results of operations may be materially and adversely affected.

We may be subject to regulatory actions, litigation, disputes or claims of various types brought by relevant regulatory authorities or our competitors, users, content creators, employees, or other third parties against us in the ordinary course of our business. Such regulatory actions, disputes, allegations, complaints, or legal proceedings may damage our reputation, evolve into litigations or otherwise have a material adverse impact on our reputation and business. Litigation is expensive, may subject us to the risk of significant damages, requires significant managerial resources and attention, and could materially and adversely affect our business, financial condition, and results of operations. The outcomes of actions we institute may not be successful or favorable to us. Lawsuits against us may also generate negative publicity that significantly harms our reputation, which may adversely affect our user base. As a publicly-listed company, we may also face additional exposure to claims and lawsuits inside and outside China, including securities law class actions. See “—We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, and may, from time to time, be the subject of shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.”

We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, and may, from time to time, be the subject of shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.

We will have to defend against a putative shareholder class action lawsuit described in “Item 8. Financial Information—8.A. Consolidated Statements and Other Financial Information—Litigation,” including any appeals of such lawsuit should our initial defense be unsuccessful. We are currently unable to estimate the possible outcome or loss or possible range of loss, if any, associated with the resolution of the lawsuit. There can be no assurance that we will be able to prevail in our defense or reverse any unfavorable judgment on appeal, and we may decide to settle lawsuits on unfavorable terms. Any adverse outcome of this lawsuit, including any plaintiff’s appeal of the judgment in the lawsuit, could result in payment of substantial monetary damages or fines, and thus have a material adverse effect on our business, financial condition, results of operations, cash flows and reputation.

We and our directors or officers may, from time to time, be a target for lawsuits in the future, including putative class action lawsuits brought by shareholders and lawsuits against our directors and officers as a result of their position in other public companies. The existence of such lawsuits and any adverse outcome of these lawsuits, including any appeal of a judgment, could have a material adverse effect on our business, financial condition, results of operations, cash flows, reputation as well as the trading price of our securities. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters. The litigation process may utilize a significant portion of our resources and divert management’s attention from the day-to-day operations of our company, all of which could harm our business. We also may be subject to claims for indemnification related to these matters, and we cannot predict the impact that indemnification claims may have on our business or financial results.

We may grant share-based awards in the future, which may result in increased share-based compensation expenses and have an adverse effect on our future profitability.

In February 2025, we adopted the 2025 Share Incentive Plan, or the 2025 Plan, for the purpose of granting share-based compensation awards to selected directors, employees and other eligible persons to incentivize their performance and align their interests with ours. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2025 Plan is 3,317,204. As of the date of this annual report, all share awards for an aggregate of 3,317,204 Class A ordinary shares have been granted and have vested pursuant to the 2025 Plan.

We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we may grant share-based compensation awards in the future. As a result, we may incur expenses associated with share-based compensation, which may have a material and adverse effect on our financial condition and results of operations. Our ability to attract or retain highly skilled employees may be adversely affected by declines in the perceived value of our equity or equity awards. Furthermore, there are no assurances that the number of shares reserved for issuance under our share incentive plan will be sufficient to grant equity awards adequate to recruit new employees and to compensate existing employees. In case we decide to reserve and issue additional shares under our share incentive plan, your interests in our company will be further diluted by such issuance.

The Holding Foreign Companies Accountable Act, or the HFCAA, and the related regulations continue to evolve. Further implementations and interpretations of or amendments to the HFCAA or the related regulations, or a PCAOB determination of its lack of sufficient access to inspect our auditor, might pose regulatory risks to and impose restrictions on us because of our operations in mainland China.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB because of a position taken by an authority in the foreign jurisdiction for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a “Commission-Identified Issuer” following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a “Commission-Identified Issuer” for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Risks Related to Our Corporate Structure

If the PRC government deems that the Contractual Arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain of our businesses including value-added telecommunication services and medical institutions is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (excluding e-commerce, domestic multi-party communications, data collection and transmission services and call centers).

We are a Cayman Islands exempted company and our WFOE is considered as a foreign-invested enterprise. Accordingly, our WFOE is not eligible to provide value-added telecommunication services, services as internet hospitals or provide certain other restricted services related to our businesses. As a result, we will conduct such business activities through the VIE in the PRC, Qilekang Digital Health.

Qilekang Digital Health is 9.96% owned by Mr. Zhenyang Shi, our Chairman and Chief Executive Officer, and 4.01% owned by Ms. Li Xu, our Financial Manager. Mr. Zhenyang Shi and Ms. Li Xu are PRC citizens. We entered into a series of Contractual Arrangements with Qilekang Digital Health and its shareholders (except for Zhongke Baiyun and General Technology), which enable us to:

●	exercise effective control over Qilekang Digital Health;

●	receive substantially all of the economic benefits of Qilekang Digital Health; and

●	have an exclusive option to purchase all or part of the equity interests in Qilekang Digital Health when and to the extent permitted by PRC law.

Because of these Contractual Arrangements, we have control over and are the primary beneficiary of Qilekang Digital Health and hence consolidate its financial results as the VIE under U.S. GAAP. For a detailed discussion of these Contractual Arrangements, see “Item 4. Information on The Company—4.C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.” However, we could not assure you that we could assert contractual control over the assets of the VIE and its PRC subsidiaries which conduct all of our operations. If we could not assert our contractual control rights over the assets of the VIE and its PRC subsidiaries as a result of any determinations, changes or interpretations of relevant laws and regulations by the PRC government, we may not be able to conduct our business and operations, and our financial condition and results of operations would be adversely affected and the market price of our ordinary shares may decline in value or become worthless.

In the opinion of our PRC Legal Adviser, (i) the ownership structures of the VIE and Guangzhou WFOE in China that have entered into Contractual Arrangements with the VIE, Qilekang Digital Health, are not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and (ii) the Contractual Arrangements between Guangzhou WFOE and the VIE and its shareholders (except for Zhongke Baiyun and General Technology) governed by PRC laws are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, such contractual arrangements have not been tested in any of the PRC courts. Our PRC Legal Adviser has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules; accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC Legal Adviser. It is uncertain whether any other new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business and/or operating licenses of the VIE and PRC subsidiaries;

●	shutting down our services or blocking our apps/websites;

●	discontinuing or restricting our operations, or the conduct of any transactions between certain of the VIE and PRC subsidiaries;

●	imposing fines, confiscating the income from the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the Contractual Arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over the VIE;

●	restricting or prohibiting our use of the proceeds of any of our financing outside China to finance our business and operations in China; or

●	taking other regulatory or enforcement actions that could be harmful to our business;

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIE in our combined financial statements, if the PRC governmental authorities were to find our legal structure and Contractual Arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIE or our right to receive substantially all the economic benefits and residual returns from the VIE and we are unable to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIE in our combined financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on Contractual Arrangements with the VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on Contractual Arrangements with the VIE and its shareholders to operate the business in areas where foreign ownership is restricted, including but not limited to value-added telecommunication services and other restricted services. For a description of these Contractual Arrangements, see “Item 4. Information on The Company—4.C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.” These Contractual Arrangements may not be as effective as direct ownership in providing us with control over the VIE.

If we had direct ownership of the VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of such entity, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level. However, under the current Contractual Arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to exercise control over the VIE. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the Contractual Arrangements with the VIE. We may replace the shareholders of the VIE at any time pursuant to our Contractual Arrangements with the VIE and its shareholders. However, if any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and courts and therefore will be subject to requirements under the PRC legal system. See “—Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on our business.” Therefore, our Contractual Arrangements with the VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by the VIE or its shareholders to perform their obligations under our Contractual Arrangements with them would have a material and adverse effect on our business.

If the VIE or its shareholders fail to perform their respective obligations under the Contractual Arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be sufficient or effective under PRC laws. For example, if the shareholders of the VIE were to refuse to transfer their equity interest in the VIE to us or our designee when we exercise the purchase option pursuant to these Contractual Arrangements, or if they were otherwise to act in bad faith toward us, we may have to take legal actions to compel them to perform their contractual obligations. In addition, if any third parties claim any interest in such shareholders’ equity interests in the VIE, our ability to exercise shareholders’ rights according to the Contractual Arrangements may be impaired. If these or other disputes between the shareholders of the VIE and third parties were to impair our control over the VIE, our ability to consolidate the financial results of the VIE would be affected, which would in turn result in a material adverse effect on our business, operations and financial condition.

All the agreements under our Contractual Arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. See “—Risks Related to Doing Business in China—Uncertainties with respect to the enforcement of laws and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC law, and as a result it may be difficult to predict how an arbitration panel would view such contractual arrangements. As a result, requirements under the PRC legal system could limit our ability to enforce these Contractual Arrangements. Additionally, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay.

In the event we are unable to enforce our Contractual Arrangements or if we suffer significant delay or other obstacles in the process of enforcing the Contractual Arrangements, we may not be able to exert effective control over the VIE, and the ability to conduct our businesses may be negatively affected, which may have a material and adverse effect on our financial condition and results of operations.

The shareholders of the VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The shareholders of the VIE may have potential conflicts of interest with us. These shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing Contractual Arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to effectively control the VIE and receive substantially all the economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the Contractual Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

We conduct a part of our business operations in China through the VIE and its subsidiaries by way of our Contractual Arrangements, but our Contractual Arrangements may not be enforceable under PRC laws.

All the agreements that constitute our Contractual Arrangements with the VIE, its shareholders are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these agreements would be interpreted in accordance with PRC laws, and disputes would be resolved in accordance with PRC legal procedures, but an arbitration proceeding is not as formal as a court proceeding and the arbitrator may apply PRC law in a manner different from a court. The requirements under the PRC legal system could limit our ability to enforce the Contractual Arrangements. Meanwhile, there are very few precedents and formal guidelines as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. Such contractual arrangements have not been tested in any of the PRC courts. There remain significant uncertainties regarding the ultimate outcome of such arbitration should it become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. We may have to incur substantial costs and expend significant resources to enforce such arrangements in reliance on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. If we are unable to enforce the Contractual Arrangements, or if we suffer significant time delays or other obstacles in the process of enforcing them, it would be very difficult to exert effective control over the VIE and its subsidiaries, and our ability to conduct a part of our business and our financial condition and results of operations may be adversely affected.

Therefore, in the event of a breach of any agreements constituting the Contractual Arrangements by the VIE, its subsidiaries and/or shareholders, we may not be able to exert effective control over the VIE due to the inability to enforce the Contractual Arrangements, which could adversely affect our ability to conduct a part of our business.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by our PRC subsidiaries like our WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If these subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our WFOE or any other relevant PRC subsidiary to adjust its taxable income under the Contractual Arrangements it currently has in place with the VIE in a manner that would materially and adversely affect its ability to pay dividends and other distributions to us. See “—Contractual Arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.”

Under PRC laws and regulations, our wholly foreign-owned subsidiaries in China may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a PRC enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Our PRC subsidiary may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

In response to the persistent capital outflow in China and the RMB’s depreciation against the U.S. dollar in the fourth quarter of 2016, the People’s Bank of China and SAFE promulgated a series of capital control measures in early 2017, including stricter vetting procedures for domestic companies to remit foreign currency for overseas investments, dividends payments and shareholder loan repayments. The PRC governmental authorities may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by SAFE for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business. See also “—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from making loans to our PRC subsidiaries and the VIE or making additional capital contributions to our wholly foreign-owned subsidiaries in China, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries and VIE. We may make loans to our PRC subsidiaries and VIE subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our wholly foreign-owned subsidiaries in China. Furthermore, loans by us to our PRC subsidiary to finance its activities cannot exceed the difference between their respective total project investment amount and registered capital or 2.5 times of their net worth, and capital contributions to our PRC subsidiary are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System and registration with other governmental authorities in China.

Any loans to our wholly foreign-owned subsidiaries in China, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to our wholly foreign-owned subsidiaries in China to finance their activities cannot exceed statutory limits, i.e. the difference between its total amount of investment and its registered capital, or certain amount calculated based on elements including capital or net assets and the cross-border financing leverage ratio or the Macro-prudential Management Mode, under relevant PRC laws and the loans must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE, or filed with SAFE in its information system. We may also provide loans to the VIE or other domestic PRC entities under the Macro-prudential Management Mode. According to the Circular of the PBOC and the State Administration of Foreign Exchange on Adjusting the Macro-prudent Adjustment Parameter for Cross-border Financing issued on March 11, 2020, the limit for the total amount of foreign debt under the Macro-prudential Management Mode is increased to two and a half times from two times of their respective net assets. Moreover, any medium or long-term loan to be provided by us to the VIE or other domestic PRC entities must also be registered with the NDRC.

We may also decide to finance our wholly foreign-owned subsidiaries in China by means of capital contributions. These capital contributions shall go through record-filing procedures from competent administration for market regulation. SAFE issued the Circular on the Management Concerning the Reform of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 19, which took effect on June 1, 2015. SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC provided that such usage shall fall into the scope of business of the foreign-invested enterprise, which will be regarded as the reinvestment of foreign-invested enterprise. Although SAFE Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether the SAFE will permit such capital to be used for equity investments in the PRC in actual practice. The SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016 and most recently amended on December 4, 2023, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to grant loans to non-associated enterprises. Violations of SAFE Circular 19 and SAFE Circular 16 could result in administrative penalties. In addition, SAFE promulgated the Circular Regarding Further Promotion of the Facilitation of Cross-Border Trade and Investment on October 23, 2019, or SAFE Circular 28, pursuant to which all foreign-invested enterprises can make equity investments in the PRC with their capital funds in accordance with the law. As SAFE Circular 28 is new and the relevant government authorities have broad discretion in interpreting the regulation, it is unclear whether SAFE will permit such capital funds to be used for equity investments in the PRC in actual practice.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to the subsidiaries of our wholly foreign-owned subsidiaries in China and the VIE, each a PRC domestic company. Meanwhile, we are not likely to finance the activities of the VIE by means of capital contributions given the restrictions on foreign investment in the businesses that are currently conducted by the VIE.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or record-filings on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or the VIE or future capital contributions by us to our wholly foreign-owned subsidiaries in China. As a result, uncertainties exist as to our ability to provide prompt financial support to our PRC subsidiaries or VIE when needed. If we fail to complete such registrations or record-filings, our ability to use foreign currency, including the proceeds we received from our initial public offering, and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Contractual Arrangements in relation to the VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or the VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, transactions among related parties may be subject to audit or challenge by the PRC tax authorities. If the PRC tax authorities deem the transactions between the PRC subsidiaries and the VIE in China, and their respective shareholders were not entered into on an arm’s-length basis and resulted in deferral or underpayment in taxes, they are entitled to make special tax adjustments which might result in the increase of the VIE’s tax liabilities. If the tax authorities conduct special tax adjustments, they might impose late payment fees and other penalties for the underpaid taxes. Our financial position could be adversely affected if the VIE’s tax liabilities increase or if they are required to pay late payment fees and other penalties.

Our current corporate structure and business operations may be affected by the Foreign Investment Law.

On March 15, 2019, the NPC promulgated the Foreign Investment Law or the FIL, which has become effective on January 1, 2020 and replaced the outgoing laws regulating foreign investment in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, as well their implementation rules and ancillary regulations, or the Outgoing FIE Laws. See “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations relating to Foreign Investment.”

Meanwhile, the Implementation Rules to the PRC Foreign Investment Law came into effect as of January 1, 2020, which clarified and elaborated the relevant provisions of the Foreign Investment Law. However, uncertainties still exist in relation to interpretation and implementation of the FIL, especially in regard to, including, among other things, the nature of VIE contractual arrangements and specific rules regulating the organization form of foreign-invested enterprises within the five-year transition period. While FIL does not define contractual arrangements as a form of foreign investment explicitly, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in the PRC through other means as provided by laws, administrative regulations or the State Council, we cannot assure you that future laws and regulations will not provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over the VIE through Contractual Arrangements will not be deemed as foreign investment in the future. In the event that any possible implementing regulations of the FIL, any other future laws, administrative regulations or provisions deem contractual arrangements as a way of foreign investment, or if any of our operations through contractual arrangements is classified in the “restricted” or “prohibited” industry in the future “negative list” under the FIL, our Contractual Arrangements may be deemed as invalid and illegal, and we may be required to unwind the Contractual Arrangements and/or dispose of any affected business. Also, if future laws, administrative regulations or provisions mandate further actions to be taken with respect to existing Contractual Arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Furthermore, under the FIL, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. In addition, the FIL provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within a five-year transition period, which means that we may be required to adjust the structure and corporate governance of certain of our PRC subsidiaries in such transition period. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance, financial condition and business operations.

We may lose the ability to use, or otherwise benefit from, the licenses, permits and assets held by the VIE that are critical to the operation of our business if the VIE declares bankruptcy or becomes subject to a dissolution or liquidation proceeding.

The VIE and its subsidiaries are holding or in the future may hold certain licenses, permits and assets that are critical to the operation of our business, including but not limited to Pharmaceutical Operation License, Qualification Certificate for Internet Drug Information Services, Medical Devices Operation License, Food Operation License, Value-Added Telecommunications Business Operating License, and intellectual property, to operate our business. If the VIE goes bankrupt and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities we currently conduct through the Contractual Arrangements, which could materially and adversely affect our business, financial condition and results of operations. Under the Contractual Arrangements, the VIE may not, in any manner, sell, transfer, mortgage or dispose of its material assets or legal or beneficial interests in the material business without Guangzhou WFOE’s prior consent. In addition, if the VIE undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Risks Related to Doing Business in China

Changes in China’s or global economic, political or social conditions or government policies could have a material and adverse effect on our business and operations.

Substantially all of our operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

The Chinese economy differs from the economies of most developed countries in many respects, including the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may unexpectedly have a negative effect on us. For example, our financial condition and results of operations may be unexpectedly and adversely affected by government control over capital investments.

In addition, the global macroeconomic environment is facing challenges. For example, the continuing conflict between Russia and Ukraine, and the new conflict between Israel and Hamas, have significantly impacted global economic markets. We cannot predict the progress or outcome of the situation in Russia and Ukraine, or in Israel and Gaza, as the conflict and governmental reactions continue to evolve. Prolonged unrest, intensified military activities, and more extensive economic or trade sanctions impacting Russia and Ukraine could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our operations, financial condition, liquidity and business outlook.

The PRC governmental authorities’ significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily through our PRC subsidiaries and the VIE. Our operations in China are governed by PRC laws and regulations. The PRC governmental authorities have significant oversight and discretion over the conduct of our business, and they may influence our operations and hinder our ability to offer or continue to offer the ADSs, which could result in an adverse change in our operation and/or the value of our ADSs. Any such action to regulate the operations of our PRC subsidiaries and the VIE could significantly limit or hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or in extreme cases, become worthless. For more details, see “—The approval or filing of the CSRC or other PRC regulatory agencies may be required to maintain our listing status or conduct future overseas offerings under PRC law.”

In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential risk from actions taken by the PRC governmental authorities affecting our business.

Uncertainties with respect to the enforcement of laws and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC subsidiaries and VIE in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries and VIE in China are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions may be cited for reference but have limited precedential value. We face uncertainties in terms of enforcement of PRC laws, regulations and rules, which may increase our difficulties in strict compliance with all regulatory requirements and limit legal protections available to us and our investors, including you.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be resulting in substantial costs and diversion of resources and management attention, and we cannot predict the outcome of administrative and court proceedings.

The PRC government has oversight and discretion over the conduct of our business, and it may implement stricter requirements and urge us to adjust accordingly, which could result in a material adverse change in our operation and/or the value of our ADSs. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could limit or hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline or, in extreme cases, become worthless.

The approval or filing of the CSRC or other PRC regulatory agencies may be required to maintain our listing status or conduct future overseas offerings under PRC law.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date of the issuance of the Trial Measures, the CSRC circulated No. 1 to No. 5 Supporting Guidance Rules, the Notes on the Trial Measures, the Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and the relevant CSRC Answers to Reporter Questions on the official website of the CSRC, or collectively, the Guidance Rules and Notice. The Trial Measures stimulate that overseas securities offerings and listing by PRC companies, either in direct or indirect form, shall be filed with the CSRC (“CSRC Filing”). Under the Trial Measures and the Guidance Rules and Notice, no overseas offering and listing shall be made by PRC companies, whether in direct or indirect form, where such offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules, including the Market Access Negative List (2022 Edition) issued by the National Development and Reform Commission, or NDRC, and MOFCOM, the Guiding Opinions of the State Council on Establishing a Sound System of Joint Incentives for Honesty and Joint Punishments for Dishonesty to Accelerate the Development of Social Integrity, and other laws, administrative regulations and relevant state provisions that restrict or prohibit listing and financing in the areas of industrial policy, production safety and industry supervision. PRC companies intending overseas offering and listing are required to obtain regulatory opinions, filings or approvals from government authorities of correspondent industries, if applicable, for CSRC Filing. The Trial Measures also stipulate that no overseas offering and listing shall be made where the intended securities offering and listing may endanger national security as reviewed and determined by competent government authorities under the State Council in accordance with PRC law. PRC companies intending overseas offering and listing shall strictly comply with relevant laws, administrative regulations and rules concerning national security in spheres of foreign investment, cybersecurity, data security and etc. If the intended overseas offering and listing necessitates a national security review, relevant security review procedures shall be completed before the application for such offering and listing is submitted to any overseas parties such as securities regulatory agencies and trading venues. A PRC company that seeks to offer and list securities in overseas markets shall, as required by competent government authorities under the State Council, take measures such as timely rectification, commitment and divestiture of relevant business and assets, to eliminate or avert any impact on national security resulting from such overseas offering and listing. The Trial Measures also state that, any post-listing follow-on offering by an issuer in the same overseas market, including issuance of shares, convertible notes and other similar securities, shall be subject to filing requirement within three business days after the completion of the offering. Therefore, any of our future offerings and listings of our securities in an overseas market will be subject to the filing requirements under the Trial Measures. If we fail to complete the filing procedures with the CSRC for any future overseas securities offering, we may face sanctions by the CSRC, which may include fines and penalties, limitations on our operating privileges in the PRC, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in the PRC, restrictions on or delays to our future overseas securities offerings, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of the ADSs.

On February 24, 2023, the CSRC, Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China jointly issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing, or the Confidentiality Provisions, which came into effect on March 31, 2023 with the Trial Measures. The Confidentiality Provisions require that, among other things, (a) a domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. For more details of the Trail Measures and the Confidentiality Provisions, please refer to “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations Relating to M&A Rules and Overseas Listing.”

We cannot guarantee that new rules or regulations promulgated in the future will not impose any additional requirement on us. If there are any other approvals, filings and/or other administration procedures to be obtained from or completed with any other PRC regulatory agencies as required by any new laws and regulations for any of our future offerings or listings of securities overseas, we cannot assure you that we can obtain the required approval or complete the required filings or other regulatory procedures in a timely manner, or at all. Any failure to obtain the relevant approvals or complete the filings and other relevant regulatory procedures may subject us to regulatory actions or other sanctions from such PRC regulatory agencies, which may have a material adverse effect on our business, financial condition and results of operations, as well as our ability to complete any future overseas securities offering.

Furthermore, numerous regulations, guidelines and other measures have been or are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law, Data Security Law and Personal Information Protection Law, including (i) the Measures for the Security Assessment for Cross-border Transfer of Personal Information (Draft for Comments) published by the Cyberspace Administration of China, or CAC, in 2019, which may, upon enactment, require security review before transferring personal information out of China, (ii) the amended Cybersecurity Review Measures published on December 28, 2021, which came into effect on February 15, 2022, provide that a “network platform operator” that possesses personal information of more than one million users and seeks a listing in a foreign country must apply for a cybersecurity review, and (iii) the Measures for the Security Assessment of Cross-border Data Transfer, which came into effect on September 1, 2022, provide that certain types of data processors transferring important data or personal information collected and generated during operations within the territory of the PRC to an overseas recipient must apply for security assessment of cross-border data transfer. As a network platform operator who possesses personal information of more than one million users for purposes of the Cybersecurity Review Measures, we previously had applied for and completed the cybersecurity review with respect to the listing of the ADSs on the Nasdaq pursuant to the Cybersecurity Review Measures. As of the date of this annual report, we have not been subject to any administrative penalties by the CAC for violation of any regulations and policies issued by the CAC.

There are significant uncertainties with respect to the interpretation and implementation of the aforementioned laws and regulations. In addition, the CSRC or other regulatory authorities may later promulgate new rules or explanations requiring that we obtain additional approvals or complete additional filing or other regulatory procedures for maintaining our listing status or conducting future overseas offerings. Although we intend to fully comply with the then effective relevant laws and regulations applicable to any securities offerings we may conduct, there are uncertainties with respect to whether we will be able to fully comply with requirements to obtain any permissions and approvals from, or complete any filing or other regulatory procedures with, PRC authorities that may be in effect in the future. As a result, our business, prospects, financial condition, reputation, and the trading price of the ADSs may be materially and adversely affected.

We are subject to consumer protection laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous PRC laws and regulations that regulate retailers generally or govern online retailers specifically, such as the Consumer Protection Law. If these regulations were to change or if we or our suppliers were to violate them, the costs of certain products or services could increase, or we could be subject to fines or penalties or suffer reputational harm, which could reduce demand for the products or services offered on our platform and hurt our business and results of operations. For example, the amended Consumer Protection Law, which became effective in March 2014, further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on businesses that operate on the Internet. Pursuant to the Consumer Protection Law, except for certain types of products (such as drugs), consumers are generally entitled to return goods purchased within seven days upon receipt without giving any reasons if they purchased the goods over the Internet. Consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from merchants or service providers. Where the operators of an online marketplace platform are unable to provide the real names, addresses and valid contact details of the merchants or service providers, the consumers may also claim damages from the operators of the online marketplace platforms. Operators of online marketplace platforms that know or should have known that merchants or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liability with the merchants or service providers. Moreover, if business operators deceive consumers or knowingly sell substandard or defective products, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services. Legal requirements are frequently changed and subject to interpretation, and we are unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. We may be required to make significant expenditures or modify our business practices to comply with existing or future laws and regulations, which may increase our costs and materially limit our ability to operate our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of Renminbi against the U.S. dollar and other currencies fluctuates, is subject to changes resulting from the PRC government’s policies and depends to a large extent on domestic and international economic and political developments as well as supply and demand in the local market. In July 2005, the PRC government changed its decades-old policy of pegging the value of Renminbi to the U.S. dollar, and Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and we cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering and will receive in any future offerings into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. As of the date of this annual report, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. All of these factors could materially and adversely affect our business, financial condition, results of operations, and prospects, and could reduce the value of, and dividends payable on, our ADSs in foreign currency terms.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in RMB. Under our current corporate structure, our company in the Cayman Islands may rely on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our wholly foreign-owned subsidiaries in China are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. But approval from or registration with appropriate government authorities or delegated banks is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

PRC regulations and rules concerning mergers and acquisitions including the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds famous trademarks or PRC time-honored brands. Moreover, the Anti-Monopoly Law requires that the anti-trust governmental authority shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts or other relevant government agencies may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, the MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our wholly foreign-owned subsidiaries in China to liability or penalties, limit our ability to inject capital into these subsidiaries, limit these subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

The Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-Trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Circular 75, requires PRC residents to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange the assets of, or acquiring equity interests in, PRC entities held by such PRC residents and to update such registration in the event of any significant changes with respect to that offshore company. SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, which replaced SAFE Circular 75. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a “special purpose vehicle.” The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. SAFE Circular 37 further requires amendment to the registration in the event of any changes with respect to the basic information of the special purpose vehicle, such as changes in a PRC resident individual shareholder, name or operation period; or any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. If the shareholders of the offshore holding company who are PRC residents do not complete their registration with the local SAFE branches, the PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions. In February 2015, SAFE issued the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 has delegated to the qualified banks the authority to register all PRC residents’ investment in “special purpose vehicle” pursuant to SAFE Circular 37, except that those PRC residents who have failed to comply with SAFE Circular 37 will remain to fall into the jurisdiction of the local SAFE branch and must make their supplementary registration application with the local SAFE branch.

The PRC residents who we know hold direct or indirect interest in our company have completed the necessary applications, filings and amendments as required under SAFE Circular 37 and other related rules. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of our PRC resident shareholders to comply with the registration procedures set forth in these regulations may subject us to fines and legal sanctions, restrict our cross-border investment activities, limit the ability of our wholly foreign-owned subsidiaries in China to distribute dividends and the proceeds from any reduction in capital, share transfer or liquidation to us, and we may also be prohibited from injecting additional capital into these subsidiaries. Moreover, failure to comply with the various foreign exchange registration requirements described above could result in liability under PRC law for circumventing applicable foreign exchange restrictions. As a result, our business operations and our ability to distribute profits to you could be materially and adversely affected.

Our business benefits from certain financial incentives and discretionary policies granted by local governments. Expiration of, or changes to, these incentives or policies would have an adverse effect on our results of operations.

In the past, local governments in China granted certain financial incentives from time to time to our PRC subsidiaries or VIE as part of their efforts to encourage the development of local businesses. The timing, amount and criteria of government financial incentives are determined within the sole discretion of the local government authorities and cannot be predicted with certainty before we actually receive any financial incentive. We generally do not have the ability to influence local governments in making these decisions. Local governments may decide to reduce or eliminate incentives at any time. We cannot assure you of the continued availability of the government incentives currently enjoyed by our PRC subsidiaries or VIE. Any reduction or elimination of incentives would have an adverse effect on our results of operations.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. On April 22, 2009, the State Administration of Taxation, or the SAT, issued the Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. If the PRC tax authorities determine that we should be classified as a PRC resident enterprise for PRC tax purposes, our global income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on our financial condition and results of operations. Notwithstanding the foregoing provision, the EIT Law also provides that, if a PRC resident enterprise directly invests in another PRC resident enterprise, the dividends received by the investing PRC resident enterprise from the invested PRC resident enterprise are exempted from income tax, subject to certain conditions. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company with indirect ownership interests in PRC resident enterprises through intermediary holding companies.

Moreover, if the PRC tax authorities determine that our company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposal of our Shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises, or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment in our Shares.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, and heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

The SAT has issued several rules and notices to tighten the scrutiny over acquisition transactions in recent years, including the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued in December 2009, or SAT Circular 698, the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises promulgated issued in March 2011, or SAT Circular 24, and the Notice on Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-PRC Resident Enterprises issued in February 2015, or SAT Circular 7. Pursuant to these rules and notices, if a non-PRC resident enterprise indirectly transfers PRC taxable properties, referring to properties of an establishment or a place in the PRC, real estate properties in the PRC or equity investments in a PRC tax resident enterprise, by disposing of equity interest in an overseas holding company, such indirect transfer should be deemed as a direct transfer of PRC taxable properties and gains derived from such indirect transfer may be subject to the PRC withholding tax at a rate of up to 10%. SAT Circular 7 sets out several factors to be taken into consideration by tax authorities in determining whether an indirect transfer has a reasonable commercial purpose. An indirect transfer satisfying all the following criteria will be deemed to lack reasonable commercial purpose and be taxable under PRC law: (i) 75% or more of the equity value of the intermediary enterprise being transferred is derived directly or indirectly from the PRC taxable properties; (ii) at any time during the one-year period before the indirect transfer, 90% or more of the asset value of the intermediary enterprise (excluding cash) is comprised directly or indirectly of investments in the PRC, or 90% or more of its income is derived directly or indirectly from the PRC; (iii) the functions performed and risks assumed by the intermediary enterprise and any of its subsidiaries that directly or indirectly hold the PRC taxable properties are limited and are insufficient to prove their economic substance; and (iv) the foreign tax payable on the gain derived from the indirect transfer of the PRC taxable properties is lower than the potential PRC income tax on the direct transfer of such assets. Nevertheless, the indirect transfer falling into the safe harbor available under SAT Circular 7 may not be subject to PRC tax and the scope of the safe harbor includes qualified group restructuring as specifically set out in SAT Circular 7, public market trading and tax treaty exemptions.

In October 2017, the SAT released the Public Notice Regarding Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Public Notice 37, effective from December 2017. SAT Public Notice 37 replaced a series of important circulars, including but not limited to SAT Circular 698, and revised the rules governing the administration of withholding tax on China-source income derived by a non-resident enterprise. SAT Public Notice 37 provides for certain key changes to the current withholding regime, for example, the withholding obligation for a non-resident enterprise deriving dividend arises on the date on which the payment is actually made rather than on the date of the resolution that declared the dividends.

Under SAT Circular 7 and SAT Public Notice 37, the entities or individuals obligated to pay the transfer price to the transferor are the withholding agents and must withhold the PRC income tax from the transfer price if the indirect transfer is subject to the PRC enterprise income tax. If the withholding agent fails to do so, the transferor should report to and pay the tax to the PRC tax authorities. In the event that neither the withholding agent nor the transferor fulfills their obligations under SAT Circular 7 and SAT Public Notice 37, according to the applicable law, apart from imposing penalties such as late payment interest on the transferor, the tax authority may also hold the withholding agent liable and impose a penalty of 50% to 300% of the unpaid tax on the withholding agent. The penalty imposed on the withholding agent may be reduced or waived if the withholding agent has submitted the relevant materials in connection with the indirect transfer to the PRC tax authorities in accordance with SAT Circular 7.

However, as there is a lack of clear statutory interpretation, we face uncertainties on the reporting and consequences on future private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the rules and notices. As a result, we may be required to expend valuable resources to comply with these rules and notices or to request the relevant transferors from whom we purchase taxable assets to comply, or to establish that our company and other non-resident enterprises in our group should not be taxed under these rules and notices, which may have a material adverse effect on our financial condition and results of operations. There is no assurance that the tax authorities will not apply the rules and notices to our offshore restructuring transactions where non-PRC residents were involved if any of such transactions were determined by the tax authorities to lack reasonable commercial purpose. As a result, we and our non-PRC resident investors may be at risk of being taxed under these rules and notices and may be required to comply with or to establish that we should not be taxed under such rules and notices, which may have a material adverse effect on our financial condition and results of operations or such non-PRC resident investors’ investments in us. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation of PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

Any failure or perceived failure by us to comply with the enacted Anti-Monopoly Guidelines for Internet Platforms and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

The PRC anti-monopoly enforcement agencies have in recent years strengthened enforcement under the PRC Anti-monopoly Law. In March 2018, the SAMR was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the MOFCOM, the NDRC and the SAIC, respectively. Since its inception, the SAMR has continued to strengthen anti-monopoly enforcement. On February 7, 2021, the Antimonopoly Commission of the State Council officially promulgated the Guidelines to Anti-Monopoly in the Field of Platform Economy, or the Anti-Monopoly Guidelines for Platform Economy. The Anti-Monopoly Guidelines for Platform Economy prohibits certain monopolistic acts of internet platforms so as to protect market competition and safeguard interests of users and undertakings participating in internet platform economy, including without limitation, prohibiting platforms with dominant position from abusing their market dominance (such as discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundle services to sell services or products, compulsory collection of unnecessary user data). In addition, the Anti-Monopoly Guidelines for Platform Economy also reinforces antitrust merger review for internet platform related transactions to safeguard market competition and expressly stipulates that any merger or acquisitions involving variable interest entities falls within the scope of merger control review if the filing thresholds are met. As the Anti-Monopoly Guidelines for Platform Economy was newly promulgated, we are uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigation that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigations or evidence collection activities within the PRC territory, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under the article have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

A severe or prolonged downturn in the global economy could materially and adversely affect our business, financial condition, and results of operations.

The global macroeconomic environment is facing challenges. The growth rate of the global economy has gradually slowed in recent years and the trend may continue. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns on the relationship among China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the major economies with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global economy may materially and adversely affect our business, results of operations, and financial condition. In addition, continued turbulence in the international markets may adversely affect our ability to access capital markets to meet liquidity needs.

Risks Related to Our ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated variations in our revenues, earnings, cash flow, and changes or revisions of our expected results;

●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures by us or our competitors;

●	announcements of new products and services and expansions by us or our competitors;

●	changes in financial estimates by securities analysts;

●	announcements of studies and reports relating to the quality of our product and service offerings or those of our competitors;

●	changes in the economic performance or market valuations of other online hospitals, pharmaceutical supply chain and offline retail pharmacy companies;

●	conditions in China’s digital healthcare market;

●	detrimental negative publicity about us, our competitors, or our industry;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

●	regulatory developments affecting us or our industry;

●	general economic or political conditions in China or elsewhere in the world;

●	fluctuations of exchange rates between the RMB and the U.S. dollar; and

●	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized share capital consists of Class A ordinary shares and Class B ordinary shares (with certain shares remaining unissued, with power for our directors to issue such classes of shares as they think fit). Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to 20 votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

As of March 31, 2026, Mr. Zhenyang Shi, our Chairman and Chief Executive Officer, and Ms. Li Xu, our Chief Financial Officer, beneficially own all of our issued and outstanding Class B ordinary shares, which constitute approximately 9.1% of our total issued and outstanding ordinary shares. Mr. Zhenyang Shi, as a result of his sole voting power and an irrevocable voting proxy granted by Ms. Li Xu, beneficially own all of our issued Class B ordinary shares and collectively be able to exercise 72.8% of the aggregate voting power of our total issued and outstanding ordinary shares.

As a result of the dual-class share structure, the delegation of voting rights and the concentration of ownership, Mr. Zhenyang Shi will continue to have considerable influence over matters such as decisions regarding mergers and consolidations, election of directors, and other significant corporate actions. Such holders of Class B ordinary shares may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay, or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Techniques employed by short sellers may drive down the market price of the ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. Short sellers hope to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as short sellers expect to pay less in that purchase than they received in the sale. As it is in short sellers’ interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling a security short. These short attacks have, in the past, led to selling of shares in the market.

We have not been the subject of short selling, however, we may be subject to short seller attacks from time to time in the future. If we were to become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we may have to expend a significant amount of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short sellers by principles of freedom of speech, applicable state law or issues of commercial confidentiality. Such a situation could be costly and time-consuming, and could divert management’s attention from the day-to-day operations of our company. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact the market price of our ADSs and our business operations.

We currently do not expect to pay dividends in the foreseeable future. Therefore, you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account or distributable capital reserve resulting from contributed surplus, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. The ADSs sold in our initial public offering are freely transferable without restriction or additional registration under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future, subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of the ADSs.

Our currently effective memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and the ADSs.

Our fourth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations, or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption, and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, including Class A ordinary shares represented by ADSs. Preference shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preference shares, the price of the ADSs may fall and the voting and other rights of the holders of our ordinary shares and the ADSs may be materially and adversely affected.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying Class A ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings.

You will only be able to exercise the voting rights attached to the Class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise any right to vote with respect to the underlying Class A ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fourth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Further, under the deposit agreement for the ADSs, if you do not vote, the depositary will give us a discretionary proxy to vote the Class A ordinary shares underlying your ADSs at shareholders’ meetings unless:

●	we have instructed the depositary that we do not wish a discretionary proxy to be given;

●	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

●	a matter to be voted on at the meeting would have a material adverse impact on shareholders; or

●	the voting at the meeting is to be made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for shareholders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

You may not receive cash dividends if the depositary decides it is impractical to make them available to you.

The depositary will pay cash distributions on the ADSs only to the extent that we decide to distribute dividends on our ordinary shares or other deposited securities, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. To the extent that there is a distribution, the depositary has agreed to pay you the cash dividends or other distributions it or the custodian receives on our shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property to you.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to future equity issuance and your inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

In addition, as Class B ordinary shares could only be held by Mr. Zhenyang Shi and Ms. Li Xu and their trust or any other entity established for bona fide estate planning purposes for the benefits of or on behalf of each immediate family member of Mr. Zhenyang Shi and Ms. Li Xu according to our fourth amended and restated memorandum and articles of association, future issuances of Class B ordinary shares may be dilutive to the holders of ADSs and holders of Class A ordinary shares, particularly with respect to their voting power.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or officers, or enforce judgments obtained in the United States courts against our directors or officers.

Our corporate affairs are governed by our fourth amended and restated memorandum and articles of association which became effective immediately prior to completion of our initial public offering (as the same may be supplemented or amended from time to time), the Companies Act (As Revised) of the Cayman Islands (as the same may be supplemented or amended from time to time), and the common law of the Cayman Islands. We are subject to the federal securities laws of the United States. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the English common law, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are different from what they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, may have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a federal court of the United States.

We have been advised by Appleby, our Cayman Islands legal counsel, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of the federal securities laws of the United States or any state; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the federal securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—10.B. Memorandum and Articles of Association—Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and all of our assets are located outside of the United States. Our current operations are conducted in China. In addition, all of our current directors and officers, namely Zhenyang Shi, Li Xu and Guoji Luo, reside within Chinese mainland and most of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and China, see “Item 3. Key Information—Enforceability of Civil Liabilities.”

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has nonexclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary, lead to increased costs to bring a claim, limited access to information and other imbalances of resources between such holder and us, or limit such holder’s ability to bring a claim in a judicial forum that such holder finds favorable. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act nor serve as a waiver by any holder or beneficial owner of ADSs of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement.

Under the deposit agreement, the federal or state courts in the City of New York will have jurisdiction to hear and determine any suit, action, or proceeding and to settle any dispute between the depositary bank and us that may arise out of or in connection with the deposit agreement. Holders and beneficial owners of our ADSs, by holding an ADS or an interest therein, understand and irrevocably agree that any legal suit, action, or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, ADSs, or the transactions contemplated thereby or by virtue of ownership thereof, may only be instituted in a state or federal court in the City of New York, and a holder of our ADSs will have irrevocably waived any objection which such holder may have to the laying of venue of any such proceeding in, and irrevocably submitted to the exclusive jurisdiction of, such courts in any such suit, action, or proceeding. However, the enforceability of similar federal court choice of forum provisions in other companies’ organizational documents has been challenged in legal proceedings in the United States, and it is possible that a court could find this type of provision to be inapplicable or unenforceable. Accepting or consenting to this forum selection provision does not represent you are waiving compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder. Furthermore, investors cannot waive compliance with the U.S. federal securities laws and rules and regulations promulgated thereunder.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.

As a Cayman Islands exempted company listed on the Nasdaq, we are subject to the Nasdaq Stock Market’s corporate governance listing standards. However, the Nasdaq listing standards permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards.

We are permitted to elect to rely on home country practice to be exempted from the Nasdaq corporate governance requirements. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq that listed companies must: (i) have a compensation committee comprised solely of independent directors; (ii) have a nominating and corporate governance committee comprised solely of independent directors; (iii) have regularly scheduled executive sessions with only independent directors; and (ii) hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. In the future, we may rely on other exemptions provided by Nasdaq. As a result, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the Nasdaq listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act regulating the liability for insiders who profit from trades made in a short period of time;

●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD; and

●	certain audit committee independence requirements in Rule 10A-3 of the Exchange Act.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a semi-annual basis through press releases, distributed pursuant to the rules and regulations of the Nasdaq Stock Market. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

We are a “controlled company” within the meaning of the Nasdaq rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

Following the completion of our initial public offering, we are a “controlled company” as defined under the Nasdaq rules because Mr. Zhenyang Shi holds more than 50% of the voting power for the election of directors. For so long as we remain a controlled company, we may rely on certain exemptions from the corporate governance rules, such as the requirement that our board of directors have a compensation committee and nominating and corporate governance committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements. Even if we cease to be a controlled company, we may still rely on exemptions available to foreign private issuers, including being able to adopt home country practices in relation to corporate governance matters. See “—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.”

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could subject U.S. investors in our ADSs or Class A ordinary shares to significant adverse U.S. federal income tax consequences.

We will be classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any taxable year if, after applying applicable look-through rules, either (a) 75% or more of our gross income for such year consists of certain “passive income,” or (b) 50% or more of the value of our assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements.

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based on our current and anticipated market capitalization and the historical and current composition of our income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not expect to be a PFIC for U.S. federal income tax purposes for the current taxable year. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current and future taxable years. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually.

Changes in the composition of our income or composition of our assets may cause us to be or become a PFIC for the current or subsequent taxable years. Fluctuations in the market price of our ADSs may also cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may become a PFIC for the current or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Further, while we believe our classification methodology and valuation approach are reasonable, it is possible that the IRS may challenge our classification or valuation of our goodwill and other unbooked intangibles, which may result in our being or becoming a PFIC for the current or one of more future taxable years.

Certain adverse U.S. federal income tax consequences could apply to a U.S. Holder (as defined in “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations) if we are treated as a PFIC for any taxable year during which such U.S. Holder holds our ADSs or Class A ordinary shares. U.S. Holders should consult their tax advisors about the potential application of the PFIC rules to their investment in our ADSs or Class A ordinary shares. For further discussion, see “Item 10. Additional Information—10.E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations.”

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. Changing laws, regulations and standards relating to corporate governance and public disclosure, including regulations implemented by the SEC and the Nasdaq, may increase legal and financial compliance costs and make some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities.

In addition, as a public company, we have appointed independent directors and have adopted policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance with acceptable policy limits and coverage, should we decide to obtain such insurance. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. If, notwithstanding our efforts to comply with new laws, regulations and standards, we fail to comply, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

In addition, as an emerging growth company, we will still incur expenses in relation to management assessment according to requirements of Section 404 of the Sarbanes-Oxley Act of 2002. After we are no longer an “emerging growth company,” we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

If we cannot continue to satisfy the listing requirements and other rules of the Nasdaq Global Market, our ADSs may be delisted, which could negatively impact the price of our ADSs and your ability to sell them.

Our ADSs are listed on the Nasdaq Global Market. We cannot assure you that our ADSs will continue to be listed on the Nasdaq Global Market. In order to maintain our listing on the Nasdaq GlobalMarket, we are required to comply with certain rules of the Nasdaq Global Market, including those regarding minimum bid price, minimum market value of publicly held shares, and various additional requirements.

On January 29, 2026, we received a written notification from the staff of the Listing Qualifications Department of the Nasdaq Stock Market LLC (“Nasdaq”), indicating that for the last 33 consecutive business days, the closing bid price of our ADSs was below the minimum bid price requirement of US$1.00 per share set forth in Nasdaq Listing Rule 5450(a)(1). Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), we are provided with a compliance period of 180 calendar days from the date of the notification, or until July 28, 2026, to regain compliance with Nasdaq’s minimum bid price requirement. If we are unable to satisfy the Nasdaq Global Market criteria for maintaining our listing, our ADSs could be subject to delisting.

If the Nasdaq subsequently delists our ADSs from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our ADSs;

●	reduced liquidity with respect to our ADSs;

●	a determination that our ADSs are a “penny stock,” which will require brokers trading in our ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our ADSs;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

ITEM 4.	INFORMATION ON THE COMPANY

4.A. History and Development of the Company

We commenced our business operations in January 2010 through Guangzhou Qilekang Pharmaceutical Chain Co., Ltd., a PRC limited liability company. To facilitate the growth of our business, we incorporated or acquired various PRC operating entities including Guangzhou Qilekang Modern Pharmaceutical Logistics Co., Ltd. and Hangzhou Qilekang Pharmaceutical Co., Ltd. With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization as described below involving new offshore and onshore entities in March 2021.

In February 2021, we incorporated POMDOCTOR LIMITED as our proposed listing entity in the Cayman Islands. Further, POMEGRANATE CLOUD MEDICAL LIMITED was established in Hong Kong in March 2021 and Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd. was established in the PRC in April 2021. In May 2021, Guangzhou Qilekang Pharmaceutical Chain Co., Ltd. was renamed as Guangzhou Qilekang Digital Health Medical Technology Co., Ltd., or Qilekang Digital Health.

In August 2021, Guangzhou WFOE entered into a series of agreements with Qilekang Digital Health and the shareholders of Qilekang Digital Health (except for Zhongke Baiyun). In October 2023, we terminated the contractual arrangements with General Technology Group Investment Management Co., Ltd., or General Technology. In the same month, we terminated the relevant agreements with Mr. Zhenyang Shi and Ms. Li Xu, with Guangzhou WFOE entering into a new series of agreements with Qilekang Digital Health and each of Mr. Zhenyang Shi and Ms. Li Xu, Guangzhou Jin Pin, Guangzhou Jin Shang, Guangzhou Jin Yue, and Guangzhou Jin Qiu. The agreements enable us to obtain control over Qilekang Digital Health through Guangzhou WFOE. As a result of the VIE Arrangements, the VIE is not our majority owned subsidiary, but we still are and will be the primary beneficiary of the VIE for accounting purpose only, and only to the extent that we satisfy the conditions required for consolidation of the VIE under U.S. GAAP. We treated the VIE and its subsidiaries as our consolidated affiliated entities under generally accepted accounting principles in the United States, or U.S. GAAP for the years ended December 31, 2023, 2024 and 2025. We consolidated the financial results of the VIE and its subsidiaries in our financial statements in accordance with U.S. GAAP for the same periods. We are a Cayman Islands exempted company and primarily conduct our operations through the VIE and its subsidiaries in China. Investors are not buying shares of a VIE but instead are buying ADS representing shares of an offshore holding company issuer that maintains service agreements with the VIE.

In October 2025, our ADSs commenced trading on the Nasdaq Global Market under the symbol “POM.” We raised, from our initial public offering and from the underwriter’s full exercise of option to purchase additional ADSs, approximately US$20.0 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

Our principal executive offices are located at Yongxu Industrial Park, No.19-23, Hejing Road, Dongsha Street, Liwan District, Guangzhou 510000, People’s Republic of China. Our telephone number at this address is +86 020-6231 2277. Our registered office in the Cayman Islands is located at the offices of Appleby Global Services (Cayman) Limited, PO Box 500, Suite 210, 2nd Floor, Windward III, Regatta Office Park George Town, Grand Cayman, KY1-1106, Cayman Islands, KY1-1106. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

4.B. Business Overview

Who We Are

We are a leading online medical services platform for chronic diseases in China, ranking sixth on China’s Internet hospital market measured by the number of contracted doctors in 2022, according to Frost & Sullivan. As of December 31, 2023, 2024 and 2025, the cumulative number of contracted doctors stabilized at over 210,000, while the transacting patients increased from 654,817 as of December 31, 2023 to 699,338 as of December 31, 2024, further to 753,635 as of December 31, 2025. As of December 31, 2025, our contracted doctors issued approximately 3.4 million prescriptions.

With focuses on chronic disease management and pharmaceutical services, our business model forms a one-stop platform for medical services, which organically connects patients to doctors and pharmaceutical products. Our experience in tackling chronic diseases can be traced back to the launch of our platform on mobile devices in 2015. We strategically chose to focus on this field because chronic diseases last at least one year by definition, and they are hard to cure, prone to complications and require ongoing medical attention. As such, patients with chronic diseases have a great and relatively inelastic demand for frequent and repeat follow-up visits and of drug purchases, which gives a competitive advantage to platforms that are able to maintain long-term, stable doctor-patient relationships.

We believe that doctors are the most important resource in the medical services industry. Hence, we have established an open Internet hospital business model that focuses on serving them. In this model, our smart online medical service platform offers a range of services and tools to facilitate online consultation and prescription, which include a WeChat official account that facilitates doctor-patient communications, and Pom Doctor, a doctor-end patient management portal. These online consultations and prescriptions are carried out during one-to-one graphic consultation sessions where the patients send texts and pictures to the doctors for diagnoses, and we plan to gradually launch phone and video consultation. Our platform only provides services for follow-up patients who already have prescriptions from separate, offline services. See “—Internet Hospital Business—Online consultation and prescription renewal.”

At the same time, our platform enables patients to conveniently connect with our doctors and obtain one-stop medical services, which include online consultations and online prescriptions anywhere, anytime. Because our patients were mainly sourced by doctors via existing offline patient-doctor relationships, their mutual trust is also transferred online, which translates into greater user stickiness on both ends and allows for great monetization potential from our treatment and prevention solutions. In 2023, 2024 and 2025, we achieved a retention rate for mature doctors of 99.9%, 99.4% and 98.9%, respectively. In addition, we recorded a 90-day patient repurchase rate, representing the average turnover period of the prescription drug usage, of 63.7%, 66.2% and 62.1% in 2023, 2024 and 2025, respectively. As chronic diseases last more than one year by definition and requires ongoing medical attention, such high 90-day patient repurchase rates encourage the patients to continue using our platform for its ease of use during the long course of their disease management and also motivates doctors to stay on the platform and serve the patients that they have become familiar with in the same period, which benefits our chronic disease management business.

Leveraging our mature doctors’ resource, we have achieved a particularly high repeat purchase rate of patients in our hepatopathy department of 72.7%, 73.9% and 73.5% in 2023, 2024 and 2025, respectively. We have also achieved an average revenue per paying patient on our platform of RMB911 in 2025 and RMB766 in 2024, which increased as compared with RMB714 in 2023. Eventually, our seasoned supply chain carries out the fulfillment of the patients’ orders, which both helps alleviate or eliminate their suffering and opens the door to future consultations.

Industry Challenges and Market Opportunities

A series of barriers and inefficiencies exist in China’s current chronic disease management system, which leave many needs of chronic disease patients unfulfilled. Complementing existing offline solutions, Internet chronic disease management, or CDM, platforms form an important part of the solution because of their ability to alleviate the situation by improving customer experience and streamlining the distribution of medical resources. Leveraging our platform and our services, we believe that we are capable of solving those problems by seizing multiple significant opportunities, which include:

Improved Medical Information Technology: With the establishment of hospital information systems and the development of Internet platform technology, the infrastructure required for Internet CDM will become more and more completed, which allows the Internet CDM market to rapidly expand.

Collaborative CDM System: The development of the Internet hospital industry gave birth to collaborative CDM systems, which harness frontline data and management experience to cover the whole lifecycle of chronic disease patients by inviting doctors, patients and related medical enterprises and institutions to participate in the process. As a step-up from traditional hospital-based CDM systems, collaborative CDM system’ ability to both individualize and standardize chronic disease management before, during and after consultation caters to unmet needs and promises huge market potential.

Increased Awareness of Health Management. The outbreak of COVID-19 improved general health management awareness, which has increased the popularity of Internet CDM. In addition, characterized by its ability to effectively increase the provision of medical resources despite epidemics, alleviate front-line pressure, avoid cross-infection, and improve prevention and control efficiency, Internet CDM is expected to ride significant tailwind in the post-COVID-19 world.

Unequal Distribution of Medical Resources. Most tertiary hospitals, which possess high-quality medical resources, are concentrated in more urbanized regions of China. Consequently, rural patients’ access to such resources through off-line channels is significantly limited. Therefore, the underserved patients may turn to Internet CDM platforms, which are capable of solving this problem by streamlining diagnosis and treatment and optimizing service processes.

In addition, we believe that our business will benefit from the state-promulgated policies to strengthen the prevention and treatment of chronic diseases, as well as the development of China’s digital healthcare industry. According to Frost & Sullivan, the market size of China’s digital healthcare industry will grow from approximately RMB540.7 billion in 2022 to approximately RMB1,525.9 billion in 2027, representing a CAGR of approximately 23.1%.

Our Value Proposition

Leveraging our online medical services platform, we have broken through traditional process limitations, integrated offline resources and narrowed healthcare disparities between regions within China. We believe that our one-stop online medical services platform that can offer a full range of value propositions for all participants in the healthcare industry:

●	For patients: Our platform reduces the time spent on commuting to hospitals, lining up for appointments, and filling prescriptions. It helps patients connect with their original attending doctors from offline hospitals who are more familiar with their conditions through one-on-one consultation and offers more convenient access to medicine and delivery, especially in areas where local hospitals have limited drug supplies. With the help of our platform, one patient from Kashgar, Xinjiang is able to consult his original attending doctor in Chongqing, approximately 4,138 kilometers away, at least three times annually.

●	For doctors: Our platform’s capability to break physical barriers fosters convenient doctor-patient interactions and encourages multi-institution practice, which in turn enables continuous personal brand accumulation, optimizes the allocation of medical resources, and increases their income. Equipped with assisted consultation, complete medical records of patients and online prescription capabilities of our platform, our doctors are liberated from menial and repetitive tasks so that they can diagnose and treat patients with improved efficiency and easily refer to these electronic materials for their academic research.

●	For pharmaceutical companies: Our platform is able to provide extensive key clinical data, including patient conditions, consultation frequencies, and medications, to pharmaceutical companies. This helps optimize drug clinical trials, increase the efficiency of new drugs and perform accurate online targeted advertising, which benefits pharmaceutical research and marketing.

Our Business Model

Our business primarily consists of Internet hospital and pharmaceutical supply chain, connecting users, pharmacies, suppliers, medical professionals, and other healthcare participants and aiming to improve the efficiency and transparency of the healthcare value chain.

Leveraging our technology infrastructure and capabilities, we connect doctors to build an Internet CDM platform and provide digitalized smart healthcare solutions. Our Internet hospital services primarily include online consultation and prescription renewal and CDM service. Our pharmaceutical supply chain primarily provides other pharmaceutical platforms with supply chain management and platform operation services.

Our Internet hospital and pharmaceutical supply chain complement each other to create a synergistic loop business model in the healthcare value chain.

Internet Hospital Business

We established a whole-industry-chain, one-stop comprehensive online medical services platform focusing on chronic disease medical treatments in China, which was built with patients and doctors as the center. Our Internet hospital services platform connects doctors with patients to achieve a streamlined and affordable experience. It can be accessed through the mobile app and WeChat official account that we operate. The following screenshots illustrate the interface of our Internet hospital services platform.

石榴云医医生版
医生专用
4
13万
18+
介绍
评论
推荐
专业的医生在线执业平台
关于此应用
安装

Mobile APP for Doctors

挂号
石榴云医
~ 医生的个人云诊室 ~
医生姓名
副主任医师 预防保健科
按时复诊有利于病情好转，点击联系医生。
图文问诊
¥5
挂号
挂号
买药
消息
我的

WeChat Mini Program for Patients

七乐康石榴云医互联网医院
广州七乐康数字健康医疗科技有限公司
视频号：石榴云医互联网医院
79个朋友关注
已关注公众号
发消息
4月7日
世界卫生日！一起行动起来吧！
五防三护快来了解了解吧！
类风湿治疗这 6 个误区你注意吗？
3月31日
2023.05.25八院复查结果，已通过电话解读。
医嘱提醒
兰琦-医师-石榴云医互联网医院
兰琦医生已接诊，点击立即和医生沟通
医嘱提醒
兰琦-医师-石榴云医互联网医院
兰琦医生正在等待您的回复，点击立即和医生...
石榴云医
小程序
问医生
快速购药
个人中心

WeChat Official Account for Patients

When we launched our Internet hospital services, we mainly targeted to fulfill users’ need to purchase prescription drugs online by offering online prescription renewal service. Gradually, we have expanded our Internet hospital services to include online consultation and prescription renewal.

Online consultation and prescription renewal

Our online consultation and prescription renewal service encompass a wide range of conditions and cases, with a focus on chronic diseases. Our online consultation and prescription renewal service is staffed by our contracted doctors. For details on our medical team, see “—Medical team on our platform.”

We have developed a seamless, multi-step online consultation process to better suit the specific nature of our Internet hospital services. Patients who use our online consultation and prescription renewal service receive our personalized consultation service offerings through one-to-one graphic consultation. We will also gradually launch phone and video consultation. When a patient contacts a doctor offline for the first time, he/she can establish a connection with the doctor through our platform by scanning the doctor’s exclusive QR code. When the patient needs a follow-up consultation, he can do away with visiting a hospital or an outpatient clinic and directly make an appointment with the doctor for an online follow-up consultation through our platform. The patient can freely send his inquiries to the doctor selected by him in the formats of text, picture or live chats. Depending on the availability of the specific doctor, the type of consultation service and the urgency of the consultation needs, the patient would receive a response from as soon as one minute to an average of two hours. After the follow-up consultation, the doctor will provide prescription renewal based on the patient’s situation.

The screenshots below illustrate the process of establishing doctor-patient connections through the Mobile App for doctors:

The screenshots below illustrate the process of renewing prescriptions:

In addition, patients can also consult doctors on some simple medical issues through our platform. Patients could first describe their symptoms via text or picture. Our smart routing system will automatically generate a list of doctors for patients to choose based on the description of symptoms and their medical records. Patients can also browse our doctor bank by department and select a doctor of their own choice. Each doctor has a profile page that shows the doctor’s main experience, professional fields, and user feedback. Each medical consultation lasts up to 24 hours by system default and can be terminated by the doctor upon its conclusion. Based on a patient’s responses during the consultation, the doctor provides medical recommendations or advises the patient to conduct detailed examinations at hospitals and upload the results to our system for follow-up consultations.

Chronic disease management

We provide an Internet CDM platform, which consists of a patient management portal in a mobile app form for doctors and other multiple channels for patient-doctor communications, e.g. WeChat official account. In addition to enabling seamless patient-doctor matches via QR codes and SNS invitation links, our platform also allows doctors to organize patients into different groups, view their profiles, and prioritize patients with special needs or in a particular treatment stage so that they can more efficiently follow up with and manage their patients. For example, our doctors are able to review the purchase records of a specific patient who has received an online prescription and follow up if they have not purchased the medication. Our platform also saves and provides convenient access to frequently prescribed medications according to each doctor’s preference and allows one-click prescription renewal. Furthermore, our platform provides a series of specialist service tools that allows doctors to conduct research through their consistent and convenient communication with their patients. In this way, our platform improves treatment efficiency, streamlines patient management and enables doctors to reach and dedicate to a broader patient base. As a cloud-based system, its current focus is hepatology and andrology, and we plan to gradually expand its service offerings to other chronic diseases in the future. Leveraging our supply chain capabilities, the platform integrates with our retail pharmacy business, giving doctors and patients seamless access to our product offerings.

Medical team on our platform

Our Internet hospital services are staffed by our contracted doctors who provide patients with services of fast turnaround times. Our contracted doctors are pivotal to our on-demand healthcare services. As of December 31, 2025, our contracted doctors had on average over 9.4 years of experience as medical professionals, and our doctors issuing prescriptions and mature doctors had on average over 9.3 years and 9.1 years of experience as medical professionals, respectively. All of our contracted doctors are graded as resident doctors and above.

Our sales team approaches doctors through ground promotion. We have put in place a stringent selection process for in-house doctors who wish to participate in our Internet hospital services, which involves on-line background checks, qualification verification and in-role trial evaluations. In specific, we require these doctors to provide relevant professional certifications, including Physician Qualification Certificate, Physician Practice Certificate and Title Certificate. After passing online authentication, the doctor will sign an electronic agreement, and become a contracted doctor on our platform, and only then could they provide diagnosis and issue prescriptions on our platform.

We provide ongoing training and professional development programs to our contracted doctors. These trainings generally encompass rules on platform use, general and specialized medical knowledge, case studies, corporate culture and IT skills, which are designed to enhance their professional knowledge and management skills.

Online drug sales

Prescription drugs ordering

Our contracted doctors who have completed their multi-institution registration offer online prescription renewal services. After a patient receives a prescription, a shopping cart list corresponding to the prescription will be generated in his/her account. Our pharmacist verification system ensures that doctors’ prescriptions comply with the relevant rules and regulations. After receiving prescriptions from doctors, our pharmacists will verify the prescriptions according to the Drug Administration Law. If the pharmacists find any prescription to be in any potential violation of the Drug Administration Law, they will return the prescriptions to the doctors, who must then adjust the prescriptions accordingly to ensure compliance. Otherwise, our pharmacists can deny further processing of the prescription. However, given that our platform only issues prescriptions for patient’s follow-up visits and the patients would have already possessed verified prescriptions from offline channels before consulting our platform, the frequency of the aforementioned prescription return is negligible. In addition, we have set upper limits for prescription drug dosage pursuant to the relevant rules and regulations. Only after pharmacist verification may the patient confirm the shopping cart list and make payment. The online prescriptions will be transferred to our pharmacy center to be further reviewed by our pharmacists. Eventually, the drugs will be delivered to the designated address of the patient.

Pricing

We offer competitive pricing to attract and retain customers. We seek to optimize our cost structure and create incentives for our suppliers to provide us with competitive prices. Prices are set by us with reference to those on other major online retailers in the PRC and general market trends and industry dynamics.

Payment

Customers may pay online at the time that they place the order, using WeChat Pay and other WeChat-related payment methods.

The pharmaceutical and healthcare products or online healthcare services purchased on our platform are generally not covered by China’s medical insurance programs. With the promulgation of the Guiding Opinions on Promoting Medical Insurance Payment for “Internet+” Medical Services (Yi Bao Fa (2020) 45) of the National Healthcare Security Administration in 2020, which clarifies online prescription drug expenses generated from qualified “Internet+” medical services can be paid by online medical insurance, patients’ online medical service and prescription drug expenses will be covered by national medical insurance programs. Guangzhou City of Guangdong Province has started to implement online medical insurance payment for chronic diseases. We have obtained the online medical insurance payment qualification granted by the Guangzhou Municipal Medical Security Bureau, and will gradually offer payment methods for online medical insurance reimbursement to patients in Guangzhou. We believe that in the next few years, as the Chinese government goes on exploring the possibility of integrating the medical system with online medical services platforms, we will have clearer access to the national health insurance system in other areas. Therefore, we will offer medical insurance payment method and other diversified payment methods in the future.

Customer service

Providing satisfactory customer services has been one of our top priorities. Customers can ask questions and leave complaints in writing with pictures through our platform by initiating an IM conversation with our customer service representatives, or they can call our service representatives.

We generally allow customers to modify or cancel an order any time through our online system or customer service center before the warehouse prints out the order for picking and packing.

In accordance with relevant laws and regulations for food and drugs in the PRC, we do not accept return or exchange requests for drugs except for product quality reasons. For other products under direct sales, we generally allow customers to return unused goods within seven days and to exchange defective goods. In respect of products of which we manage inventories, we are generally responsible for the shipping fees of defective products for return or exchange from the customers, provided that the return or exchange is requested within seven days of receipt of the item.

Pharmaceutical Distribution Business

Relying on our established supply chain capabilities, our professional team distributes pharmaceutical products to leading third-party pharmaceutical platforms, offline pharmacies, and pharmaceutical wholesale companies in China. We typically enter into an order and sales contract with downstream customers and subsequently employ nationally recognized third-party logistics services providers to deliver drugs on time in accordance with the planned order volume and other contractual terms. Leveraging the demand from our Internet hospital business, we are able to secure favorable terms for our cooperation with pharmaceutical companies and suppliers, which lowers our procurement cost and in turn increases our profit margin.

Recent Developments

In connection with the growth of our internet hospital business, through our subsidiaries, we have entered into sales and purchase agreements with several domestic pharmaceutical companies, including Jiangsu Haosoh Pharmaceutical Group Co., Ltd., Xiamen Amoytop Biotech Co., Ltd., Shenyang Sinqi Pharmaceutical Co., Ltd. and Eddingpharm (Suzhou) Co., Ltd. These arrangements enable us to offer certain pharmaceutical products, including innovative and patented drugs, through our internet hospital platforms. Under these agreements, we may be entitled to purchase discounts, rebates and sales incentives upon the satisfaction of agreed conditions, including specified sales targets.

We are also expanding the integration of our platform with China’s national and local coordinated medical insurance systems in selected cities. We have integrated our platform services with local online medical insurance payment systems in certain cities, including Guangzhou, where we have supported medical insurance settlements for chronic and special disease outpatients for more than two years. We plan to further expand such integration into other cities in the Greater Bay Area and certain other major cities in China. We believe such integration may improve user convenience and enhance the service capabilities of our platform, although the timing and scope of such expansion remain subject to regulatory developments, local implementation progress and other uncertainties.

In addition, we are advancing a strategic upgrade focused on the integration of artificial intelligence, or AI, and medical-grade smart wearable devices for full-cycle chronic disease management. We plan to invest in related technology research and development and scenario-based implementation, with the goal of developing a chronic disease management ecosystem that integrates hardware, data, algorithms and services. Our current areas of focus include the development of medical-grade smart wearable devices, AI-enabled chronic disease management tools and a closed-loop service system integrating such technologies with our existing internet hospital platform, pharmaceutical supply chain and chronic disease service infrastructure. The timing, scope and effectiveness of these initiatives remain subject to technological development, regulatory requirements, capital availability and market acceptance.

Offline Presence

We also maintain offline brick-and-mortar pharmacies to ensure compliance with relevant PRC laws and regulations. See “—Regulation—Regulations relating to Pharmaceutical Operation.” In addition, we also partner with third-party offline pharmacies to serve a broader customer base. As of December 31, 2025, our one self-owned pharmacies and 27 third-party pharmacies cover seven first-tier and second-tier cities in China.

Drug Sourcing

As of December 31, 2025, we collaborated with 703 suppliers offering 46,912 SKUs. For the years ended December 31, 2023, 2024 and 2025, our top five suppliers accounted for 63.1%, 66.5% and 79.7% of our total purchases in 2023, 2024 and 2025, respectively. For the year ended December 31, 2023, two suppliers, namely Dongguan Chaoyang Pharmaceutical Co., Ltd. and Guangzhou Suize Pharmaceutical Co., Ltd., collectively accounted for 44.0% of our total purchases. For the year ended December 31, 2024, one supplier, namely Dongguan Chaoyang Pharmaceutical Co., Ltd., accounted for 39.1% of our total purchases. For the year ended December 31, 2025, two suppliers, namely Dongguan Chaoyang Pharmaceutical Co., Ltd. and Guangzhou Guoying Pharmaceutical Co., Ltd., collectively accounted for 63.4% of our total purchases. We are currently expanding our supplier base to further enhance the coverage of our product offering.

We select suppliers primarily based on qualification, quality, brand, reliability and volume. We perform background checks on suppliers and the products they provide before we enter into any agreement. We examine their business licenses and the relevant licenses and certificates for their products. We evaluate their brand recognition and make inquiries about the market acceptance of their products among players in the same industry.

We have established a team dedicated to the management of our suppliers with respect to product quality, logistics and after-sales customer services. We monitor on a daily basis data relating to logistics and customer services on our platform, and communicate with the relevant suppliers when issues arise.

User Experience

In the past several years, we have accumulated a massive targeted user base and formed a multi-level and full-cycle user management strategy. With superior user experience and effective user management, we effectively improve user engagement and have also obtained user insights from our platform. Meanwhile, with a focus on strengthening professional services, we are committed to enhancing users’ trust in us and our brand influence through trustworthy and reliable services and unparalleled user experience.

Based on our own experience in the healthcare industry, we are committed to optimizing user experience and achieving user satisfaction for the products and services we provide on our platform. In addition to our relentless focus on providing authentic and high-quality products, we also focus on several aspects, namely, compelling online experience, competitive pricing, superior customer service, timely and reliable fulfillment and delivery, and convenient payment options.

Technology

The sustainability of our ecosystem depends on our technological competence and the stability of our information infrastructure. We develop various platforms to enable our users to access the full range of our services. Resulting from the scale and complexity of our businesses, our large-scale, multi-scenario environment has enabled us to obtain enormous valuable data assets and constantly apply our technology across our business lines, thereby generating knowledge and innovations that drive further technological development. To ensure the performance, reliability, and scalability of our technology systems, we also adopted system isolation and service separation.

We assembled our research and development team in 2015. They are primarily engaged in building our technology infrastructure and developing our proprietary technologies. Such infrastructures include cloud computing, big data visualization, big data real-time computing, intelligent scheduling, advertising systems, and pharmaceutical ground data systems. In addition, their expertise also helped us leverage our expertise and insights in the healthcare and pharmaceutical industries to develop know-how in areas such as digital intelligent chronic disease management medical platform solutions and pharmaceutical intelligence supply chains.

Our current research and development efforts focus primarily on further improving our four automated digital management systems, which will further digitalize and intelligize the updates of our CDM platform, the improvements in artificial intelligence and big data analytics capabilities, and supply chain management systems. Currently, our order fulfillment center (OFC) forms the core of our business system by connecting our front-end e-commerce system, doctor-patient system, back-end central warehouse, and supply chain system, which helps with our order processing and marketing. We also developed a data management system in accordance with national pharmaceutical business quality management standards to streamline our drug price maintenance, initial code establishment, warehousing quality inspection, and replacement of expired drug approvals. To efficiently manage inventory, our AI-assisted central inventory management system selects the optimal warehouse for dispatching by analyzing multiple criteria including location and supply status, which lowers logistics costs and improve customer satisfaction. An order is then tracked by our delivery management system, which enables both our customers and ourselves to accurately locate the package and obtain its records by obtaining information from all the reputable logistics service providers that we use.

In the future, we will continue to enhance our research and development by recruiting more talents in the fields of software engineering, data science and artificial intelligence. By enhancing our medical big data analysis capabilities and implementing AI-assisted medical applications, we will be better equipped to further translate our expertise in the healthcare and pharmaceutical industries into increases in our doctors’ diagnosis efficiency and streamlining of our medical services. Additionally, equipped with improved intelligence, our supply chain can respond more quickly to market changes while increase cost efficiency.

Data Security and Protection

We have established a comprehensive security system, supported by our network situational awareness and risk management system, which spans from the individual end users across our entire network, covering our platforms, data and services. Our back-end security system is capable of handling malicious attacks to safeguard the security of our platform and to protect the privacy of our buyers and merchants.

We have a data security team of technicians dedicated to protecting the security of our data. We have also adopted strict data protection policy to ensure the security of our proprietary data. We collect anonymized, non-confidential user behavior and pattern data based on their interactions with our platform through our social networks partners, which have been pre-processed to exclude user identity or other sensitive information. We encrypt confidential personal information we gather from our own platform. To ensure data security and avoid data leakage, we have established stringent internal protocols under which we grant classified access to confidential personal data only to limited employees with strictly defined and layered access authority. We strictly control and manage the use of data within our various departments and do not share data with external third parties, nor do we cooperate with third-party vendors in data analytics efforts.

Intellectual Property

We rely on a combination of patent, copyright, trademark, domain names, patents and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of December 31, 2025, we had seven patents and one patent application, 277 registered trademarks, 77 registered software copyrights, and 17 domain names.

Competition

We have achieved a strong competitive position in China’s digital healthcare industry. We face competition in certain aspects of our business. We compete against other digital health companies, primary those in the area of digital medical service provision. For example, Medlinker, Hao Daifu and Ping An Good Doctor compete with us in the Internet hospital market.

We believe that our ability to compete effectively depends on many factors, including our technological and operational capabilities, our ability to enable direct settlement by health and social insurance, our pricing competitiveness, the breadth and depth of our service offerings, user experience on our platform, our supply chain capabilities, our marketing efforts and the strength and reputation of our brand.

Furthermore, as our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers and operation management personnel. For example, our doctors may choose to practice on other internet hospital platforms while serving us. Despite that, our mature doctors registered a top-level retention rate of 99.9%, 99.4% and 98.9% in 2023, 2024 and 2025 among the industry, as our platform serves as an established consultation channel for these doctors and their patients. The success of our growth strategy depends in part on our ability to retain existing personnel and attract additional highly skilled employees.

Insurance

We maintain standard benefit plans required by PRC laws and regulations, including pension insurance, medical insurance, workplace injury insurance, unemployment insurance, and maternity insurance. We do not maintain business insurances covering damages to our properties and IT infrastructures, and in line with general market practice, we do not maintain any business interruption insurance or key man life insurance, which are not mandatory under the applicable laws. For a discussion of risks related to our insurance coverage, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may not have sufficient insurance coverage to cover our business risks, which could expose us to significant costs and business disruptions.”

We believe that our insurance coverage is sufficient for its present purposes and is consistent with the insurance coverage of other healthcare online platforms in China. We periodically review our insurance coverage to ensure that it remains to be sufficient.

Regulation

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Regulations relating to Healthcare Services

General Policies

According to the Guiding Opinions on Vigorously Advancing the “Internet Plus” Action, the Opinions issued by the State Council on July 1, 2015, Internet enterprises are encouraged to cooperate with medical institutions in establishing online medical information platforms, strengthen the integration of regional health care service resources, and make full use of the Internet, Big Data and other means to improve the capability to prevent and control major diseases and unexpected public health incidents.

The General Office of the State Council issued the Opinions on Promoting the Development of “Internet Plus Health Care” on April 25, 2018, which encouraged medical institutions to apply the internet and other information technologies to expand the space and content of medical services, and develop an online-offline integrated medical service model covering stages before, during and after diagnosis. The development of Internet hospitals depending on medical institutions shall be permitted. Medical institutions may use Internet hospital as the second name and, based on physical hospitals, use Internet technology to provide safe and appropriate medical services, allowing online re-diagnosis for some common diseases and chronic diseases. After reviewing documents of the medical records and profiles of patients, doctors shall be allowed to prescribe online for some common diseases and chronic diseases.

Pursuant to the 13th Five-year Plan for Health and Wellness, or the Plan, which was promulgated by the State Council on December 27, 2016, it is proposed to strengthen the informatization of the population health and fully implement “Internet Plus” medical and healthcare people-benefiting service. The Plan also encourages the establishment of regional telemedicine platform and enhances the flow of high-quality healthcare resources to the Midwest and the primary level. On July 17, 2018, the National Health Commission, or the NHC, and the National Administration of Traditional Chinese Medicine jointly promulgated three documents, including the Administrative Measures for Internet Diagnosis and Treatment (for Trial Implementation), the Measures for the Administration of Internet Hospitals (for Trial Implementation) (and the Specifications for the Administration of Remote Medical Services (for Trial Implementation). Pursuant to the Measures for the Administration of Internet Hospitals (for Trial Implementation), “internet hospitals” include: (a) internet hospitals as the second name of physical medical institutions, and (b) internet hospitals that are independently established on the support of physical medical institutions.

Internet Hospital

According to the Measures for the Administration of Internet Hospitals (for Trial Implementation), the state implements access management for internet hospitals pursuant to the Administrative Regulations on Medical Institutions and the Implementation Measures of the Administrative Regulations on Medical Institutions. Before implementing access for internet hospitals, provincial health administrative departments shall establish provincial internet medical service supervision platforms to connect with information platforms of internet hospitals to achieve real-time supervision. Establishing an internet hospital is governed by the administrative approval process as stipulated in the Measures for the Administration of Internet Hospitals (for Trial Implementation). According to the Measures for the Administration of Internet Hospitals (for Trial Implementation), applying for establishing an internet hospital is required to submit an application to the practice registration authority of its supported physical medical institution, and submit the application form, the feasibility research report on the establishment, the address of the supported physical medical institution, and the agreement jointly signed by the applicant and the supported physical medical institution in relation to establishing an internet hospital through cooperation. If a physical medical institution intends to establish an internet hospital information platform through cooperation with a third-party institution, the relevant cooperation agreement should be submitted. For an internet hospital sets up through cooperation, if the cooperation partner changes or other circumstance occurs that will invalidate the cooperation agreement, reapplication for establishing an internet hospital shall be required.

The health administrative department and the competent departments of traditional Chinese medicine of the State Council shall be responsible for the supervision and administration of the Internet hospitals across China. The local health administrative departments at all levels (including the competent departments of traditional Chinese medicine) shall be responsible for the supervision and management of Internet hospitals within their respective jurisdictions.

In terms of practicing rules on internet hospitals, the Measures for the Administration of Internet Hospitals (for Trial Implementation) provides that where a third-party institution jointly establishes an internet hospital on the support of its physical medical institution, it shall provide the physical medical institution with professional services such as physicians and pharmacists, and information technology support services, and clarify the responsibilities and rights of all parties in respect of medical services, information security, and privacy protection through agreements and contracts. In terms of supervision and management of internet hospitals, the Measures for the Administration of Internet Hospitals (for Trial Implementation) clarifies that provincial health administrative departments and the registration authorities for internet hospitals jointly implement supervision on internet hospitals through the provincial internet medical service supervision platform, focusing on the supervision on internet hospitals’ personnel, prescriptions, diagnosis and treatment behaviors, patients’ privacy protection and information security. Internet hospitals shall adopt information security protection measures for Level 3 information system in accordance with relevant information security laws and regulations. Doctors can only provide follow-up diagnosis services through internet hospitals for patients that have been diagnosed with certain common diseases or chronic diseases, unless the patients are in physical hospitals and the doctors in the physical hospital invites other doctors to provide diagnosis services through internet hospital. The Administrative Regulations on Medical Institutions and the Implementation Measures of the Administrative Regulations on Medical Institutions set out the regulatory framework for the management and operation of the medical institutions, and the operation of Internet hospitals shall comply with the Administrative Regulations on Medical Institutions and the Implementation Measures of the Administrative Regulations on Medical Institutions as well. Additionally, the Basic Standards for Internet Hospitals (for Trial Implementation) as attached to the Measures for the Administration of Internet Hospitals (for Trial Implementation) sets forth specific requirements for diagnosis and treatment items, departments, personnel, buildings and device and equipment, and rules and regulations of internet hospitals.

Medical Institutions

According to the Administrative Regulations on Medical Institutions (Revised in 2022), or the Medical Institutions Regulations, promulgated by the State Council, effective on September 1, 1994, and revised on February 6, 2016 and March 29, 2022, hospitals, health centers, sanatoriums, out-patient departments, clinics, health clinics, health posts (rooms) and first aid stations are medical institutions. The health administrative departments of the local people’s governments at or above the county level shall be responsible for the supervision and administration of the medical institutions within their respective administrative regions. The establishment of medical institutions by entities or individuals shall be subject to the examination and approval of the health administrative department of the local people’s governments at or above the county level and obtain the written approval for the establishment of medical institutions. Furthermore, according to the Medical Institutions Regulations, the practice of medical institutions shall complete the registration and obtain Practicing License for Medical Institution. Where the practicing is without authorization or obtaining the Practicing License for Medical Institution, the health administrative department of the people’s government at or above the county level must cease its practicing activities and confiscate the illegal incomes, medicines and medical devices in accordance with the law, and it can be imposed fines not less than five times but not more than 20 times the illegal gains; where the illegal gains are less than RMB10,000, it shall be counted as RMB10,000. Medical institutions must conduct medical diagnosis and treatment activities in accordance with registered and approved subjects and shall not employ non-medical technical personnel in medical and health technical work.

Patient Diagnosis Service

According to the Measures for the Administration of Internet Diagnosis and Treatment (for Trial Implementation), Internet diagnosis and treatment activities shall be provided by the medical institutions that have obtained a “Practicing License for Medical Institution,” and the Internet-based diagnosis services provided by a medical institution shall be consistent with its diagnosis and treatment subjects. Physicians and nurses carrying out Internet diagnosis and treatment activities shall be recorded and registered in the national electronic registration system of physicians and nurses. A medical institution shall conduct electronic real-name verification for the medical staff members carrying out Internet diagnosis and treatment activities.

According to the Measures for the Administration of Internet Hospitals (for Trial Implementation), Internet hospitals must inform the patients of the risks and obtain their consents. When a patient receives medical treatment in a physical medical institution and the physician receiving such patient invites other physicians to hold group consultation of physicians through the Internet hospital, the physicians attending the group consultation may issue diagnosis opinions and a prescription; and when a patient does not receive medical treatment in a physical medical institution, a physician may only provide re-diagnosis for a patient of some common diseases and chronic diseases through the Internet hospital. Internet hospitals may provide contract signing service for family doctors. When a patient’s condition changes or there are other circumstances under which online diagnosis and treatment services are inappropriate, the physician shall direct the patient to receive medical treatment in a physical medical institution. Internet diagnosis and treatment activities shall not be carried out for any patient receiving initial diagnosis.

On February 8, 2022, the NHC promulgated the Rules for Regulation of Internet Medical Treatment (Trial), or the NHC Paper, which further clarifies the boundaries and rules of internet medical treatment from multiple dimensions. According to the NHC Paper, medical institutions conducting internet medical treatment activities should actively interface with and accept supervision of the provincial supervision platforms, and set up a special department and establish the corresponding management system to manage matters such as medical quality and medical safety. The medical practitioners carrying out internet medical treatment activities are required to undergo real-name authentication, and no person, artificial intelligence software, etc. other than the physician himself or herself may impersonate or replace the physician in carrying out medical treatment activities. If the medical practitioners conduct internet consultation activities at an Internet hospital other than their main place of practice, they should register or record their practice in accordance with the relevant requirements for the filing of multi-institution practice in the location of that Internet hospital. Patients are required to provide medical records with a clear diagnosis and the receiving physician will determine whether they meet the conditions for follow-up consultation. The entire process of internet medical treatment should be traceable, and the data interface should be open to the provincial supervision platform. Furthermore, the relevant data should be kept for no less than 15 years. In addition, if medical institutions carry out drug distribution independently or entrust a third party, the relevant agreements and prescription flow information should be traceable, and the data interface should be open to the provincial supervision platform.

Medical Practitioners

On August 20, 2021, the SCNPC promulgated the Law on Physicians of the People’s Republic of China, or the Physicians Law, which became effective on March 1, 2022. According to the Physicians Law, when taking medical, preventive or healthcare measures and when signing relevant medical certificate, the physicians shall conduct diagnosis and investigation personally and fill out the medical files without delay as required. No physicians may conceal, forge or destroy any medical files or the relevant data.

On November 5, 2014, the National Health and Family Planning Commission of the PRC or the NHFPC (currently known as the NHC), the National Development and Reform Commission or the NDRC, the Ministry of Human Resources and Social Security, the State Administration of Traditional Chinese Medicine, and the China Insurance Regulatory Commission (currently known as the China Banking and Insurance Regulatory Commission), jointly issued Several Opinions on Promoting and Standardizing multi-institution Practice of Physicians, which puts forward to simplify the registration procedure of the multi-institution practice and proposes the feasibility of exploring the “record management.” According to Administrative Measures for the Registration of Medical Practitioners, promulgated by the NHFPC on February 28, 2017, effective on April 1, 2017, medical practitioners shall obtain the Practice Certificate for Medical Practitioners to practice upon registration. Person who fails to obtain the Practice Certificate for Medical Practitioners shall not engage in medical treatment, prevention and healthcare activities. A medical practitioner who practices for multiple institutions at the same place of practice shall determine one institution as the main practicing institution where he or she practices, and apply for registration to the administrative department of health and family planning approving the practice of such institution; and, for other institutions where the medical practitioner is to practice, respectively apply for recordation to the administrative health and family planning authority approving the practice of such institution, and indicate the names of the institutions where he or she is to practice. Any medical practitioner who adds practicing institutions located in other places of practice shall apply for additional registration with the health and family planning administrative authorities competent for approving the operation of the institutions.

Prescription Management

For the purpose of regulating the administration of prescriptions, the Measures for the Administration of Prescriptions was released by the Ministry of Health (currently known as the NHC) on February 14, 2007 and as effective from May 1, 2007. Under the Measures for the Administration of Prescriptions, a certified medical practitioner shall obtain the corresponding prescription right at the registered practice place and the certified medical practitioner shall issue prescriptions according to the requirements of medical treatment, disease prevention, healthcare, norms of treatment and diagnosis, and indication of the instructions on such aspects as intended use, pharmacological mechanism, usage, dosage, side effects and precautions. Under any of the following circumstances, the health administrative department at or above the county level shall request the medical institutions to make corrections within a grace period, and may impose the fine no more than RMB5,000; and under serious circumstances, Practicing License for Medical Institution shall be revoked: (1) prescribing by a pharmacist who has not obtained the right to prescribe or whose prescription right has been cancelled; (2) prescribing narcotic drugs and the psychotropic drugs of category I by pharmacists who have not obtained the prescription right for such narcotic drugs and psychotropic drugs; (3) employing person without the technical title of pharmacology to undertake prescription preparation. If the medical practitioners issue prescriptions without the prescription rights or deprived of the prescription rights, they will be given a warning or be ordered to suspend their practicing activities for a period of not less than six months but not more than one year and under the serious circumstances, their Practice Certificates for Medical Practitioners will be revoked.

Regulations relating to Pharmaceutical Operation

In September 1984, the SCNPC promulgated the Drug Administration Law of the PRC, which was amended in 2001, 2013, 2015 and 2019 respectively to regulate all entities or individuals engaging in research, manufacture, operation, use, supervision and management of drugs within the PRC. According to the Drug Administration Law, no pharmaceutical operation, including pharmaceutical wholesale and pharmaceutical retail business, is permitted without obtaining the Pharmaceutical Operation License. Where the trading of drugs is conducted without a Pharmaceutical Operation License, the illegal incomes by selling drugs shall be confiscated and shall be imposed a fine ranging from 15 to 30 times of the value of the illegally sold drugs (including sold or unsold drugs). The Implementation Rules for the Drug Administration Law was promulgated by the State Council in August 2002 and lastly amended on January 16, 2026, which emphasized the detailed implementation rules of drugs administration. The China Food and Drug Administration or the CFDA (currently known as the National Medical Products Administration, or the NMPA) promulgated the Measures for the Administration of Pharmaceutical Operation License in February 2004 as amended in 2017, which stipulates the procedures for applying the Pharmaceutical Operation License and the requirements and qualifications for pharmaceutical wholesalers or pharmaceutical retailers with respect to their management system, personnel, facilities and etc. The valid term of the Pharmaceutical Operation License is five years and shall be renewed through application six months prior to its expiration date.

According to the Measures on Prescription Drugs and OTC Drugs Classification Management (for Trial Implementation) and the Interim Provisions on the Circulation of Prescription and OTC Drugs, which were both promulgated by the State Drug Administration, which was restructured and integrated into the CFDA, in 1999 and became effective in January 2000, drugs are divided into prescription drugs and over-the-counter drugs, or OTC drugs. For prescription drugs, the dispensing, purchase and use can only be based on the prescription issued by the certified medical practitioner or certified medical assistant practitioner. In addition, the prescription drugs can only be advertised and promoted in professional medical magazines. OTC drugs, on the other hand, are further divided into Class A and Class B and they both can be purchased and used without a prescription and promoted in public upon approval by the relevant governmental authorities. The pharmaceutical wholesale enterprises distributing prescription drugs and/or OTC drugs, as well as pharmaceutical retail enterprises selling prescription drugs and/or Class A OTC drugs are required to obtain the Pharmaceutical Operation License.

According to the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals, promulgated by the CFDA in January 2007 and effective in May 2007, pharmaceutical manufacture and operation enterprises and medical institutions shall be responsible for the quality of pharmaceuticals they manufacture, provide or use. The operation of prescription drugs is highly regulated under these rules. Prescription drugs may not be sold by pharmaceutical retail enterprises without valid prescriptions and an enterprise in violation of such restriction will be instructed to rectify any violation, given a disciplinary warning, and/or imposed a fine of no more than RMB1,000. In addition, a pharmaceutical manufacture or operation enterprise shall not sell prescription drugs directly to the public by post or over internet, and the enterprise in violation of such restriction shall be instructed to rectify, given a disciplinary warning, and imposed a fine of not more than two times the value of the pharmaceuticals sold, but not more than RMB30,000. The newly revised Drug Administration Law in 2019 abolishes the restriction on online sale of prescription drugs and adopts the principle of keeping online and offline sales consistent. Furthermore, according to the Administrative Standard of Pharmaceutical Operating Quality, promulgated by the CFDA in April 2000 and latest amended in July 2016, the pharmaceutical operation enterprises shall take effective quality control measures over the process of procurement, storage, transportation and sale of drugs in order to ensure their quality. On April 7, 2021, the General Office of the State Council issued the Opinions on Serving the “Six Stables” and “Six Safeguards” and Further Doing a Good Job in the Reform of “Delegating Power, Delegating Regulation and Serving Service” which allows online sales prescription drugs other than those under special state control on the premise of ensuring the authenticity and reliability of the electronic prescription sources.

On October 24, 2022, the NMPA promulgated The Administrative Measures on Drug Recalls, effective on November 1, 2022, requires that drug manufacturers, drug distributors and drug users shall actively assist the drug marketing authorization holder, or the holder, in investigating and evaluating the drugs with possible quality problems or other potential safety hazards, take the initiative to cooperate with the holder in fulfilling the obligation of recalls, timely transmit and give feedback of the information on drug recalls according to the recall plan, control and recall the drugs with quality problems or other potential safety hazards. Where a drug manufacturer, drug distributor or drug user finds that the drugs manufactured, sold or used by it may have quality problems or other potential safety hazards, it shall notify the holder in a timely manner, suspend the production, release, sale and use of the drugs when necessary, and report to the drug regulatory department of the government of the province, autonomous region or centrally-administered municipality where it is located. The information in the notice and report shall be authentic. The holder, drug manufacturer, drug distributor and drug user shall establish and implement a drug traceability system as required, keep complete purchase and sale records, and ensure the traceability of the drugs on the market. Drug manufacturers, drug distributors and drug users shall cooperate with the holder in the investigation of the quality problems or other potential safety hazards of the drugs concerned, and provide relevant materials.

On September 27, 2023, the SAMR promulgated the Administrative Measures for the Supervision and Administration of Drug Quality in Operation and Usage, which further stipulates the procedures for applying for a Pharmaceutical Operation License, the management of the drug operation, and the quality management of the drug usage. The aforementioned Measures took effect on January 1, 2024, and simultaneously replaced the Measures for the Administration of Pharmaceutical Operation License and the Administrative Measures for the Supervision and Administration of Circulation of Pharmaceuticals.

Regulations relating to Internet Pharmaceutical Transaction Services

According to Interim Provisions on the Examination and Approval of Internet Drug Transaction Services, promulgated by CFDA on September 29, 2005 and effective since December 1, 2005, the enterprises engaging in the internet pharmaceutical transaction service shall be subject to examination and acceptance, and obtain the Qualification Certificate for Providing Internet Pharmaceutical Dealing Services. The Qualification Certificate for Providing Internet Pharmaceutical Dealing Services shall be valid for five years. The NMPA is in charge of examination and approval of the enterprises engaging in services provided for Internet pharmaceutical transactions between pharmaceutical production enterprises, pharmaceutical marketing enterprises and medical institutions, and (Food) Drug administrative departments of all provinces, autonomous regions and municipalities directly under the Central Government examine and approve the drug manufacturers and drug wholesalers which conduct online drug transactions with the enterprises other than their own members in the respective administrative region through their own websites and enterprises that provide online drug transaction services for individual consumers. The Interim Provisions on the Examination and Approval of Internet Drug Transaction Services further stipulates that any enterprise engaging in online pharmaceutical product trading services to individual consumers shall be established in the form of a pharmaceutical retail chain enterprise. According to the Drug Administration Law and the Administrative Standard of Pharmaceutical Operating Quality, the operation of pharmaceutical retail chain enterprise shall be in compliance with the acceptance standards provided by regulations and the NMPA. After obtaining the Qualification Certificate for Providing Internet Pharmaceutical Dealing Services issued by the competent food and drug supervision and administration authority, the applicant shall obtain the permit for operation of telecommunications services as required by the Administrative Measures on Internet Information Services or the Internet Measures, or go through the formalities for record-filing. According to the Decision on the Cancelation of the Third Batch of Items Subject to Administrative Permission by Local Governments Designated by the Central Government promulgated by the State Council on January 12, 2017, except for the third party platform, all the examination and approval of Internet drug trading service company implemented by FDAs of provincial level are cancelled. According to the Decision on the Cancelation of Various Items Subject to Administrative Permission by the State Council on September 22, 2017, the NMPA shall no longer accept applications for examination and approval of Internet drug transaction service enterprises engaging the business as the third party platform.

On August 3, 2022, the State Administration on Market Regulation, or the SAMR, promulgated the Measures for Supervision and Administration of Online Pharmaceuticals Sales, or the Measures, effective on December 1, 2022. The Measures provides specific and explicit rules for the online sales of prescription drugs, which is perceived to be more conducive online prescription drug sellers including us. The Measures provides that, among others, online prescription drug sellers shall (1) ensure the accuracy and reliability of the source of prescription, (2) keep records of any prescription for at least five years and no less than one year after the expiration date of the prescription drugs, and (3) disclose safety warnings including “prescription drugs should only be purchased and used with prescriptions and guidance of licensed pharmacists” when displaying information of prescription drugs. The Measures also imposes certain obligations on platform service providers for online pharmaceutical sales, including, among others, that platform service providers should (1) enhance the scrutiny on the required licenses and permits of online pharmaceutical merchants for online pharmaceuticals sales, (2) establish the examination and inspection system for online pharmaceutical sales activities, and (3) promptly stop any illegal behavior upon discovery and report it to the relevant local governmental authorities.

Regulations relating to Online Drug Information Services

According to the Measures Regarding the Administration of Drug Information Service over the Internet, promulgated by CFDA on July 8, 2004 and amended on November 17, 2017, the operational Internet drug information service refers to the activities of providing medical information (including medical devices) and other services to Internet users through the Internet, and where any website intends to provide Internet drug information services, it shall, prior to applying for an operation permit or record-filing from the State Council’s department in charge of information industry or the telecom administrative authority at the provincial level, file an application with the provincial FDA, and shall be subject to the examination and approval thereof for obtaining the qualifications for providing Internet drug information services. The validity term for a Qualification Certificate for Internet Drug Information Services is five years and may be renewed at least six months prior to its expiration date upon a re-examination by the relevant authority. Pursuant to the Measures Regarding the Administration of Drug Information Service over the Internet, the Internet drug information services are classified into two categories, namely, profit-making services and non-profit- making services. Profit-making services refers to that of providing Internet users with drug information in return for service fees whilst non-profit-making services refers to that of providing Internet users with drug information which is shared and accessible by the public through the Internet free of charge. Furthermore, the information relating to drugs shall be accurate and scientific in nature, and its provision shall comply with the relevant laws and regulations. No product information of stupefacient, psychotropic drugs, medicinal toxic drugs, radiopharmaceutical, detoxification drugs and pharmaceutics made by medical institutes shall be distributed on the website. In addition, advertisements relating to drugs (including medical devices) shall be approved by the NMPA or its competent branches, and shall specify the approval document number.

Regulations relating to Medical Devices Operation

The Measures on the Supervision and Administration of the Business Operations of Medical Devices or the Measures on Medical Devices, which was promulgated by CFDA on July 30, 2014 and last amended on March 10, 2022, applies to any business activities of medical devices as well as the supervision and administration thereof conducted within the territory of the PRC. Pursuant to the Measures on Medical Devices, NMPA shall be responsible for the supervision and administration of nationwide business operations concerning medical devices. Medical devices are divided into three classes depending on the degree of risks of medical devices. Entities engaged in distribution of Class III medical devices shall obtain a medical device operating license and entities engaged in distribution of Class II medical devices shall complete filings with the competent local FDA, while entities engaged in distribution of medical devices of Class I are not required to conduct any filing or obtain any license. In addition, in accordance with Regulations on Supervision and Administration of Medical Devices, promulgated by the State Council on January 4, 2000 and amended on March 7, 2014, May 4, 2017, June 1, 2021 and December 6, 2024 respectively, Class II and Class III medical devices shall be registered with the NMPA or its local branches, while Class I medical devices shall be filed with the food and drug administrator of the city with districts at its locality. In the event that the business operator in distribution of Class III medical devices without a medical device operating license or the business operator in distribution of Class II or Class III medical devices that are not registered with the NMPA or its local branches, the business operator may be imposed fine or be shut down by the authorities.

Regulations relating to Online Sales of Medical Device

On December 20, 2017, the CFDA promulgated the Administration and Supervision Measures of Online Sales of Medical Devices or the Online Medical Devices Sales Measures, which became effective on March 1, 2018. According to the Online Medical Devices Sales Measures, enterprises engaged in online sales of medical devices must be medical device manufacture and operation enterprises with medical devices production licenses or operation licenses or being filed for record in accordance with laws and regulations, unless such licenses or record-filing is not required by laws and regulations. Pursuant to the Online Medical Devices Sales Measures, the enterprises engaging in online sales of medical devices through its own website, and the third-party platform for provision of online medical devices transaction services shall obtain an Internet Drug Information Services Qualification License. Either enterprises engaging in online sales of medical devices or enterprises to provide a third-party platform for provision of medical devices online transaction services shall take technical measures to ensure the data and materials of medical devices online sales are authentic, completed and retrospective, for example the records of sale information of medical devices shall be kept for two years after the valid period of the medical devices, and for no less than five years in case of no valid period, or be kept permanently in case of implanted medical devices. For the enterprises engaging in online sales of medical devices, such enterprises shall display its medical device production and operation license or record-filing certificate on visible place of its homepage, and the information of the medical devices published on the website shall be consistent with the related contents registered or filed for record; in addition, the business scope shall not exceed the scope of its production and operation license or the scope filed for record. For the enterprises to provide a third-party platform for provision of medical devices online transaction services, such enterprises shall be filed for record with the local provincial NMPA, and shall verify the materials submitted by any enterprise applying for entering the platform.

Regulations relating to Internet Security

Internet information in China is regulated and restricted from a national security standpoint. The SCNPC, has enacted the Decisions on Maintaining Internet Security on December 28, 2000, amended on August 27, 2009, which may subject violators to criminal punishment in China for any effort to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights, etc. The Ministry of Public Security of the PRC has promulgated the Administration Measures on the Security Protection of Computer Information Network with International Connections on December 16, 1997 and the State Council of the PRC has amended it on January 8, 2011 to prohibit use of the Internet in ways which, among other things, result in a leakage of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the Ministry of Public Security and the local security bureaus may, when necessary, suggest the issuing or approving government agency to revoke its operating license and shut down its websites.

On November 7, 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which was amended on October 28, 2025 and took effect on January 1, 2026. The Cyber Security Law requires network operators to comply with laws and regulations and fulfil their obligations to safeguard security of the network when conducting business and providing services. The Cyber Security Law further requires network operators to take all necessary measures in accordance with applicable laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to cyber security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

On December 28, 2021, the CAC, NDRC, MIIT and other ten PRC regulatory authorities jointly issued the Cybersecurity Review Measures, effective on February 15, 2022.The Cybersecurity Review Measures require that, (i) any procurement of network products and services by critical information infrastructure operators, which affects or may affect national security, or (ii) any data processing activities by network platform operators, which affects or may affect national security, including that any network platform operators which has personal information of more than one million users and is going to be listed abroad, shall be subject to cybersecurity review. Since the measures were recently promulgated, there exists uncertainties with respect to their interpretation and implementation.

On August 8, 2022, the National Health Commission, the National Administration of Traditional Chinese Medicine, and the National Bureau of Disease Control and Prevention promulgated the Administrative Measures for the Cybersecurity of Medical and Healthcare Institution, or the measures, which became effective on the same day. The measures require all the medical and health institutions to set up data life-cycle management systems and user participation-based cybersecurity management systems, including but not limited to strengthening system construction, implementing daily network maintenance and monitoring, conducting annual self-inspection and rectification, and classifying and grading data assets. Where personal information and data are leaked or major cybersecurity incidents occur in violation of the measures, the case shall be handled in accordance with the Cybersecurity Law, the Cryptography Law, Promotion Law on Basic Medical and Healthcare, the Personal Information Protection Law, the Regulations for the Security Protection of Critical Information Infrastructure, cybersecurity classified protection system and other laws and regulations.

Regulations relating to Personal Information or Data Protection

In December 2011, the Ministry of Industry and Information Technology or the MIIT issued Several Provisions on Regulating the Market Order of Internet Information Services, which provides that an internet information service provider may not collect any user’s personal information or provide any such information to third parties without such user’s consent. Pursuant to the Several Provisions on Regulating the Market Order of Internet Information Services, internet information service providers are required to, among others, (i) expressly inform the users of the method, content and purpose of the collection and processing of such users’ personal information and may only collect such information necessary for the provision of its services; and (ii) properly maintain the users’ personal information, and in case of any leak or possible leak of a user’s personal information, online information service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the SCNPC in December 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in July 2013, any collection and use of any user personal information must be subject to the consent of the user, and abide to the applicable law, rationality and necessity of the business and fall within the specified purposes, methods and scopes in the applicable laws.

In addition, pursuant to the Cyber Security Law, the “personal information” refers to all kinds of information recorded by electronic or otherwise that can be used to independently identify or be combined with other information to identify individuals’ personal information including but not limited to: individuals’ names, dates of birth, ID numbers, biologically identified personal information, addresses and telephone numbers, etc. The Cyber Security Law also provides that: (i) to collect and use personal information, network operators shall follow the principles of legitimacy, rightfulness and necessity, disclose rules of data collection and use, clearly express the purposes, means and scope of collecting and using the information, and obtain the consent of the persons whose data is gathered; (ii) network operators shall neither gather personal information unrelated to the services they provide, nor gather or use personal information in violation of the provisions of laws and administrative regulations or the scopes of consent given by the persons whose data is gathered; and shall dispose of personal information they have saved in accordance with the provisions of laws and administrative regulations and agreements reached with users; (iii) network operators shall not divulge, tamper with or damage the personal information they have collected, and shall not provide the personal information to others without the consent of the persons whose data is collected. However, if the information has been processed and cannot be recovered and thus it is impossible to match such information with specific persons, such circumstance is an exception. Furthermore, under the Cyber Security Law, network operators of key information infrastructure generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC. On August 22, 2019, the Cyberspace Administration of China or the CAC issued the Provisions on the Cyber Protection of Children’s Personal Information, which became effective on October 1, 2019 and apply to the collection, storage, use, transfer and disclosure of the personal information of the minors under the age of 14, or the Children, via the Internet.

Pursuant to the Ninth Amendment to the Criminal Law, issued by the SCNPC in August 2015, which became effective in November 2015, any Internet service provider that fails to fulfill its obligations related to Internet information security administration as required under applicable laws and refuses to rectify upon orders shall be subject to criminal penalty. In addition, Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Personal Information, issued on May 8, 2017 and effective as of June 1, 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. In addition, on May 28, 2020, the National People’s Congress adopted the Civil Code of the PRC or the Civil Code, which has come into effect on January 1, 2021. Pursuant to the Civil Code, the personal information of a natural person shall be protected by the law. Any organization or individual shall legally obtain such personal information of others when necessary and ensure the safety of such information, and shall not illegally collect, use, process or transmit personal information of others, or illegally purchase or sell, provide or make public personal information of others.

Pursuant to the Regulations for Medical Institutions on Medical Records Management released on November 20, 2013, and effective from January 1, 2014, the medical institutions and medical practitioners shall strictly protect the privacy information of patients, and any leakage of patients’ medical records for non-medical, non-teaching or non-research purposes is prohibited. The NHFPC released the Measures for Administration of Population Health Information (for Trial Implementation) on May 5, 2014, which refers the medical health service information as the population healthcare information, and emphasizes that such information cannot be stored in offshore servers, and the offshore servers shall not be hosted or leased. Pursuant to the Management Measures of Standards, Safety and Service of National Health and Medical Big Data (for Trial Implementation), promulgated by the NHC on July 12, 2018, the medical institutions should establish relevant safety management systems, operation instructions and technical specifications to safeguard the safety of healthcare big data generated in the process of health management service or prevention and cure service of diseases. And it also stipulates that such healthcare big data should be stored in onshore servers and shall not be provided overseas without safety assessment.

On June 10, 2021, the SCNPC promulgated the PRC Data Security Law, which took effect on September 1, 2021. The Data Security Law sets forth the data security protection obligations for entities and individuals handling personal data, including that no entity or individual may acquire such data by stealing or other illegal means, and the collection and use of such data should not exceed the necessary limits.

In August 2021, the SCNPC enacted the Personal Information Protection Law, which took effect on November 1, 2021. The Personal Information Protection Law integrates provisions from several rules with respect to personal information rights and privacy protection. According to the Personal Information Protection Law, personal information refers to information related to identified or identifiable natural persons which is recorded by electronic or other means (excluding the anonymized information). The Personal Information Protection Law provides the circumstances under which a personal information processor could process personal information, such as where the consent of the individual concerned is obtained and where it is necessary for the conclusion or performance of a contract to which such individual is a party to such contract. It also stipulates certain specific provisions with respect to the obligations of a personal information processor. In addition, it imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, has complicated business activities, including formulating of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly.

On July 7, 2022, the CAC promulgated Measures for the Security Assessment of Outbound Data Transfers, effective on September 1, 2022, provides that a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances:(i) where a data processor provides critical data to offshore entities and individuals; (ii) where a critical information infrastructure operator or a data processor which processes personal information of more than one million individuals provides personal information to offshore entities and individuals; (iii) where a data processor has provided personal information in the aggregate of more than 100,000 individuals or sensitive personal information of more than 10,000 individuals in total to offshore entities and individuals since January 1 of the previous year; or (iv) other circumstances prescribed by the CAC for which application for security assessment for cross-border transfer of data is required.

On February 22, 2023, the CAC promulgated the Measures for the Standard Contract for Outbound Transfer of Personal Information, effective on June 1, 2023 and amended on March 22, 2024 provides the basic principles and requirements on the outbound transfer of personal information outside the PRC under the standard contract provided by the CAC. Pursuant to the Measures for the Standard Contract for Outbound Transfer of Personal Information, any personal information handler transferring personal information abroad by entering into the standard contract shall meet all of the following conditions and conduct a personal information protection impact assessment: (i) it is not a critical information infrastructure operator; (ii) it processes the personal information of less than 1 million individuals; (iii) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (iv) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. The Measures also provides that the personal information handler shall not carry out the outbound transfer until the standard contract enters into force, and shall file a record with the cyberspace authority at the provincial level within 10 working days from the effective date of the standard contract executed.

On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flow, or the Provisions, which takes effect on the same day. According to the Provisions, a data processor is required to apply for security assessment for cross-border data transfer in any of the following circumstances: (i) where a critical information infrastructure operator provides personal information or critical data to offshore entities and individuals; (ii) where any data processor other than a critical information infrastructure operator provides critical data to offshore entities and individuals, or provides personal information (excluding sensitive personal information) of not less than one million individuals or sensitive personal information of not less than 10,000 individuals in aggregate to offshore entities and individuals since January 1 of the current year. The Provisions also provides certain exceptions where a data processor is not required to apply for security assessment for cross-border data transfer, conclude standard contract for cross-border transfer of personal information or pass authentication for personal information protection. In case of any discrepancy between the Provisions and the relevant provisions such as Measures for the Security Assessment of Outbound Data Transfer promulgated on July 7, 2022 and the Measures for the Standard Contract for Outbound Transfer of Personal Information promulgated on February 22, 2023, the Provisions shall prevail.

On September 24, 2024, the State Counsil issued the Regulations on the Network Internet Data Administration, which came into effective on January 1, 2025. The Regulations on the Network Internet Data Administration builds on the foundations set by the Personal Information Protection Law, the Data Security Law, and the Cybersecurity Law, and establish a comprehensive set of regulations to implement the protection of personal information and “important data” protection provisions set out in those laws.

Regulations relating to Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Catalog of Industries for Encouraging Foreign Investment or the Encouraging Catalog, and the Special Management Measures (Negative List) for the Access of Foreign Investment or the Negative List, which were promulgated and are amended from time to time by the Ministry of Commerce of the PRC or the MOFCOM and the NDRC. The Encouraging Catalog and the Negative List lay out the basic framework for foreign investment in the PRC, classifying businesses into three categories with regard to foreign investment: “encouraged,” “restricted” and “prohibited.” Industries not listed in the Encouraging Catalog and the Negative List are generally deemed as falling into a fourth category “permitted.” The NDRC and MOFCOM promulgated the Catalog of Industries for Encouraging Foreign Investment (2025 Version), and the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version) or the 2024 Negative List, on September 6, 2024, to replace the previous encouraging catalog and negative list thereunder. According to the 2024 Negative List, the value-added telecommunications services (excluding e-commerce business, domestic multi-party communications, store-and-forward and call centers) fall into the “restricted” category.

On March 15, 2019, the NPC, promulgated the Foreign Investment Law of the PRC, which has come into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in the PRC, namely, the PRC Equity Joint Venture Law, the Wholly Foreign-Owned Enterprise Law and the PRC Cooperative Joint Venture Law. Its implementation of regulations promulgated by the State Council in December 2019 also came into effect on January 1, 2020. The Foreign Investment Law, by means of legislation, establishes the basic framework for the access, promotion, protection and administration of foreign investment in view of investment protection and fair competition.

According to the Foreign Investment Law, foreign investment shall enjoy pre-entry national treatment, except for those foreign invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list.” The Foreign Investment Law provides that foreign invested entities operating in foreign “restricted” or “prohibited” industries will require entry clearance and other approvals. The Foreign Investment Law does not comment on the concept of “de facto control” or contractual arrangements with VIE, however, it has a catch-all provision under definition of “foreign investment” to include investments made by foreign investors in China through means stipulated by laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions to provide for contractual arrangements as a form of foreign investment. In addition, a foreign investment information reporting system shall be established and foreign investors or foreign-funded enterprises shall submit the investment information to competent departments for commerce through the enterprise registration system and the enterprise credit information publicity system. Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the PRC Equity Joint Venture Law, the Wholly Foreign-Owned Enterprise Law and the PRC Cooperative Joint Venture Law may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law, which means that foreign invested enterprises may be required to adjust the structure and corporate governance in accordance with the current PRC Company Law and other laws and regulations governing the corporate governance.

On December 26, 2019, the State Council promulgated the Implementation Rules to the PRC Foreign Investment Law, which became effective on January 1, 2020. The implementation rules further clarified that the state encourages and promotes foreign investment, protects the lawful rights and interests of foreign investors, regulates foreign investment administration, continues to optimize foreign investment environment, and advances a higher-level opening.

Regulations relating to Value-added Telecommunication Services

License for Value-added Telecommunications Services

The Telecommunications Regulations of the PRC or the Telecommunications Regulations, promulgated by the State Council on September 25, 2000 and amended on July 29, 2014 and February 6, 2016, provide a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations categorize telecommunications services into basic telecommunications services and value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations, which was promulgated by the MIIT on December 28, 2015 and amended on June 6, 2019, the Internet information services and the online data processing and transaction processing services fall within the value-added telecommunications services.

The Administrative Measures on Telecommunications Business Operating Licenses, which was promulgated by the MIIT on March 1, 2009 and amended on July 3, 2017, sets forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining such licenses and the administration and supervision of such licenses. The Internet Measures, promulgated by the State Council on September 25, 2000 and amended on January 8, 2011 and December 6, 2024, requires that a commercial operator of Internet content provision services must obtain a value-added telecommunications business operating license for the provision of Internet information services from the appropriate telecommunications authorities.

Foreign Investment in Valued-Added Telecommunications Business

Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008, February 6, 2016 and March 29, 2022. The Regulations for the Administration of Foreign-Invested Telecommunications Enterprises requires foreign-invested value-added telecommunications enterprises in China to be established as sino-foreign equity joint ventures, which the foreign investors may acquire up to 50% of the equity interests of such enterprise. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprise operating the value-added telecommunications business in China must demonstrate a good track record and experience in operating a value-added telecommunications business. In July 2006, the MII (currently known as the MIIT) released the Notice on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business or the MII Notice, pursuant to which, domestic telecommunications enterprises are prohibited to rent, transfer or sell a telecommunications business operation license to foreign investors in any form, or provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MII Notice, the Internet domain names and registered trademarks used by a foreign-invested value-added telecommunication service operator shall be legally owned by that operator (or its shareholders).

Regulations Relating to Online Trading

In January 2014, the State Administration for Industry & Commerce or the SAIC (currently known as the State Administration for Market Regulation, or the SAMR) promulgated the Administrative Measures for Online Trading, which became effective in March 2014 and superseded by the Measures for the Supervision and Administration of Online Trading, or Online Trading Measures, effective on May 1, 2021 and lastly amended on May 1, 2025. The Online Trading Measures regulates all operating activities for products sale and services provision via the internet (including mobile internet). It stipulates the obligations of online products operators and services providers and certain special requirements applicable to third-party platform operators. The MOFCOM promulgated the Provisions on the Procedures for Formulating Transaction Rules of Third Party Online Retail Platforms (for Trial Implementation) in December 2014, which became effective in April 2015, to guide and regulate the formulation, revision and enforcement of transaction rules by online retail third-party platforms operators. These measures impose more stringent requirements and obligations on third-party platform operators. For example, online business operators are required to issue invoices to consumers for online products and services. Consumers are generally entitled to return products purchased from online business operators within seven days upon receipt, without giving any reason. Online business operators and third-party online marketplace operators are prohibited from collecting any information on consumers and business operators, or disclosing, selling or providing any such information to any third party, or sending commercial electronic messages to consumers, without their consent. Fictitious transactions, deletion of adverse comments and technical attacks on competitors’ websites are prohibited as well. In addition, third-party online marketplace operators are required to examine and verify the identifications of the online business operators and set up and keep relevant records for at least two years. Moreover, any third-party online marketplace operator that simultaneously engages in online trading for products and services should clearly distinguish itself from other online business operators on the marketplace platform.

The relevant governmental authorities have issued a number of guidelines and implementing rules aimed at adding greater specificity to these regulations and continues to consider and issue guidelines and implementing rules in this industry. For example, the Ministry of Finance of the PRC or the MOF, General Administration of Customs and the State Taxation Administration of the PRC or SAT issued the Circular on Tax Policies for Cross-Border E-commerce Retail Imports in March 2016. Pursuant to this circular, goods imported through the cross-border e-commerce retail are subject to tariff, import value-added tax, or VAT, and consumption tax based on the types of goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxpayers, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes.

In August 2018, the SCNPC promulgated the E-Commerce Law of the PRC, effective on January 1, 2019, which aims to regulate the e-commerce activities conducted within the territory of the PRC. Pursuant to the E-Commerce Law, an e-commerce platform operator shall (i) collect, verify and register the truthful information submitted by the third-party merchants that apply to sell products or provide services on its platform, including the identities, addresses, contacts and licenses, establish registration archives and update such information on a regular basis; (ii) submit the identification information of the third-party merchants on its platform to market regulatory administrative department as required and remind the third-party merchants to complete the registration with market regulatory administrative department; (iii) submit identification information and tax-related information to tax authorities as required in accordance with the laws and regulations regarding the administration of tax collection and remind the individual third-party merchants to complete the tax registration; (iv) record and retain the information of the products and services and the transaction information for no less than 3 years; (v) display the platform service agreement and the transaction rules or links to such information on the homepage of the platform; (vi) display the noticeable labels regarding the products or services provided by the platform operator itself on its platform, and take liabilities for such products and services; (vii) establish a credit evaluation system, display the credit evaluation rules, provide consumers with accesses to make comments on the products and services provided on its platform, and restrain from deleting such comments; and (viii) establish intellectual property protection rules, and take necessary measures when any intellectual property holder notify the platform operator that his intellectual property rights have been infringed. An e-commerce platform operator shall take joint liabilities with the relevant third-party merchants on its platform and may be subject to orders to make correction within a stipulated period and fines up to RMB2,000,000 where (i) it fails to take necessary measures when it knows or should have known that the products or services provided by the third-party merchants on its platform do not meet the personal or property safety requirements or such third-party merchants’ other acts may infringe on the lawful rights and interests of the consumers; or (ii) it fails to take necessary measures, such as deleting and blocking information, disconnecting, terminating transactions and services, when it knows or should have known that the third-party merchants on its platform infringe any intellectual property rights of any other third party. With respect to products or services affecting the consumers’ life and health, if an e-commerce platform operator fails to verify the third-party merchants’ qualification or fails to fulfill its obligations to safeguard the safety of consumers, which results in damages to the consumers, it shall take corresponding liabilities and may be subject to orders to make correction within a stipulated period and fines up to RMB2,000,000.

Regulations relating to Internet Advertising

The SCNPC released the Advertising Law of the People’s Republic of China on October 27, 1994 and latest amended on April 29, 2021, which provides that the Internet information service providers shall not publish medical, drugs, medical machinery or health food advertisements in disguised form of introduction of healthcare and wellness knowledge.

Pursuant to the Interim Administrative Measures for Censorship of Advertisements for Drugs, Medical Devices, Dietary Supplements and Foods for Special Medical Purpose, which were promulgated by the State Administration for Market Regulation on December 24, 2019, effective on March 1, 2020, an enterprise seeking to advertise its drugs, medical devices, dietary supplement or food for special medical purpose must apply for an advertisement approval number. The validity period of the advertisement approval number concerning a drug, medical device, dietary supplement or food for special medical purpose shall be consistent with that of the registration certificate or record-filing certificate or the production license of the product, whichever is the shortest. Where no validity period is set forth in the registration certificate, record-filing certificate or the production license of the product, the advertisement approval number shall be valid for two years. The content of an approved advertisement may not be altered without prior approval. Where any alteration to the advertisement is needed, a new advertisement approval shall be obtained.

The Administrative Measures for Internet Advertisement, which was promulgated by the State Administration of Market Regulation on February 25, 2023, effective on May 1, 2023, provides that internet advertisement must be identifiable and can make consumers recognize it as an advertisement. For goods or services ranked according to bidding, advertisement publishers shall indicate the word “advertisement” prominently in order to make a clear distinction with the natural search results. No entity and individual may publish any advertisement of prescription pharmaceuticals by means of the internet unless otherwise provided by laws and regulations. No advertisement of any medical treatment, pharmaceuticals, medical devices, pesticides, veterinary medicines, dietary supplements, foods for special medical purpose or other advertisements which are subject to review by advertisement review authorities as required by laws and regulations may be released unless it has passed such review. Internet advertisements which are subject to review shall be released strictly in accordance with the contents which have passed such review, and shall not be edited, spliced or modified. Where the contents of advertisements which have passed review need to be modified, a new application for advertisement review shall be submitted.

Regulations relating to Mobile Internet Applications Information Services

Mobile Internet applications or the APPs, and the Internet application store or the APP Store are especially regulated by the Administrative Provisions on Mobile Internet Applications Information Services, which became effective on August 1, 2016 and lastly amended on June 14, 2022. Such Administrative Provisions on Mobile Internet Applications Information Services regulate the APP information service providers and the APP Store service providers, while the CAC and local offices of cyberspace administration shall be responsible for the supervision and administration of nationwide or local APP information respectively. The APP information service providers shall acquire relevant qualifications required by laws and regulations and implement the information security management responsibilities strictly and fulfill their obligations provided by the Administrative Provisions on Mobile Internet Applications Information Services.

Regulations relating to Food Safety

In accordance with the Food Safety Law of the PRC or the Food Safety Law, promulgated on February 28, 2009 and latest amended on September 12, 2025, and the Implementation Regulations of the Food Safety Law of the PRC, or the Implementation Regulations, issued on July 20, 2009 and latest amended on October 11, 2019 and effective on December 1, 2019, with the purpose of guaranteeing food safety and safe guarding the health and life safety of the public, the PRC sets up a system of the supervision, monitoring and appraisal on the food safety risks, compulsory adoption of food safety standards. To engage in food production, sale or catering services, the business operators shall obtain a license in accordance with the laws and regulations. Furthermore, the State implements strict supervision and administration for special categories of foods such as healthcare food, special formula foods for medical purposes and infant formula.

Administrative Measures for Food Operation Licensing and Filing promulgated by SAMR on June 15, 2023 and effective on December 1, 2023, regulates the food operation licensing activities, strengthens supervision and management of food operation, and ensures food safety. Food operators shall obtain the food operation license for each business venue where they engage in food operation activities. The food operation license is valid for five years.

Regulations relating to Consumer Protection and Product Quality

Consumers Protection

Law of the PRC on the Protection of Rights and Interests of Consumers promulgated by SCNPC, which was latest amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers in China. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to not only administrative penalties, but also civil liabilities such as refunding purchase prices, replacement of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators to criminal penalties. Where the operators of the online trading platforms are unable to provide the real names, addresses and valid contact details of the sellers or service providers, the consumers may also claim damages to the providers of the online trading platforms. Operators of online trading platforms that clearly knew or should have known that sellers or service providers use their platforms to infringe upon the legitimate rights and interests of consumers but fail to take necessary measures must bear joint and several liabilities with the sellers or service providers. Moreover, if business operators deceive consumers, they should not only compensate consumers for their losses, but also pay additional damages equal to three times the price of the goods or services.

Product Quality

The Product Quality Law of the PRC, which was promulgated by SCNPC on February 22, 1993 and amended on July 8, 2000, August 27, 2009 and December 29, 2018 respectively, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Violations of state or industrial standards for health and safety and any other related violations may result in civil liabilities and administrative penalties, such as compensation for damages, fines, suspension or shutdown of business, as well as confiscation of products illegally produced and sold and the proceeds from such sales. Severe violations may subject the responsible individual or enterprise to criminal liabilities. Where a defective product causes physical injury or damage of property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller.

Regulations Relating to Anti-Monopoly in China

The PRC Anti-monopoly Law which took effect on August 1, 2008 and last amended on June 24, 2022, prohibits monopolistic conduct such as entering into monopoly agreements, abuse of dominant market position and concentration of undertakings that have the effect of eliminating or restricting competition.

A business operator with a dominant market position may not abuse its dominant market position to conduct acts such as selling commodities at unfairly high prices or buying commodities at unfairly low prices, selling products at prices below cost without any justifiable cause, and refusing to trade with a trading party without any justifiable cause. Sanctions for the violations of the prohibition on the abuse of dominant market position include an order to cease the relevant activities, confiscation of the illegal gains and fines (from 1% to 10% of sales revenue from the previous year). On June 26, 2019, the SAMR issued the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions, which took effect on September 1, 2019. On March 10, 2023, the Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions was promulgated and took effect on April 15, 2023, and the Interim Provisions on the Prohibitions of Acts of Abuse of Dominant Market Positions was repealed.

In addition, on February 7, 2021, the Anti-Monopoly Guidelines for Platform Economy, which became effective on the same day, aiming at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Anti-Monopoly Guidelines for Platform Economy intend to regulate abuse of a dominant position and other anti-competitive practices by online platform operators and the related merchants and service providers on online platforms, i.e. unfairly locking in exclusive agreements with merchants and targeting specific customers with unreasonable big-data driven tailored pricing through their online behavior to eliminate or limit market competition. As of the date of this annual report, we have not been subject to any regulatory actions or investigations in connection with anti-monopoly. However, as the Anti-Monopoly Guidelines for Platform Economy are newly enacted, there remains uncertainties as to how the Anti-Monopoly Guidelines for Platform Economy will be implemented, and we cannot assure you that the governmental authorities will not take an opposite opinion. Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Platform Economy and other anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.

Regulations relating to Taxation

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC which was latest amended on December 29, 2018, and the State Council enacted the Regulations for the Implementation of the Law on Enterprise Income Tax of the PRC which were latest amended on December 6, 2024 (collectively, the “EIT Law”). According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries or region but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries or region and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC.

Value-Added Tax

Pursuant to the Provisional Regulations of the PRC on Value-Added Tax, which was promulgated by the State Council on December 13, 1993 and latest amended on November 19, 2017, and the Implementation Rules for the Implementation of the Provisional Regulations of the PRC on Value-Added Tax, which was promulgated by the MOF on December 25, 1993 and latest as amended on October 28, 2011, and became effective on November 1, 2011, entities or individuals engaging in sale of goods, provision of processing services, repairs and replacement services or importation of goods within the territory of the PRC shall pay value-added tax or the VAT.

On March 20, 2019, the MOF, the SAT and the General Administration of Customs jointly issued the Announcement on Policies for Deepening the VAT Reform, or Announcement 39, to further slash value-added tax rates. According to the Announcement 39, (i) for general VAT payers’ sales activities or imports that are subject to VAT at an existing applicable rate of 16% or 10%, the applicable VAT rate is adjusted to 13% or 9% respectively; (ii) for the agricultural products purchased by taxpayers to which an existing 10% deduction rate is applicable, the deduction rate is adjusted to 9%; (iii) for the agricultural products purchased by taxpayers for production or commissioned processing, which are subject to VAT at 13%, the input VAT will be calculated at a 10% deduction rate; (iv) for the exportation of goods or labor services that are subject to VAT at 16%, with the applicable export refund at the same rate, the export refund rate is adjusted to 13%; and (v) for the exportation of goods or cross-border taxable activities that are subject to VAT at 10%, with the export refund at the same rate, the export refund rate is adjusted to 9%. The Announcement 39 came into effect on April 1, 2019 and shall prevail in case of any conflict with existing provisions.

On December 25, 2024, the SCNPC promulgated the Value-Added Tax Law of the PRC, or the VAT Law, which will become effective on January 1, 2026, and replace the Provisional Regulations of the PRC on Value-Added Tax.

Dividend Withholding Tax

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise.

Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or Circular 81, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Furthermore, the Administrative Measures for Non-Resident Taxpayer to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective in November 2015, require that non-resident enterprises which satisfy the criteria for entitlement to tax treaty benefits may, at the time of tax declaration or withholding declaration through a withholding agent, enjoy the tax treaty benefits, and be subject to ongoing administration by the tax authorities. In the case where the non-resident enterprises do not apply to the withholding agent to claim the tax treaty benefits, or the materials and the information stated in the relevant reports and statements provided to the withholding agent do not satisfy the criteria for entitlement to tax treaty benefits, the withholding agent should withhold tax pursuant to the provisions of the PRC tax laws. The SAT issued the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, the SAT Circular 35, on October 14, 2019, which became effective on January 1, 2020. The SAT Circular 35 further simplified the procedures for enjoying treaty benefits and replaced the SAT Circular 60. According to the SAT Circular 35, no approvals from the tax authorities are required for a non-resident taxpayer to enjoy treaty benefits, where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, but it shall gather and retain the relevant materials as required for future inspection, and accept follow-up administration by the tax authorities. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. According to the Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, or Circular 9, which was issued on February 3, 2018 by the SAT, effective as of April 1, 2018, when determining the applicant’s status of the “beneficial owner” regarding tax treatments in connection with dividends, interests or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of its income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and it will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status of the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to SAT Circular 60.

Regulations relating to Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright. Copyright in the PRC is principally protected under the Copyright Law of the PRC and its implementation rules. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC and related rules and regulations, shall constitute infringements of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, eliminate impacts, publicly apologize, and pay damages, etc. In addition, the Regulations on the Protection of Rights to Information Network Communication promulgated by the State Council on May 18, 2006 as amended in 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.

Patent. The Patent Law of the PRC provides for three types of patents, “invention,” “utility model” and “design.” To be patentable, invention or utility models must meet three criteria: novelty, inventiveness and practicability. The National Intellectual Property Administration is responsible for examining and approving patent applications.

Trademark. The Trademark Law of the PRC and its implementation rules protect registered trademarks. The Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration.

Domain Name. Domain names are protected under the Administrative Measures on the Internet Domain Names promulgated by the MIIT. The MIIT is responsible for supervising and administering nationwide domain name services, under supervision of which the China Internet Network Information Center is responsible for the routine administration of the “.CN” and the. “中国” domain names. In principle, domain name registration services are subject to the rule of “first come, first served.” In November 2017, the MIIT promulgated the Notice of the Ministry of Industry and Information Technology on Regulating the Use of Domain Names in Providing Internet-based Information Services, which became effective on January 1, 2018. Pursuant to the notice, the domain name used by an internet-based information service provider in providing internet-based information services must be registered and owned by such provider in accordance with the law. If the internet-based information service provider is an entity, the domain name registrant must be the entity (or any of the entity’s shareholders), or the entity’s principal or senior manager.

Regulations relating to Foreign Exchange

The principal regulation governing foreign currency exchange in China is the Foreign Exchange Administration Regulations of the PRC which was promulgated by the State Council on January 29, 1996 and was latest amended on August 5, 2008. Pursuant to this regulation and other PRC rules and regulations on currency conversion, Renminbi is freely convertible for payments of current account items, such as trade and service-related foreign exchange transactions and dividend payments, but not freely convertible for capital account items, such as direct investment, loan or investment in securities outside China unless prior approval of the State Administration of Foreign Exchange or the SAFE, or its local counterpart is obtained.

On March 30, 2015, SAFE promulgated the Circular on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise or the Circular 19. According to Circular 19, the foreign exchange capital of foreign-invested enterprises shall be subject to the Discretionary Foreign Exchange Settlement, which means that the foreign exchange capital in the capital account of a foreign-invested enterprise for which the rights and interests of monetary contribution have been confirmed by the local foreign exchange bureau (or the book-entry registration of monetary contribution by the banks) can be settled at the banks based on the actual operational needs of the foreign-invested enterprise, and if a foreign-invested enterprise needs to make further payment from such account, it still needs to provide supporting documents and proceed with the review process with the banks. Furthermore, Circular 19 stipulates that the use of capital by foreign-invested enterprises shall follow the principles of authenticity and self-use within the business scope of enterprises. The capital of a foreign-invested enterprise and capital in Renminbi obtained by the foreign-invested enterprise from foreign exchange settlement shall not be used for the following purposes: (i) directly or indirectly used for payments beyond the business scope of the enterprises or payments as prohibited by relevant laws and regulations; (ii) directly or indirectly used for investment in securities unless otherwise provided by the relevant laws and regulations; (iii) directly or indirectly used for granting entrust loans in Renminbi (unless permitted by the scope of business), repaying inter- enterprise borrowings (including advances by the third-party) or repaying the bank loans in Renminbi that have been sub-lent to third parties; or (iv) directly or indirectly used for expenses related to the purchase of real estate that is not for self-use (except for the foreign-invested real estate enterprises).

The Circular of Further Simplifying and Improving the Direct Investment-related Foreign Exchange Administration Policies or SAFE Circular 13, which became effective on June 1, 2015 and was amended on December 30, 2019, according to which, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration. SAFE Circular 13 cancels the administrative approvals of foreign exchange registration of direct domestic investment and direct overseas investment and simplifies the procedure of foreign exchange-related registration. Pursuant to SAFE Circular 13, investors should register with banks for direct domestic investment and direct overseas investment.

The Circular on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or the Circular 16, was promulgated by SAFE on June 9, 2016 and most recently amended on December 4, 2023. Pursuant to Circular 16, enterprises registered in the PRC may also convert their foreign debts from foreign currency to Renminbi on a self-discretionary basis. Circular 16 reiterates the principle that Renminbi converted from foreign currency-denominated capital of a company may not be directly or indirectly used for purposes beyond its business scope or prohibited by PRC Laws, while such converted Renminbi shall not be provided as loans to its non-affiliated entities.

On January 26, 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including: (i) banks should check board resolutions regarding profit distribution, the original version of tax filing records, and audited financial statements pursuant to the principle of genuine transactions; and (ii) domestic entities should hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to this circular, domestic entities should make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts, and other proof when completing the registration procedures in connection with an outbound investment.

On October 23, 2019, the SAFE promulgated the Notice for Further Advancing the Facilitation of Cross-border Trade and Investment, which was replaced by the Circular on Further Deepening Reform and Promoting Facilitation of Cross-border Trade and Investment on December 4, 2023, or the Circular 28. The Circular 28 allows all FIEs to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

According to the Circular of SAFE on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business or the SAFE Circular 8 promulgated and effective on April 10, 2020 by the SAFE, the reform of facilitating the payments of incomes under the capital accounts shall be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt and overseas listing, etc., for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Regulations relating to Dividend Distribution

The principal regulations governing distribution of dividends of FIEs include the PRC Foreign Investment Law, the Implementation Rules of the PRC Foreign Investment Law, and the Company Law which was issued on December 29, 1993 and most recently amended on December 29, 2023.

Under these laws and regulations, WFOEs in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, WFOEs in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations relating to Labor

The Labor Contract Law of the PRC as promulgated by the SCNPC on June 29, 2007 and amended on December 28, 2012 and effective as from July 1, 2013, and its implementation rules provide requirements concerning employment contracts between an employer and its employees. According to the Labor Contract Law, a written employment contract shall be concluded for the establishment of employment relationship. Where an employer fails to conclude a written employment contract with an employee within the period of more than one month but less than one year from the date of commencement of work, the employer shall pay the employee double wages each month, and if such period exceeds one year, the employer and the employee are deemed to have entered into an employment contract with unfixed term. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision with an employee in an employment contract or non-competition agreement, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or ending of the employment contract. Employers in most cases are also required to provide a severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located. According to the Social Insurance Law of the PRC which was promulgated by the SCNPC on October 28, 2010 and became effective on July 1, 2011 and as amended on December 29, 2018, an employer that fails to make social insurance contributions may be ordered to pay the required contributions within a stipulated time limit and be subject to a late fee. If the employer still fails to rectify the failure to make social insurance contributions within the stipulated deadline, it may be subject to a fine ranging from one to three times the amount overdue. According to the Regulations on Management of Housing Provident Fund which was promulgated by the State Council on April 3, 1999 and became effective on April 3, 1999 and as latest amended on March 24, 2019, an enterprise that fails to make housing provident fund contributions may be ordered to rectify the noncompliance and pay the required contributions within a stipulated time limit; otherwise, an application may be made to a local court for compulsory enforcement.

Regulations relating to Leasing

Pursuant to the Law on Administration of Urban Real Estate of the PRC, when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing such provisions as the leasing term, use of the premises, price of the lease, repair liabilities, and other rights and obligations of both parties. Both lessor and lessee are also required to register the lease with the real estate administration department for the record. If the lessor and lessee fail to go through the registration procedures, both lessor and lessee may be subject to fines pursuant to the Administrative Measures on Leasing of Commodity Housing.

According to the Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where the lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease contract if the lessee subleases the premises without the consent of the lessor. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will still remain valid.

Pursuant to the Civil Code, where the mortgaged property has been leased and assigned for possession prior to the establishment of the mortgage, the original leasehold relation shall not be affected by such mortgage.

Regulations relating to M&A Rules and Overseas Listings

Six PRC regulatory agencies, including the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was last amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests in a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in China, and purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, and establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of Chinese domestic companies and controlled by Chinese companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the Foreign Investment Law has partly replaced the M&A Rules in terms of its rules on equity or assets acquisition of a non-related domestic company by a foreign investor. The equity and assets acquisition of a related domestic company by a foreign investor shall still be subject to the M&A Rules.

On July 6, 2021, General Office the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the supervision over overseas listings by China-based companies and proposed to take effective measures, such us promoting the establishment of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. We cannot assure you that these opinions and any related implementing rules to be promulgated in the future will not impose additional requirements on us.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Enterprises, or the Trial Measures, which became effective on March 31, 2023. On the same date, the CSRC circulated Supporting Guidance Rules No. 1 through No. 5, Notes on the Trial Measures, Notice on Administration Arrangements for the Filing of Overseas Listings by Domestic Enterprises and relevant CSRC Answers to Reporter Questions, or collectively, the Guidance Rules and Notice, on CSRC’s official website. Under the Trial Measures and the Guidance Rules and Notice, domestic enterprises conducting overseas securities offering and listing, either directly or indirectly, shall complete filings with the CSRC pursuant to the Trial Measures’ requirements within three working days following the submission of an application for initial public offering or listing. Starting from March 31, 2023, enterprises that have been listed overseas or satisfy all of the following conditions shall be deemed as “Grandfathered Issuers” and are not required to complete the overseas listing filing immediately, but shall complete filings as required if they conduct refinancing or are involved in other circumstances that require filing with the CSRC: (i) the application for indirect overseas offering or listing shall have been approved by the relevant overseas regulatory authority or stock exchange prior to March 31, 2023 (as the SEC does not approve or disapprove of an offering, this requirement is interpreted to be the SEC’s declaration of the registration statement to be effective with respect to this offering), (ii) the enterprise is not required to reapply for the approval of the relevant overseas regulatory authority or stock exchange, and (iii) such overseas securities offering or listing shall be completed before September 30, 2023. Starting from March 31, 2023, domestic enterprises that have submitted valid applications for overseas offerings and listing but have not obtained the approval from relevant overseas regulatory authority or overseas stock exchange shall complete filings with the CSRC prior to their overseas offering and listings.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, promulgated the revised Provisions on Strengthening Confidentiality and Archives Management of Overseas Securities Issuance and Listing by Domestic Enterprises, or the Confidentiality and Archives Management Provisions, and upon becoming effective on March 31, 2023, such provisions will supersede the currently effective Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing. According to the Confidentiality and Archives Management Provisions, domestic companies, whether offering and listing securities overseas directly or indirectly, shall strictly abide by the applicable laws and regulations, enhance the sense of confidentiality, improve the archives management system, and take necessary measures to implement the confidentiality and archives management responsibilities when providing or publicly disclosing, either directly or through their overseas listed entities, documents and materials to securities services providers such as securities companies and accounting firms or overseas regulators in the process of their overseas offering and listing. In the event that such documents or materials contain any information related to state secrets or government authorities work secrets, domestic companies shall obtain the approval from competent governmental authorities according to the applicable laws, and file with the secrecy administrative department at the same level with the approving governmental authority; and in the event that such documents or materials, if divulged, will jeopardize national security or public interest, domestic companies shall strictly fulfill relevant procedures stipulated by applicable laws and regulations. Furthermore, domestic companies shall also provide a written statement about whether they have completed the approval or filing procedures as above when providing documents and materials to securities companies and securities service providers, and the securities companies and securities service providers shall properly retain such written statements for inspection.

4.C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries as of the date of this annual report.

POMDOCTOR LIMITED
(Cayman Islands)
100%
POMEGRANATE CLOUD MEDICAL LIMITED
(Hong Kong)
Offshore
Onshore PRC
100%
Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd.
Guangzhou Qilekang Digital Health Medical Technology Co., Ltd. (VIE)
100%
100%
80%
100%
Guangzhou Qilekang Modern Pharmaceutical Logistics Co., Ltd.
Hangzhou Qilekang Pharmaceutical Co., Ltd.
Nanjing Qilekang Pharmaceutical Co., Ltd.
Guangzhou Qilekang Cloud Technology Co., Ltd.
Equity Interest
Contractual Arrangements

Contractual Arrangements with The VIE and Its Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain other businesses. POMDOCTOR LIMITED is an exempted company with limited liability established in the Cayman Islands. Guangzhou WFOE is a PRC subsidiary and a foreign-invested enterprise under the PRC law. To comply with PRC laws and regulations, we conduct certain of our businesses in China through Qilekang Digital Health, the VIE, based on a series of Contractual Arrangements by and among Guangzhou WFOE, the VIE, and its shareholders (except for Zhongke Baiyun and General Technology).

Our Contractual Arrangements with the VIE and its shareholders (except for Zhongke Baiyun and General Technology) allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by the PRC law.

Zhongke Baiyun, which holds 2.87% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements.

In October 2023, we terminated the contractual arrangements with General Technology. General Technology, which holds 2.27% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not re-enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements.

As a result of our direct ownership in Guangzhou WFOE and the Contractual Arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as our consolidated entities under U.S. GAAP, but the VIE is not our majority owned subsidiary. We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective Contractual Arrangements by and among Guangzhou WFOE, the VIE, and its respective shareholders (except for Zhongke Baiyun and General Technology).

Agreements that provide us with effective control over the VIE

Power of Attorneys. Pursuant to each of the Power of Attorneys dated August 10, 2021 and October 24, 2023 by and among Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) irrevocably authorized Guangzhou WFOE to act on their respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in Qilekang Digital Health, including but not limited to right to convene and attend shareholders’ meetings, the right to vote and all other rights as shareholders under the articles of association of Qilekang Digital Health and under the laws of China. Without the prior written consent of Guangzhou WFOE, the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have no right to increase, decrease, transfer, pledge, or by any other manner to dispose of or change all or a portion of the equity interest held by such shareholders. The Power of Attorneys shall be irrevocable and remain effective as long as such shareholders remain as Qilekang Digital Health’s shareholders.

Equity Interest Pledge Agreements. Pursuant to each of the Equity Interest Pledge Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have agreed to pledge 94.86% of equity interests in Qilekang Digital Health to Guangzhou WFOE to guarantee the performance by such shareholders of their obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement, as well as the performance by Qilekang Digital Health of its obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement. In the event of a breach by Qilekang Digital Health or any shareholder of contractual obligations under the Equity Interest Pledge Agreements, Guangzhou WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Qilekang Digital Health and will have priority in receiving the proceeds from such disposal. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) also have undertaken that, without prior written consent of Guangzhou WFOE, they will not dispose of, place, or permit any encumbrance on the pledged equity interests.

We have completed the registration of the equity interest pledge contemplated under the Equity Interest Pledge Agreements relating to Qilekang Digital Health, with the competent office of the SAMR in accordance with the PRC Civil Code, as of the date of this annual report.

Agreements that allow us to receive economic benefits from the VIE

Exclusive Business Cooperation Agreement. Pursuant to an Exclusive Business Cooperation Agreement dated August 10, 2021 by and between Guangzhou WFOE and Qilekang Digital Health, Guangzhou WFOE has the exclusive right to provide or designate any third party to provide comprehensive technical support, consulting services and other related services to Qilekang Digital Health. In exchange, Qilekang Digital Health agrees to pay an agreed service fees to Guangzhou WFOE on annual basis or at any other agreed time. Without the prior written consent of Guangzhou WFOE, Qilekang Digital Health cannot accept same or similar services provided by, or establish same or similar cooperation relationship with, any third party. This Exclusive Business Cooperation Agreement will remain effective for 30 years unless earlier terminated in accordance with provisions of this agreement or other agreements separately executed between Guangzhou WFOE and Qilekang Digital Health, and will automatically be extended for another 30 years unless agreed by Guangzhou WFOE on this agreement’s termination upon expiration of its term.

Agreement that provides us with the option to purchase the equity interests in and assets of the VIE

Exclusive Option Agreements. Pursuant to each of the Exclusive Option Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), such shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have irrevocably granted Guangzhou WFOE or its designated person, to the extent permitted by PRC laws, an exclusive option to purchase all or part of their equity interests in Qilekang Digital Health. Guangzhou WFOE or its designated person may exercise such option to purchase all of equity interests at the price based on registered capital contributed by the shareholders (except for Zhongke Baiyun and General Technology) or the price as agreed in a separate equity transfer agreement. Qilekang Digital Health has undertaken that, without Guangzhou WFOE’s prior written consent, it will not, among other things, (i) change its registered capital, (ii) merge with any other entity, (iii) sell, transfer, mortgage, or dispose of its material assets, or (iv) amend its articles of association. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have undertaken that, without Guangzhou WFOE’s prior written consent, they will not sell, transfer, mortgage or dispose of equity interest in Qilekang Digital Health. The Exclusive Option Agreements will remain effective until all equity interest held by the shareholders of Qilekang Digital Health in Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have been transferred or assigned to Guangzhou WFOE or any other person designated by Guangzhou WFOE.

Spousal Consent Letters. Spouses of two shareholders of Qilekang Digital Health, Mr. Zhenyang Shi and Ms. Li Xu, who collectively hold 13.97% of equity interests in Qilekang Digital Health, have each signed a spousal consent letter on October 24, 2023. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interest in Qilekang Digital Health held by and registered in the name of such shareholder be disposed of in accordance with the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Power of Attorney, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interest in Qilekang Digital Health held by the shareholders. In addition, in the event that the signing spouses obtain any equity interest in Qilekang Digital Health held by the shareholders for any reason, they agree to be bound by and sign a series of written documents in substantially the same format and content as the Contractual Arrangements described above and the Exclusive Business Cooperation Agreement, as may be amended from time to time.

In the opinion of Han Kun Law Offices, our PRC legal counsel:

(i)	the ownership structures of the VIE and Guangzhou WFOE in China do not and will not in violation of mandatory provisions of applicable PRC laws and regulations currently in effect; and

(ii)	the Contractual Arrangements among Guangzhou WFOE, the VIE, and its shareholders (except for Zhongke Baiyun and General Technology) governed by PRC laws are valid and binding upon each party to such arrangements, and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect, and will not result in any violation of applicable PRC laws currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to or otherwise different from the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structures will be adopted or if adopted, what they would provide. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. In addition, the VIE structure may be less effective than direct ownership in providing us with operational control over the VIE or its subsidiaries and we may incur substantial costs to enforce the terms of the arrangements. For instance, the VIE and its shareholders could breach their Contractual Arrangements with us by, among other things, failing to conduct the operations of the VIE in an acceptable manner or taking other actions that are detrimental to our interests. If we had direct ownership of the VIE in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management level. However, under the current Contractual Arrangements, we rely on the performance by the VIE and its shareholders of their obligations under the contracts to direct the VIE’s activities. The shareholders of the VIE may not act in the best interests of our company or may not perform their obligations under these contracts. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to requirements under the PRC legal system. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the Contractual Arrangements in relation to the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—We rely on Contractual Arrangements with the VIE and its shareholders for a portion of our business operations, which may not be as effective as direct ownership in providing operational control,” “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Corporate Structure—Our current corporate structure and business operations may be affected by the Foreign Investment Law,” and “Item 3. Key Information—3.D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the enforcement of laws and changes in laws and regulations in China could adversely affect us.”

4.D. Property, Plant and Equipment

Our principal place of business is located in Guangzhou, China. As of December 31, 2025, we leased two properties with an aggregate gross floor area of over 4,256 square meters. These leases vary in duration from one to three years.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion together with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements about our business and operations. Our actual results may differ materially from those we currently anticipate as a result of many factors, including those we describe under “Item 3.D. Risk Factors” and elsewhere in this annual report.

5.A. Operating Results

Key Factors Affecting Our Results of Operations

General Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s Internet industry in China, which include China’s overall economic growth and level of per capital disposable income, growth of mobile Internet usage and penetration rate. They are also affected by factors driving healthcare industry and online healthcare services in China, such as aging population, rising prevalence of chronic diseases, growing health awareness, governmental policies and initiatives affecting online healthcare industry and market and social acceptance of online healthcare services. As a result, unfavorable changes in any of these general factors could materially and adversely affect demand for our services and our results of operations.

Specific Factors Affecting Our Results of Operations

While our business is influenced by the general factors set forth above, our results of operations are also more directly affected by specific factors relating to our business, including:

Our ability to increase user accounts and drive additional purchase from our online pharmacy

Our results of operation and future growth will largely depend on our ability to attract new users, create new transacting patient accounts and drive additional purchases from existing user accounts. We expect to achieve continuing growth in our Internet hospital business in the foreseeable future as we attract more users to our platform.

We are committed to providing superior user experience and services. In particular, our platform offers a wide selection of pharmaceutical and healthcare products at competitive prices, and we also provide timely and reliable delivery, convenient payment options and superior customer services. We offer a large number of products on our platform, which enables us to serve a large user base, expand our reach and coverage and in turn drive additional purchases. In addition, we have utilized and will continue to utilize our big data technology to better understand our users so that we could better serve their evolving needs and demands.

Our ability to further increase and leverage our scale of business

Our results of operations are directly affected by our ability to further increase and leverage our scale of business, particularly our online hospital business. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms, credit period and volume-based rebates. In addition, we aim to create value for our suppliers by providing an effective and transparent channel for selling large volumes of their products online and by offering them valuable insights on market demand, customer preferences and supply chain information based on our vast user base. We believe the value propositions will also help us deepen our relationships with, and obtain favorable terms from, suppliers and reduce our procurement costs.

Our ability to enhance the coverage of our product offering to strengthen our customer base

We currently derive our revenues substantially from sales of pharmaceutical products to users under online hospital business, product sales to third-party pharmaceutical platforms or companies, and retail sales of drugs in our offline pharmacies. Accordingly, the breadth of our coverage of pharmaceutical products can greatly affect our revenues. We are currently expanding our supplier base to further enhance the coverage of our product offering. As of December 31, 2025, we collaborated with 703 suppliers offering 46,912 SKUs.

Our ability to promote our brand effectively and efficiently

As we operate in intensely competitive markets, we need to provide incentives to attract doctors and users, and conduct promotion and advertising activities to enhance our brand awareness. Our sales and marketing expenses are a significant component of our operating expenses, and they primarily consist of (i) service fees to doctors, (ii) promotion and advertising expenses, and (iii) staff cost in relation to marketing and business development activities. In 2023, 2024 and 2025, sales and marketing expenses accounted for 14.3%, 16.5% and 24.1% of our total revenues, respectively.

Results of Operations

The following table sets forth our results of operations with line items in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	304,853	100.0	342,558	100.0	399,915	57,187	100.0
Cost of revenues	266,131	87.3	294,864	86.1	347,633	49,711	86.9
Gross profit	38,722	12.7	47,694	13.9	52,282	7,476	13.1

Operating expenses:
Sales and marketing expenses	43,679	14.3	56,366	16.5	96,214	13,758	24.1
General and administrative expenses	12,314	4.0	11,878	3.5	59,729	8,541	14.9
Research and development expenses	3,371	1.1	3,002	0.9	12,865	1,840	3.2
Impairment loss on long-lived assets	1,107	0.4	2,239	0.7	2,109	302	0.5
Impairment loss on long-term investment	500	0.2	—	—	—	—	—
Total operating expenses	60,971	20.0	73,485	21.6	170,917	24,441	42.7
Loss from operations	(22,249)	(7.3)	(25,791)	(7.7)	(118,635)	(16,965)	(29.6)
Other income (expenses):
Other income	164	0.1	1,239	0.4	496	71	0.1
Other expense	(1,337)	(0.4)	(38)	0.0	(60)	(9)	0.0
Interest expense	(13,849)	(4.5)	(12,965)	(3.8)	(12,885)	(1,843)	(3.2)
Government grants	322	0.1	190	0.1	152	22	0.0
Total other expense, net	(14,700)	(4.7)	(11,574)	(3.3)	(12,297)	(1,758)	(3.1)
Loss before income tax	(36,949)	(12.0)	(37,365)	(11.0)	(130,932)	(18,723)	(32.7)
Income tax expenses	—	—	—	—	—	—	—
Net loss	(36,949)	(12.0)	(37,365)	(11.0)	(130,932)	(18,723)	(32.7)

Key Components of Results of Operations

Net Revenues

Net revenues consist of revenues from (i) internet hospital, including revenues generated from online consultation and prescription renewal services, and online pharmacy sales and (ii) pharmaceutical supply chain, including revenues generated from pharmacy retail sales and pharmacy wholesale. The following table sets forth a breakdown of our net revenues by type in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues
Revenue from internet hospital	71,009	23.3	89,040	26.0	150,712	21,552	37.7
Revenue from pharmaceutical supply chain	233,844	76.7	253,518	74.0	249,203	35,635	62.3
Total	304,853	100.0	342,558	100.0	399,915	57,187	100.0

Cost of revenues

The following table sets forth a breakdown of our cost of revenues by type in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Cost of revenues
Internet hospital	35,453	11.6	50,987	14.9	101,430	14,504	25.3
Pharmaceutical supply chain	230,678	75.7	243,877	71.2	246,203	35,207	61.6
Total	266,131	87.3	294,864	86.1	347,633	49,711	86.9

Gross Profit

The following table sets forth a breakdown of our gross profit by type in absolute amounts and as a percentage of the net revenues for each business segment, or gross margin, for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Gross profit
Internet hospital	35,556	50.1	38,053	42.7	49,282	7,048	32.7
Pharmaceutical supply chain	3,166	1.4	9,641	3.8	3,000	428	1.2
Total	38,722	12.7	47,694	13.9	52,282	7,476	13.1

Operating expenses

Our operating expenses consist of (i) sales and marketing expenses, (ii) general and administrative expenses, (iii) research and development expenses, (iv) impairment loss on long-lived assets, and (v) impairment loss on long-term investment. The following table sets forth a breakdown of our operating costs and expenses both in absolute amounts and as a percentage of our net revenues for the periods indicated:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	43,679	14.3	56,366	16.5	96,214	13,758	24.1
General and administrative expenses	12,314	4.0	11,878	3.5	59,729	8,541	14.9
Research and development expenses	3,371	1.1	3,002	0.9	12,865	1,840	3.2
Impairment loss on long-lived assets	1,107	0.4	2,239	0.7	2,109	302	0.5
Impairment loss on long-term investment	500	0.2	—	—	—	—	—
Total	60,971	20.0	73,485	21.6	170,917	24,441	42.7

Sales and marketing expenses. Sales and marketing expenses consist primarily of staff cost, service fees to doctors and advertising and promotion costs. The service fees to doctors are marketing fees paid to doctors as (i) the doctors introduce patients to use our online platform, and (ii) the doctors provide prescription renewal to the patients which would bring revenues of product sales to us and we would pay certain percentage of such product sales to the doctors.

General and administrative expenses. General and administrative expenses consist primarily of professional service fee paid to outsourced consultants for consultancy for investor relationship management, staff cost, office rent, audit fee and expected credit losses for accounts receivable and other receivables.

Research and development expenses. Research and development expenses consist primarily of staff cost and information service fees.

Impairment loss on long-lived assets. Impairment of loss on long-lived assets represents primarily impairment loss on property and equipment and operating lease right-of-use assets.

Impairment loss on long-term investment. Impairment of loss on long-term investment represents impairment loss on long-term investment on Guangzhou Liwan Linghai Medical Outpatients Department.

Other income (expense), net

Other income consists primarily of government grants. Other expense mainly consists of interest expense, liquidated damages and donations.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or brought within the jurisdiction of, the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

On March 21, 2018, the Hong Kong Legislative Council passed The Inland Revenue (Amendment) (No. 7) Bill 2017, which introduces the two-tiered profits tax rates regime. The bill was signed into law on March 28, 2018 and was gazetted on the following day. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and profits above HK$2 million will be taxed at 16.5%. The profits of group entities not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%.

Accordingly, the Hong Kong profits tax of the qualifying group entity is calculated at 8.25% on the first HK$2 million of the estimated assessable profits and at 16.5% on the estimated assessable profits above HK$2 million.

PRC

Under the PRC Enterprise Income Tax Law effective from January 1, 2008 and its implementation rules, our PRC subsidiaries, are subject to the statutory rate of 25%, subject to preferential tax treatments available to qualified enterprises in certain encouraged sectors of the economy.

Enterprises that qualify as “high and new technology enterprises” are entitled to a preferential rate of 15% for three years. Guangzhou Qilekang Digital Health Medical Technology Co., Ltd. is certified as “high and new technology enterprises” under the relevant PRC laws and regulations, and accordingly, is eligible for a preferential income tax rate of 15% during 2024 to 2026.

Our remaining PRC entities were subject to enterprise income tax at a rate of 25% in 2023, 2024 and 2025. Pursuant to the PRC Enterprise Income Tax Law and its implementation rules, and the Arrangement between Chinese mainland and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, a 5% or 10% withholding tax is levied on dividends declared to foreign investors from China effective from January 1, 2008.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the year ended December 31, 2024 and 2025, some of our PRC entities are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

We had no current or deferred income tax expenses or benefits for the years ended December 31, 2023 and 2024. Current income tax and deferred income tax expenses was RMB375 (US$54) and nil for the year ended December 31, 2025, respectively.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Net revenues

	For the Year Ended December 31,
	2024	2025		Changes
	RMB	RMB	US$	RMB	US$	%
	(in thousands, except for percentages)
Net revenues
Internet hospital	89,040	150,712	21,552	61,672	8,819	69.3
Pharmaceutical supply chain	253,518	249,203	35,635	(4,315)	(617)	(1.7)
Total	342,558	399,915	57,187	57,357	8,202	16.7

Our net revenues increased by 16.7% from RMB342.6 million for the year ended December 31, 2024 to RMB399.9 million (US$57.2 million) for the year ended December 31, 2025.

Net revenues from Internet hospital. Net revenues from Internet hospital increased by 69.3% from RMB89.0 million for the year ended December 31, 2024 to RMB150.7 million (US$21.6 million) for the year ended December 31, 2025, primarily attributable to the increase in revenues generated from online pharmacy sales. In 2025, we deepened cooperation with pharmacy manufacturers to sell their products through our Internet hospital platform, which led to that revenue from our online pharmacy sales increased from RMB87.8 million for the year ended December 31, 2024 to RMB149.2 million (US$21.3 million) for the year ended December 31, 2025. Revenue from our online consultation service slightly increased from RMB1.2 million for the year ended December 31, 2024 to RMB1.5 million (US$0.2 million) for the year ended December 31, 2025.

Net revenues from pharmaceutical supply chain. Net revenues from pharmaceutical supply chain decreased by 1.7% from RMB253.5 million for the year ended December 31, 2024 to RMB249.2 million (US$35.6 million) for the year ended December 31, 2025, primarily driven by the decrease in our pharmacy wholesale business from RMB246.9 million for the year ended December 31, 2024 to RMB243.2 million (US$34.8 million) for the year ended December 31, 2025, as a result of our stable pharmaceutical supply chain business and reduction cooperation with the customers whose credit terms were relatively longer than others. Because of high competition of retail pharmacy store, our two retail sales stores were closed for the year ended December 31, 2025, which led to that the revenues from pharmacy retail sales also decreased from RMB6.6 million for the year ended December 31, 2024 to RMB6.0million (US$0.9 million) for the year ended December 31, 2025.

Cost of revenues

Our cost of revenues increased by 17.9% from RMB294.9 million for the year ended December 31, 2024 to RMB347.6 million (US$49.7 million) for the year ended December 31, 2025, primarily due to the increase in cost of revenues in online pharmacy sales from RMB51.0 million for the year ended December 31, 2024 to RMB101.4 million (US$14.5 million) for the year ended December 31, 2025, which was in line with the increase in our net revenues from Internet hospital. The cost of revenues in pharmaceutical supply chain increased from RMB243.9 million for the year ended December 31, 2024 to RMB246.2 million (US$35.2 million) for the year ended December 31, 2025.

Gross profit and gross profit margin

As a result of the foregoing, we recorded gross profit of RMB47.7 million and RMB52.3 million (US$7.5 million) for the year ended December 31, 2024 and 2025, respectively. Our gross profit margin slightly decreased from 13.9% for the year ended December 31, 2024 to 13.1% for the year ended December 31, 2025. The gross profit margin of our Internet hospital decreased from 42.7% for the year ended December 31, 2024 to 32.7% for the year ended December 31, 2025, mainly attributable to the increase in the online pharmacy sales of products with lower gross profit margin. The gross profit margin of our pharmaceutical supply chain decreased from 3.8% for the year ended December 31, 2024 to 1.2% for the year ended December 31, 2025, which was primarily because the gross profit margin of our pharmacy wholesale customers newly obtained for the year ended December 31, 2025 was lower than that of customers for the year ended December 31, 2024.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 70.7% from RMB56.4 million for the year ended December 31, 2024 to RMB96.2 million (US$13.8 million) for the year ended December 31, 2025, primarily due to the increase in professional service fee paid to outsourced consultants for promoting our brand and internet medical platform of approximately RMB36.5 million (US$5.2 million) and service fees to doctors and staff costs which is in line of the increase in the revenues from Internet hospital business.

General and administrative expenses. Our general and administrative expenses increased by 402.9% from RMB11.9 million for the year ended December 31, 2024 to RMB59.7 million (US$8.5 million) for the year ended December 31, 2025, primarily due to (i) increase in professional service fee paid to outsourced consultants for consultancy for investor relationship management of approximately RMB38.0 million (US$5.4 million) incurred in 2025; and (ii) the increase in consulting service fee and office fees of RMB6.5 million (US$0.9 million) paid during the process of initial public offering, primarily offset by the decrease in expected credit loss recognized resulting from the efforts for collection of accounts receivable.

Research and development expense. Our research and development expenses increased by 328.5% from RMB3.0 million for the year ended December 31, 2024 to RMB12.9 million (US$1.8 million) for the year ended December 31, 2025, primarily due to a new research and development project, especially in artificial intelligence and healthcare-related AI applications, launched in 2025 and related consulting service fee paid.

Impairment loss on long-lived assets. We recorded impairment loss on property and equipment and operating lease right-of-use assets with definite lives of RMB2.2 million and RMB2.1 million (US$0.3 million) for the years ended December 31, 2024 and 2025, respectively.

Government grants

Our government grants decreased by 19.5%, from RMB189.5 thousands for the year ended December 31, 2024 to RMB152.6 thousands (US$21.8 thousands) for the year ended December 31, 2025, primarily due to the decrease in grants from local government for specialized and sophisticated small and medium-sized enterprises that produce new and unique products in 2025 compared with that in 2024.

Net loss

We incurred income tax expenses nil and RMB375 (US$54) for the year ended December 31, 2024 and 2025, respectively. As a result of the foregoing, our net loss was RMB37.4 million and RMB130.9 million (US$18.7 million) for the year ended December 31, 2024 and 2025, respectively.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” beginning on page 93 of our prospectus filed with the Securities and Exchange Commission on October 9, 2025 pursuant to Rule 424(b)(4) under the Securities Act (Securities Act File No. 333-285771) incorporated by reference into this annual report.

5.B. Liquidity and Capital Resources

Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flow Data
Net cash used in operating activities	(45,796)	(16,131)	(148,480)	(21,232)
Net cash used in investing activities	(112)	(33)	(1,608)	(230)
Net cash provided by financing activities	50,067	17,016	153,927	22,011
Effect of exchange rate changes	—	(5)	(1,911)	(273)
Net increase in cash and cash equivalents and restricted cash	4,159	847	1,928	276
Cash and cash equivalents and restricted cash at the beginning of the year/period	2,646	6,805	7,652	1,094
Cash and cash equivalents and restricted cash at the end of the year/period	6,805	7,652	9,580	1,370

To date, we have financed our operating and investing activities primarily through cash generated by historical equity and debt financing activities. We obtained loans from our related parties at interest rate between nil to 20.00%. See “Item 7. Major Shareholders and Related Party Transactions” for details. We also obtained loans from certain financial institutions. Additionally, we received net proceeds of RMB139.9 million (US$20.0 million) from our initial public offering in October 2025. We had cash and cash equivalents and restricted cash of RMB6.8 million, RMB7.7 million, RMB9.6 million (US$1.4 million) as of December 31, 2023, 2024 and 2025, respectively.

We incurred net losses of RMB36.9 million, RMB37.4 million, and RMB130.9 million (US$18.7 million) for the years ended December 31, 2023, 2024 and 2025, respectively. Net cash used in operating activities was RMB45.8 million, RMB16.1 million and RMB148.5 million (US$21.2 million) for the years ended December 31, 2023, 2024 and 2025, respectively. We had accumulated deficit of RMB2,120.1 million, RMB2,263.4 million and RMB2,476.0 million (US$354.1 million) as of December 31, 2023, 2024 and 2025, respectively. The working capital deficit was RMB112.6 million, RMB141.6 million and RMB113.2 million (US$16.2 million) as of December 31, 2023, 2024 and 2025, respectively. Our cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet our obligations as they become due for the next twelve months from the date of issuance of these consolidated financial statements. These factors raise substantial doubt about our ability to continue as a going concern.

Our liquidity is based on our ability to generate cash from operating activities, debt financing and capital contributions from our shareholders to fund its general operations and capital expansion needs. Our ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes generating revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2025, the balance of cash and cash equivalents was RMB9.6 million (US$1.4 million), which cannot cover the current liabilities of RMB218.2 million (US$31.2 million). Currently, we are working to improve our liquidity and capital sources mainly through borrowing from related parties and financial institutions.

However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditure, working capital, and other requirements. The consolidated financial statements do not include any adjustments related to the recoverability or classification of asset and the amounts or classification of liabilities that may result from the outcome of this uncertainty.

As of December 31, 2025, substantially all of our cash and cash equivalents were held in China and all were denominated in Renminbi. As of December 31, 2025, substantially all of our cash and cash equivalents were held by our subsidiaries.

Substantially all of our net revenues have been, and we expect will likely to continue to be, denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities primarily comprises our net loss and non-cash items, depreciation, change in expected credit losses, allowance, impairment, and adjusted by changes in working capital.

For the year ended December 31, 2025, net cash used in operating activities was RMB148.5 million (US$21.2 million), which was primarily attributable to our net loss of RMB130.9 million (US$18.7 million), as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised of changes in operating assets and liabilities, which was primarily the result of (i) share base payment of RMB16.4 million (US$2.3 million); (ii) impairment loss on long-lived assets of RMB2.1 million (US$0.3 million); (iii) allowance for inventory of RMB1.9 million (US$0.3 million); (iv) an increase in accounts payable of RMB19.5 million (US$2.8 million), which was primarily due to newly cooperation with three big suppliers for pharmaceutical supply chain business in 2025; (v) an increase in amounts due to related parties of RMB9.1 million (US$1.3 million), primarily as a resulting of an increase of interest payable for the loans from related parties; (vi) an increase in accrued liabilities of RMB4.9 million (US$0.7 million), which was primarily due to the increase in the service fee payable to the doctors; (vii) a decrease of amounts due from related parties of RMB2.0 million (US$0.3 million); and (viii) an increase of other payables of RMB1.3 million (US$0.2 million); offset by (a) an increase in other receivables of RMB57.9 million (US$8.3 million), which was primarily due to the deposits paid to public relation and marketing advisory agreements in 2025; (b) an increase in accounts receivable of RMB10.1 million (US$1.4 million), primarily because we newly obtained two big customers for pharmacy wholesale business in 2025; (c) an increase in accounts receivable-a related party of RMB0.4 million (US$0.1 million); (d) an increase in inventories of RMB1.0 million (US$0.1 million); (e) a decrease in operating lease liabilities of RMB2.3 million (US$0.3 million); (f) a decrease in refund liability of RMB2.1 million (US$0.3 million); and (g) a decrease in salary and welfare payable of RMB0.9 million (US$0.1 million).

For the year ended December 31, 2024, net cash used in operating activities was RMB16.1 million, which was primarily attributable to our net loss of RMB37.4 million, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised (i) changes in expected credit losses of RMB0.8 million; (ii) impairment losses of long-lived assets of RMB2.2 million; (iii) written-down of inventories for RMB0.5 million; and (iv) changes in operating assets and liabilities, which was primarily the result of (a) a decrease in accounts receivable of RMB20.3 million, primarily because we invested resources and vigorously promoted the pharmaceutical supply chain business in 2024, and the credit term we granted to these supply chain customers was comparatively shorter; (b) a decrease of inventory of RMB3.0 million as a result of accelerating the inventory turnover in 2024; (c) a decrease in advances to suppliers of RMB2.0 million; (d) an increase in other payables of RMB3.4 million; (e) an increase in amount due to related parties of RMB7.1 million; (f) an increase in amount due from related parties of RMB3.2 million; (g) a decrease in operating lease liabilities of RMB1.1 million; (h) an increase in refund liability of RMB2.1 million; and (i) a decrease in accounts payable of RMB16.3 million mainly due to shorter credit terms provided by suppliers in 2024.

For the year ended December 31, 2023, net cash used in operating activities was RMB45.8 million, which was primarily attributable to our net loss of RMB36.9 million, as adjusted by the reconciliation of net loss to net cash used in operating activities, which primarily comprised (i) changes in expected credit losses of RMB1.5 million; (ii) impairment losses of long-lived assets of RMB1.1 million; and (iii) changes in operating assets and liabilities, which was primarily the result of (a) an increase in accounts receivable of RMB1.3 million, primarily because we invested resources and vigorously promoted the pharmaceutical supply chain business in 2023, and the credit term we granted to these supply chain customer was comparatively longer, (b) an increase of inventory of RMB5.0 million as the result of increase in revenue from pharmaceuticals supply, we need to maintain a higher level of inventories for the anticipated sales; (c) an increase in other receivables of RMB4.0 million; (d) a decrease in accounts payable of RMB1.6 million mainly due to shorter credit terms provided by suppliers in 2023; (e) an increase in amount due to related parties of RMB8.9 million, (f) a decrease in advance from customers of RMB1.5 million, (g) a decrease in salary and welfare payable of RMB3.4 million; (h) a decrease in other payables of RMB3.0 million; and (i) a decrease in operating lease liability of RMB2.0 million.

Investing activities

For the year ended December 31, 2025, net cash used in investing activities was RMB1.6 million (US$0.2 million), which was entirely attributable to the payment for a motor vehicle of RMB0.9 million (US$0.1 million) and the cash paid for a long-term investment of RMB0.6 million (US$0.09 million).

For the year ended December 31, 2024, net cash used in investing activities was RMB33.4 thousands, which was attributable to the payment for purchasing office equipment and furniture.

For the year ended December 31, 2023, net cash used in investing activities was RMB0.1 million, which was entirely attributable to the payment for purchasing an automobile.

Financing activities

For the year ended December 31, 2025, net cash provided by financing activities was RMB153.9 million (US$22.0 million), which primarily comprised (i) net proceeds from our initial public offering of RMB139.9 million (US$20.0 million); (ii) proceeds from short-term bank loans of RMB56.0 million (US$8.0 million), representing loans from Industrial Bank Co, Ltd., China Guangfa Bank, Agricultural Bank of China, Bank of Guangzhou, Industrial and Commercial Bank of China, Bank of Communications and China CITIC Bank; (iii) proceeds from related parties of RMB24.8 million (US$3.5 million), representing loans from related parties; (iv) proceeds from long-term bank loans of RMB7.0 million (US$1.0 million), representing loans from Agricultural Bank of China and Bank of Jiujiang; and (v) proceeds from third parties of RMB3.0 million (US$0.4 million), representing loans from third parties; partially offset by (a) repayment of short-term bank loans of RMB38.0 million (US$5.4 million); (b) repayment to related parties of RMB23.7 million (US$3.4 million); (c) repayment to third parties of RMB13.9 million (US$2.0 million); and (d) repayment of long-term bank loans of RMB1.0 million (US$0.1 million).

For the year ended December 31, 2024, net cash provided by financing activities was RMB17.0 million, which primarily comprised (i) loans from related parties of RMB15.3 million; (ii) proceeds from short-term bank loans of RMB44.1 million, representing loans from Shanghai Pudong Development Bank, Industrial Bank Co., Ltd., Zhejiang E-Commerce Bank Co., Ltd., Industrial and Commercial Bank of China and China CITIC Bank; (iii) proceeds from a long-term bank loan of RMB6.0 million, representing loan from China Resource Bank; and (iv) loans from third parties of RMB19.9 million; partially offset by (a) repayment of short-term bank loans of RMB31.1 million; (b) repayment to long-term bank loans of RMB0.8 million; (c) repayment of loans from related parties of RMB25.0 million; and (d) repayment of loans from third parties of RMB10.8 million.

For the year ended December 31, 2023, net cash provided by financing activities was RMB50.1 million, which primarily comprised (i) loans from related parties of RMB104.4 million; (ii) proceeds from short-term bank loans of RMB28.0 million, representing loans from Agricultural Bank of China, Industrial Bank Co, and Industrial and Commercial Bank of China and China CITIC Bank, (iii) proceeds from long-term bank loan of RMB3.0 million, representing loan from Jiujiang Bank, and (iv) proceeds from third parties of RMB1.1 million, representing loans from third parties; partially offset by (i) repayment to related parties of RMB64.5 million, (ii) repayment to third parties of RMB3.6 million, (iii) repayment of short-term bank loans of RMB15.7 million, and (iv) payment for deferred offering costs of RMB2.3 million.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2025.

Payment due for the year ended December 31,	2026	2027	2028	2029	2030	Total future loan payments	Imputed interest	Total
Loans from bank and other financial institutions(1)	70,283	5,865	5,676	—	—	81,824	(4,124)	77,700
Loans from third parties	1,003	2,192	—	—	—	3,195	(384)	2,811
Loans from related parties(2)	22,771	6,632	6,632	6,632	363,023	405,690	(34,101)	371,589
Operating lease commitments	1,625	1,175	149	—	—	2,949	(109)	2,840
Total	95,682	15,864	12,457	6,632	363,023	493,658	(38,718)	454,940

Notes:

(1)	The long-term loan (including current portion) outstanding as of December 31, 2025 bore a weighted average interest rate of 4.36% per annum.

(2)	The majority of this balance is related to payable arising from cooperation with Focus Media. On August 10, 2021, we entered into tripartite agreements with Focus Media and Aixiangbao, a wholly-owned entity by Mr. Zhenyang Shi, pursuant to which, we are released from being the obligor to Focus Media under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of us in the amount of RMB221.0 million, and we agreed to repay such debt to Aixiangbao. On September 10, 2021, we reached an agreement with Aixiangbao, pursuant to which we will not be required to repay the liability for five years and after then Aixiangbao can only require us to repay the liability in a non-cash method, but we still have an obligation to repay such outstanding debt, with no interest bearing. In 2025, the agreement was renewed with maturity date of August 10, 2030.

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2025.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk, or credit support to us or engages in leasing, hedging, or product development services with us.

Going Concern

As discussed in Liquidity and Capital Resources, our cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet our obligations as they become due for the next twelve months after the date that the consolidated financial statements were available to be issued. These factors raise substantial doubt about our ability to continue as a going concern.

Management’s plan to alleviate the substantial doubt about our ability to continue as a going concern include as follows: (i) on February 6, 2026, we obtained a loan in amount of RMB4.0 million from Bank of Communications, which was required to be repaid on September 1, 2026 and guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics. The interest rate is 3.2% per annum; (ii) on March 13, 2026, we obtained a loan in amount of RMB2.4 million from Bank of Jiujiang which was required to be repaid on March 13, 2029 and guaranteed by Zhenyang Shi and Qilekang Digital Health. The interest rate is 4.2% per annum; (iii) on February 5, 2026, the Group obtained a loan in amount of RMB20.0 million from Industrial Bank which was required to be repaid on February 4, 2027 and guaranteed by Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Digital Health and Qilekang Modern Logistics. The interest rate is 3.3% per annum; (iv) we obtained loans from third parties in amount of RMB0.5 million which was required to be repaid on December 31, 2026 and interest rate of 18% per annum; (v) the Group obtained loans from a related party in amount of RMB7.2 million due on demand without interest bearing; and (vi) we are attempting to improve our business profitability, our ability to generate sufficient cash flow from our operations to meet our operating needs on a timely basis, obtain additional working capital funds through debt and equity financings in order to meet its anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund our ongoing capital expenditures, working capital, and other requirements.

We obtained loans from our related parties at interest rates between 0.00% to 20.00%. See “Item 7. Major Shareholders and Related Party Transactions” for details. As of December 31, 2025, the amounts of loans from related parties, current portion, were RMB15.2 million (US$2.2 million), and the amounts of loans from related parties, noncurrent portion, were RMB356.4 million (US$51.0 million). Given that we will take measures as stated in the above management plan, the cash flows are sufficient to cover the costs of the loans from related parties and such financing would not impact on our ability to continue as a going concern.

Inflation

To date, inflation in China has not materially affected our results of operations. According to the PRC National Bureau of Statistics, the year-over-year percentage changes in the consumer price index for December 2023, 2024 and 2025 were a decrease of 0.3%, an increase of 0.1% and an increase of 0.8%, respectively. Although we have not been materially affected by inflation in the past, we may be affected if China experiences higher rates of inflation in the future. For example, certain operating expenses, such as employee compensation and rental and related expenses for office may increase as a result of higher inflation. We are not able to hedge our exposure to higher inflation in China.

5.C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on The Company—4.B. Business Overview—Technology” and “Item 4. Information on the Company—4.B. Business Overview—Intellectual Property.”

5.D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the years ended December 31, 2025 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial condition.

5.E. Critical Accounting Estimates

We have identified certain accounting estimates that are significant to the preparation of our historical financial information in accordance with the U.S. GAAP. Our management continually evaluates such estimates, assumptions, and judgments based on past experience and other factors, including industry practices and expectations of future events that we believe to be reasonable under the circumstances. There has not been any material deviation between our management’s estimates or assumptions and actual results, and we have not made any material changes to these estimates or assumptions for the years ended December 31, 2023, 2024 and 2025. We do not expect any material changes in these estimates and assumptions in the foreseeable future.

Our significant accounting policies, which are important for an understanding of our financial position and results of operations, are set forth in detail in Note 3 to the consolidated financial statements included elsewhere in this annual report. Some of our accounting policies are considered to be critical as 1) they require us to apply estimates and assumptions as well as complex judgments relating to accounting items; and 2) the estimates and assumptions that we use and the judgments that we make in applying our accounting policies have a significant impact on our financial position and results of operations. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) accounts receivable; (iii) inventories, net; (iv) impairment of long-live assets; and (v) income tax. See Note 3 to our consolidated financial statements for the disclosure of these accounting policies. Our critical accounting estimates include the following: (i) allowance for credit loss; (ii) reserve for inventories; (iii) impairment for long-lived assets; and (iv) valuation allowance for deferred tax assets.

Allowance for credit losses

Accounts receivables are stated at the historical carrying amount net of allowance for expected credit losses. We use the loss rate method to calculate the expected credit losses and consider the reverent factors of the historical and future conditions of us to make reasonable estimation of the risk rate. Additionally, we make specific provision for credit losses based on any specific knowledge we have acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require us to use substantial judgment in assessing its collectability. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate. For the years ended December 31, 2023, 2024 and 2025, we provided allowance of credit losses of RMB903,326, reversed allowance of credit losses of RMB40,335 and provided RMB33,513 (US$4,792) for accounts receivable, respectively. For the years ended December 31, 2023, 2024 and 2025, we provided allowance of credit losses of RMB624,980, RMB1,036,603 and RMB377,263 (US$53,948) for other receivables, respectively, and reversed allowance of credit losses of RMB39,847, RMB154,585 and RMB651,758 (US$93,200) for other receivables, respectively.

As of December 31, 2025, the total allowance for financial assets was RMB2,932,956 (US$419,406). If change in various factors constituting the estimate of loss rate result in 10 percentage point increase/decrease in overall estimate loss rate, it would result in an increase/decrease of RMB293,296 (US$41,941) for the allowance for total financial assets.

Reserve for inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. We periodically review our inventory and records write-downs to inventories for losses and damages that are identified. We provide a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference, if any, between the cost of the inventory and its estimated realizable value. For the years ended December 31, 2023, 2024 and 2025, the write-down of inventories was RMB503,079, RMB494,459 and RMB1,883,635 (US$269,355), respectively.

As of December 31, 2025, the reserve for inventories was and RMB1,883,635 (US$269,355). If change in various factors constituting the estimate for the inventory obsolescence or excess quantities result in 10 percentage point increase/decrease in reserve rate, it would result in an increase/decrease of RMB188,364 (US$26,936) for the reserve for inventories.

Impairment for long-lived assets

We evaluate long-lived assets, including property and equipment and operating lease right-of-use assets for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the carrying amount of the asset or asset group to the related projected undiscounted cash flows expected to result from the use of the assets or asset group and their eventual disposition, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the carrying amount of the assets or assets group exceeds the expected undiscounted cash flows, we would recognize an impairment loss based on the fair value of the assets or assets group. We recorded impairment loss on property and equipment and operating lease right-of-use assets of RMB73,240 (US$10,473) and RMB2,035,277 (US$291,041) for the year ended December 31, 2025.

Changes to key assumptions can significantly affect these cash flow projections and the results of the impairment tests.

Valuation allowance for deferred tax assets

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. We follow FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The valuation allowance was RMB94,139,807 (US$13,461,813) as of December 31, 2025.

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

Changes to the estimates for the tax consequences in future years can significantly affect the valuation allowance for deferred tax assets.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 3 of our consolidated financial statements included elsewhere in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Zhenyang Shi	49	Director, Chairman, Chief Executive Officer
Li Xu	52	Chief Financial Officer
Guoji Luo	41	Director, Vice President
Yuanyuan Jing	46	Independent Director
Wenqing Bao	54	Independent Director
Daxue Li	55	Independent Director

Zhenyang Shi is our co-founder and chief executive officer, and has served as the chairman of the board of directors since our inception. He obtained his college degree in clinical medicine from BengBu Medical College in 2000, and he obtained an Executive Master of Business Administration in 2017 from China Europe International Business School. With more than a decade of entrepreneurial experience in the healthcare and Internet industries, he has received various accolades for his distinctive contribution in the digital health and wellness industry, including Liwan District Medical and Health Industry Development Consultant in 2016, 2015 – 2016 Pharmaceutical E-Commerce Influential Figure, 2014 – 2015 Pharmaceutical E-Commerce Influential Figure, 2014 Outstanding CEO of China Pharmaceutical E-commerce and 2023 Public Welfare Personality Award, the inaugural Clinical Medicine Award in 2023. Mr. Shi’s spouse is Li Xu, our chief financial officer.

Li Xu is our co-founder and has served as our financial manager since our inception. Ms. Xu has served as our chief financial officer since February 2025. She obtained her college degree in clinical medicine from BengBu Medical College in 2000 and accumulated a decade of entrepreneurial experience in the healthcare and Internet industries before joining Mr. Shi’s effort of co-founding Guangzhou Qilekang Pharmaceutical Chain Co., Ltd. in 2010. She obtained more than a decade of experience managing various subsidiaries in our Group. She obtained a pharmacist license in 2015. Ms. Xu’s spouse is Zhenyang Shi, our chairman of the board of directors and chief executive officer.

Guoji Luo has served in our Group since 2011 and as our Vice President and Assistant to President since 2019. Mr. Luo has served as our director since September 2025. His experience in our Group covers a range of departments, including IT, warehousing and logistics, operations, human resources and financing, and he held various positions in our Group including IT department head, deputy manager of warehousing and logistics department, E-commerce operation service department head, assistant to the president, deputy manager of Qilekang doctor business development and deputy manager of human resources. Before joining our Group, he served in Guangzhou Infoscape Technology Co., Ltd. where he accumulated significant experience in software product development and product planning and management. He obtained his college degree in information network engineering from Guangdong Construction Polytechnic in 2005 and graduated from Sun Yat-sen University in 2011 with a Bachelor’s degree in business administration. He also graduated from China Europe International Business School with a Master of Business Administration in 2021.

Yuanyuan Jing has served as our independent director since September 2025. Ms. Jing has served as a managing director at Galaxy Capital since 2019, and served as a partner of Haichuanghui, a subsidiary of Haier Group Corporation, from 2017 to 2019. She also served as a vice president of the human resources and administration department at Yibete Information Technology Co., Ltd. from 2013 to 2017. Prior to that, Ms. Jing served as a finance manager at Unilever Belgique. Ms. Jing holds an MBA from Hasselt University, a master’s degree in applied economics from Hasselt University, and a bachelor’s degree in monetary and banking from Shenyang Agricultural University.

Wenqing Bao has served as our independent director since September 2025. Mr. Bao has served as a general manager at Xing and Hai Trading Co., Ltd. since 2013. Prior to that, he co-founded Guangzhou Yiji Electric Technology Co., Ltd. Mr. Bao obtained his bachelor’s degree in Chinese language and literature from Qingdao University in 1996.

Daxue Li has served as our independent director since September 2025. Mr. Li has served as chief executive officer of Beijing Ciyun Digital Technology Co., Ltd. since 2015, and served as a senior vice president at JD Group from 2008 to 2015. Mr. Li holds a DBA from Cheung Kong Graduate School of Business, an EMBA from China Europe International Business School, a master’s degree in automation from Chongqing University, and a bachelor’s degree in mathematics from Shandong University.

6.B. Compensation

For the year ended December 31, 2025, we paid an aggregate of RMB1.4 million (US$0.2 million) in cash to our executive officers and directors, respectively. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our customers or prospective customers, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs, and trade secrets which they conceive, develop, or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs, and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plan

2025 Share Incentive Plan

In February 2025, we adopted the 2025 Share Incentive Plan, or the 2025 Plan, effective upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, for the purpose of granting share-based compensation awards to selected directors, employees and other eligible persons to incentivize their performance and align their interests with ours. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2025 Plan is 3,317,204.

As of the date of this annual report, all share awards for an aggregate of 3,317,204 Class A ordinary shares have been granted and have vested pursuant to the 2025 Plan.

The following paragraphs describe the principal terms of the 2025 Plan.

Type of awards. The 2025 Plan permits the awards of options, restricted shares, and restricted share units or other types of awards approved by our board of directors or a committee appointed by our board of directors.

Plan administration. The 2025 Plan shall be administered by our board of directors or a committee appointed by the board of directors.

Award agreement. Awards under the 2025 Plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to employees, consultants, and directors of our company and our subsidiaries and consolidated affiliated entities.

Vesting schedule. In general, our board of directors or a committee appointed by the board of directors determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. The plan administrator determines the exercise or purchase price, as applicable, the payment methods and the time or times of exercise, for each award, which are stated in the relevant award agreement. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Unless otherwise expressly provided by applicable laws and by the award agreement, all awards are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge.

Termination and Amendment. Unless terminated earlier, the 2025 Plan has a term of ten years from its date of effectiveness. The administrator may at any time and from time to time terminate, amend, or modify the 2025 Plan. Otherwise no termination, amendment, or modification of the 2025 Plan shall adversely affect in any material way any award previously granted pursuant to the 2025 Plan without the prior written consent of the participant.

As of the date of this annual report, we do not have any outstanding options.

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. Subject to the Nasdaq Stock Market Rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he is interested and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered, provided that (i) such director has declared the nature of his interest at or prior to its consideration and any vote thereon if he knows his interest then exists, or in any other case at the first meeting of the board after he knows he is or has become so interested, either specifically or by way of a general notice and (ii) if such contract or arrangement is a transaction with a related party, such transaction has been approved by the audit committee. The directors may exercise all the powers of the company to borrow money, mortgage or charge its undertaking, property, and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any debt, liability, or obligation of the company or of any third party. None of our directors has a service contract with us that provides for benefits upon termination of service as a director.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Yuanyuan Jing, Wenqing Bao and Daxue Li. Yuanyuan Jing is the chairman of our audit committee. We have determined that Yuanyuan Jing, Wenqing Bao and Daxue Li each satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Yuanyuan Jing qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Zhenyang Shi, Guoji Luo and Wenqing Bao. Zhenyang Shi is the chairman of our compensation committee. We have determined that Wenqing Bao satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting a compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Zhenyang Shi, Guoji Luo and Daxue Li. Zhenyang Shi is the chairman of our nominating and corporate governance committee. We have determined that Daxue Li satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

●	overseeing the performance of the board and management and monitoring the functioning of the committees of the board; and

●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our fourth amended and restated memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the company’s name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual general meetings (if required by applicable laws) and reporting its work to shareholders at such meetings;

●	declaring dividends and distributions;

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of our company and mortgaging the property of our company; and

●	approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be elected by an ordinary resolution of our shareholders. Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting or by a unanimous written resolution appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Our directors are not automatically subject to a term of office and hold office until such time as they are removed from office by an ordinary resolution of our shareholders. In addition, a director will cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Our officers are appointed by and serve at the discretion of the board of directors, and may be removed by our board of directors.

6.D. Employees

As of December 31, 2025, we had 165 full-time employees, all of whom were based in China, primarily at our headquarters in Guangzhou, China.

The following table sets forth the number of our employees by function as of December 31, 2025.

Function	Number of Employees	Percentage
Sales and Marketing	81	49.1%
Research and Development	19	11.5%
General Administration	15	9.1%
Others	50	30.3%
Total	165	100.0%

Our success depends on our ability to attract, retain, and motivate qualified personnel. As part of our retention strategy, we offer employees competitive salaries, performance-based cash bonuses, regular awards, and long-term incentives.

We primarily recruit our employees through recruitment agencies, on-campus job fairs, internal referrals, and online channels. In addition to on-the-job training, we have adopted a training system, pursuant to which management, technology, regulatory, and other trainings are regularly provided to our employees by internally sourced speakers or externally hired consultants. Our employees may also attend external trainings upon their supervisors’ approvals.

As required by PRC laws and regulations in respect of our PRC employment, we participate in housing provident fund and various employee social insurance plans that are organized by applicable competent authorities, including housing, pension, medical, work-related injury, maternity, and unemployment insurance, under which we make contributions at specified percentages of the salaries of our employees. For our compliance status with the housing provident fund and various employee social insurance plans, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We are not in full compliance with PRC labor laws and regulations, including but not limited to labor, social insurance and housing provident fund.” Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business.

We enter into standard confidentiality and employment agreements with our employees. The contracts with our key personnel typically include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after the termination of his or her employment, provided that we pay a certain amount of compensation during the restriction period.

6.E. Share Ownership

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of March 31, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 22,365,760 ordinary shares issued and outstanding as of March 31, 2026, including 20,323,718 Class A ordinary shares and 2,042,042 Class B ordinary shares. Each holder of Class B ordinary shares is entitled to twenty votes per share and each holder of our Class A ordinary shares is entitled to one vote per share on all matters submitted to them for a vote.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A Ordinary Shares	Class B Ordinary Shares	Total Ordinary Shares on an As Converted Basis*	% of Beneficial Ownership*	Aggregate Voting Power **
Directors and Executive Officers†:
Zhenyang Shi (1)	3,676,842	2,042,042	5,718,884	25.6%	72.8%
Li Xu (2)	-	800,000	800,000	3.6%	-
Guoji Luo	-	-	-	-	-
Yuanyuan Jing	-	-	-	-	-
Wenqing Bao	-	-	-	-	-
Daxue Li	-	-	-	-	-
All Directors and Executive Officers as a Group(3)	3,676,842	2,042,042	5,718,884	25.6%	72.8%
Principal Shareholders:
HEALTHYSEVEN LIMITED (1)	2,268,156	1,242,042	3,510,198	15.7%	44.3%
Dan Hong (H.K.) Technology Limited(4)	2,957,613	-	2,957,613	13.2%	4.8%
Nova Compass Investment Limited(5)	1,958,119	-	1,958,119	8.8%	3.2%
Beijing Gaotejia Technology Partnership (Limited Partnership)(6)	1,358,995	-	1,358,995	6.1%	2.2%

Notes:

†	Except as otherwise indicated below, the business address of our directors and executive officers is Yongxu Industrial Park, No.19-23, Hejing Road, Dongsha Street, Liwan District, Guangzhou 510000, People’s Republic of China.

*	For each person and group included in this column, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of the total number of shares outstanding and the number of shares such person or group has the right to acquire upon exercise of option, warrant or other right within 60 days after March 31, 2026.

**	For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our ordinary shares as a single class. Each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to 20 votes. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(1)	Represents (i) 2,268,156 Class A ordinary shares held by HEALTHYSEVEN LIMITED, a company incorporated in British Virgin Islands, (ii) 800,000 Class A ordinary shares held by Guangzhou Jinpin Management Consulting Partnership (Limited Partnership), a PRC limited partnership, (iii) 500,000 Class A ordinary shares held by Guangzhou Jinshang Management Consulting Partnership (Limited Partnership), a PRC limited partnership, (iv) 108,686 Class A ordinary shares held by Guangzhou Jinyue Management Consulting Partnership (Limited Partnership), a PRC limited partnership, (v) 1,242,042 Class B ordinary shares held by HEALTHYSEVEN LIMITED, and (vi) 800,000 Class B ordinary shares held by HEALTHYTEN LIMITED, which has granted an irrevocable voting proxy for all shares beneficially owned by it to Zhenyang Shi.

HEALTHYSEVEN LIMITED is wholly owned by Zhenyang Shi. The registered address of HEALTHYSEVEN LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

The general partner of each of Guangzhou Jinpin Management Consulting Partnership (Limited Partnership), Guangzhou Jinshang Management Consulting Partnership (Limited Partnership) and Guangzhou Jinyue Management Consulting Partnership (Limited Partnership) is Guangzhou Jinji Management Consulting Co., Ltd. Zhenyang Shi is the controlling shareholder of Guangzhou Jinji Management Consulting Co., Ltd. The registered address of each of Guangzhou Jinpin Management Consulting Partnership (Limited Partnership), Guangzhou Jinshang Management Consulting Partnership (Limited Partnership) and Guangzhou Jinyue Management Consulting Partnership (Limited Partnership) is No. 106 Fengze East Road, Nansha District, Guangzhou, People’s Republic of China.

(2)	Represents 800,000 Class B ordinary shares held by HEALTHYTEN LIMITED. HEALTHYTEN LIMITED is a company incorporated in British Virgin Islands and wholly owned by Li Xu. Li Xu, spouse of Zhenyang Shi, has granted an irrevocable voting proxy to Zhenyang Shi in connection with Class B ordinary shares held by HEALTHYTEN LIMITED. The registered address of HEALTHYTEN LIMITED is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(3)	In order to avoid double counting, the total number of ordinary shares owned by all directors and executive officers as a group only reflects ordinary shares that are owned directly or indirectly by all directors and executive officers without taking into account the related voting proxy granted to Zhenyang Shi. See Note (1) for a detailed description of the related voting proxy arrangement.

(4)	Represents 2,957,613 Class A ordinary shares held by Dan Hong (H.K.) Technology Limited, a Hong Kong limited company. The registered address of Dan Hong (H.K.) Technology Limited is Unit 803, 8/F., Shanghai Industrial Investment Building, 48-62 Hennessy Road, Wanchai, Hong Kong. Dan Hong (H.K.) Technology Limited is wholly owned by Shandong Buchang Pharmaceutical Co., Ltd. Shandong Buchang Pharmaceutical Co., Ltd. is controlled by Dade Holdings Limited, which is wholly owned by Tao Zhao.

(5)	Represents 1,958,119 Class A ordinary shares held by Nova Compass Investment Limited, a company incorporated in the British Virgin Islands. The registered address of Nova Compass Investment Limited is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. Nova Compass Investment Limited is controlled by Focus Media Information Technology Co., Ltd. (a company listed on the Shenzhen Stock Exchange, stock code: 002027), which is controlled by Nanchun Jiang.

(6)	Represents 1,358,995 Class A ordinary shares directly held by Beijing Gaotejia Technology Partnership (Limited Partnership), a PRC limited partnership. The general partner of Beijing Gaotejia Technology Partnership (Limited Partnership) is Huipeng Mao. The registered address of Beijing Gaotejia Technology Partnership (Limited Partnership) is 25221, 2nd Floor, Building A1, No.1 Huangchang West Road, DougeZhuang, Chaoyang District, Beijing, China.

To our best knowledge, as of March 31, 2026, 3,458,334 of our outstanding Class A ordinary shares were held by one record holder in the United States, which is the depositary of our ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States. None of our shareholders has informed us that it is affiliated with a member of Financial Industry Regulatory Authority, or FINRA.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—6.E. Share Ownership.”

7.B. Related Party Transactions

Exclusive Business Cooperation Agreement with Guangzhou WFOE

Guangzhou WFOE and Qilekang Digital entered into an Exclusive Business Cooperation Agreement dated August 10, 2021, pursuant to which Guangzhou WFOE has the exclusive right to provide or designate any third party to provide comprehensive technology and business support as well as relevant consulting services to Qilekang Digital Health. In exchange, Qilekang Digital Health agrees to pay an agreed service fees to Guangzhou WFOE or its designated party. See “Item 4. Information on The Company—4.C. Organizational Structure—Contractual Arrangements with The VIE and Its Shareholders.”

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon three-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company. See “Item 6. Directors, Senior Management and Employees—6.B. Compensation—Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Transactions with our chief executive officer and his immediate family. Zhenyang Shi, our chief executive officer (“CEO”), provided several loans each with an annual interest rate of 4.90% to us for supplementing working capital in 2023, 2024 and 2025. These loans are due on December 31, 2026. The balance of loans from Zhenyang Shi was RMB129.5 million, RMB135.7 million and RMB135.4 million (US$19.4 million) as of December 31, 2023, 2024 and 2025, respectively. In addition to the loans mentioned above, we had amounts due to Zhenyang Shi of RMB28.7 million, RMB25.7 million and RMB32.4 million (US$4.6 million) as of December 31, 2023, 2024 and 2025, respectively.

Aixiangbao is a wholly-owned entity by Zhenyang Shi. On August 10, 2021, we entered into tripartite agreements with Focus Media and Aixiangbao, pursuant to which we are released from being the obligor to Focus Media under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of us in the amount of RMB221.0 million, and we agreed to repay such debt to Aixiangbao. On September 10, 2021, we reached an agreement with Aixiangbao, pursuant to which we will not be required to repay the liability for five years and after then Aixiangbao can only require us to repay the liability in a non-cash method, but we still have an obligation to repay such outstanding debt. We reclassified the other payables to Focus Media into due to related parties. The debt bears no interest and due on August 10, 2026. The balance of loan from Aixiangbao was RMB221.0 million (US$31.6 million) as of December 31, 2023, 2024 and 2025.

Li Xu, spouse of our CEO, provided a loan of RMB3.3 million due on October 18, 2025 with an annual interest rate of 8.88%, a non-interest bearing loan of RMB1.8 million due and payable on December 31, 2024 and a loan of RMB35.3 million due on demand without interest-bearing, each, to us for supplementing working capital in 2019, 2023, 2024 and 2025, respectively. The balance of loans from Li Xu was RMB5.0 million, RMB1.5 million and RMB8.0 million (US$1.1 million) as of December 31, 2023, 2024 and 2025, respectively. In addition to the loans mentioned above, we had amounts due to Li Xu of RMB127,210, nil and RMB30,500 (US$4,361) as of December 31, 2023, 2024 and 2025, respectively. We had amounts due from Li Xu of nil, RMB99,610 and nil as of December 31, 2023, 2024 and 2025, respectively.

Aihua Peng, a close relative of the management of a shareholder, provided a loan of RMB10 million due and payable on demand with an annual interest rate of 20.00% to us for supplementing working capital in 2023, 2024 and 2025. The balance of loan from Aihua Peng was RMB4.8 million, RMB4.0 million and RMB4.0 million (US$0.6 million) as of December 31, 2023, 2024 and 2025, respectively. In addition to the loans mentioned above, we had amounts due to Aihua Peng of RMB6.0 million, RMB6.9 million and RMB7.7 milion (US$1.1 million) as of December 31, 2023, 2024 and 2025, respectively.

In 2020, we paid advance to Wanmei Shi, our CEO’s sister, in relation to materials for pandemic restriction and prevention. The balances are unsecured, non-interest bearing and due on demand. We had amounts due from Wanmei Shi of RMB24,333, nil and RMB154,332 (US$22,069) as of December 31, 2023, 2024 and 2025, respectively. In addition, Wanmei Shi provided loans with aggregate amount of RMB1.7 million each with an annual interest rate of 24.00% and due on demand to us for supplementing working capital during 2021 and 2022. The balance of loan from Wanmei Shi was RMB175,000 as of December 31, 2022, which was fully settled in March 2023. As of December 31, 2025, the loans from Wanmei Shi with aggregate amount of RMB21,000 (US$3,003) was due on demand and non-interest bearing. In addition to the loans mentioned above, we had amounts due to Wanmei Shi of RMB100,000, RMB75,667 and nil as of December 31, 2023, 2024 and 2025, respectively.

Transactions with our management. Guoji Luo, one of our management, provided interest free loans during 2023 with maturity date on December 31, 2024 and interest free loans which were due on demand in 2024 and 2025 to us, for supplementing working capital. The balance of loan from Guoji Luo was RMB2.0 million, RMB0.8 million and RMB56,355 (US$8,059) as of December 31, 2023, 2024 and 2025, respectively. In addition to the loans mentioned above, we had amounts due to Guoji Luo of RMB44,089 (US$6,305) as of December 31, 2023, 2024 and 2025.

Yongan Zhong, one of our management, provided a non-interest bearing loan of RMB5.0 million due on demand to us for supplementing working capital in 2019. The balance of loan from Yongan Zhong was RMB2,685 (US$384) as of December 31, 2023, 2024 and 2025. In addition to the loans mentioned above, we had amounts due to Yongan Zhong of RMB1,200 (US$172) as of December 31, 2023, 2024 and 2025.

Dexiang Wei, who previously served as our vice president, provided interest free loans during 2023 with maturity date on December 31, 2024 and interest free loans which were due on demand in 2024 and 2025 to us. The balance of loan from Dexiang Wei was RMB810,045, RMB339,450 and RMB184,087 (US$26,324) as of December 31, 2023, 2024 and 2025, respectively. In addition to the loans mentioned above, we had amounts due to Dexiang Wei of RMB56,533, RMB66,533 and RMB56,533 (US$8,084) as of December 31, 2023, 2024 and 2025, respectively.

Suna Yan, one of our management, provided several non-interest bearing loans due on demand to us for supplementing working capital during 2022 and 2023. The balance of loan from Suna Yan was RMB31,085 and nil as of December 31, 2023 and 2024, respectively. Suna Yan resigned on July 2, 2024.

Yi Zhi, one of our management, we had amount due to this related party of RMB4,324, nil and nil as of December 31, 2023, 2024 and 2025, respectively. In addition, we had amounts due from Yi Zhi of nil, RMB25,676, RMB185,676 (US$26,551) as of December 31, 2023, 2024 and 2025, respectively.

Transactions with entities significantly influenced by us.  We had amounts due from Chunong Diet Therapy (Guangzhou) Sales Co., Ltd. of RMB50,000 as of December 31, 2022, which were fully settled in July 2023. As of December 31, 2025, we had no outstanding amounts due from Chunong Diet Therapy (Guangzhou) Sales Co., Ltd.

We had amounts due from Guangzhou Qijian Enterprise Management Consulting Co., Ltd. of RMB660,000 as of December 31, 2022, which were fully settled in July 2023. As of December 31, 2025, we had no outstanding amounts due from Guangzhou Qijian Enterprise Management Consulting Co., Ltd.

We had amounts due from Guangzhou Aopolikang Biotechnology Co., Ltd. of RMB375,691, nil and nil as of December 31, 2023, 2024 and 2025, respectively. In 2023, 2024 and 2025, we purchased drugs from Guangzhou Aopolikang Biotechnology Co., Ltd. of RMB142,031, RMB25,499 and RMB9,041 (US$1,293), respectively. In 2023, Guangzhou Aopolikang Biotechnology Co., Ltd. provided us consulting services of RMB431,346. We had account payable balance to Guangzhou Aopolikang Biotechnology Co., Ltd. of RMB113,925, RMB25,891 and RMB7,296 (US$1,043) as of December 31, 2023, 2024 and 2025, respectively.

We had amounts due from Guangzhou Shennong Xuanpin Products Sales Co., Ltd. of RMB314,831 as of December 31, 2022, which were fully settled in July 2023. As of December 31, 2023, 2024 and 2025, we had amounts due to Guangzhou Shennong Xuanpin Products Sales Co., Ltd. of RMB3,170, RMB3,170 and nil.

We had amounts due from Guangzhou Zhiyao Cloud Technology Co., Ltd. (previously known as Guangzhou Guozhi Pharmaceutical Co., Ltd.) of RMB778,584, RMB819,977 and RMB256,259 (US$36,644) as of December 31, 2023, 2024 and 2025, respectively. In addition, we had amounts due to Guangzhou Zhiyao Cloud Technology Co., Ltd. of RMB283,565 as of December 31, 2022 which were fully settled in April 2023. For the years ended December 31, 2023, 2024 and 2025, we had drug sales to Guangzhou Zhiyao Cloud Technology Co., Ltd. of RMB123,073, RMB1.2 million, RMB555,262 (US$79,401), respectively. As of December 31, 2023, 2024 and 2025, we had accounts receivable from Guangzhou Zhiyao Cloud Technology Co., Ltd. of nil, RMB424,259 and RMB 831,436 (US$118,894), respectively.

We had amounts due from Guangzhou Liwan Linghai Medical Outpatients Department of RMB1.2 million, RMB4.7 million and RMB3.0 million (US$0.4 million) as of December 31, 2023, 2024 and 2025, respectively. We had amounts due to Guangzhou Liwan Linghai Medical Outpatients Department of RMB1.1 million, nil and nil as of December 31, 2023, 2024 and 2025, respectively.

We had amounts due to Guangzhou Pet Vision Information Technology Co., Ltd. (formerly known as Guangzhou Brother Youyi Business Internet Co. Ltd.) of nil, nil and RMB1.1 million (US$0.2 million) as of December 31, 2023, 2024 and 2025, respectively.

Nanjing Benyu Investments Management Limited provided a loan of RMB10.0 million with an annual interest rate of 10.00% and due on demand to us for supplementing working capital in 2019. The balance of loan from Nanjing Benyu Investments Management Limited was RMB8.1 million, RMB7.1 million and RMB3.0 million (US$0.4 million) as of December 31, 2023, 2024 and 2025, respectively. We had amounts due to Nanjing Benyu Investments Management Limited of RMB3.3 million, RMB4.0 million and RMB4.7 million (US$0.7 million) as of December 31, 2023, 2024 and 2025, respectively.

Interest expenses of loans from related parties for the years ended December 31, 2023, 2024 and 2025 amounted to RMB9.9 million, RMB8.6 million and RMB8.1 million (US$1.2 million), respectively.

As of the date of this annual report, the amount of due from related parties as of December 31, 2025 has been collected in the full amount except for Guangzhou Liwan Linghai Medical Outpatients Department, whose amount was partially collected.

As of December 31, 2025, the loans from Industrial Bank Co., Ltd. were of total amount of RMB25.0 million, with interest rates are 3.40% and 3.50% per annum. The loans were guaranteed by Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Digital Health and Qilekang Modern Logistics.

As of December 31, 2025, the loans from Agricultural Bank of China were of total amount of RMB3.0 million, with interest rate is 3.15% per annum. The loans were guaranteed by Zhenyang Shi.

As of December 31, 2025, the loans from Bank of Guangzhou Co., Ltd. were of total amount of RMB3.0 million, with interest rate is 3.80% per annum. The loans were guaranteed by Zhenyang Shi, Li Xu.

As of December 31, 2025, the loans from China Guangfa Bank Co., Ltd were of total amount of RMB8.0 million, with interest rate is 3.20% per annum. The loans were guaranteed by Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Modern Logistics.

As of December 31, 2025, the loans from Bank of Communications Guangzhou Liwan Branch were of total amount of RMB6.0 million, with interest rate is 3.20% per annum. The loan was guaranteed by Dexiang Wei, Guoji Luo, Yongan Zhong and Changqing Teng.

As of December 31, 2025, the loans from China CITIC Bank were of total amount of RMB5.0 million, with interest rate is 4.00% per annum. The loans were guaranteed by Qilekang Digital Health, Zhenyang Shi, Li Xu.

As of December 31, 2025, the loans from Agricultural Bank of China Co., Ltd. Guangzhou International Pharmaceutical Port Sub-branch; were of total amount of RMB1.9 million, with interest rate is 3.55% per annum. The loans were guaranteed byZhenyang Shi, Li Xu.

As of December 31, 2025, the loans from Jiujiang Bank Co., Ltd.angzhou Branch, Liwan Sub-branch were of total amount of RMB5.0 million, with interest rate is 5.00% per annum. The loans were guaranteed by Zhenyang Shi, Qilekang Modern Logistics.

As of December 31, 2025, the loans from Zhuhai China Resources Bank Co., Ltd. were of total amount of RMB5.4 million, with interest rate is 3.85% per annum. The loans were guaranteed by Zhenyang Shi, Li Xu, Qilekang Modern Logistics.

As of December 31, 2025, the loans from Bank of Jiujiang were of total amount of RMB2.4 million, with interest rate is 4.95% per annum. The loans were guaranteed by Qilekang Digital Health; Zhenyang Shi.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Litigation

From time to time, we have been and may be subject to various legal or administrative claims, investigations and proceedings arising in the ordinary course of our business.

In February 2026, a putative securities class action complaint was filed in the United States District Court for the Southern District of New York against our company, certain of our officers and directors, our auditor, our agent for service of process, and the underwriter in connection with our IPO, alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The complaint purports to be brought on behalf of investors who purchased or otherwise acquired our company’s securities between October 9, 2025 and December 11, 2025, and alleges that the defendants made materially false and misleading statements and failed to disclose material adverse facts about, among other things, our company’s business, operations, financial conditions and prospects. The complaint further alleges that our company’s stock price was artificially inflated by a purported fraudulent scheme and that investors suffered damages when the price of our company’s securities declined. The plaintiffs seek, among other relief, compensatory damages, costs and expenses incurred in this action, including counsel fees and expert fees. We intend to vigorously defend the matter. Since the lawsuit is still in its preliminary stage, we are currently unable to estimate the potential loss, if any, associated with the resolution of the lawsuit. For risks and uncertainties relating to the pending class action against us, please see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We and certain of our directors and officers have been named as defendants in a putative shareholder class action lawsuit, and may, from time to time, be the subject of shareholder class action lawsuits, which could have a material adverse impact on our business, financial condition, results of operations, cash flows and reputation.”

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us, see “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, or if we fail to comply with obligations under the corresponding enforcement notices on time, our business and results of operations may be materially and adversely affected.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium or distributable capital reserve resulting from contributed surplus, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are an exempted company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations relating to Dividend Distribution.”

If we pay any dividends on our Class A ordinary shares, we will pay those dividends that are payable in respect of the Class A ordinary shares underlying our ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to holders of ADSs in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other Than Equity Securities—12.D. American Depositary Shares.” Cash dividends on our Class A ordinary shares, if any, will be paid in U.S. dollars.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of the annual financial statements included herein.

ITEM 9.	THE OFFER AND LISTING

9.A. Offering and Listing Details

Our ADSs had been listed on the Nasdaq Global Market since October 8, 2025 under the symbol “POM.” Each six (6) ADSs represent one (1) Class A ordinary share, par value US$0.0001 per share.

9.B. Plan of Distribution

Not applicable.

9.C. Markets

The ADSs representing our Class A ordinary shares had been listed on the Nasdaq Global Market since October 8, 2025 under the symbol “POM.”

9.D. Selling Shareholders

Not applicable.

9.E. Dilution

Not applicable.

9.F. Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

10.A. Share Capital

Not applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our fourth amended and restated memorandum and articles of association, as amended from time to time, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of the Cayman Islands.

We incorporate by reference into this annual report our fourth amended and restated memorandum and articles of association, the form of which was initially filed as Exhibit 3.2 to our registration statement on Form F-1 (File Number 333-285771) filed with the Securities and Exchange Commission on March 13, 2025. Our shareholders adopted our fourth amended and restated memorandum and articles of association by a special resolution on February 18, 2025, which became effective immediately prior to completion of our initial public offering of ADSs representing our Class A ordinary shares.

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and the Companies Act as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our fourth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our Class B ordinary shares could only be held by Mr. Zhenyang Shi and Ms. Li Xu and their trust or any other entity established for bona fide estate planning purposes for the benefits of or on behalf of each immediate family member of Mr. Zhenyang Shi and Ms. Li Xu. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Under our fourth amended and restated memorandum and articles of association, our directors may issue fractions of a share and, if so issued, a fraction of a share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole share. If more than one fraction of a Class A ordinary share is issued to or acquired by the same shareholder, such fractions shall be accumulated.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into the same number of Class A ordinary shares.

Dividends. Our directors may from time to time declare dividends (including interim dividends) and other distributions on our shares in issue and authorize payment of the same out of the funds of our company lawfully available therefor. In addition, our shareholders may declare dividends by ordinary resolution, but no dividend may exceed the amount recommended by our directors. Our fourth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account or distributable capital reserve resulting from contributed surplus; provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. In respect of all matters subject to a shareholders’ vote, on a vote done by show of hands, each shareholder is entitled to one vote and, on a vote done by poll, each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters subject to vote at our general meetings. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder holding not less than 10% of the votes attaching to the shares present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of shareholders holding a simple majority of the votes which are cast thereon in person or by proxy at a quorate general meeting of the company. A special resolution requires the affirmative vote of shareholders holding no less than two-thirds of the votes which are cast thereon in person or by proxy at a quorate general meeting of the company. Both an ordinary resolution and a special resolution can also be passed by way of unanimous written resolution of all shareholders entitled to vote on the subject matter at a meeting of the company. A special resolution will be required for important matters such as a change of name or making changes to our fourth amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to hold an annual general meeting. Our fourth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we will specify the meeting as such in the notices calling it, and the annual general meeting will be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by the chairman of our board of directors or by our directors (acting by a resolution of our board). Advance notice of at least seven days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of one or more of our shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to the issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of ordinary shares;

●	the instrument of transfer is properly stamped, if required;

●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they must, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on ten calendar days’ notice being given by advertisement in such one or more newspapers, by electronic means or by any other means in accordance with the rules of the Nasdaq Stock Market be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers may not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders will be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the provisions of the Companies Act and other applicable law, we may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by our shareholders by special resolution. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variation of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment, or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our fourth amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors may determine, to the extent of available authorized but unissued shares.

Our fourth amended and restated memorandum and articles of association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;

●	the number of shares of the series;

●	the dividend rights, dividend rates, conversion rights, voting rights; and

●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgages and charges and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can, upon payment of a fee, be obtained from a search conducted at the Registrar of Companies. Our directors have discretion under our fourth amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. However, we intend to provide our shareholders with annual audited financial statements.

Anti-Takeover Provisions. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that:

●	an exempted company (other than an exempted company holding a license to carry on business in the Cayman Islands) does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open for inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation;

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English law but does not follow recent English law statutory enactments. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that it is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by (i) a special resolution of the shareholders of each company; and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that holds issued shares that together represent 90% of the votes at a general meeting of the subsidiary company) and its subsidiary company, if a copy of the plan of merger is given to every member of each subsidiary company to be merged unless that member agrees otherwise.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands company are also required to make a declaration to the effect that, having made due enquiry, they are of the opinion that certain requirements have been met, including the following requirements: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any applicable jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted; and (v) there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the following requirements have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; and (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction.

The Companies Act provides for a right of dissenting shareholders to be paid the fair value of their shares upon their dissenting to the merger or consolidation in certain circumstances if they follow a prescribed procedure. In essence, where such rights apply, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for their shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is authorized by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder who elects to dissent must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of their shares; (iv) within seven days following the date of the expiration of the period set out in clause (iii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase their shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company must (and any dissenting shareholder may) file a petition with the Grand Court of the Cayman Islands to determine the fair value of all dissenting shares and such petition by the company must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. A shareholder who dissents must do so in respect of all shares that that person holds in the constituent company. Upon the giving of a notice of dissent under clause (iii) above, the shareholder to whom the notice relates shall cease to have any of the rights of a shareholder except the right to be paid the fair value of that person’s shares and certain rights specified in the Companies Act. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenting shareholders holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date, where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement,” which may be tantamount to a merger. Schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved (i) in relation to a compromise or arrangement between a company and its creditors or any class of them, a majority in number of such creditors or class of creditors with whom the arrangement is to be made and who must in addition represent 75% in value of such creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose; and (ii) in relation to a compromise or arrangement between a company and its shareholders or any class of them, shareholders who represent 75% in value of the company’s shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

●	the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to the required majority vote have been complied with;

●	the shareholders have been fairly represented at the meeting in question;

●	the arrangement is such as a businessman would reasonably approve; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of not less than 90.0% in value of the shares affected, the offeror may, at any time within a two-month period commencing after the approval by the said holders, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. Appleby, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our directors or officers usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

●	a company acts or proposes to act illegally or beyond the scope of its authority;

●	the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; or

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for the indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our post-offering fourth amended and restated memorandum and articles of association provides that we shall indemnify our directors and officers and their personal representatives to the maximum extent permitted by law, against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such person, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his/her duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director, officer or personal representative in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our post-offering fourth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in what the director believes to be in the best interests of the company as a whole, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party, a duty to exercise independent judgment, a duty to exercise powers for the purpose for which such powers were intended and a duty to not improperly fetter the exercise of future discretion. A director of a Cayman Islands company owes to the company a duty to act with skill and care which is not fiduciary in nature. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved toward an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our post-offering memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders; provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our post-offering memorandum and articles of association allow any one or more of our shareholders holding shares which carry in aggregate not less than one-third of the total number votes attaching to all issued and outstanding shares of our company as of the date of the deposit that are entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our post-offering memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our post-offering memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors may be removed with or without cause, by the affirmative vote of two-thirds of the directors then in office (except with regard to the removal of the chairman, who may only be removed from office by the affirmative vote of all directors), or by an ordinary resolution of our shareholders (except with regard to the removal of the chairman, who may only be removed from office by a special resolution of our shareholders). A director will also cease to be a director if he (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his office by notice in writing; (iv) without special leave of absence from our board, is absent from meetings of our board for three consecutive meetings and our board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by either an order of the courts of the Cayman Islands or by the board of directors.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our post-offering fourth amended and restated articles of association, our company may be dissolved, liquidated, or wound up by a special resolution of our shareholders.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our post-offering memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

10.C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this annual report.

10.D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions. See “Item 4. Information on The Company—4.B. Business Overview—Regulation—Regulations relating to Foreign Exchange.”

10.E. Taxation

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China, and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our Cayman Islands legal counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC legal counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties, which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. Payments of dividends and capital in respect of our ordinary shares (including ordinary shares represented by ADSs) will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares, nor will gains derived from the disposal of our ordinary shares be subject to Cayman Islands income or corporation tax. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside China with “de facto management body” within China is considered a resident enterprise. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued the Notice of the State Administration of Taxation on Issues Concerning the Determination of Chinese-Controlled Enterprises Registered Overseas as Resident Enterprises on the Basis of Their Bodies of Actual Management, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although SAT Circular 82 only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in China; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in China; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in China; and (iv) at least 50% of voting board members or senior executives habitually reside in China.

We believe that POMDOCTOR LIMITED is not a PRC resident enterprise for PRC tax purposes. POMDOCTOR LIMITED is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that POMDOCTOR LIMITED meets all of the conditions above. POMDOCTOR LIMITED is a company incorporated outside China. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside China. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with ours.

If the PRC tax authorities determine that POMDOCTOR LIMITED is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-PRC resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within China. It is unclear whether our non-PRC resident individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC resident individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether non-PRC shareholders of POMDOCTOR LIMITED would be able to claim the benefits of any tax treaties between their country of tax residence and China in the event that POMDOCTOR LIMITED is treated as a PRC resident enterprise. See “Item 3. Key Information—3.D.Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.”

United States Federal Income Tax Considerations

The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that acquires our ADSs and holds our ADSs as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. Except as described below, this discussion does not address any reporting obligations that may be applicable to persons holding ADSs or ordinary shares through a bank, financial institution or other entity, or a branch thereof, located, organized or resident outside the United States. This discussion, moreover, does not address the U.S. federal estate, gift, alternative minimum tax, and other non-income tax considerations, the Medicare tax on certain net investment income, or any state, local or non-U.S. tax considerations, relating to the ownership or disposition of our ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	U.S. expatriates;

●	traders that elect to use a mark-to-market method of accounting;

●	certain former U.S. citizens or long-term residents;

●	entities subject to the United States anti-inversion rules;

●	persons subject to the alternative minimum tax provisions of the Code;

●	tax-exempt entities (including private foundations);

●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes;

●	investors that have a functional currency other than the U.S. dollar;

●	investors required to accelerate the recognition of any item of gross income with respect to our ADSs or Class A ordinary shares as a result of such income being recognized on an applicable financial statement;

●	persons that actually or constructively own 10% or more of our stock (by vote or value); or

●	partnerships (or other entities treated as partnerships for U.S. federal income tax purposes), or persons holding ADSs or Class A ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of the United States or any state thereof or the District of Columbia;

●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or Class A ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of Class A ordinary shares for ADSs generally are not expected to be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as POMDOCTOR LIMITED, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if, after applying applicable look-through rules, either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat the VIE and its subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidated their results of operations in our consolidated U.S. GAAP financial statements.

Assuming that we are the owner of the VIE and its subsidiaries for U.S. federal income tax purposes, and based upon our current and anticipated market capitalization and the historical and current composition of our income and assets, including goodwill and other unbooked intangibles not reflected on our balance sheet, we do not expect to be a PFIC for the current taxable year. If it were determined, however, that we are not the owner of the VIE for U.S. federal income tax purposes, we may be treated as a PFIC for the current and future taxable years. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC for any taxable year is a fact intensive determination made annually. Changes in the composition of our income or composition of our assets may cause us to be or become a PFIC for the current or subsequent taxable years. Fluctuations in the market price of our ADSs may also cause us to be or become classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of our ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization following the listing of our ADSs on the Nasdaq. If our market capitalization is less than anticipated or subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years because our liquid assets and cash (which are for this purpose considered assets that produce passive income) may then represent a greater percentage of our overall assets. Accordingly, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” may apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, may apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC for any taxable year are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction generally allowed to corporations with respect to certain dividends. A non-corporate U.S. Holder may be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our ADSs or ordinary shares on which the dividends are paid are readily tradeable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “— PRC Taxation”), we are eligible for the benefits of the Agreement Between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion With Respect to Taxes on Income (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to such a U.S. Holder for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. We expect our ADSs (but not our Class A ordinary shares), will be listed on the Nasdaq, will be readily tradeable on an established securities market in the United States. There can be no assurance, however, that our ADSs will be considered readily tradeable on an established securities market in later years. Based on existing guidance, it is unclear whether the ordinary shares will be considered to be readily tradable on an established securities market in the United States, because only the ADSs, and not the underlying ordinary shares, will be listed on a securities market in the United States.

Dividends paid on our ADSs or ordinary shares, if any, will generally be treated as income from foreign sources and will generally constitute passive category income for U.S. foreign tax credit purposes. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any nonrefundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. However, a U.S. holder may in some circumstances be prohibited from claiming a foreign tax credit with respect to certain foreign taxes that are not creditable under the applicable tax treaty. A U.S. Holder who does not elect to claim a foreign tax credit for foreign taxes withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term if the ADSs or Class A ordinary shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gain of non-corporate U.S. Holders will generally be eligible for a reduced rate of taxation. In the event that gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC-source gain under the Treaty, subject to certain limitations. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to treat any such gain as PRC-source, then such U.S. Holder would generally not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our subsidiaries, the VIE or any of their subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the VIE, or their subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. Marketable stock is stock that is regularly traded on a qualified exchange or other market, as defined in applicable Treasury Regulations. We expect that the ADSs, but not our ordinary shares, will be listed on the Nasdaq, which is a qualified exchange or other market for these purposes. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder should consult its tax advisors regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or Class A ordinary shares if we are or become a PFIC.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” such as our ADSs and Class A ordinary shares, for any year in which the aggregate value of all specified foreign financial assets exceeds a certain threshold, subject to certain exceptions (including an exception for our ADSs and Class A ordinary shares held in accounts maintained by certain financial institutions).

In addition, payments of dividends on and proceeds from the sale or other disposition of our ADSs and Class A ordinary shares by a U.S. paying agent or other intermediary will be subject to information reporting to the IRS as may be required by applicable Treasury Regulations. Backup withholding may apply to these payments at a rate of 24% if a U.S. holder fails to provide an accurate taxpayer identification number or certification of exempt status or otherwise fails to comply with applicable certification requirements. Certain U.S. holders are not subject to backup withholding. U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to their particular circumstances.

10.F. Dividends and Paying Agents

Not applicable.

10.G. Statement by Experts

Not applicable.

10.H. Documents on Display

We previously filed with the SEC registration statement on Form F-1 (File Number 333-285771), as amended to register our Class A ordinary shares in relation to our initial public offering. We also filed with the SEC related registration statement on Form F-6 (File Number 333-287259), as amended, to register the ADSs representing our Class A ordinary shares.

We are subject to the periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F within four months after the end of each fiscal year. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements. Our principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act, and our executive officers and directors are exempt from the short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish Citibank, N.A, the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risks in relation to the VIE structure

We believe that the contractual arrangements with the VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current contractual agreements and businesses to be in violation of any existing or future PRC laws or regulations. If we, our WFOE or any of our current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the our right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which we may not be able to comply, or other regulatory or enforcement actions against us that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on our ability to conduct its business. In addition, if the imposition of any of these penalties causes us to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, we would no longer be able to consolidate the VIE.

In addition, if the VIE or the nominee shareholders fail to perform their obligations under the contractual agreements, we may have to incur substantial costs and expend resources to enforce the primary beneficiary’s rights under the contracts. We may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of the contractual agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, the requirements under the PRC legal system could limit our ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event that we are unable to enforce the contractual agreements, the primary beneficiary may not be able to exert effective control over its VIE, and our ability to conduct its business may be negatively affected.

Concentrations and Credit Risk

Certain financial instruments, which subject us to concentration of credit risk, consist of cash and restricted cash. We have cash balances at financial institutions located in PRC. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB500,000 (US$71,499) per bank. As of December 31, 2024 and 2025, we had deposits totaling RMB7,596,724 and RMB9,445,239 (US$1,350,651) that were covered by such limited insurance, respectively. Any balance over RMB500,000 (US$71,499) per bank in PRC will not be covered. To date, we have not experienced any losses in such accounts.

For years ended December 31, 2025, there was one customer collectively accounted for 45.8% of the Group’s total revenue; as of December 31, 2025, there were two customers accounted for 64.9% of the Group’s gross accounts receivable. For the year ended December 31, 2024, there was one customer accounted for 44.6% of our net revenues; and as of December 31, 2024, there was one customer accounted for 13.6% of our gross’s accounts receivable. No other customers account for 10% or more of total revenue or gross account receivable of the Group except as disclosed above.

For years ended December 31, 2025, there was two suppliers accounted for 60.6% of the Group’s total purchases; as of December 31, 2025, there were four suppliers accounted for 60.4% of the Group’s accounts payable. For the year ended December 31, 2024, there was one supplier accounted for 39.1% of our total purchases; as of December 31, 2024, there was one supplier accounted for 22.5% of our accounts payable. No other suppliers account for 10% or more of total purchase or account payable of the Group except as disclosed above.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

As an ADS holder, you will be required to pay the following fees (some of which may be cumulative) under the terms of the deposit agreement:

	Service	Fees
●	Issuance of ADSs (e.g., an issuance of ADS upon a deposit of Class A ordinary shares, upon a change in the ADS(s)-to-Class A ordinary shares ratio, ADS conversions, or for any other reason), excluding ADS issuances as a result of distributions of Class A ordinary shares)	Up to U.S. 5¢ per ADS issued

●	Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-Class A ordinary shares ratio, ADS conversions, upon termination of the Deposit Agreement, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

●	Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

●	Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

●	Distribution of financial instruments, including, without limitation, securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off and contingent value rights)	Up to U.S. 5¢ per ADS held

●	ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

●	Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

●	Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa or conversion of ADSs for unsponsored American Depositary Shares (e.g., upon termination of the Deposit Agreement)).	Up to U.S. 5¢ per ADS (or fraction thereof) converted

As an ADS holder you will also be responsible to pay certain charges (some of which may be cumulative) such as:

●	taxes (including applicable interest and penalties) and other governmental charges;

●	the registration fees as may from time to time be in effect for the registration of Class A ordinary shares on the share register and applicable to transfers of Class A ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;

●	certain SWIFT cable, telex and facsimile transmission and delivery expenses;

●	the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;

●	the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to the Class A ordinary shares, ADSs and ADRs;

●	the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program; and

●	the amounts payable to the depositary by any party to the deposit agreement pursuant to any ancillary agreement to the deposit agreement in respect of the ADR program, the ADSs, and the ADRs.

ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series (which may entail the cancellation, issuance and transfer of ADSs and the conversion of ADSs from one series to another series), the applicable ADS issuance, cancellation, transfer and conversion fees will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.

PART II

ITEM 13.	ITEM DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

14.A. – 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File No. 333-285771), as amended, for our initial public offering, which registered 833,334 Class A ordinary shares represented by 5,000,004 ADSs issued and sold by us, and the underwriters’ exercise of their option to purchase from us 750,000 additional ADSs representing 125,000 Class A ordinary shares, at a public offering price of US$4.00 per ADS. The registration statement was declared effective by the SEC on September 30, 2025, for our initial public offering, which closed in October 2025. Joseph Stone Capital was the representative of the underwriters.

We received net proceeds of US$20.0 million from our initial public offering and the underwriters’ exercise of over-allotment option. Our expenses incurred and paid to others in connection with the issuance and distribution of the ADSs in our offering totaled US$2.6 million, which included US$1.7 million for underwriting discounts and commissions and US$0.8 million for other expenses. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning 10% or more of our equity securities or our affiliates. None of the net proceeds we received from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

For the period from the date that the registration statement on Form F-1 was declared effective by the SEC to December 31, 2025, we used approximately US$3.4 million of the net proceeds from our initial public offering for operating expenses, working capital, capital expenditures and other general corporate purposes. There is no material change in the use of proceeds as described in the registration statement. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this annual report, as required by Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our management has concluded that, due to the outstanding material weaknesses in internal control over financial reporting described below, as of December 31, 2025, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Notwithstanding such material weakness, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects. We have implemented and plan to implement a number of measures to address and remediate the material weaknesses identified and improve the effectiveness of our disclosure controls and procedures, see “Management’s Plan for Remediation of Material Weaknesses.”

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with U.S. GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the audits of our consolidated financial statements included in this annual report, we identified three material weaknesses in our internal control over financial reporting as of December 31, 2025. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements, and (iii) lack of proper control of the Company’s system logical access security and system change management. This has resulted in a number of accounting errors and omissions.

Management’s Plan for Remediation of Material Weaknesses

We have implemented and plan to continue to implement a number of measures to address these material weaknesses identified, including: (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting experience, (ii) hiring a consulting firm with U.S. GAAP experience to strengthen our financial reporting function, (iii) expanding the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iv) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, (v) establishing controls to identify non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures, and (vi) preparing to put in place more stringent authentication and access control mechanisms, as well as to strengthen the authorizing and monitoring of system changes.

Our management, with oversight from the audit committee, is continually and actively engaging in efforts towards remediating the identified material weaknesses described above. The material weaknesses will not be considered remediated until the applicable remedial controls have operated for a sufficient period of time and management has concluded through testing that these controls are operating effectively. The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligation. However, we cannot assure you that all of these measures will be sufficient to remediate our material weaknesses in time, or at all. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our Business and Industry—If we fail to rectify and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results, meet our reporting obligations or prevent fraud.”

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report on Form 20-F does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting due to an exemption for emerging growth companies provided in the JOBS Act.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Yuanyuan Jing, an independent director and member of our audit committee, qualifies as an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of Listing Rules of the Nasdaq Stock Market. Yuanyuan Jing satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our directors, officers, employees, including certain provisions that specifically apply to our principal executive officer, principal financial officer, principal accounting officer or controller and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025, and posted a copy of our code of business conduct and ethics on our website at http://ir.7shiliu.com. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our former independent registered public accounting firm, and HYYH CPA. LLC, our current independent registered public accounting firm, for the periods indicated.

	Year Ended December 31,
	2024	2025
	RMB	RMB
	(in thousands)
Services
Audit Fees(1)	3,450	3,666
Marcum Asia CPAs LLP	3,450	3,666
HYYH CPA. LLC	—	—
Tax Fees(2)	—	—
Other Fees(3)	—	—
Total	3,450	3,666

(1)	Audit Fees. Audit fees mean the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements and audit of our internal control over financial reporting, review of the interim financial information and review of documents filed with the SEC.

(2)	Tax Fees. Tax fees mean the aggregate fees incurred form professional tax services rendered by our auditor.

(3)	Other Fees. Other fees mean fees incurred from professional services related to advisory.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firms, including audit services and all other services as described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Engagement of HYYH CPA. LLC

We dismissed Marcum Asia CPAs LLP (“Marcum”) as our independent registered public accounting firm on April 20, 2026, and engaged HYYH CPA. LLC (“HYYH”) as our independent registered public accounting firm on the same date. This change in independent registered public accounting firm was approved by our audit committee of the board of directors and our board of directors.

The audit report of Marcum on our consolidated financial statements as of and for the fiscal years ended December 31, 2023 and 2024 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or scope of accounting principles.

During the fiscal years ended December 31, 2023 and 2024, and the subsequent interim period through April 20, 2026, there were no: (1) “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions) between us and Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Marcum, would have caused Marcum to make reference to the subject matter of the disagreements in connection with its report on the consolidated financial statements, or (2) reportable events as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F, other than the material weaknesses identified in our internal control over financial reporting as reported on our prospectus filed under Rule 424(b)(4) with the SEC on October 9, 2025. Such material weaknesses related to our (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC rules, (ii) lack of financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting requirements, and (iii) lack of proper control of our system logical access security and system change management.

During the fiscal years ended December 31, 2023 and 2024 and until the engagement of HYYH, neither we nor anyone on behalf of us consulted with HYYH on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us by HYYH which HYYH concluded as an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

We provided Marcum with a copy of this disclosure in Item 16F and requested that Marcum furnish a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of Marcum’s letter, dated April 20, 2026, is incorporated by reference as Exhibit 16.1 to this annual report.

ITEM 16.G.	CORPORATE GOVERNANCE

As an exempted company with limited liability incorporated in the Cayman Islands and listed on the Nasdaq, we are subject to corporate governance listing standards of Nasdaq. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance listing standards that listed companies must: (i) have a compensation committee comprised solely of independent directors; (ii) have a nominating and corporate governance committee comprised solely of independent directors; (iii) have regularly scheduled executive sessions with only independent directors; and (iv) hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. To the extent that we choose to follow additional home country practice in the future, our shareholders may be afforded less protection than they otherwise would enjoy under Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—3.D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq listing standards.”

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16.I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16.J.	INSIDER TRADING POLICIES

We have adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our insider trading policies is filed as Exhibit 11.2 to this annual report on Form 20-F.

ITEM 16.K.	CYBERSECURITY

Risk Management and Strategy

We have implemented comprehensive cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have developed a comprehensive cybersecurity threat defense system to address both internal and external threats. This system encompasses various levels, including network, host and application security and incorporates systematic security capabilities for threat defense, monitoring, analysis, response, deception and countermeasures. We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, an intensive program of monitoring on our corporate network, continuous testing of aspects of our security posture internally and with outside vendors, a robust incident response program and regular cybersecurity awareness training for employees. Our IT department regularly monitors the performance of our mobile applications, platforms and infrastructure to enable us to respond quickly to potential problems, including potential cybersecurity threats.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

The nominating and corporate governance committee of our board of directors is responsible for overseeing the Company’s cybersecurity risk management and be informed on risks from cybersecurity threats. The nominating and corporate governance committee shall review, approve and maintain oversight of the disclosure (i) on Form 6-K for material cybersecurity incidents (if any) and (ii) related to cybersecurity matters in the periodic reports (including annual report on Form 20-F) of the Company. In addition, at the management level, we have formed a data management team, consisting of our head of IT and our general counsel, to oversee and manage cybersecurity related matters and formulate policies as necessary. Our data management team reports to our nominating and corporate governance committee on a quarterly basis regarding its assessment, identification and management on material risks from cybersecurity threats happened in the ordinary course of our business operations. If a cybersecurity incident occurs, our data management committee will promptly organize relevant personnel for internal assessment and, depending on the situation, seek the opinions of external experts and legal advisors. If it is determined that the incident could potentially be a material cybersecurity event, our data management committee will promptly report the investigation and assessment results to our nominating and corporate governance committee and our nominating and corporate governance committee will decide on the relevant response measures and whether any disclosure is necessary. If such disclosure is determined to be necessary, our data management committee shall promptly prepare disclosure material for review and approval by our nominating and corporate governance committee before it is disseminated to the public.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of POMDOCTOR LIMITED are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

2.1	Form of Specimen American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

2.3	Deposit Agreement, among the Registrant, the depositary and the holders and beneficial owners of American Depositary Shares issued thereunder, dated October 9, 2025 (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-291280) filed with the SEC on November 5, 2025)

2.4*	Description of Registrant’s Securities

4.1	Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.2	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.3	Exclusive Business Cooperation Agreement between Guangzhou WFOE and Qilekang Digital Healt dated August 10, 2021 (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.4	Form of Power of Attorney by and among Guangzhou WFOE, Qilekang Digital Health, and the shareholders of Qilekang Digital Health dated August 10, 2021 (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.5	Form of Equity Interest Pledge Agreement by and among Guangzhou WFOE, Qilekang Digital Health, and the shareholders of Qilekang Digital Health dated August 10, 2021 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.6	Form of Exclusive Option Agreement by and among Guangzhou WFOE, Qilekang Digital Health, and the shareholders of Qilekang Digital Health dated August 10, 2021 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

Exhibit Number	Description of Document
4.7	Form of Spousal Consent Letter granted by each of Zhenyang Shi and Li Xu dated August 10, 2021 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.8	Securities Holders’ Agreement between the Registrant and other parties thereto dated August 10, 2021 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.9	Form of Joinder Agreement (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.10	English translation of form of Termination of Contractual Arrangements by and among Guangzhou WFOE, Qilekang Digital Health and each of Zhenyang Shi, Li Xu, and General Technology dated October 24, 2023 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.11	Form of Power of Attorney by and among Guangzhou WFOE, Qilekang Digital Health, and each of Zhenyang Shi, Li Xu, Guangzhou Jin Pin, Guangzhou Jin Shang, Guangzhou Jin Yue, and Guangzhou Jin Qiu dated October 24, 2023 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.12	Form of Equity Interest Pledge Agreement by and among Guangzhou WFOE, Qilekang Digital Health, and each of Zhenyang Shi, Li Xu, Guangzhou Jin Pin, Guangzhou Jin Shang, Guangzhou Jin Yue, and Guangzhou Jin Qiu dated October 24, 2023 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.13	Form of Exclusive Option Agreement by and among Guangzhou WFOE, Qilekang Digital Health, and each of Zhenyang Shi, Li Xu, Guangzhou Jin Pin, Guangzhou Jin Shang, Guangzhou Jin Yue, and Guangzhou Jin Qiu dated October 24, 2023 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.14	Form of Spousal Consent Letter granted by each of Zhenyang Shi and Li Xu dated October 24, 2023 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

4.15	2025 Share Incentive Plan (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

8.1*	Significant Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-285771), as amended, initially filed with the SEC on March 13, 2025)

11.2*	Insider Trading Policy

Exhibit Number	Description of Document
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Accounting Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Accounting Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Han Kun Law Office

15.2*	Consent of Appleby

15.3*	Consent of HYYH CPA., an independent registered public accounting firm

15.4*	Consent of Marcum Asia CPAs LLP, an independent registered public accounting firm

16.1	Letter of Marcum Asia CPAs LLP dated April 20, 2026 (incorporated herein by reference to Exhibit 16.1 to the Form 6-K filed with the SEC on April 20, 2026)

97.1*	Clawback Policy of the Registrant

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

POMDOCTOR LIMITED

By:	/s/ Zhenyang Shi
	Name:	Zhenyang Shi
	Title:	Chairman and Chief Executive Officer

Date: May 14, 2026

POMDOCTOR LIMITED

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Pomdoctor Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Pomdoctor Limited (the “Company”) as of December 31, 2025, the related consolidated statements of operations and comprehensive loss, consolidated statements of changes in deficit, and consolidated statements of cash flows for the year then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses from operations, has negative cash flow from operations, and was in an accumulated deficit position. Given the Company’s financial position, there is substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ HYYH CPA. LLC

HYYH CPA. LLC

We have served as the Company’s auditor since 2026.

Baltimore, Maryland

May 14, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of

Pomdoctor Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Pomdoctor Limited, its subsidiaries, the variable interest entity (“VIE”) and VIE’s subsidiaries (collectively the “Company”) as of December 31, 2024, the related consolidated statements of operations and comprehensive loss, changes in deficit and cash flows for each of the two years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 2, the Company has been incurring losses and negative cash flows from operating activities. The Company also has a significant accumulated deficit and working capital deficit. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We served as the Company’s auditor from 2021 to 2026. (Such date takes into account the acquisition of certain assets of Friedman LLP by Marcum Asia CPAs LLP effective September 1, 2022)

New York, New York
March 31, 2025

POMDOCTOR LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$ Note 3
Assets
Current assets:
Cash and cash equivalents (including amounts of the consolidated VIEs of RMB7,596,708 and RMB8,445,208 (US$1,207,649) as of December 31, 2024 and 2025, respectively)	7,651,695	9,580,367	1,369,974
Accounts receivable, net (including amounts of the consolidated VIEs of RMB8,374,608 and RMB18,440,482 (US$2,636,954) as of December 31, 2024 and 2025, respectively)	8,374,608	18,440,482	2,636,954
Accounts receivable - a related party (including amounts of the consolidated VIEs of RMB424,259 and RMB831,436 (US$118,894) as of December 31, 2024 and 2025, respectively)	424,259	831,436	118,894
Amount due from related parties (including amounts of the consolidated VIEs of RMB6,070,945 and RMB3,637,039 (US$520,090) as of December 31, 2024 and 2025, respectively)	5,632,987	3,637,039	520,090
Inventories (including amounts of the consolidated VIEs of RMB9,165,973 and RMB8,280,145 (US$1,184,045) as of December 31, 2024 and 2025, respectively)	9,165,973	8,280,145	1,184,045
Other receivables, net (including amounts of the consolidated VIEs of RMB5,318,724 and RMB5,824,886 (US$832,948) as of December 31, 2024 and 2025, respectively)	5,318,724	63,517,961	9,082,948
Advances to suppliers (including amounts of the consolidated VIEs of RMB929,167 and RMB679,196 (US$97,124) as of December 31, 2024 and 2025, respectively)	929,167	679,196	97,124
Total current assets	37,497,413	104,966,626	15,010,029
Property and equipment, net (including amounts of the consolidated VIEs of RMB461,362 and RMB1,246,568 (US$178,257) as of December 31, 2024 and 2025, respectively)	461,362	1,246,568	178,257
Other non-current assets (including amounts of the consolidated VIEs of RMB831,132 and RMB1,344,232 (US$192,223) as of December 31, 2024 and 2025, respectively)	831,132	1,344,232	192,223
Deferred offering costs (including amounts of the consolidated VIEs of RMB7,437,679 and nil as of December 31, 2024 and 2025, respectively)	7,437,679	—	—
Total non-current assets	8,730,173	2,590,800	370,480
Total assets	46,227,586	107,557,426	15,380,509

POMDOCTOR LIMITED

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$ Note 3
Liabilities
Current liabilities:
Accounts payable (including amounts of the consolidated VIEs of RMB25,320,486 and RMB44,813,902 (US$6,408,303) as of December 31, 2024 and 2025, respectively)	25,320,486	44,813,902	6,408,303
Accounts payable – a related party (including amounts of the consolidated VIEs of RMB25,891 and RMB7,296 (US$1,043) as of December 31, 2024 and 2025, respectively)	25,891	7,296	1,043
Short-term bank loans (including amounts of the consolidated VIEs of RMB34,958,333 and RMB53,000,000 (US$7,578,899) as of December 31, 2024 and 2025, respectively)	34,958,333	53,000,000	7,578,899
Long-term bank loans, current (including amounts of the consolidated VIEs of RMB300,000 and RMB3,700,000 (US$529,093) as of December 31, 2024 and 2025, respectively)	300,000	3,700,000	529,093
Long-term loans, current (including amounts of the consolidated VIEs of RMB10,000,000 and RMB10,000,000 (US$1,429,981) as of December 31, 2024 and 2025, respectively)	10,000,000	10,000,000	1,429,981
Long-term loans from third parties, current (including amounts of the consolidated VIEs of RMB2,320,082 and RMB200,000 (US$28,600) as of December 31, 2024 and 2025, respectively)	2,320,082	200,000	28,600
Salary and welfare payable (including amounts of the consolidated VIEs of RMB15,375,537 and RMB14,477,975 (US$2,070,323) as of December 31, 2024 and 2025, respectively)	15,375,537	14,477,975	2,070,323
Advance from customers (including amounts of the consolidated VIEs of RMB1,756,046 and RMB1,591,131 (US$227,529) as of December 31, 2024 and 2025, respectively)	1,756,046	1,591,131	227,529
Value added tax (“VAT”) and other tax payable (including amounts of the consolidated VIEs of RMB815,462 and RMB658,492 (US$94,163) as of December 31, 2024 and 2025, respectively)	815,462	658,983	94,233
Other payables (including amounts of the consolidated VIEs of RMB12,888,550 and RMB11,817,179 (US$1,689,838) as of December 31, 2024 and 2025, respectively)	12,888,750	11,817,379	1,689,865
Accrued liabilities (including amounts of the consolidated VIEs of RMB9,712,966 and RMB14,231,003 (US$2,035,006) as of December 31, 2024 and 2025, respectively)	9,712,966	14,580,658	2,085,008
Short-term loans from third parties (including amounts of the consolidated VIEs of RMB11,551,614 and RMB610,637 (US$87,320) as of December 31, 2024 and 2025, respectively)	11,551,614	610,637	87,320

POMDOCTOR LIMITED

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$ Note 3
Loans from related parties, current (including amounts of the consolidated VIEs of RMB13,821,875 and RMB15,198,309 (US$2,173,329) as of December 31, 2024 and 2025, respectively)	13,821,875	15,198,309	2,173,329
Amount due to related parties (including amounts of the consolidated VIEs of RMB36,829,010 and RMB92,331,116 (US$13,203,174) as of December 31, 2024 and 2025, respectively)	36,829,010	45,966,864	6,573,174
Operating lease liabilities, current (including amounts of the consolidated VIEs of RMB1,388,863 and RMB1,545,002 (US$220,932) as of December 31, 2024 and 2025, respectively)	1,388,863	1,545,002	220,932
Other current liabilities (including amounts of the consolidated VIEs of RMB2,080,556 and nil as of December 31, 2024 and 2025, respectively)	2,080,556	—	—
Total current liabilities	179,145,471	218,168,136	31,197,632

Long-term bank loans, noncurrent (including amounts of the consolidated VIEs of RMB8,400,000 and RMB11,000,000 (US$1,572,979) as of December 31, 2024 and 2025, respectively)	8,400,000	11,000,000	1,572,979
Long-term loans from third parties, noncurrent (including amounts of the consolidated VIEs of nil and RMB2,000,582 (US$286,079) as of December 31, 2024 and 2025, respectively)	—	2,000,582	286,079
Loans from related parties, noncurrent (including amounts of the consolidated VIEs of RMB356,690,859 and RMB356,390,859 (US$50,963,215) as of December 31, 2024 and 2025, respectively)	356,690,859	356,390,859	50,963,215
Operating lease liabilities, noncurrent (including amounts of the consolidated VIEs of RMB1,672,218 and RMB1,294,510 (US$185,112) as of December 31, 2024 and 2025, respectively)	1,672,218	1,294,510	185,112
Total non-current liabilities	366,763,077	370,685,951	53,007,385
Total liabilities	545,908,548	588,854,087	84,205,017

Commitments and contingencies	—	—	—

Mezzanine equity
Convertible redeemable preferred shares (US$0.0001 par value; 12,597,228 shares authorized, 12,597,228 shares and nil issued and outstanding as of December 31, 2024 and 2025, respectively)	1,595,051,558	—	—
Redeemable non-controlling interests	168,671,234	—	—
Total mezzanine equity	1,763,722,792	—	—

POMDOCTOR LIMITED

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$ Note 3
Deficit
Class A Ordinary shares (US$0.0001 par value; 450,000,000 shares authorized, 4,268,156 and 21,140,922 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	2,988	14,997	2,145
Class B Ordinary shares (US$0.0001 par value; 2,042,042 shares authorized and outstanding as of December 31, 2024 and 2025, respectively)	1,408	1,408	201
Subscription receivable	(1,608)	(2,186)	(313)
Additional paid-in capital	—	2,023,765,569	289,394,627
Accumulated deficit	(2,263,419,477)	(2,475,998,594)	(354,063,090)
Accumulated other comprehensive (loss)	(5,231)	(1,752,460)	(250,598)
Total Pomdoctor Limited’s shareholders’ deficit	(2,263,421,920)	(453,971,266)	(64,917,028)
Noncontrolling interests	18,166	(27,325,395)	(3,907,480)
Total deficit	(2,263,403,754)	(481,296,661)	(68,824,508)
Total liabilities, mezzanine equity and deficit	46,227,586	107,557,426	15,380,509

*	Ordinary shares and share data have been retroactively restated to give effect to the nominal share issuance for the Reorganization completed on August 8, 2024 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements

POMDOCTOR LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 3
Net revenues – third parties	304,729,898	341,328,781	399,359,702	57,107,678
Net revenues – a related party	123,073	1,229,139	555,262	79,401
Net revenues	304,852,971	342,557,920	399,914,964	57,187,079
Cost of revenues	266,131,202	294,863,867	347,632,853	49,710,837
Gross profit	38,721,769	47,694,053	52,282,111	7,476,242

Operating expenses:
Sales and marketing expenses (including related party amounts of nil, nil and RMB1,172,706 (US$167,695) for the years ended December 31, 2023, 2024 and 2025, respectively)	43,678,681	56,366,433	96,214,406	13,758,477
General and administrative expenses	12,314,018	11,878,335	59,729,352	8,541,184
Research and development expenses	3,370,945	3,002,040	12,864,656	1,839,621
Impairment loss on long-lived assets	1,107,027	2,238,525	2,108,517	301,514
Impairment loss on long-term investment	500,000	—	—	—
Total operating expenses	60,970,671	73,485,333	170,916,931	24,440,796
Loss from operations	(22,248,902)	(25,791,280)	(118,634,820)	(16,964,554)

Other expense, net:
Other income	163,622	1,238,538	496,122	70,945
Other expense	(1,336,595)	(37,608)	(60,325)	(8,625)
Interest expense (including related party amounts of RMB9,900,417, RMB8,621,249 and RMB8,118,160 (US$1,160,881) for the year ended December 31, 2023, 2024 and 2025, respectively)	(13,849,119)	(12,964,584)	(12,885,122)	(1,842,548)
Government grants	321,573	189,500	152,599	21,821
Total other expense, net	(14,700,519)	(11,574,154)	(12,296,726)	(1,758,407)
Loss before income tax	(36,949,421)	(37,365,434)	(130,931,546)	(18,722,961)
Income tax expense	—	—	(375)	(54)
Net loss	(36,949,421)	(37,365,434)	(130,931,921)	(18,723,015)
Accretion to redemption value of mezzanine equity	(108,440,354)	(105,969,614)	(81,648,716)	(11,675,611)
Less: Net income (loss) attributable to noncontrolling interests	1,057	25,878	(1,520)	(217)
Net loss attributable to the Pomdoctor Limited’s ordinary shareholders	(145,390,832)	(143,360,926)	(212,579,117)	(30,398,409)
Net loss	(36,949,421)	(37,365,434)	(130,931,921)	(18,723,015)
Other comprehensive loss:
Foreign currency translation adjustments, net of nil income taxes	—	(5,231)	(1,747,229)	(249,850)
Total comprehensive loss	(36,949,421)	(37,370,665)	(132,679,150)	(18,972,865)
Accretion to redemption value of mezzanine equity	(108,440,354)	(105,969,614)	(81,648,716)	(11,675,611)
Less: comprehensive income (loss) attributable to noncontrolling interests	1,057	25,878	(1,520)	(217)
Comprehensive loss attributable to the Pomdoctor Limited’s ordinary shareholders	(145,390,832)	(143,366,157)	(214,326,346)	(30,648,259)

Loss per share
Basic and diluted	(23.04)	(22.72)	(21.96)	(3.14)

Weighted average number of ordinary shares outstanding*
Basic and diluted	6,310,198	6,310,198	9,680,622	9,680,622

*	Ordinary shares and share data have been retroactively restated to give effect to the nominal share issuance for the Reorganization completed on August 8, 2024 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements

POMDOCTOR LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

	Class A ordinary shares*		Class B ordinary shares*		Subscription	Additional paid-in	Accumulated	Accumulated other comprehensive	Total Pomdoctor Limited’s shareholders’	Noncontrolling	Total
	Shares	Amount	Shares	Amount	receivable	capital	deficit	loss	deficit	interests	deficit
		RMB		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2022	4,268,156	2,988	2,042,042	1,408	(1,608)	—	(1,974,667,719)	—	(1,974,664,931)	(8,769)	(1,974,673,700)
Net income (loss)	—	—	—	—	—	—	(36,950,478)	—	(36,950,478)	1,057	(36,949,421)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(108,440,354)	—	(108,440,354)	—	(108,440,354)
Balance at December 31, 2023	4,268,156	2,988	2,042,042	1,408	(1,608)	—	(2,120,058,551)	—	(2,120,055,763)	(7,712)	(2,120,063,475)

Net income (loss)	—	—	—	—	—	—	(37,391,312)	—	(37,391,312)	25,878	(37,365,434)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(105,969,614)	—	(105,969,614)	—	(105,969,614)
Other comprehensive loss	—	—	—	—	—	—	—	(5,231)	(5,231)	—	(5,231)
Balance at December 31, 2024	4,268,156	2,988	2,042,042	1,408	(1,608)	—	(2,263,419,477)	(5,231)	(2,263,421,920)	18,166	(2,263,403,754)

Net income (loss)	—	—	—	—	—	—	(130,930,401)	—	(130,930,401)	(1,520)	(130,931,921)
Accretion on convertible redeemable preferred shares to redemption value	—	—	—	—	—	—	(81,648,716)	—	(81,648,716)	—	(81,648,716)
Issuance of Class A ordinary shares upon initial public offering (“IPO”), net of offering cost	958,334	683	—	—	—	134,802,490	—	—	134,803,173	—	134,803,173
Conversion of redeemable preferred shares to Class A ordinary shares	12,597,228	8,979	—	—	—	1,668,965,268	—	—	1,668,974,247	—	1,668,974,247
Conversion of redeemable non-controlling interest into ordinary shares of the VIE	—	—	—	—	—	203,739,302	—	—	203,739,302	(27,342,041)	176,397,261
Issuance of Class A ordinary shares from share-based compensation	3,317,204	2,347	—	—	(578)	16,258,509	—	—	16,260,278	—	16,260,278
Other comprehensive loss	—		—	—	—	—	—	(1,747,229)	(1,747,229)	—	(1,747,229)
Balance at December 31, 2025	21,140,922	14,997	2,042,042	1,408	(2,186)	2,023,765,569	(2,475,998,594)	(1,752,460)	(453,971,266)	(27,325,395)	(481,296,661)

Balances as of December 31, 2025, in US$	21,140,922	2,145	2,042,042	201	(313)	289,394,627	(354,063,090)	(250,598)	(64,917,028)	(3,907,480)	(68,824,508)

*	Ordinary shares and share data have been retroactively restated to give effect to the nominal share issuance for the Reorganization completed on August 8, 2024 (Note 1).

The accompanying notes are an integral part of these consolidated financial statements

POMDOCTOR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 3
Cash flows from operating activities:
Net loss	(36,949,421)	(37,365,434)	(130,931,921)	(18,723,015)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	112,092	134,510	149,307	21,351
Change in expected credit losses	1,488,459	841,683	(240,982)	(34,460)
Allowance for inventory	503,079	494,459	1,883,635	269,355
Share base payment	—	—	16,423,683	2,348,555
Impairment loss on long-lived assets	1,107,027	2,238,525	2,108,517	301,514
Impairment loss on long-term investment	500,000	—	—	—
Gain/(Loss) on disposal of property and equipment	—	(3,893)	—	—
Changes in operating assets and liabilities:
Accounts receivable	(1,273,526)	20,309,367	(10,099,387)	(1,444,193)
Accounts receivable – a related party	—	(424,259)	(407,177)	(58,226)
Amount due from related parties	831,665	(3,229,309)	1,995,948	285,417
Inventories	(5,001,966)	3,033,987	(997,807)	(142,684)
Other receivables	(4,011,854)	(210,043)	(57,924,742)	(8,283,128)
Advances to suppliers	(53,696)	1,950,808	249,971	35,745
Other non-current assets	(171,874)	(281,632)	86,900	12,427
Accounts payable	(1,627,218)	(16,254,687)	19,493,416	2,787,521
Accounts payable – a related party	(30,908)	(88,034)	(18,595)	(2,659)
Salary and welfare payable	(3,400,663)	149,452	(897,562)	(128,350)
Advance from customers	(1,489,222)	512,618	(164,915)	(23,583)
Value added tax (“VAT”) and other tax payable	(115,371)	601,150	(156,479)	(22,376)
Other payables	(3,001,148)	3,391,790	1,300,394	185,954
Accrued liabilities	(96,449)	(82,393)	4,867,692	696,071
Amount due to related parties	8,879,617	7,145,948	9,137,854	1,306,696
Operating lease liabilities	(1,994,305)	(1,076,049)	(2,256,846)	(322,725)
Refund liability	—	2,080,556	(2,080,556)	(297,516)
Net cash used in operating activities	(45,795,682)	(16,130,880)	(148,479,652)	(21,232,309)

Cash flows from investing activities:
Payment for purchase of property and equipment	(111,891)	(37,773)	(1,007,753)	(144,107)
Payment for other noncurrent assets	—	—	(600,000)	(85,799)
Proceeds from disposal of property and equipment	—	4,400	—	—
Net cash used in investing activities	(111,891)	(33,373)	(1,607,753)	(229,906)

POMDOCTOR LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$ Note 3
Cash flows from financing activities:
Loans from related parties	104,430,113	15,301,351	24,778,594	3,543,292
Repayment to related parties	(64,460,091)	(25,047,012)	(23,702,159)	(3,389,364)
Proceeds from short-term bank loans	28,000,000	44,100,000	56,000,000	8,007,893
Repayment of short-term bank loans	(15,664,494)	(31,141,667)	(37,958,333)	(5,427,969)
Proceeds from long-term bank loans	3,000,000	6,000,000	7,000,000	1,000,987
Repayment of long-term bank loans	—	(847,295)	(1,000,000)	(142,998)
Repayment of long-term loans	(470,272)	(391,667)	(119,500)	(17,088)
Loans from third parties	1,124,048	19,856,630	2,951,275	422,027
Repayment to third parties	(3,615,200)	(10,814,260)	(13,892,252)	(1,986,566)
Proceeds from IPO	—	—	163,932,614	23,442,052
Payment for deferred offering cost	(2,276,926)	—	(24,063,528)	(3,441,039)
Net cash provided by financing activities	50,067,178	17,016,080	153,926,711	22,011,227
Effect of exchange rate changes	—	(5,231)	(1,910,634)	(273,217)
Net increase in cash and cash equivalents and restricted cash	4,159,605	846,596	1,928,672	275,796
Cash and cash equivalents and restricted cash at beginning of the year	2,645,494	6,805,099	7,651,695	1,094,178
Cash and cash equivalents and restricted cash at end of the year	6,805,099	7,651,695	9,580,367	1,369,974

Including:
Cash and cash equivalents at beginning of the year	2,485,598	6,717,031	7,651,695	1,094,178
Restricted cash at beginning of the year	159,896	88,068	—	—

Cash and cash equivalents and restricted cash at end of the year	6,805,099	7,651,695	9,580,367	1,369,974

Including:
Cash and cash equivalents at end of the year	6,717,031	7,651,695	9,580,367	1,369,974
Restricted cash at end of the year	88,068	—	—	—

Supplemental disclosures of cash flows information:
Cash paid for income tax	—	—	—	—
Cash paid for interest expense	2,388,025	2,744,793	2,703,601	386,610

Supplemental disclosure of noncash investing and financing activities:
Property and equipment acquired by assuming a long-term loan	640,000	—	—	—
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	1,063,104	2,200,752	2,035,277	291,041
Conversion of convertible redeemable preferred shares into Class A ordinary shares upon IPO	—	—	1,668,974,247	238,660,143
Conversion of convertible redeemable non-controlling interest into non-controlling interest upon IPO	—	—	176,397,261	25,224,473
Reclassification of deferred offering costs to additional paid-in capital	—	—	29,129,441	4,165,455
Expensed of deferred offering costs before IPO	—	—	1,624,680	232,326
Net off deferred offering costs to other payable	—	—	747,087	106,832

The accompanying notes are an integral part of these consolidated financial statements

POMDOCTOR LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — DESCRIPTION OF BUSINESS AND ORGANIZATION

Pomdoctor Limited (“Pomdoctor” or the “Company”) was incorporated in the Cayman Islands on February 26, 2021 under the Cayman Islands Companies Act as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entity (the “VIE”) and the subsidiaries of the VIE (collectively, the “Group”) are principally engaged in online hospital service and pharmaceutical supply chain in the People’s Republic of China (the “PRC” or “China”). Due to the PRC legal restrictions on foreign ownership and investment in such business, the Company conducts its primary business operations through its VIE and subsidiaries of the VIE. The Company is ultimately controlled by Mr. Zhenyang Shi (“Mr. Shi”), founder and a nominee shareholder of the VIE.

On March 12, 2021, the Company established a wholly-owned subsidiary, Pomegranate Cloud Medical Limited (“Pom (HK)”), in accordance with the laws and regulations in Hong Kong.

On April 6, 2021, Pom (HK) established a wholly-owned subsidiary, Guangzhou Pomegranate Cloud Medical Health Medical Technology Co., Ltd. (“Guangzhou WFOE” or the “WFOE”), a wholly-owned foreign enterprise (“WFOE”) incorporated in the People’s Republic of China (“PRC”), as part of a restructure of the Company.

Pomdoctor, Pom (HK) and Guangzhou WFOE are currently not engaging in any active business operations and merely acting as holding companies.

Prior to the incorporation of the Company and the completion of the Corporate Reorganization (as defined below), the main operating activities of the Group were carried out by Guangzhou Qilekang Digital Health Medical Technology Co., Ltd. (“Qilekang Digital Health” or the “VIE”) and its subsidiaries, which were all established in the PRC. Qilekang Digital Health are principally engaged in online hospital service and pharmaceutical supply chain in PRC.

As of December 31, 2025, the details of the Company’s major subsidiaries, consolidated VIE and the subsidiaries of the VIE are as follows:

	Date of	Place of	Percentage of ownership by the Company
Entity	incorporation	incorporation	Direct	Indirect	Principal activities
Subsidiaries:
Pom (HK)	March 12, 2021	Hong Kong	100% owned by the Company	—	Investment holding
Guangzhou WFOE	April 6, 2021	PRC	100% owned by Pom (HK)	—	WFOE, Investment holding

VIE:
Qilekang Digital Health	January 12, 2010	PRC	—	94.86%	Online hospital service and pharmaceutical supply chain

VIE’s subsidiaries:
Guangzhou Qilekang Modern Pharmaceutical Logistics Co., Ltd. (“Modern Logistics”)	October 24, 2002	PRC	—	100% owned by Qilekang Digital Health	Drugs wholesale
Hangzhou Qilekang Pharmaceutical Co., Ltd. (“Hangzhou Qilekang”)	July 27, 2016	PRC	—	100% owned by Qilekang Digital Health	Offline retail pharmacy and drugs wholesale
Nanjing Qilekang Pharmaceutical Co., Ltd. (“Nanjing Qilekang”)	November 13, 2018	PRC	—	80% owned by Qilekang Digital Health	Drugs sales
Suzhou Qilekang Pharmaceutical Co., Ltd. (“Suzhou Qilekang”)	September 2, 2024	PRC	—	100% owned by Qilekang Digital Health	Drugs sales
Guangzhou Qilekang Cloud Technology Co., Ltd. (“Guangzhou Cloud Tech”)	November 5, 2024	PRC	—	100% owned by Qilekang Digital Health	Online service and pharmaceutical supply chain
Guangzhou Pomegranate Cloud Pharma Health Industry Technology Co., Ltd.	February 20, 2025	PRC	—	100% owned by Qilekang Cloud Technology	Drugs sales
Guangzhou Wanggang International Medical Management Co., Ltd.	September 26, 2017	PRC	—	100% owned by Qilekang Cloud Technology	Drugs sales

In August 2021, the Company obtained 97.13% equity interest in Qilekang Digital Health which controlled by the founder and the nominee shareholders.

In October 2023, the Company terminated the contractual agreements with General Technology Group Investment Management Co., Ltd., or General Technology, who holds 2.27% of the equity interest of the VIE. Since October 2023, the Company’s equity interest in Qilekang Digital Health was changed to 94.86%.

On August 8, 2024, the Company issued 2,268,156 Class A ordinary shares to HEALTHYSEVEN LIMITED, which is wholly owned by the founder.

The transactions undertaken by the Company and the founder and the nominee shareholders to restructure the Group (the “Corporate Reorganization”) was accounted for as a legal reorganization of entities under common control in a manner similar to a pooling of interest using historical cost. The accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented. The number of outstanding shares in the consolidated balance sheets, the consolidated statements of changes in shareholders’ deficit, and per share information including the loss per share have been presented retrospectively in all periods presented on the consolidated financial statements to reflect the nominal share issuance for the Reorganization.

The PRC laws and regulations currently place certain restrictions on foreign ownership of companies that engage in internet content and other restricted businesses. To comply with PRC laws and regulations, the Group conducts all of its business in China through the VIE and subsidiaries of the VIE. Despite the lack of technical majority ownership, the Company has effective control of the VIE through a series of contractual arrangements (the “Contractual Agreements”) and a parent-subsidiary relationship exists between the Company and the VIE. The equity interests of the VIE are legally held by PRC individuals and PRC entities (the “Nominee Shareholders”). Through the Contractual Agreements, the Nominee Shareholders of the VIE effectively assigned all of their voting rights underlying their equity interests in the VIE to the Company, via the WFOE, and therefore, the Company has the power to direct the activities of the VIE that most significantly impact its economic performance. The Company also has the right to receive economic benefits and obligations to absorb losses from the VIE, via the WFOE, that potentially could be significant to the VIE. Based on the above and in accordance with SEC Regulation SX-3A-02 and ASC810-10, the Company is deemed to be the primary beneficiary of Qilekang Digital Health and the financial positions, the operating results and cash flows of Qilekang Digital Health and its subsidiaries are consolidated in the Company’s consolidated financial statements for financial reporting purposes. The described contractual arrangements are as follows:

Exclusive Business Cooperation Agreement. Pursuant to an Exclusive Business Cooperation Agreement dated August 10, 2021 by and between Guangzhou WFOE and Qilekang Digital Health, Guangzhou WFOE has the exclusive right to provide or designate any third party to provide comprehensive technical support, consulting services and other related services to Qilekang Digital Health. In exchange, Qilekang Digital Health agrees to pay an agreed service fees to Guangzhou WFOE on annual basis or at any other agreed time. Without the prior written consent of Guangzhou WFOE, Qilekang Digital Health cannot accept same or similar services provided by, or establish same or similar cooperation relationship with, any third party. This Exclusive Business Cooperation Agreement will remain effective for 30 years unless earlier terminated in accordance with provisions of this agreement or other agreements separately executed between Guangzhou WFOE and Qilekang Digital Health, and will automatically be extended for another 30 years unless agreed by Guangzhou WFOE on this agreement’s termination upon expiration of its term. Unless otherwise required by the applicable laws, Qilekang Digital Health has no right to terminate this agreement unilaterally.

Power of Attorney. Pursuant to each of the Power of Attorneys dated August 10, 2021 and October 24, 2023 by and among Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) irrevocably authorized Guangzhou WFOE to act on their respective behalf as proxy attorney, to exercise the voting and management rights of shareholders concerning all the equity interests held by each of them in Qilekang Digital Health, including but not limited to right to convene and attend shareholders’ meetings, the right to vote and all other rights as shareholders under the articles of association of Qilekang Digital Health and under the laws of China. Without the prior written consent of Guangzhou WFOE, the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have no right to increase, decrease, transfer, pledge, or by any other manner to dispose of or change all or a portion of the equity interest held by such shareholders. The Power of Attorneys shall be irrevocable and remain effective as long as such shareholders remain as Qilekang Digital Health’s shareholders.

Spousal Consent Letters. Spouses of two shareholders of Qilekang Digital Health, Mr. Zhenyang Shi and Ms. Li Xu, who collectively hold 13.97% of equity interests in Qilekang Digital Health, have each signed a spousal consent letter. Each signing spouse of the relevant shareholder unconditionally and irrevocably agreed that the equity interest in Qilekang Digital Health held by and registered in the name of such shareholder be disposed of in accordance with the Equity Interest Pledge Agreement, the Exclusive Option Agreement, and the Power of Attorney, and that such shareholder may perform, amend or terminate such agreements without any additional consent of his spouse. Additionally, the signing spouses agreed not to assert any rights over the equity interest in Qilekang Digital Health held by the shareholders. In addition, in the event that the signing spouses obtain any equity interest in Qilekang Digital Health held by the shareholders for any reason, they agree to be bound by and sign a series of written documents in substantially the same format and content as the Contractual Arrangements described above and the Exclusive Business Cooperation Agreement, as may be amended from time to time.

Equity Interest Pledge Agreement. Pursuant to each of the Equity Interest Pledge Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have agreed to pledge 94.86% of equity interests in Qilekang Digital Health to Guangzhou WFOE to guarantee the performance by such shareholders of their obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement, as well as the performance by Qilekang Digital Health of its obligations under the Exclusive Option Agreements, the Power of Attorneys, and the Exclusive Business Cooperation Agreement. In the event of a breach by Qilekang Digital Health or any shareholder of contractual obligations under the Equity Interest Pledge Agreements, Guangzhou WFOE, as pledgee, will have the right to dispose of the pledged equity interests in Qilekang Digital Health and will have priority in receiving the proceeds from such disposal. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) also have undertaken that, without prior written consent of Guangzhou WFOE, they will not dispose of, place, or permit any encumbrance on the pledged equity interests.

Exclusive Option Agreement. Pursuant to each of the Exclusive Option Agreements dated August 10, 2021 and October 24, 2023 by and between Guangzhou WFOE, Qilekang Digital Health, and each of the shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology), such shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have irrevocably granted Guangzhou WFOE or its designated person, to the extent permitted by PRC laws, an exclusive option to purchase all or part of their equity interests in Qilekang Digital Health. Guangzhou WFOE or its designated person may exercise such option to purchase all of equity interests at the price based on registered capital contributed by the shareholders (except for Zhongke Baiyun and General Technology) or the price as agreed in a separate equity transfer agreement. Qilekang Digital Health has undertaken that, without Guangzhou WFOE’s prior written consent, it will not, among other things, (i) change its registered capital, (ii) merge with any other entity, (iii) sell, transfer, mortgage, or dispose of its material assets, or (iv) amend its articles of association. The shareholders of Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have undertaken that, without Guangzhou WFOE’s prior written consent, they will not sell, transfer, mortgage or dispose of equity interest in Qilekang Digital Health. The Exclusive Option Agreements will remain effective until all equity interest held by the shareholders of Qilekang Digital Health in Qilekang Digital Health (except for Zhongke Baiyun and General Technology) have been transferred or assigned to Guangzhou WFOE or any other person designated by Guangzhou WFOE.

In August 2021, Guangdong Zhongke Baiyun Emerging Industry Venture Capital Fund Co., Ltd., or Zhongke Baiyun, which holds 2.87% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements.

In October 2023, the Company terminated the contractual arrangements with General Technology Group Investment Management Co. Ltd., or General Technology. General Technology, which holds 2.27% of the equity interest of the VIE, has irrevocably confirmed and undertaken that it would not re-enter into contractual arrangements with Guangzhou WFOE and the VIE, authorize Guangzhou WFOE to act on its behalf as proxy attorney, or pledge its equity interest of the VIE, and it has given up its right of first refusal or any other preferential rights in respect of Guangzhou WFOE’s exclusive option under the Exclusive Option Agreements. The preferred shares of General Technology were reclassified as redeemable non-controlling interest. Please see Note 15.

In the same month, the Company terminated the relevant agreements with Mr. Shi and Ms. Xu, with Guangzhou WFOE entering into a new series of agreements with Qilekang Digital Health and each of Mr. Shi and Ms. Xu, Guangzhou Jinpin Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Pin, Guangzhou Jinshang Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Shang, Guangzhou Jinyue Management Consulting Partnership (Limited Partnership). or Guangzhou Jin Yue. and Guangzhou Jinqiu Management Consulting Partnership (Limited Partnership), or Guangzhou Jin Qiu. In January 2024, the Company completed the ODI procedures and registration of adding four domestic limited partnerships as the new shareholders of Qilekang Digital Health. Since January 2024, 34 nominators indirectly hold the equity of Qilekang Digital Health through four domestic limited partnerships in China. The owners of the three domestic limited partnerships, namely Guangzhou Jin Pin, Guangzhou Jin Shang and Guangzhou Jin Yue indirectly hold the shares of the Company. The owners of Guangzhou Jin Qiu indirectly holds the shares of the Company through an qualified overseas related entities.

In the opinion of the Company’s management and PRC counsel, (i) the ownership structure of the Group, including its subsidiary, the VIE and the subsidiaries of the VIE, is not in violation with any applicable PRC laws, (ii) each of the VIE agreements is legal, valid, binding and enforceable to each party of such agreements in accordance with its terms and applicable PRC Laws; and (iii) each of the Group’s PRC subsidiaries, the VIE and the subsidiaries of the VIE have the necessary corporate power and authority to conduct its business as described in its business scope under its business license, which is in full force and effect, and the Group’s business operation in PRC are in compliance with existing PRC laws and regulations.

Risks in relation to the VIE structure

The Company believes that the contractual arrangements with its VIE and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations. If the Company, the WFOE or any of its current or future VIE are found in violation of any existing or future laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, which may include, but not limited to, revocation of business and operating licenses, being required to discontinue or restrict its business operations, restriction of the Group’s right to collect revenues, being required to restructure its operations, imposition of additional conditions or requirements with which the Group may not be able to comply, or other regulatory or enforcement actions against the Group that could be harmful to its business. The imposition of any of these or other penalties may result in a material and adverse effect on the Group’s ability to conduct its business. In addition, if the imposition of any of these penalties causes the Company to lose the rights to direct the activities of the VIE or the right to receive their economic benefits, the Company would no longer be able to consolidate the VIE.

In addition, if the VIE or the Nominee Shareholders fail to perform their obligations under the Contractual Agreements, the Group may have to incur substantial costs and expend resources to enforce the primary beneficiary’ rights under the contracts. The Group may have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief and claiming damages, which may not be effective. All of the Contractual Agreements are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in PRC is not as developed as in other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit the Group’s ability to enforce these contractual arrangements. Under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would incur additional expenses and delay. In the event the Group is unable to enforce the Contractual Agreements, the primary beneficiary may not be able to exert effective control over its VIE, and the Group’s ability to conduct its business may be negatively affected.

The following tables represent the selected financial information for the VIE as of December 31, 2024 and 2025 and for the years ended December 31, 2023, 2024 and 2025.

	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
Current assets	37,880,384	46,138,392	6,597,704
Non-current assets	8,730,173	2,590,800	370,480
Total assets	46,610,557	48,729,192	6,968,184
Current liabilities	179,145,271	264,182,042	37,777,533
Non-current liabilities	366,763,077	370,685,951	53,007,385
Total liabilities	545,908,348	634,867,993	90,784,918
Net deficit	(499,297,791)	(586,138,801)	(83,816,734)

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net revenues	304,852,971	342,557,920	399,914,964	57,187,079
Net loss	(36,949,421)	(37,365,434)	(130,931,921)	(18,723,015)

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Net cash used in operating activities	(45,831,182)	(16,155,582)	(11,414,010)	(1,632,182)
Net cash used in investing activities	(111,891)	(33,373)	(1,607,753)	(229,906)
Net cash provided by financing activities	50,067,178	17,016,080	13,870,644	1,983,476

There are no pledge or collateralization of the VIE and VIE’s subsidiaries’ assets that can only be used to settled obligations of the VIE and VIE’s subsidiaries, except for the restricted net assets. Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets to the Company in the form of loans and advances or cash dividends. As the VIE is incorporated as limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the VIE in normal course of business.

Note 2 — GOING CONCERN

The Group’s consolidated financial statements have been prepared assuming the Group will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as reflected in the Group’s financial statements, the Group incurred net losses of RMB36.9 million, RMB37.4 million and RMB130.9 million (US$18.7 million) for the years ended December 31, 2023, 2024 and 2025, respectively. Net cash used in operating activities was RMB45.8 million, RMB16.1 million and RMB148.5 million (US$21.2 million) for the years ended December 31, 2023, 2024 and 2025, respectively. Accumulated deficit was RMB2,120.1 million, RMB2,263.4 million and RMB2,476.0 million (US$354.1 million) as of December 31, 2023, 2024 and 2025, respectively. The working capital deficit was RMB112.6 million, RMB141.6 million and RMB113.2 million (US$16.2 million) as of December 31, 2023, 2024 and 2025, respectively. Its cash balance and revenues generated are not currently sufficient and cannot be projected to cover operating expenses and meet the Group’s obligations as they become due for the next twelve months after the date that the consolidated financial statements were available to be issued. These factors raise substantial doubt about the Group’s ability to continue as a going concern.

Management’s plan to alleviate the substantial doubt about the Group’s ability to continue as a going concern include as follows: (i) on February 6, 2026, the Group obtained a loan in amount of RMB4.0 million from Bank of Communications, which was required to be repaid on September 1, 2026 and guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics. The interest rate is 3.2% per annum; (ii) on March 13, 2026, the Group obtained a loan in amount of RMB2.4 million from Bank of Jiujiang which was required to be repaid on March 13, 2029 and guaranteed by Zhenyang Shi and Qilekang Digital Health. The interest rate is 4.2% per annum; (iii) on February 5, 2026, the Group obtained a loan in amount of RMB20.0 million from Industrial Bank which was required to be repaid on February 4, 2027 and guaranteed by Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Digital Health and Qilekang Modern Logistics. The interest rate is 3.3% per annum; (iv) the Group obtained loans from third parties in amount of RMB0.5 million which was required to be repaid on December 31, 2026 and interest rate of 18% per annum; (v) the Group obtained loans from a related party in amount of RMB7.2 million due on demand without interest bearing; and (vi) The Group are attempting to improve its business profitability, its ability to generate sufficient cash flow from our operations to meet its operating needs on a timely basis, obtain additional working capital funds through debt and equity financings in order to meet its anticipated cash requirements. However, there can be no assurance that these plans and arrangements will be sufficient to fund the Group’s ongoing capital expenditures, working capital, and other requirements.

The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amount or the amounts and classification of liabilities that may result should the Group be unable to continue as a going concern.

Note 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the financial statements of the Company, its wholly-owned subsidiaries, VIE and VIE’s subsidiaries in which the Company is the primary beneficiary. The results of the subsidiaries are consolidated from the date on which the Group obtained control and continues to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the Company demonstrates its ability to control the VIE through power to govern the activities which most significantly impact VIE’s economic performance and is obligated to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE, then the entity is consolidated. All significant inter-company transactions and balances between the Company, its subsidiaries, VIE and VIE’s subsidiaries are eliminated upon consolidation.

Noncontrolling interests

For the Group’s subsidiaries majority-owned by the Company’s VIE and VIE’s subsidiaries, noncontrolling interests are recognized to reflect the portion of the equity which is not attributable, directly or indirectly, to the Group as the controlling shareholder. As of December 31, 2024 and 2025, noncontrolling interest on the consolidated balance sheets was resulted from the consolidating 94.86% equity interest in Qilekang Digital Health, the VIE and 80.00% equity interest in Nanjing Qilekang Pharmaceutical Co., Ltd. (“Nanjing Qilekang”), a subsidiary of Qilekang Digital Health; The 5.14% of Qilekang Digital Health were held by two third-party institute shareholders and 20.00% of Nanjing Qilekang is held by an individual.

Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The major accounting estimates made in the preparation of the accompanying consolidated financial statements relate to the assessment of the valuation of accounts receivable, advances to suppliers, other receivables and related allowance for credit losses, useful lives of property and equipment, inventory reserve, recoverability and useful lives of long-lived assets, and valuation allowance on deferred tax assets. The Group bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Functional currency and foreign currency translation

The Group uses Renminbi (“RMB”) as its reporting currency. The functional currency of the Group and its overseas subsidiaries which incorporated in the Cayman Islands and Hong Kong is US$. The functional currency of the Group’s PRC entities is RMB.

In the consolidated financial statements, the financial information of the Group and other entities located outside of the PRC have been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments are reported as foreign currency translation adjustments, and are shown as a component of other comprehensive loss in the consolidated statements of operations and comprehensive loss. For the years ended December 31, 2023, 2024 and 2025, the Group has foreign currency translation adjustment of nil, RMB5,231 and RMB1,747,229 (US$249,850), respectively.

Transactions denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in foreign currencies are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date.

Convenience translation

Translations of amounts from RMB into US$ for the convenience of the reader have been calculated at the exchange rate of US$1 per RMB6.9931 on December 31, 2025, as published on the prevailing foreign exchange website. No representation is made that the RMB amounts could have been, or could be, converted into U.S. dollars at such rate.

Fair value measurements

The Group applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 —	Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities;

Level 2 —	Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data;

Level 3 —	Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Classification within the hierarchy is determined based on the lowest level of input that is significant to the fair value measurement.

The carrying amounts of cash and cash equivalents, restricted cash, accounts receivable, other receivables, advance to suppliers, other current assets, accounts payable, other payable, salary and welfare payable, value added tax (“VAT”) and other tax payable, advance from customers and accrued liabilities are a reasonable approximation of fair value due to the short maturities of these instruments.

Cash and cash equivalents

Cash and cash equivalents primarily consist of cash and investments in interest bearing demand deposit accounts.

Restricted cash

Restricted cash mainly represents the bank deposits judicially frozen by the court. As of December 31, 2023, 2024 and 2025, the Group has restricted cash balance of RMB88,068, nil and nil, respectively.

Accounts receivable

Accounts receivable is stated at the historical carrying amount net of allowance for expected credit loss. The Group uses the aging schedule method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate. Additionally, the Group provides specific provision for credit losses based on any specific knowledge the Group has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Group to use substantial judgment in assessing its collectability. When facts subsequently become available to indicate that the allowance provided requires an adjustment, a corresponding adjustment is made to the allowance account as a change in estimate.

Allowance for credit losses

Commencing January 1, 2023, the Group adopted ASC326, Financial Instruments-Credit Losses (“ASC326”), using modified-retrospective transition approach. Pursuant to ASC 326, an allowance for credit losses for financial assets is carried at amortized cost to present the net amount expected to be collected as of the balance sheet date.

Such allowance is based on credit losses expected to arise over the life of the asset’s contractual term, which includes consideration of prepayments. Assets are written off when the Group determines that such financial assets are deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries of amounts previously written off, not to exceed the aggregate of the amount previously written off, are included in determining the necessary reserve at the balance sheet date.

Following the adoption of this guidance, a cumulative-effect adjustment in accumulated deficit of nil was recognized as of January 1, 2023. The adoption of ASC 326 did not have a material impact on the Company’s financial statements. The Group pools financial assets based on similar risk characteristics to estimate expected credit losses. The Group estimates expected credit losses on financial assets individually when those assets do not share similar risk characteristics. The Group has adopted aging schedule method to calculate the credit loss and considered the relevant factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Advances to suppliers

Advances to suppliers consist of prepayments to its suppliers, such as pharmaceutical manufacturers and other distributors. The Group continuously monitor delivery from, and payments to, its vendors while an allowance for estimated credit losses based upon historical experience and any specific supplier issues, such as discontinuing of inventory supply, that have been identified. The balance is refundable and bears no interest. No allowance was provided for the balances of advances to suppliers as of December 31, 2024 and 2025.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method. The Group periodically reviews its inventory and records write-downs to inventories for losses and damages that are identified. The Group provides a reserve for estimated inventory obsolescence or excess quantities on hand equal to the difference, if any, between the cost of the inventory and its estimated realizable value. For the years ended December 31, 2023, 2024 and 2025, the write-down of inventories was RMB503,079, RMB494,459 and RMB1,883,635 (US$269,355), respectively.

Deferred offering costs

The Company complies with the requirements of FASB ASC Topic 340-10-S99-1, “Other Assets and Deferred Costs — SEC Materials” (“ASC 340-10-S99”) and SEC Staff Accounting Bulletin Topic 5A, “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, accounting and other professional expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that will be charged to shareholders’ equity upon the completion of the Proposed Public Offering. As of December 31, 2024 and 2025, the deferred offering cost was RMB7,437,679 and nil, respectively.

Total offering costs directly related to initial public offering (“IPO”) incurred through the balance sheet date of approximately RMB29,129,441 (US$4,165,455) were charged to additional-paid-in capital upon completion of the IPO.

Property and equipment, net

Property and equipment are stated at cost, net of accumulated depreciation or amortization, and impairment, if any. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, taking into consideration the assets’ estimated residual value. Leasehold improvements are amortized over the shorter of lease term or remaining lease period of the underlying assets. Following are the estimated useful lives of the Group’s property and equipment:

	Estimated Useful Life	Net Residual Value Rate
Leasehold improvements	3 years	5%
Office equipment & furniture	3 – 5 years	5%
Motor vehicles	3 – 5 years	5%

Maintenance, repairs and minor renewals are charged to expenses as incurred.

Impairment of long-lived assets with definite lives

The Group evaluates long-lived assets, including property and equipment and operating lease right-of-use assets for impairment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable from its estimated future cash flows. Recoverability is measured by comparing the carrying amount of the asset or asset group to the related projected undiscounted cash flows expected to result from the use of the assets or asset group and their eventual disposition, considering a number of factors including past operating results, budgets, economic projections, market trends and product development cycles. If the carrying amount of the assets or assets group exceeds the expected undiscounted cash flows, the Group would recognize an impairment loss based on the fair value of the assets or assets group.

The Group recorded impairment loss on property and equipment and operating lease right-of-use assets of RMB43,923 and RMB1,063,104 for the year ended December 31, 2023. The Group recorded impairment loss on property and equipment and operating lease right-of-use assets of RMB37,773 and RMB2,200,752 for the year ended December 31, 2024. The Group recorded impairment loss on property and equipment and operating lease right-of-use assets of RMB73,240 (US$10,473) and RMB2,035,277 (US$291,041) for the year ended December 31, 2025.

Impairment of long-term investment

The Group assesses impairment of equity investments without readily determinable fair values by assessment for impairment qualitatively at each reporting period. That impairment assessment is similar to the qualitative assessment for long lived assets, goodwill, and indefinite-lived tangible assets. Upon determining that impairment exists, the Group should calculate the fair value of that investment and recognize as an impairment in net income any amount by which the carrying value exceeds the fair value of the investment. For the years ended December 31, 2023, 2024 and 2025, the Group recorded impairment loss on long-term investment was RMB500,000, nil and nil, respectively.

Revenue recognition

Under ASC 606, Revenue from Contracts with Customers, the core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Group identifies its contracts with customers and all performance obligations within those contracts. The Group then determines the transaction price and allocates the transaction price to the performance obligations within the Group’s contracts with customers, recognizing revenue when, or as, the Group satisfies its performance obligations.

The following is a discussion of the Group’s revenue recognition policies by segment under the new revenue recognition accounting standard:

Internet hospital

The Internet hospital is a comprehensive remote medical service platform, especially for certain chronic disease, that connects doctors with customers through the Group’s WeChat official account and mobile apps to facilitate the doctors to provide online follow-up consultations and online prescription renewal service to the customers and also the Group sells pharmaceuticals to the customers through the Internet hospital platform.

Online consultation and prescription renewal service

Patients can consult doctors on medical issues or renew their prescriptions through Internet hospital platform. Patients could first describe their symptoms via text or picture, choose doctors based on the description of symptoms and their medical records. Based on a patient’s responses during the consultation, the doctor provides medical recommendations or advises the patient to conduct detailed examinations at hospitals and upload the results to our system for follow-up consultations. Each medical consultation lasts up to 24 hours by system default and can be terminated by the doctor upon its conclusion. The Group charges service fee to the patients at a fixed price set case-by-case based on the doctor’s rank. The Group’s performance obligation is to provide consultation services to customers. Specifically, other than consultation services there are no other commitments, quantitatively or qualitatively, related to provision of service via the online platform. Therefore, there is only one performance obligation in this type of contract. The Group recognizes the revenue on a gross basis as the Group is acting as a principal because the Group controls the services provided to the patients. The Group is able to direct registered doctors to provide service on the behalf of the Group. If the directed doctor is not able to complete the service in limited circumstances, the Group will assign another registered doctor to provide the service. In addition, the Group has the discretion in setting the prices for the services. The registered doctors are obligated to comply with the rules set by the Group when providing the service. The service revenue is recognized at the point in time when the service is rendered.

Online pharmacy sales

The Group generates revenue from online pharmacy sales through its Internet hospital. Upon the completion of a doctor’s service to a customer and the prescription drug is also applicable to the customer, a prescription drugs list will be generated automatically in the customer’s account. The patient may directly confirm the prescription drugs list and make payment, then the Group delivers the prescription drugs to the customer by third party courier companies. The performance obligation is to deliver the prescription drugs ordered by customers. Specifically, other than products delivery there are no other commitments, quantitatively or qualitatively, related to sales of products via the online platform. Therefore, there is only one performance obligation in this type of contract. The Group recognizes the revenue on a gross basis as it obtains control of the drugs upon purchase from its vendors, before transferring them to the customers. Revenue from online drug sales is recognized when prescription drugs are accepted by customers.

Pharmaceuticals supply chain

Pharmacy retail sales

The Group generates revenue from the sale of prescription drugs, over-the-counter (“OTC”) drugs, traditional Chinese medicine (“TCM”) and others in physical pharmacies. The sales price is fixed based on each transaction. No financial component, variable consideration and redeemed membership rewards. The performance obligation under the contract is to deliver the prescription drugs ordered by customers. Specifically, other than products delivery there are no other commitments, quantitatively or qualitatively, related to sales of products via pharmacy retail sales. Therefore, there is only one performance obligation in this type of contract. Revenue from sales of drugs and others at drugstores is recognized when the customer picks up and pays for the drugs and others. Usually the majority merchandise, such as prescription and OTC drugs, are not refundable after the customers leave the counter. The revenue is recognized on a gross basis as the Group obtains control of the drugs before transferring them to the customers.

Pharmacy wholesale

The Group generates revenue from selling pharmaceuticals to businesses, primarily to pharmacies and medical products dealers. The terms of pricing and payment stipulated in the contract are fixed. The performance obligation under the contract is to deliver the prescription drugs ordered by customers. Specifically, other than products delivery there are no other commitments, quantitatively or qualitatively, related to sales of products via the Company’s pharmacy wholesale business. Therefore, there is only one performance obligation in this type of contract. Revenue from sales of pharmacies to non-retail customers is recognized when the pharmaceuticals are transferred to and accepted by customers. The revenue is recognized on a gross basis as the Group obtains control of the pharmaceuticals before transferring them to the customers.

The Group’s revenue is net of value added tax (“VAT”) collected on behalf of the PRC tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the accompanying consolidated balance sheets until it is paid to the relevant PRC tax authorities.

Disaggregation of Revenue

The following table summarizes disaggregated revenue from contracts with customers by service type:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Revenue from Internet hospital
– Online pharmacy sales and other sales revenue	69,644,697	87,849,203	149,235,145	21,340,342
– Online consultation service and other service revenue	1,364,274	1,190,397	1,477,013	211,210
Subtotal	71,008,971	89,039,600	150,712,158	21,551,552

Revenue from pharmaceuticals supply chain
– Pharmacy retail sales	6,282,249	6,639,199	5,963,663	852,792
– Pharmacy wholesale	227,561,751	246,879,121	243,239,143	34,782,735
Subtotal	233,844,000	253,518,320	249,202,806	35,635,527
Total	304,852,971	342,557,920	399,914,964	57,187,079

All the Group’s revenue is recognized at a point in time. See Note 18 for more information regarding revenue disaggregation by major source in each segment.

Sales returns

The Group provides a refund policy to accept returns from customers, which varies and depends on the different products and customers. The estimated sales returns are determined based upon an analysis of historical sales returns. Return allowances are recorded as a reduction in revenues with corresponding sales return liabilities which are included in “Refund liabilities”. The estimated cost of returned inventory is recorded as a reduction to cost of revenues and an increase of right of return assets which is included in “Inventories”. As of December 31, 2024 and 2025, RMB2,080,556 and nil of refund liability associated with estimated product returns were recorded in the consolidated balance sheet, respectively.

Contract Balances

Contract liabilities are presented as advance from customers in the consolidated balance sheets, which primarily represent the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration in advance. The consideration received remains a contract liability until goods or services have been provided to the customers. Due to the generally short-term duration of the relevant contracts, the obligations are satisfied within one year. The amount of revenue recognized that was included in advance from customers at the beginning of the period were RMB2,215,981, RMB614,609 and RMB1,490,445 (US$213,131) for the years ended December 31, 2023, 2024 and 2025, respectively. The balances of advance from customers as of December 31, 2024 and 2025 was RMB1,756,046 and RMB1,591,131 (US$227,529), respectively.

In accordance with ASC340-40-25-1, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. As of December 31, 2024 and 2025, the Group does not have any contract costs.

Segment reporting

In November 2023, the FASB issued Accounting Standards Update, or ASU 2023-07 — Improvements to Reportable Segment Disclosures, which enhances the disclosures required for reportable segments in annual and interim consolidated financial statements, including additional, more detailed information about a reportable segment’s expenses. The standard is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Group adopted ASU 2023-07 for the year ended December 31, 2024, retrospectively to all periods presented in the consolidated financial statement. The adoption of this ASU had no material impact on reportable segments identified and had no effect on the Group’s consolidated financial position, results of operations, or cash flows.

ASC 280, Segment Reporting, (“ASC 280”), establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Based on the criteria established by ASC 280, our chief operating decision maker (“CODM”) has been identified as our Chief Executive Officer, who reviews operating income (loss) for each segment when making decisions about allocating resources and assessing performance of the Group. The Group operates within two main reportable segments: Internet hospital and pharmaceuticals supply chain. The Internet hospital segment includes providing online follow-up consultations and online prescription renewal service to customers and also sells prescription to customers through the Group’s website and apps. The pharmaceutical supply chain segment includes pharmacy retail sales and wholesale. The pharmacy retail sales sell prescription and over-the-counter (“OTC”) medicines, TCM and others to retail customers. The wholesale includes supplying the Group’s own retail drugstores with prescription and OTC medicines, TCM and others (which sales have been eliminated as intercompany transactions), and also selling them to other drug vendors and hospitals. The segments’ accounting policies are the same as those described in the summary of significant accounting policies. The Group’s reportable business segments are strategic business units that offer different products and services. Each segment is managed separately because they require different operations and markets to distinct classes of customers. As our long-lived assets are substantially located in the PRC, no geographical segments are presented.

Cost of revenues

Costs of revenues consist primarily of cost of goods sold. These costs are charged to the consolidated statements of operation and comprehensive loss as incurred.

Shipping and handling expense

Shipping and handling fees associated with outbound freight are expensed as incurred and included in sales and marketing expenses. Shipping and handling expense were RMB1,255,401, RMB2,237,411 and RMB1,897,818 (US$217,384) for the years ended December 31, 2023, 2024 and 2025, respectively.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. The Group follows FASB ASC Topic 740, “Income Taxes,” which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates, applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The accounting standards clarify the accounting and disclosure requirements for uncertain tax positions and prescribe a recognition threshold and measurement attribute for recognition and measurement of a tax position taken or expected to be taken in a tax return. The accounting standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties, uncertain tax provisions or interest relating to income taxes were incurred for the years ended December 31, 2024 and 2025.

Value added tax

Sales revenue represents the invoiced value of goods, net of VAT. All of the Group’s products are sold in the PRC and are subject to a VAT on the gross sales price. The VAT rates range up to 13%, depending on the type of products sold. The VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing or acquiring its finished products. The Group recorded a VAT payable net of payments in the accompanying consolidated financial statements.

Advertising and promotion costs

Advertising expenditures are expensed when incurred and are included in sales and marketing expenses, which amounted to RMB3,431,992, RMB11,102,956 andRMB19,539,893 (US$2,794,167) for the years ended December 31, 2023, 2024 and 2025, respectively.

Research and development expenses

Research and development expenses consist primarily of personnel-related expenses incurred for the enhancement and maintenance of the Group’s websites and internal use software. Depreciation expenses and other operating costs that are directly related to research and development, if any, are also included in research and development expenses. The Group recognizes research and development expenses when incurred.

Government grants

Government grants include cash subsidies received from various government agencies by the VIE and VIE’s subsidiaries of the Group. Such subsidies are generally provided as incentives from the local government to encourage the expansion of local business. The government grant is recognized in the consolidated statements of operations and comprehensive loss when the relevant performance criteria specified in the grant are met. The government grants with certain operating conditions are recorded as “other payable” when received, if any, and will be recorded as other income when the conditions are met.

Share-based compensation

The Company grants American depositary shares, or ADS to the service suppliers in exchange for consultancy and professional service and accounted for share-based compensation in accordance with ASC 718, Compensation—Stock Compensation (“ASC 718”).

Awards granted to service suppliers with service conditions are measured at fair value on the grant date and are recognized as compensation expenses over the period when the specified service were received. The Group has elected to recognize the effect of forfeitures as compensation cost when they occur. To the extent the required vesting conditions are not met which leads to the forfeiture of the share-based awards, previously recognized compensation expenses relating to such awards will be reversed. The Group has elected to recognize compensation expense using the straight-line method for all awards granted with graded vesting based on service conditions. The Group determined the fair value of the awards granted based on the closing market price of the Company’s Class A ordinary shares on the grant date.

Loss per share

Net losses are not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses. Basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted-average number of ordinary equivalent shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders, as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of ordinary shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such share would be anti-dilutive.

Related party transactions

A related party is generally defined as (i) any person and or their immediate family hold 5% or more of the Group’s securities (ii) the Group’s management and or their immediate family, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Group, or (iv) anyone who can significantly influence the financial and operating decisions of the Group. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. If the assessment of a contingency indicates that it is probable that a loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Group’s consolidated financial statements. If the assessment indicates that a potential loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Mezzanine Equity

Convertible Redeemable preferred shares

Mezzanine equity represents the Series Pre-A, Series A, Series B-1, Series B-2, Series B-3 and Series B-4 convertible redeemable preferred shares (collectively, the “Preferred Shares”) issued by the Company. Preferred Shares are redeemable at the holders’ option any time after a certain date and were contingently redeemable upon the occurrence of certain events outside of the Company’s control. Therefore, the Group classifies the Preferred Shares as mezzanine equity.

The Series Pre-A and A Preferred Share will be recorded at the higher of (i) 100% of the issue price plus a simple interest rate of 12% per annum, (ii) the amount of the issue price plus all declared but unpaid dividends; and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Series Pre-A and A Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

The Series B-1, B-2, B-3 and B-4 Preferred Share will be recorded at the higher of (i) 100% of the issue price plus a simple interest rate of 10% per annum, (ii) the amount of the issue price plus all declared but unpaid dividends; and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

Upon conversion of the Preferred Shares into ordinary shares, the carrying amount of the Preferred Shares as of the conversion date is reclassified to ordinary shares and additional paid-in capital.

Redeemable non-controlling interests

Redeemable non-controlling interests represent preferred shares financing by subsidiaries of the Group from non-controlling shareholders. As the preferred shares could be redeemed by such shareholders upon the occurrence of certain events that are not solely within the control of the Group, these preferred shares are accounted for as redeemable non-controlling interests. The Group accounts for the changes in accretion to the redemption value in accordance with ASC topic 480, Distinguishing Liabilities from Equity. The noncontrolling interest will be recorded at the higher of (1) the cumulative amount that would result from applying the measurement guidance in ASC 810-10 (i.e., initial carrying amount, increased or decreased for the noncontrolling interest’s share of net income or loss, other comprehensive income or loss, and dividends) or (2) the redemption price.

Upon conversion of the preferred shares into ordinary shares of the Company’s subsidiary, the carrying amount of the preferred shares as of the conversion date is reclassified to non-controlling interests.

Employee benefits

The full-time employees of the Group’s PRC subsidiaries are entitled to staff welfare benefits including medical care, housing fund, pension benefits and unemployment insurance, which are governmental mandated defined contribution plans. These entities are required to accrue for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant PRC regulations, and make cash contributions to the state-sponsored plans out of the amounts accrued.

Risks and uncertainties

The operations of the Group are located in the PRC. Accordingly, the Group’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Group’s operations in the PRC are subject to special considerations and significant risks not typically associated with companies in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environment and foreign currency exchange. The Group’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC.

Substantially all of the Group’s operating activities are settled in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with supporting documents.

Concentrations and credit risk

Certain financial instruments, which subject the Group to concentration of credit risk, consist of cash and restricted cash. The Group has cash balances at financial institutions located in PRC. Since March 31, 2015, balances at financial institutions and state-owned banks within the PRC are covered by insurance up to RMB500,000 (US$71,499) per bank. As of December 31, 2023, December 31, 2024 and December 31,2025, the Group had deposits totaling RMB6,681,531, RMB7,596,724 and RMB9,445,239 (US$1,350,651) that were covered by such limited insurance, respectively. Any balance over RMB500,000 (US$71,499) per bank in PRC will not be covered. To date, the Group has not experienced any losses in such accounts.

For the year ended December 31, 2025, there was one customer collectively accounted for 45.8% of the Group’s total revenue; as of December 31, 2025, there was two customers accounted for 64.9% of the Group’s gross accounts receivable. For the year ended December 31, 2024, there was one customer collectively accounted for 44.6% of the Group’s total revenue; as of December 31, 2024, there was one customer accounted for 13.6% of the Group’s gross accounts receivable. For the year ended December 31, 2023, there was one customer accounted for 56.3% of the Group’s total revenue; as of December 31, 2023, there were two customers collectively accounted for 66.1% of the Group’s gross accounts receivable. No other customers account for 10% or more of total revenue or gross account receivable of the Group except as disclosed above.

For the year ended December 31, 2025, there was two suppliers accounted for 60.6% of the Group’s total purchases; as of December 31, 2025, there four suppliers accounted for 65.8% of the Group’s accounts payable. For the year ended December 31, 2024, there was one supplier accounted for 39.1% of the Group’s total purchases; as of December 31, 2024, there one supplier accounted for 22.5% of the Group’s accounts payable. For the year ended December 31, 2023, there were two suppliers collectively accounted for 44.0% of the Group’s total purchases; as of December 31, 2023, there were two suppliers collectively accounted for 48.3% of the Group’s accounts payable. No other suppliers account for 10% or more of total purchase or account payable of the Group except as disclosed above.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees are required to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability is equal to the present value of lease payments. The asset is based on the liability, subject to certain adjustments, such as for initial direct costs. For income statement purposes, a dual model was retained, requiring leases to be classified as either operating or finance leases. Operating leases result in straight-line expense (similar to operating leases under the prior accounting standard) while finance leases result in a front-loaded expense pattern (similar to capital leases under the prior accounting standard). Lessor accounting is similar to the prior model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue standard, ASU 2014-9.

The following is a discussion of the Group’s lease policy under the new lease accounting standard:

The Group determines if an arrangement contains a lease at the inception of a contract. Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and lease liabilities represent the Group’s obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date based on the present value of the remaining future minimum lease payments. As the interest rate implicit in the Group’s leases is not readily determinable, the Group utilizes its incremental borrowing rate for a similar term as the underlying lease, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and exclude lease incentives.

The Group leases premises for retail drugstores, warehouse and offices under non-cancellable operating leases. Operating lease payments are expensed over the term of lease using straight line method. A majority of the Group’s retail drugstore leases have a 3 to 5 years term. Usually within one to three months prior to the expiration date of a lease, the Group is required to notify the lessor and has a priority to continue renting the lease property if a lessor intends to lease property. The lease itself does not have restriction or covenants. If both parties agree to continue, a new lease contract with new lease terms has to been signed by both parties. Usually the rent may increase year by year based on the lease contract. Sublease is typically not allowed. Any damage, if made by the lessee, to the property and equipment within the property has to been fixed or reimbursed by the lessee. The Group does not have any leases entered into but which have not yet commenced. The Group has historically been able to renew a majority of its drug stores leases. As of December 31, 2025, the weighted average remaining lease term is 1.97 years and the weighted average discount rate is 3.68% per annum. Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligations at the end of the leases. See Note 8 “LEASE” for additional information.

Under the terms of the lease agreements, the Group has no legal or contractual asset retirement obligations at the end of the leases. See Note 8 “LEASE” for additional information.

The Group elected the short-term lease exemption for all contracts with lease term of 12 months or less.

The Group evaluates right-of-use assets for impairment whenever events or changes in circumstances indicate that the assets might be impaired. Impairment charges for right-of-use assets were recognized of RMB1,063,104, RMB2,200,752 and RMB2,035,277 (US$291,041) for the years ended December 31, 2023, 2024 and 2025, respectively.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topics 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which improves the transparency of income tax disclosures by requiring consistent categories and greater disaggregation of information in the effective tax rate reconciliation and income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The Group adopted ASU 2023-09 for its annual period beginning January 1, 2025, on a prospectively basis. See Note 9 Income taxes, for further information.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequently to the enactment of the JOBS Act until such time as those standards apply to private companies.

In accordance with the recent updates to the accounting standards, the FASB has issued several new ASUs to enhance the clarity and consistency in financial reporting. Below is a summary of the key amendments and their effective dates:

In March 2024, the FASB issued ASU 2024-01, Compensation—Stock Compensation (Topic 718): Scope Application of Profits Interest and Similar Awards. The amended guidance added an illustrative example that includes four fact patterns to demonstrate how an entity should apply the scope guidance in paragraph 718-10-15-3 to determine whether a profits interest award should be accounted for in accordance with Topic 718. The amendments guidance is effective for annual periods beginning after December 15, 2025, and interim periods within those annual periods. The guidance can be applied either prospectively or retrospectively. The Group is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amended guidance improves the disclosures about a public business entity’s expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, SG&A, and research and development). The amended guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application. The Group is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its consolidated financial statements.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This guidance clarifies the assessment of whether a transaction should be accounted for as an induced conversion or extinguishment of convertible debt when changes are made to conversion features as part of an offer to settle the instrument. The amended guidance is effective for all entities for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The guidance can be applied either prospectively or retrospectively. The Group is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In January 2025, the FASB issued ASU 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This guidance amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption of Update 2024-03 is permitted. The Group is currently in the process of evaluating the impact this amended guidance may have on the footnotes to its consolidated financial statements.

n April 2025, the FASB issued ASU 2025-04, Compensation—Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. This Update is issued to reduce diversity in practice and improve the decision usefulness and operability of the guidance for share-based consideration payable to a customer in conjunction with selling goods or services. The amendments in this Update are effective for all entities for annual reporting periods (including interim reporting periods within annual reporting periods) beginning after December 15, 2026. Early adoption is permitted. The Group is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This Update is issued to address challenges encountered when applying the guidance in Topic 326, Financial Instruments—Credit Losses, to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. The Group is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities, which provides updated guidance on how to recognize, measure, and present government grants. The new standard is effective for interim and annual periods beginning after December 15, 2028. Early adoption is permitted. The Group is currently in the process of evaluating the impact this amended guidance may have on its consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Note 4 — ACCOUNTS RECEIVABLE, NET

Trade accounts receivable consisted of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Accounts receivable	9,180,956	19,102,831	2,731,669
Allowance for expected credit losses	(806,348)	(662,349)	(94,715)
Total	8,374,608	18,440,482	2,636,954

The following table presents movement of allowance for expected credit losses against accounts receivable:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Balance at the beginning of the year	—	846,683	806,348	115,306
Accrual/(reversal)	903,326	(40,335)	33,513	4,792
Write off	(56,643)	—	(177,512)	(25,383)
Balance at the end of the year	846,683	806,348	662,349	94,715

Note 5 — INVENTORIES

Inventory mainly consists finished goods, such as prescription drugs and over-the-counter (“OTC”) drugs, traditional Chinese medicine (“TCM”) and others, valued at RMB9,165,973 and RMB8,280,145 (US$1,184,045) as of December 31, 2024 and December 31, 2025, respectively. The Group recorded accrual of allowance for inventory valuation of RMB503,079, RMB494,459 and RMB1,883,635 (US$269,355) for the years ended December 31, 2023, 2024 and 2025, respectively.

Note 6 — OTHER RECEIVABLES, NET

Other receivables consisted of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Other deposits*	—	57,693,075	8,250,000
Other current assets**	2,681,583	3,560,759	509,182
Advance to employees***	2,206,766	1,303,893	186,454
Deposits	1,732,173	1,300,673	185,994
Prepaid expenses	837,893	1,308,166	187,065
Others	538,137	622,002	88,945
Subtotal	7,996,552	65,788,568	9,407,640
Allowance for expected credit losses	(2,677,828)	(2,270,607)	(324,692)
Total	5,318,724	63,517,961	9,082,948

*	Other deposits represent pre-paid amounts for public relation and marketing advisory agreements, which are refundable due to their cancellation or termination. As of the issuance of this financial statements, the total balance as of December 31, 2025 was fully received.

**	Other current assets represent the balance of input of value added tax (“VAT”) which will be deductible from output VAT incurred in the next twelve months.

***	Advance to employees represent cash paid in advance to employees for the business expenses that are anticipated to be incurred by the employee on behalf of the Group and loan to employees that borrowers will repay over time.

The following table presents movement of allowance for expected credit losses against other receivables:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Balance at the beginning of the year	1,446,767	1,978,995	2,677,828	382,924
Accrual	624,980	1,036,603	377,263	53,948
Reversal	(39,847)	(154,585)	(651,758)	(93,200)
Write off	(52,905)	(183,185)	(132,726)	(18,980)
Balance at the end of the year	1,978,995	2,677,828	2,270,607	324,692

Note 7 — PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Leasehold improvements	4,758,936	4,758,936	680,519
Office equipment and furniture	5,707,482	5,709,799	816,491
Motor vehicles	813,577	1,661,721	237,623
Total property and equipment	11,279,995	12,130,456	1,734,633
Less: Accumulated depreciation and amortization	10,733,082	10,732,962	1,534,794
Less: Impairment	85,551	150,926	21,582
Property and equipment, net	461,362	1,246,568	178,257

Total depreciation expense for property and equipment was RMB112,092, RMB134,510 and RMB149,307 (US$21,351) for the years ended December 31, 2023, 2024 and 2025, respectively.

The following table presents movement of impairment of property and equipment:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Balance at the beginning of the year	40,163	49,987	85,551	12,234
Accrual	43,923	37,773	73,240	10,473
Write off	(34,099)	(2,209)	(7,865)	(1,125)
Balance at the end of the year	49,987	85,551	150,926	21,582

Note 8 — LEASE

The Group leases office space, warehouse and pharmacy from third parties.

The Group does not have any finance lease for the years ended December 31, 2023, 2024 and 2025. As of December 31, 2024 and 2025, the Group recognized the following items related to operating leases in its consolidated balance sheet.

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Right-of-use assets	3,818,363	4,236,029	605,744
Less: impairment	3,818,363	4,236,029	605,744
Right-of-use assets, net	—	—	—

LIABILITIES
Operating lease liabilities – current	1,388,863	1,545,002	220,932
Operating lease liabilities – non-current	1,672,218	1,294,510	185,112

As of December 31, 2024 and 2025, the operating lease’s weighted average remaining lease term was 2.24 years and 1.97 years, respectively. As of December 31, 2024 and 2025, and weighted average discount rate was 5.02% and 3.68% per annum, respectively.

The following table presents movement of impairment of operating lease right-of-use assets:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Balance at the beginning of the year	5,197,770	3,877,501	3,818,363	546,018
Accrual	1,063,104	2,200,752	2,035,277	291,041
Write off	(2,383,373)	(2,259,890)	(1,617,611)	(231,315)
Balance at the end of the year	3,877,501	3,818,363	4,236,029	605,744

Cash flow information related to leases consists of the following:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating cash payments for operating leases	1,360,684	1,181,260	1,603,603	229,312

The minimum future lease payments as of December 31, 2025 are as follows:

	Operating leases
	RMB	US$
For the years ending December 31,
2026	1,625,117	232,389
2027	1,175,328	168,070
2028	148,114	21,180
Total future lease payments	2,948,559	421,639
Less: Imputed interest	109,047	15,595
Total lease liability balance	2,839,512	406,044

Note 9 — TAXES

Composition of income tax

Cayman Islands

Under the current laws of the Cayman Islands, the Group and its intermediate holding companies in the Cayman Islands are not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Group or its subsidiaries in the Cayman Islands to their shareholders, no withholding tax will be imposed.

Hong Kong

Pom (HK) is incorporated in Hong Kong and is subject to Hong Kong profits tax rate. Under the two-tiered profits tax rates regime, the first HK$2 million of profits of the qualifying group entity will be taxed at 8.25%, and the remaining profits will be taxed at 16.5%. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

Under the Enterprise Income Tax (“EIT”) Law in the PRC, the unified EIT rate for domestic enterprises and foreign invested enterprises is 25%, except for available preferential tax treatments, including tax concession for enterprise approved as “High and New Technology Enterprise” (“HNTE”). EIT grants preferential tax treatment to HNTEs at a rate of 15%, subject to a requirement that they re-apply for HNTE status every three years. Qilekang Digital Health obtained the HNTE certificate in December 2021 and enjoyed a preferential income tax rate at 15% from calendar year 2021 to 2023. In November 2024, the company renewed the certificate and enjoyed a preferential income tax rate at 15% from calendar year 2024 to 2026 together with its Beijing branch.

For qualified small and low-profit enterprises, from January 1, 2023 to December 31, 2027, 25% of the first RMB 3.0 million of the assessable profit before tax is subject to the tax rate of 20%. For the year ended December 31, 2023, 2024 and 2025, some PRC subsidiaries are qualified small and low-profit enterprises, and thus are eligible for the above preferential tax rates for small and low-profit enterprises.

In accordance with the disaggregation requirements of ASU 2023-09 adopted by the Company, income (loss) before income tax expense for the year ended December 31, 2025, is attributable to the following geographic locations:

	For the Years Ended December 31,
	2025	2025
	RMB	US$
PRC	(81,588,226)	(11,666,960)
Cayman	(49,347,867)	(7,056,651)
Hong Kong	4,547	650
Total loss before income tax expense	(130,931,546)	(18,722,961)

For the years ended December 31, 2023 and 2024, which represent periods prior to the adoption of ASU 2023-09, the current and deferred components of income tax expenses which were substantially attributable to the Company’s VIE and VIE’s subsidiaries, are as follows:

For the Years Ended December 31,
	2023	2024
	RMB	RMB
Current income tax expense	—	—
Deferred income tax expense	—	—
Total income tax expense	—	—

For the year ended December 31, 2025, following the adoption of ASU 2023-09 on a prospective basis, the current and deferred components of income tax expenses, disaggregated by jurisdiction, are as follows:

	For the Years Ended December 31,
	2025	2025
	RMB	US$
Current income tax expense
PRC	—	—
Cayman	—	—
Hong Kong	375	54
Total current tax expense (benefit)	375	54
Deferred income tax expense
PRC	—	—
Cayman	—	—
Hong Kong	—	—
Total deferred tax expense (benefit)	—	—
Total income tax expense/(benefit)
PRC	—	—
Cayman	—	—
Hong Kong	375	54
Total income tax expense	375	54

The reconciliation of taxes at the PRC statutory rate to our provision for income taxes for the years ended December 31, 2023 and 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows:

	For the Years Ended December 31,
	2023	2024
	%	%
PRC income tax statutory rate	25.00%	25.00%
Non-deductible expenses	(10.76)%	(8.04)%
Non-deductible interest expense	(9.83)%	(6.19)%
Non-deductible entertainment expense	(0.67)%	(1.19)%
Others	(0.26)%	(0.66)%
Effect of preferential tax rate	(6.21)%	(6.40)%
Prior year true up of NOL	(31.15)%	(1.93)%
Expiration of NOL	(2.38)%	(5.42)%
Change in valuation allowance	25.50%	(3.21)%
Income tax expense	—	—

Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 3, Summary of Significant Accounting Policies, the reconciliation of taxes at the PRC statutory rate to our provision for income taxes for the year ended December 31, 2025 was as follows (in RMB, except for percentages):

	For the Years Ended December 31, 2025
	RMB	US$	%
Loss before income tax expense	(130,931,546)	(18,722,961)	100.00%
PRC income tax statutory rate	25.00%	25.00%	25.00%
Computed income tax benefit with PRC statutory income tax rate	(32,732,887)	(4,680,740)	25.00%
Domestic tax effects
Non-deductible expenses	3,698,281	528,846	(2.82)%
Non-deductible interest expense	2,730,350	390,435	(2.09)%
Non-deductible entertainment expense	675,841	96,644	(0.52)%
Others	292,090	41,767	(0.22)%
Effect of preferential tax rate	6,058,580	866,365	(4.63)%
Prior year true up of NOL	1,073,852	153,559	(0.82)%
Expiration of NOL	7,824	1,120	(0.01)%
Changes in tax rates enacted in the current period	—	—	—
Change in valuation allowance	9,558,144	1,366,796	(7.30)%
Foreign tax effects	12,336,581	1,764,108	(9.42)%
Statutory tax rate diﬀerence between Cayman and PRC	12,336,967	1,764,163	(9.42)%
Statutory tax rate diﬀerence between HK and PRC	(386)	(55)	(0.00)%
Income tax expense	375	54	(0.00)%

For the year ended December 31, 2025, following the adoption of ASU 2023-09 on a prospective basis, the income taxes paid by jurisdiction is as follows

For the Years Ended December 31,
	2025	2025
	RMB	US$
PRC	—	—
Cayman	—	—
Hong Kong	—	—
Total	—	—

The tax effects of temporary differences and net operating losses that give rise to the deferred tax balances at December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Deferred tax assets:
Credit loss provision	575,804	474,037	67,786
Inventory reserve	121,492	455,194	65,092
Impairment of long-term investment	75,000	—	—
Impairment of fixed asset	—	10,986	1,571
Lease liability	606,798	561,916	80,353
Accrued payroll payable	1,179,467	1,204,540	172,247
Net operating loss carry forwards	82,023,102	91,433,134	13,074,764
Total deferred tax assets	84,581,663	94,139,807	13,461,813
Valuation allowance	(84,581,663)	(94,139,807)	(13,461,813)
Deferred tax assets, net	—	—	—

Changes in valuation allowance are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Balance at beginning of the year	83,381,457	84,581,663	12,095,017
Expiration of NOL	(2,023,361)	(7,824)	(1,119)
Addition	4,185,912	10,639,820	1,521,474
Prior year true up of NOL	(720,312)	(1,073,852)	(153,559)
Deregistration	(696)	—	—
Change of tax rates	(241,337)	—	—
Balance at end of the year	84,581,663	94,139,807	13,461,813

According to PRC tax regulations, the PRC enterprise net operating loss can generally carry forward for no longer than five years, and HNTE’s net operating losses can be carried forward for no more than ten years, starting from the year subsequent to the year in which the loss was incurred. Carryback of losses is not permitted. As of December 31, 2023 and December 31, 2024 and December 31,2025, tax-loss carry-forwards amounted to RMB531,724,823, RMB543,607,595 and RMB653,688,798 (US$93,476,255) respectively. As of December 31, 2025, net operating loss carryforwards from PRC will expire in calendar years 2026 through 2035 if not utilized.

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. Under the applicable accounting standards, management has considered the Group’s history of losses and concluded that it is more likely than not that the Group will not generate future taxable income prior to the expiration of the majority of net operating losses. Accordingly, as of December 31, 2024 and 2025, a RMB84,581,663 and RMB94,139,807 (US$13,461,813) valuation allowance has been established respectively.

Uncertain tax positions

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended December 31, 2023, 2024 and 2025, the Company did not incur any interest and penalties related to potential underpaid income tax expenses.

As of December 31, 2025, the tax years ended December 31, 2020 through 2024 for the Group’s subsidiaries in the PRC and the VIEs are generally subject to examination by the PRC tax authorities.

Note 10 — SHARE-BASED COMPENSATION

In February 2025, we adopted the 2025 Share Incentive Plan, or the 2025 Plan, for the purpose of granting share-based compensation awards to selected directors, employees and other eligible persons to incentivize their performance and align their interests with the Group. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2025 Plan is 3,317,204.

On November 28, 2025, the Group entered service agreements with three suppliers to obtain specified consultancy and professional services to improve the Group’s marketing, administrative and research and development capabilities. In exchange for service acquired, the Group granted American depositary shares, or ADS to the suppliers. The agreements only contain service conditions and the grantees are generally subject to a vesting schedule of one year, under which the grantee earns an entitlement to vest a certain percentage of ADSs granted at the end of each phase of completed service. The share-based agreements signed with the suppliers contained forfeiture policy and the granted ADS becomes fully vested and nonforfeitable only after the suppliers provide the corresponding service.

On November 28, 2025, the grant date, the fair value of one ADS was US$4.32 (equivalently to US$25.92 per share) which was closing market price of NASDAQ. As of December 31, 2024, no ADSs were granted. As of December 31, 2025, the Group granted a total of 15,000,000 ADSs (equivalently to 2,500,000 Class A ordinary shares). The total fair value of the ADSs granted was RMB453,152,880 (US$64,800,000) as of grant date.

A summary of the Group’s ADS activity under the plans for the years ended December 31, 2024 and 2025 is presented as follows:

	Number of shares	Weighted Average Grant-date fair value US$	Weighted Average Remaining terms (Years)	Grant-date fair value of ADS
				RMB	US$
Outstanding as of January 1, 2024, December 31, 2024 and January 1, 2025	—	—	—	—	—
Granted	2,500,000	25.92		453,152,880	64,800,000
Vested	—	—	—	—	—
Forfeited	—	—	—	—	—
Outstanding as of December 31, 2025	2,500,000	25.92	0.96	453,152,880	64,800,000

The unrecognized based-based compensation expense for ADSs granted to service suppliers, maybe adjusted for actual forfeitures occurring in the future, were nil which are expected to be recognized over a weighted-average period of nil and 0.96 years as of December 31, 2024 and 2025, respectively. The unrecognized employee based-based compensation expense for ADSs granted, maybe adjusted for actual forfeitures occurring in the future, were nil and RMB437,081,058 (US$62,501,760) which are expected to be recognized over the period of service provided as of December 31, 2024 and 2025, respectively.

The allocation of total share base payments expenses for service suppliers was set forth as follows:

	For the years ended December 31,
	2024	2025
	RMB	RMB	US$
Service suppliers:
Selling and marketing expenses	—	8,026,612	1,147,790
General and administrative expenses	—	8,397,071	1,200,765
Total share compensation for service suppliers:	—	16,423,683	2,348,555

Note 11 — LOANS FROM THIRD PARTIES

As of December 31, 2025	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Short-term loans from third parties(a)	610,637	87,320	Due on demand	N/A	N/A

As of December 31, 2025	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Long-term loans from third parties, noncurrent
Ping Fang(b)	2,000,582	286,079	December 31, 2027	RMB16,000 per month (approximately 9.6% per annum)	N/A

As of December 31, 2025	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Long-term loans from third parties, current
Xueyi Xie(c)	200,000	28,600	December 31, 2026	N/A	N/A

As of December 31, 2024	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Short-term loans from third parties(a)	6,905,558	Due on demand	N/A	Partially guaranteed by Zhenyang Shi and Li Xu
	4,646,056	From January to August 2025	From 0% to 18%	Partially Guaranteed by Zhenyang Shi
Total	11,551,614

As of December 31, 2024	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Long-term loans from third parties, current
Ping Fang	2,000,582	August 31, 2025	RMB16,000 per month (approximately 9.6% per annum)	Guaranteed by three related parties, including Dexiang Wei, Guoji Luo, Yongan Zhong and one management of the Group
Haiming Luo	119,500	February 28, 2025, monthly pay RMB8,333	RMB6,000 per month	Guaranteed by three related parties, including Dexiang Wei, Guoji Luo, Yongan Zhong and one management of the Group
Xueyi Xie	200,000	December 31, 2025	N/A	N/A
Total	2,320,082

(a)	For the years ended December 31, 2024 and 2025, the Group entered into various loans agreements with individuals for an aggregated amount of RMB19,856,630 and RMB 2,951,275 (US$422,027), respectively, to facilitate its business operations. During the years ended December 31, 2024 and 2025, the Group did not fully repay the loans which were due on demand, and these entity and individuals may request the Group to repay the loan at any time.

(b)	The loan was renewed in 2025 with maturity date of December 31, 2027.

(c)	The loan was renewed in 2025 with maturity date of December 31, 2026.

Interest expenses of the loans from third parties for the years ended December 31, 2023, 2024 and 2025 amounted to RMB946,461, RMB623,866 and RMB799,239 (US$114,290) respectively.

As of December 31, 2025, the Group’s future obligations for the loans from third parties according to the terms of the loans are as follows:

For the Years ending December 31,	RMB	US$
2026	1,002,637	143,375
2027	2,192,582	313,535
Total future loan payments	3,195,219	456,910
Less: Imputed interest	384,000	54,911
Total loans from third parties	2,811,219	401,999

Note 12 — LOANS

Outstanding balances of loan consist of the following:

As of December 31, 2025	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Short-term bank loans
Industrial Bank Co., Ltd. (b)	25,000,000	3,574,952	From April 15, 2026 to November 20, 2026	3.4% & 3.5%	Guarantee: Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Modern Logistics, and Qilekang Digital Health
Agricultural Bank of China(a)	3,000,000	428,994	January 21, 2026	3.15%	Co-borrower: Zhenyang Shi
Bank of Guangzhou	3,000,000	428,994	June 5, 2026	3.80%	Guarantee: Qilekang Modern Logistics, Zhenyang Shi and Li Xu
China Guangfa Bank	8,000,000	1,143,985	From September 21, 2026 to October 15, 2026	3.20%	Guarantee: Zhenyang Shi, Li Xu, and Qilekang Modern Logistics
Bank of Communications	6,000,000	857,989	August 11, 2026	3.20%	Guarantee: Zhenyang Shi, Li Xu and Qilekang Digital Health
Industrial and Commercial Bank of China	3,000,000	428,994	November 30, 2026	3.11%	N/A
China CITIC Bank	5,000,000	714,991	December 22, 2026	4.00%	Guarantee: Qilekang Digital Health, Zhenyang Shi and Li Xu
Total	53,000,000	7,578,899

Long-term bank loans, current
Agricultural Bank of China. (c)	200,000	28,600	December 21, 2026	3.35%	Guarantee: Zhenyang Shi and Li Xu
Bank of Jiujiang (e)	500,000	71,499	September 16, 2026	5.00%	Guarantee: Zhenyang Shi and Qilekang Modern Logistics
China Resource Bank of Zhuhai (d)	600,000	85,799	September 21, 2026	3.85%	Guarantee: Zhenyang Shi, Li Xu and Qilekang Modern Logistics
Bank of Jiujiang (a)	2,400,000	343,195	March 15, 2026	4.95%	Guarantee: Qilekang Digital Health and Zhenyang Shi
Total	3,700,000	529,093
Long-term bank loans, noncurrent
Agricultural Bank of China	1,700,000	243,097	August 31, 2028	3.35%	Guarantee: Zhenyang Shi and Li Xu
Bank of Jiujiang	4,500,000	643,491	September 16, 2028	5.00%	Guarantee: Zhenyang Shi and Qilekang Modern Logistics
China Resource Bank of Zhuhai	4,800,000	686,391	October 18, 2027	3.85%	Guarantee: Zhenyang Shi, Li Xu and Qilekang Modern Logistics
Total	11,000,000	1,572,979

As of December 31, 2025	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Long-term loans, current
Xi’an Changtao Network Small Loan Co., Ltd.(f)	10,000,000	1,429,981	December 31, 2026	20.04%	Guaranteed by five related parties, including Zhenyang Shi, Li Xu, Guoji Luo, Wanmei Shi, Yongan Zhong and five managements of the Group

(a)	The bank loans were fully repaid till the filing of this report.

(b)	The balance of RMB20 million as of December 31, 2025 was repaid till March 9 2026 and March 12, 2026.

(c)	The balance of RMB50 Thousand as of December 31, 2025 was repaid till March 23 2026.

(d)	The balance of RMB0.3 million as of December 31, 2025 was repaid till March 21 2026.

(e)	The balance of RMB0.25 million as of December 31, 2025 was repaid till March 16 2026.

(f)	The loan was renewed in 2025 with maturity date of December 31, 2026.

As of December 31, 2024	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Short-term bank loans
Industrial Bank Co., Ltd.	18,000,000	From April 22, 2025 to June 24, 2025	From 3.8% to 3.90%	Guarantee: Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Modern Medicine, and Qilekang Digital Health
Shanghai Pudong Development Bank	10,000,000	March 04, 2025	4.90%	Co-borrower: Zhenyang Shi
Zhejiang Wangshang Bank Co., Ltd.	1,958,333	November 23, 2025 to December 23, 2025	From 8.62% to 10.80%	Guarantee: Wanmei Shi
China CITIC Bank	5,000,000	December 27, 2025	4.10%	Guarantee: Zhenyang Shi, Li Xu, Dazi Nuojin Enterprise Management Consulting Co., Limited, Tibet Huijian Management Consulting Partnership (Limited Partnership) (previously known as Dazi Jinnuo Huijian Investment Management Partnership Enterprise (Limited Partnership)) Collateral: Zhenyang Shi’s real estate
Total	34,958,333

Long-term bank loans, current	-
Bank of Jiujiang	300,000	March 15, 2025	5.40%	Guarantee: Qilekang Digital Health and Zhenyang Shi

As of December 31, 2024	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Long-term bank loans
Bank of Jiujiang	2,400,000	March 15, 2026	5.40%	Guarantee: Qilekang Digital Health and Zhenyang Shi
China Resource Bank of Zhuhai	6,000,000	October 18, 2027	3.85%	Guarantee: Zhenyang Shi, Li Xu and Qilekang Modern Mechine
Total	8,400,000

Long-term loans, current
Xi’an Changtao Network Small Loan Co., Ltd.	10,000,000	December 31, 2025	20.04%	Guaranteed by five related parties, including Zhenyang Shi, Li Xu, Guoji Luo, Wanmei Shi, Yongan Zhong, and five managements of the Group

Interest expenses of the bank loans and loans from other financial institutions for the years ended December 31, 2023, 2024 and 2025, amounted to RMB3,002,241, RMB3,632,425 and RMB3,940,362 (US$563,464) respectively.

As of December 31, 2025, the Group’s future obligations for loans from banks and other financial institutions, according to the terms of the loans are as follows:

For the Years ending December 31,	RMB	US$
2026	70,283,323	10,050,382
2027	5,865,377	838,738
2028	5,675,373	811,567
Total future loan payments	81,824,073	11,700,687
Less: imputed interest	4,124,073	589,735
Total bank loans and loans from other financial institutions	77,700,000	11,110,952

Note 13 — RELATED PARTIES BALANCE AND TRANSACTIONS

Name of related parties	Relationship with the Group
Nanjing Benyu Investments Management Limited	A company controlled by the management of a shareholder of the Group
Guangzhou Shennong Xuanpin Products Sales Co., Ltd.	A company controlled by the management of the Group
Guangzhou Zhiyao Cloud Technology Co., Ltd. (previously known as Guangzhou Guozhi Pharmaceutical Co., Ltd.)	A company controlled by the management of the Group
Guangzhou Aopolikang Biotechnology Co., Ltd.	A company controlled by the management of the Group
Guangzhou Liwan Linghai Medical Outpatients Department	A company invested by the Group
Guangzhou Aixiangbao Investment Limited Liability Partnership	A company controlled by the management of the Group
Chunong Diet Therapy (Guangzhou) Sales Co., Ltd.	A company controlled by the management of the Group
Zhenyang Shi	Chief Executive Officer (“CEO”) of the Group
Li Xu	CEO’s spouse
Wanmei Shi	CEO’s sister
Aihua Peng	Close relative of the management of a shareholder
Guoji Luo	Management of the Group
Yongan Zhong	Management of the Group
Dexiang Wei	Management of the Group
Yi Zhi	Management of the Group
Tibet Huijian Management Consulting Partnership (Limited Partnership) (previously known as Dazi Jinnuo Huijian Investment Management Partnership Enterprise (Limited Partnership))	A shareholder’s related party
Jiangsu Gaotou Bangsheng Venture Capital Partnership (Limited Partnership)	A shareholder of the Group
Nanjing Bangsheng Juyuan Venture Capital Partnership (Limited Partnership) (formerly known as Nanjing Bangsheng Juyuan Investment Management Partnership (Limited Partnership))	A shareholder of the Group
Guangdong Qicheng Youth Venture Capital Partnership (L.P.)	A shareholder of the Group
Guangzhou Golden Pomegranate Digital Media Co., Ltd. (before June 11, 2024)	A company controlled by the management of the Group

Name of related parties	Relationship with the Group
Shanghai Guohong Kaiyuan Investment Center (Limited Partnership)	A shareholder of the Group
Shanghai Chuangye Jieli Taili Venture Capital Center (L.P.)	A shareholder of the Group
Dan Hong (H.K.) Technology Limited	A shareholder of the Group
Shanghai Zhongwei Anjian Venture Capital Investment LLP (Limited Partnership)	A shareholder of the Group
Beijing HongShan Enterprise Information Management Consulting Center (Limited Partnership) (formerly known as Beijing Sequoia Enterprise Information Management Consulting Center (Limited Partnership))	A shareholder of the Group
Guangdong Ginkgo Guangbo Venture Capital Partnership (L.P.)	A shareholder of the Group
Shanghai Jinglin Jinghui Equity Investment Center (L.P.)	A shareholder of the Group
Shenzhen Sharing Precision Medical Investment Partnership (Limited Partnership)	A shareholder of the Group
Zhuhai Huajin Chuangying No.1 Equity Investment Fund Partnership (Limited Partnership)	A shareholder of the Group
Alps Innovation Limited	A shareholder of the Group
Neijiang Yunrui Investment Partnership (Limited Partnership)	A shareholder of the Group
Beijing Gaotejia Technology Partnership (Limited Partnership)	A shareholder of the Group
General technology Group Investment Management Co., Ltd.	A shareholder of the Group
Nova Compass Investment Limited	A shareholder of the Group
Guangzhou Hikvision Enterprise Management Consulting Service Partnership Enterprise (Limited Partnership)	A company controlled by the management of the Group
Guangzhou Qingbai Operation Management Co., Ltd.	A company controlled by the management of the Group
Guangzhou Pet Vision Information Technology Co., Ltd. (formerly known as Guangzhou Brother Youyi Business Internet Co. Ltd.) (after August 22, 2025)	A company controlled by the management of the Group

a) Accounts receivable — a related party

As of December 31, 2024 and 2025, the amount of accounts receivable — a related party consisted of the followings:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Guangzhou Zhiyao Cloud Technology Co., Ltd. (previously known as Guangzhou Guozhi Pharmaceutical Co., Ltd.)	424,259	831,436	118,894

b) Accounts payable — a related party

As of December 31, 2024 and 2025, the amount of accounts payable — a related party consisted of the followings:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Guangzhou Aopolikang Biotechnology Co., Ltd.	25,891	7,296	1,043

c) Amount due from related parties

The balance of due from related parties represents advances to the related parties. The balances advanced to the related parties are unsecured, non-interest bearing and due on demand. As of December 31, 2024 and 2025, amount due from related parties consisted of the followings:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Li Xu	99,610	—	—
Yi Zhi	25,676	185,676	26,551
Guangzhou Zhiyao Cloud Technology Co., Ltd. (previously known as Guangzhou Guozhi Pharmaceutical Co., Ltd.)	819,977	256,259	36,645
Guangzhou Liwan Linghai Medical Outpatients Department	4,687,724	3,040,772	434,825
Wanmei Shi	—	154,332	22,069
Total amount due from related parties	5,632,987	3,637,039	520,090

As of the filing of this report, partial collection has been made in respect of the amount due from Guangzhou Zhiyao Cloud Technology Co., Ltd. (previously known as Guangzhou Guozhi Pharmaceutical Co., Ltd.), the amount due from Guangzhou Liwan Linghai Medical Outpatients Department has been collected in full, and no collection has been made for the remaining amounts due from other relevant parties.

d) Amount due to related parties

As of December 31, 2024 and 2025, amount due to related parties consisted of the followings:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Zhenyang Shi*	25,739,395	32,376,056	4,629,714
Wanmei Shi	75,667	—	—
Aihua Peng*	6,881,778	7,674,638	1,097,459
Yongan Zhong	1,200	1,200	172
Nanjing Benyu Investments Management Limited*	4,017,178	4,675,397	668,573
Li Xu	—	30,500	4,361
Dexiang Wei*	66,533	56,533	8,084
Guoji Luo*	44,089	44,089	6,305
Guangzhou Shennong Xuanpin Products Sales Co., Ltd.	3,170	—	—
Guangzhou Pet Vision Information Technology Co., Ltd. (formerly known as Guangzhou Brother Youyi Business Internet Co. Ltd.) (after August 22, 2025)	—	1,108,451	158,506
Total amount due to related parties	36,829,010	45,966,864	6,573,174

*	The balances represent interest payable of the loans from the related parties. The balances are expected to be settled in accordance with the terms of the loans.

The above balances are without interest-bearing. Except interest payable, other balances due to related parties are due on demand.

e) Loans from related parties

As of December 31, 2025	Balance		Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB	US$
Loans from related parties, current
Nanjing Benyu Investments Management Limited****	3,000,000	428,994	June 30, 2026	10.00%	N/A
Aihua Peng	3,950,000	564,842	Due on demand	20.00%
Wanmei Shi	21,000	3,003	Due on demand	N/A
Li Xu	7,984,182	1,141,723	Due on demand	N/A	N/A
Yongan Zhong	2,685	384	Due on demand	N/A	N/A
Dexiang Wei***	184,087	26,324	Due on demand	N/A	N/A
Guoji Luo***	56,355	8,059	Due on demand	N/A	N/A
Total	15,198,309	2,173,329
Loans from related parties, noncurrent
Guangzhou Aixiangbao Investment Limited Liability Partnership*	221,040,859	31,608,422	August 10, 2030	N/A	N/A
Zhenyang Shi**	135,350,000	19,354,793	December 31, 2030	4.90%	N/A
Total	356,390,859	50,963,215

*	On August 10, 2021, the Group entered into tripartite agreements with Focus Media, Inc (“Focus Media”) and Guangzhou Aixiangbao Investment Limited Liability Partnership (“Aixiangbao”), 100% owned by Mr. Shi, pursuant to which the Group is released from being the obligor to Focus Media under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of the Group in the amount of RMB221.0 million, among which included payables ofRMB214.5 million for the year of 2020 and RMB6.5 million for the year of 2021. On September 10, 2021, the Group reached an agreement with Aixiangbao, pursuant to which the Group will not be required to repay the liability for five years and after then Aixiangbao can only require the Group to repay the liability in a non-cash method. In 2025, the agreement was renewed with maturity date of August 10, 2030.
**	The purpose of obtaining loans from Zhenyang Shi is to maintain the daily operation of the Group. In 2025, the loan was renewed with maturity date of December 31, 2030.
***	The related party loan balance as of December 31, 2024 with Dexiang Wei, Guoji Luo were partially repaid during twelve months ended December 31, 2025.
****	In 2025, the loan was renewed with maturity date of June 30, 2026.

As of December 31, 2024	Balance	Maturity Date	Effective Interest Rate	Collateral/ Guarantee
	RMB
Loans from related parties, current
Nanjing Benyu Investments Management Limited	7,100,000	June 30, 2025	10.00%	N/A
Aihua Peng	4,040,000	Due on demand	20.00%	N/A
Wanmei Shi	21,000	Due on demand	N/A	N/A
Li Xu	1,537,872	October 18, 2025	8.88%	N/A
Yongan Zhong	2,685	Due on demand	N/A	N/A
Dexiang Wei***	339,450	Due on demand	N/A	N/A
Guoji Luo***	780,868	Due on demand	N/A	N/A
Total	13,821,875
Loans from related parties, noncurrent
Guangzhou Aixiangbao Investment Limited Liability Partnership*	221,040,859	August 10, 2026	N/A	N/A
Zhenyang Shi**	135,650,000	December 31, 2026	4.90%	N/A
Total	356,690,859

*	On August 10, 2021, the Group entered into tripartite agreements with Focus Media, Inc (“Focus Media”) and Guangzhou Aixiangbao Investment Limited Liability Partnership (“Aixiangbao”), 100% owned by Mr. Shi, pursuant to which the Group is released from being the obligor to Focus Media under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of the Group in the amount of RMB221.0 million, among which included payables of RMB214.5 million for the year of 2020 and RMB6.5 million for the year of 2021. On September 10, 2021, the Group reached an agreement with Aixiangbao, pursuant to which the Group will not be required to repay the liability for five years and after then Aixiangbao can only require the Group to repay the liability in a non-cash method.
**	The purpose of obtaining loans from Zhenyang Shi is to maintain the daily operation of the Group.
***	The Company entered new related party loan agreements with these related parties during the year ended December 31, 2024 due on demand and no interest bearing. The related party loan balance as of December 31, 2023 with Dexiang Wei, Guoji Luo, Suna Yan and Guangzhou Golden Pomegranate Digital Media Co., Ltd. were fully repaid during twelve months ended December 31, 2024.

Interest expenses of loans from related parties for the years ended December 31, 2023, 2024 and 2025 amounted to RMB9,900,417, RMB8,621,249 and RMB 8,118,160 (US$1,160,881), respectively.

As of December 31, 2025, the Group’s future obligations for loans from related parties according to the terms of the loans are as follows:

For the Year ending December 31,	RMB	US$
2026	22,770,459	3,256,131
2027	6,632,150	948,385
2028	6,632,150	948,385
2029	6,632,150	948,385
2030	363,023,009	51,911,600
Total future loan payments	405,689,918	58,012,886
Less: Imputed interest	34,100,750	4,876,342
Total loans from related parties	371,589,168	53,136,544

f) Sales to a related party

		For the Years Ended December 31,
	Nature	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Guangzhou Zhiyao Cloud Technology Co., Ltd. (previously known as Guangzhou Guozhi Pharmaceutical Co., Ltd.)	Drug sales	123,073	1,229,139	555,262	79,401

g) Purchase from a related party

		For the Years Ended December 31,
	Nature	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Guangzhou Aopolikang Biotechnology Co., Ltd.	Drug purchase	142,031	25,499	9,041	1,293

h) Advertising service provided from a related party

		For the Years Ended December 31,
	Nature	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Guangzhou Zhiyao Cloud Technology Co., Ltd.	Advertising service	—	—	546,060	78,086

i) Consulting service provided from a related party

		For the Years Ended December 31,
	Nature	2023	2024	2025	2025
		RMB	RMB	RMB	US$
Guangzhou Aopolikang Biotechnology Co., Ltd.	Consulting service	431,346	—	—	—

i)  Guarantee provided from related parties

As of December 31, 2025, the loans from Industrial Bank Co., Ltd. were of total amount of RMB25.0 million, with interest rates are 3.40% and 3.50% per annum. The loans were guaranteed by Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Modern Logistics and Qilekang Digital Health.

As of December 31, 2025, the loans fromAgricultural Bank of China were of total amount of RMB3.0 million, with interest rate is 3.15% per annum. The loans were guaranteed by Zhenyang Shi.

As of December 31, 2025, the loans from Bank of Guangzhou Co., Ltd. were of total amount of RMB3.0 million, with interest rate is 3.80% per annum. The loans were guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics.

As of December 31, 2025, the loans from China Guangfa Bank Co., Ltd. were of total amount of RMB8.0 million, with interest rate is 3.20% per annum. The loans were guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics.

As of December 31, 2025, the loan from Bank of Communications were of total amount of RMB6.0 million, with interest rate is 3.20% per annum. The loan was guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics.

As of December 31, 2025, the loans from China CITIC Bank were of total amount of RMB5.0 million, with interest rate is 4.00% per annum. The loans were guaranteed by Qilekang Digital Health,Zhenyang Shi and Li Xu.

As of December 31, 2025, the loans from Agricultural Bank of China Co., Ltd. Guangzhou International Pharmaceutical Port Sub-branch; were of total amount of RMB1.9 million, with interest rate is 3.55% per annum. The loans were guaranteed by Zhenyang Shi and Li Xu.

As of December 31, 2025, the loans from Bank of Jiujiang were of total amount of RMB5.0 million, with interest rate is 5.00% per annum. The loans were guaranteed by Zhenyang Shi and Qilekang Modern Logistics.

As of December 31, 2025, the loans from Zhuhai China Resources Bank Co., Ltd. were of total amount of RMB5.4 million, with interest rate is 3.85% per annum. The loans were guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics.

As of December 31, 2025, the loans from Bank of Jiujiang were of total amount of RMB2.4 million, with interest rate is 4.95% per annum. The loans were guaranteed by Qilekang Digital Health and Zhenyang Shi.

j)  Interest expense to related parties

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Zhenyang Shi	7,361,275	6,672,018	6,636,661	949,030
Li Xu	288,000	265,872	30,420	4,350
Wanmei Shi	66,000	—	—	—
Guoji Luo	4,800	—	—	—
Nanjing Benyu Investments Management Limited	810,000	766,789	658,219	94,124
Aihua Peng	1,265,096	916,570	792,860	113,377
Guangzhou Zhiyao Cloud Technology Co., Ltd. (previously known as Guangzhou Guozhi Pharmaceutical Co., Ltd.)	105,246	—	—	—
Total	9,900,417	8,621,249	8,118,160	1,160,881

Note 14 — CONVERTIBLE REDEEMABLE PREFERRED SHARES

Series Pre-A Preferred Shares

On December 19, 2014, Dazinuojin Enterprise Management Consulting Co., Ltd. (formerly known as Dazi Jinnuo Investment Management Consulting Co., Ltd.) (“Dazi Jinnuo”), Jiangsu Gaotou Bangsheng Venture Capital Partnership (Limited Partnership) (“Jiangsu Gaotou”), Nanjing Bangsheng Juyuan Venture Capital Partnership (Limited Partnership) (formerly known as Nanjing Bangsheng Juyuan Investment Management Partnership (Limited Partnership)) (“Nanjing Bangsheng”), Guangdong Qicheng Youth Venture Capital Partnership (L.P.) (“Guangdong Qicheng”), Shanghai Guohong Kaiyuan Investment Center (Limited Partnership) (“Shanghai Guohong”), Shanghai Chuangye Jieli Taili Venture Capital Center (L.P.) (formerly known as Shanghai Venture Relay Taili Venture Capital Center) (“Chuangye Jieli”), and Grand Yangtze Hongtao Capital, L.P. (“Grand Yangtze”) respectively subscribed 817,460, 697,620, 16,666, 238,095, 595,238, 119,048 and 238,095 Series Pre-A Convertible Redeemable Preferred Shares (in aggregate of 2,722,222 shares, “Series Pre-A Preferred Shares”), at RMB42.0 per share with total cash consideration of RMB114,333,273. Dazi Jinnuo is controlled by Mr. Shi.

Series A Preferred Shares

On October 26, 2015, Dan Hong (H.K.) Technology Limited (“Dan Hong”) subscribed 2,957,613 Series A Convertible Redeemable Preferred Shares (“Series A Preferred Shares”), at RMB63.0 per share with cash consideration of RMB186,300,000.

Series B-1 and B-2 Preferred Shares

On September 25, 2016, Shanghai Zhongwei Anjian Venture Capital Investment LLP (Limited Partnership) (“Shanghai Zhongwei”) subscribed 911,178 Series B-1 Convertible Redeemable Preferred Shares (“Series B-1 Preferred Shares”), at RMB63.0 per share with total cash consideration of RMB50,000,000.

On December 29, 2016, Beijing HongShan Enterprise Information Management Consulting Center (Limited Partnership) (“Beijing HongShan”), Guangdong Ginkgo Guangbo Venture Capital Partnership (L.P.) (“Guangdong Ginkgo”), Shanghai Jinglin Jinghui Equity Investment Center (L.P.) (“Shanghai Jinglin”), Shenzhen Sharing Precision Medical Investment Partnership (Limited Partnership) (“Shenzhen Sharing”), Zhuhai Huajin Chuangying No.1 Equity Investment Fund Partnership (Limited Partnership) (“Zhuhai Huajin”), and Alps Innovation Limited (“Alps Innovation”) respectively subscribed 571,630, 228,652, 228,652, 171,489, 114,326 and 457,304 Series B-2 Convertible Redeemable Preferred Shares (in aggregate of 1,772,053 shares, “Series B-2 Preferred Shares”). On July 13, 2018, Zhenyang Shi transferred shares to Beijing HongShan, Guangdong Ginkgo, Shanghai Jinglin, Shenzhen Sharing, Zhuhai Huajin and Alps Innovation additional 222,020, 88,808, 88,808, 66,606, 44,404 and 177,616, respectively Series B-2 Preferred Shares (in aggregate of 688,262 shares). As of July 13, 2018, the cumulative Series B-2 Preferred Shares for Beijing HongShan, Guangdong Ginkgo, Shanghai Jinglin, Shenzhen Sharing, Zhuhai Huajin and Alps Innovation were 793,650, 317,460, 317,460, 238,095, 158,730 and 634,920, respectively (in aggregated of 2,460,315 shares), at RMB63.0 per share with total cash consideration of RMB155,000,000.

Series B-3 Preferred Shares

On September 1, 2017, Neijiang Yunrui Investment Partnership (Limited Partnership) (“Neijiang Yunrui”) subscribed 228,786 Series B-3 Convertible Redeemable Preferred Shares (“Series B-3 Preferred Shares”), at RMB87.4 per share with cash consideration of RMB20,000,000.

Series B-4 Preferred Shares

On June 8, 2018 and August 10, 2018, Beijing Gaotejia Technology Partnership (Limited Partnership) (“Beijing Gaotejia”), and General Technology Group Investment Management Co., Ltd. (“General Technology”) respectively subscribed 1,358,995 and 452,998 Series B-4 Convertible Redeemable Preferred Shares (in aggregate of 1,811,993 shares, “Series B-4 Preferred Shares”), at RMB110.4 per share with total cash consideration of RMB200,000,000.

On August 10, 2021, Nova Compass Investment Limited (“Nova Compass”) subscribed 1,958,119 Series B-4 Convertible Redeemable Preferred Shares (“Series B-4 Preferred Shares”), at RMB112.9 per share with total consideration of RMB 221,040,859. Nova Compass was an entity designated by Focus Media to subscribe shares mentioned above and the consideration was outstanding balance of the Group due to Focus Media. On August 10, 2021, the Group entered into tripartite agreements with Focus Media and Guangzhou Aixiangbao Investment Limited Liability Partnership (“Aixiangbao”), 100% owned by Mr. Shi, pursuant to which the Group is released from being the obligor to Focus under the liability but the obligor to Aixiangbao as Aixiangbao assumed the obligation on behalf of the Group in the amount of RMB221.0 million, among which included payables of RMB214.5 million for the year of 2020 and RMB6.5 million for the year of 2021. In exchanged, Nova Compass was designated by Focused to subscribe the shares mention above.

The rights, preferences and privileges of the Preferred Shares pursuant to the third amended and restated memorandum and articles of association of the Company in place prior to the Company’s IPO (the “Pre-IPO Articles”) were as follows:

●	Conversion right

The Preferred Shares (exclusive of unpaid shares) would be automatically converted into ordinary shares 1) upon a qualified initial public offering (“IPO”); or 2) upon the approval of the Preferred Shareholders with respect to conversion of the preferred shares.

The initial conversion ratio of Preferred Shares to Class A ordinary shares was 1:1, subject to adjustments in the event of share splits, share dividends, combinations, recapitalization and similar events.

●	Redemption right

The investors of Series Pre-A and A Preferred Shares had a right to require the Company to redeem their investments, at any time and from time to time on or after the date of the earliest to occur of the following: (i) the Company’s failure to complete a qualified initial public offering (“IPO”) until December 31, 2022; (ii) at any time upon the occurrence of any fraudulent act; (iii) any of the Company or any Founder’s the conviction of breaches or violation of criminal laws and/or applicable regulations which may have a material adverse effect on the consummation of the IPO or Trade Sale; or (iv) the occurrence of the change of Control of the Company.

The redeemed price for each Series Pre-A and A Preferred Share should equal to the higher of (i) 100% of the issue price plus a simple interest rate of 12% per annum, (ii) the amount of the issue price plus all declared but unpaid dividends; and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Series Pre-A and A Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

The investors of Series B-1, B-2, B-3 and B-4 Preferred Shares have a right to require the Company to redeem their investments, at any time and from time to time on or after the date of the earliest to occur of the following: (i) the Company fails to complete a qualified initial public offering (“IPO”) until December 31, 2022; (ii) at any time upon the occurrence of a material breach of the transaction documents by the Company, which have a material adverse effect on the business, operations, properties or financial or other condition of the Company (iii) any failure to obtain or maintain any material permit or governmental approvals; (iv) any holder of any other class or series of shares has requested the Company to redeem its shares in the Company, and (v) the occurrence of the change of Control of the Company.

The redeemed price for each Series B-1, B-2, B-3 and B-4 Preferred Share should equal to the higher of (i) 100% of the issue price plus a simple interest rate of 10% per annum, (ii) the amount of the issue price plus all appreciation on each Series preferred shares (including but without limitation to, all declared but unpaid dividends); and (iii) the amount of the net assets of the Company multiply by a fraction, with the numerator shall be the aggregate number of all Shares held by such Preferred Shareholder on the date of the redemption, and the denominator shall be the aggregate number of all Shares then outstanding on such date.

●	Liquidation

(i)	Statutory liquidation event

In a Statutory Liquidation Event, all assets and funds of the Company legally available for distribution to the Shareholders shall be distributed and the following circumstances shall be deemed a “Statutory Liquidation Event”: (a) the Company lose the rights on all or substantially all of any the Company’s Intellectual Properties, or there are material disputes or Liens on the rights of all or substantially all of any the Company’s Intellectual Properties, which will result in or have resulted in a material adverse effect on the business, operations of the Company; and (b) all or substantially all of the assets of the Company have been levied or commandeer, which will result in or have resulted in a material adverse effect on the business, operations of the Company.

All assets and funds of the Company legally available for distribution should be distributed for Series B-1, B-2, B-3 and B-4 Preferred Shareholders. The liquidation amount for each SeriesB-1, B-2, B-3 and B-4 Preferred Share should equal to the applicable Issue Price plus an interest accrued at a compound interest rate of 8% per annum, but minus all declared and paid dividends.

After payment for Series B-1, B-2, B-3 and B-4 Preferred Shareholders, Series A Preferred Shareholder shall be entitled to receive an amount equal to the Issue Price, plus all declared but unpaid dividends thereto on each Series Preferred Share.

After payment for Series A Preferred Shareholders, each Series Pre-A Preferred Shareholders shall be entitled to receive for each outstanding Series Pre-A Preferred Share held by such Series Pre-A Preferred Shareholder, an amount equal to the Series Pre-A Issue Price.

(ii)	Deemed liquidation event

In a Deemed Liquidation Event, all proceeds resulting to the Shareholders of the Company therefrom shall be distributed and the following circumstance shall be deemed as a “Deemed Liquidation Event”: a Trade Sale shall be deemed a Liquidation Event.

The payment should be distributed in following order: Series B-1, B-2, B-3 and B-4 preferred shareholders shall receive the payment at first, Series A shall receive the payment secondly, Series Pre-A shall receive the payment at last. The amount equal to the higher of (i) the Issue Price, plus an interest accrued at a compound interest rate of 25% per annum, but minus all declared and paid dividends, or (ii) the value of each Series Preferred Share in such Deemed Liquidation Event.

●	Voting Right

The holders of redeemable shares and Class A ordinary shares have the equivalent voting rights based on their proportionate holding of the Company.

●	Dividend

Each holder of redeemable shares shall be entitled to receive dividends and distributions on an as-converted basis together with the Class A and Class B ordinary shares on parity with each other, provided that such dividends and distributions shall be payable only when, as, and if declared by the Board.

Accounting of convertible redeemable preferred shares

Each issuance of the convertible redeemable preferred shares is recognized at the respective issue price at the date of issuance net of issuance costs. The Company has classified the convertible redeemable shares in the mezzanine equity of the consolidated balance sheets as of December 31, 2024, because they were contingently redeemable upon the occurrence of certain liquidation events outside of the Company’s control. The Company’s redeemable preferred shares was subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company has elected to recognize the changes immediately. The accretion or remeasurement is treated as a deemed dividend. The change in redemption value is recorded against retained earnings, or in the absence of retained earnings, against additional paid-in capital. Once additional paid-in capital has been exhausted, additional charges are recorded by increasing the accumulated deficit.

Conversion upon IPO

As the Company completed its IPO in October 2025, all convertible redeemable preferred shares were automatically converted to Class A ordinary shares based on the aforementioned conversion ratio. No mezzanine equity was recognized as of December 31, 2025.

The Company’s Preferred Shares activities for the year ended December 31, 2023, 2024 and 2025 are summarized below:

	Series Pre-A Preferred Shares		Series A Preferred Shares		Series B-1 Preferred Shares		Series B-2 Preferred Shares		Series B-3 Preferred Shares		Series B-4 Preferred Shares		Total
	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Number of shares	Amount RMB	Amount RMB
Balances as of January 1, 2023	2,722,222	224,619,462	2,957,613	346,956,953	911,178	80,027,397	2,460,315	248,084,932	228,786	30,668,493	3,770,112	542,284,354	1,472,641,591
Re-designation	—	—	—	—	—	—	—	—	—	—	(452,998)	(76,041,096)	(76,041,096)
Accretion to redemption value of mezzanine equity	—	14,377,527	—	22,356,000	—	6,315,068	—	16,287,671	—	2,000,000	—	41,172,581	102,508,847
Balances as of December 31, 2023	2,722,222	238,996,989	2,957,613	369,312,953	911,178	86,342,465	2,460,315	264,372,603	228,786	32,668,493	3,317,114	507,415,839	1,499,109,342
Accretion to redemption value of mezzanine equity	—	13,757,582	—	22,417,249	—	5,013,699	—	15,542,466	—	2,005,479	—	37,205,741	95,942,216
Balances as of December 31, 2024	2,722,222	252,754,571	2,957,613	391,730,202	911,178	91,356,164	2,460,315	279,915,069	228,786	34,673,972	3,317,114	544,621,580	1,595,051,558
Accretion to redemption value of mezzanine equity	—	10,600,104	—	17,272,307	—	3,863,014	—	11,975,342	—	1,545,205	—	28,666,717	73,922,689
Convertible redeemable preferred shares converted into Class A ordinary shares upon the completion of the IPO	(2,722,222)	(263,354,675)	(2,957,613)	(409,002,509)	(911,178)	(95,219,178)	(2,460,315)	(291,890,411)	(228,786)	(36,219,177)	(3,317,114)	(573,288,297)	(1,668,974,247)
Balances as of December 31, 2025	—	—	—	—	—	—	—	—	—	—	—	—	—

*	The re-designation represents one Series B-4 preferred shareholder, General Technology, terminated the VIE agreement with the Company in 2023. So the preferred share owned by General Technology was reclassified from convertible redeemable preferred shares to redeemable non-controlling interest.

Note 15 — REDEEMABLE NON-CONTROLLING INTEREST

The redeemable non-controlling interest as of December 31, 2024 represents the 2.87% and 2.27% of equity shareholding on VIE from two preferred shareholders that were not acquired by the Company during the reorganization.

Upon the completion of the Company’s IPO in October 2025, the non-controlling interests were automatically converted to ordinary shares of the VIE. The redeemable non-controlling interest as of December 31, 2025 was nil.

The change in the balance of the redeemable non-controlling interests for the years ended December 31, 2023, 2024 and 2025 is as follows:

Redeemable non-controlling interest	Amount
RMB
Balance as of December 31, 2022	76,671,233
Re-designation	76,041,096
Accretion to redemption value of mezzanine equities	5,931,507
Balance as of December 31, 2023	158,643,836
Accretion to redemption value of mezzanine equities	10,027,398
Balance as of December 31, 2024	168,671,234
Accretion to redemption value of mezzanine equities	7,726,027
Converted into ordinary shares of the VIE upon the completion of the IPO	(176,397,261)
Balance as of December 31, 2025	—

Note 16 — SHAREHOLDERS’ EQUITY

Common stock

The Company was incorporated under the laws of the Cayman Islands on February 26, 2021. As of December 31, 2024, the authorized number of Class A ordinary Shares was 485,360,730 with par value of $0.0001 per share and the authorized number of Class B ordinary shares was 2,042,042 with par value of $0.0001 per share. On August 18, 2021, the Company issued 4,042,042 Class B ordinary shares to two shareholders in exchange for US$404 and the two shareholders totally transferred 2,000,000 Class B ordinary shares to four new shareholders. On January 8, 2024, the four shareholders converted their 2,000,000 Class B ordinary shares to 2,000,000 Class A ordinary shares. On August 8, 2024, the Company issued 2,268,156 Class A ordinary shares to one shareholder.

Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote per share, while each Class B ordinary share is entitled to 20 votes per share. Holders of Class A and Class B ordinary shares will vote together as one class on all matters that require a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while each Class A ordinary shares is not convertible into Class B ordinary shares under any circumstance.

Initial Public Offering

On October 9, 2025, the Company closed its IPO on the Nasdaq Capital. In this offering, 5,000,004 American Depositary Shares (“ADSs”), representing 833,334 Class A ordinary shares with a par value $0.0001 per share, were issued and sold to the public at a price of US$4.00 per ADS. The ADSs commenced trading under the ticker symbol “POM” on October 9, 2025.

On October 10, 2025, upon the full exercise of the underwriter’s over-allotment option, the Company issued 750,000 ADSs, representing 125,000 Class A ordinary shares with a par value $0.0001 per share, at a price of US$4.00 per ADS.

The gross proceeds of this offering were approximately RMB163.9 million (US$23.4 million) in aggregate prior to deducting the underwriting discounts, commissions and other offering expenses payable by the Company. Net proceeds received by the Company from its IPO were approximately RMB139.9 million (US$20.0 million).

Immediately upon the completion of the IPO, all of the 12,597,228 convertible redeemable preferred shares were automatically converted into Class A Ordinary Shares on a one-for-one basis, and redeemable non-controlling interests were automatically converted to ordinary shares of the VIE. The redeemable non-controlling interests were converted to non-controlling interests in the Group upon the completion of the IPO.

Statutory reserves

Statutory reserves represent restricted retained earnings. Based on their legal formation, the Group is required to set aside 10% of its net income as reported in their statutory accounts on an annual basis to the Statutory Surplus Reserve Fund (the “Reserve Fund”). Once the total amount set aside in the Reserve Fund reaches 50% of the entity’s registered capital, further appropriations become discretionary. The Reserve Fund can be used to increase the entity’s registered capital upon approval by relevant government authorities or eliminate its future losses under General Accepted Accounting Standards in PRC (“PRC GAAP”) upon a resolution by its board of directors. The Reserve Fund is not distributable to shareholders, as cash dividends or otherwise, except in the event of liquidation.

Appropriations to the Reserve Fund are accounted for as a transfer from unrestricted earnings to statutory reserves. During the years ended December 31, 2023, 2024 and 2025, the Group did not make appropriations to statutory reserves.

There are no legal requirements in the PRC to fund the Reserve Fund by transfer of cash to any restricted accounts, and the Group does not do so.

Profit appropriation and restricted net assets

Relevant PRC laws and regulations permit the PRC companies to pay dividends only out of their retained earnings, if any, as determined in accordance with PRC GAAP and regulations. Additionally, the Group’s PRC subsidiaries, VIE and VIE’s subsidiaries can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to the statutory reserves. As of December 31, 2025, the Group had recurring loss with shareholders’ deficit in the amount of RMB2,476.0 million (US$354.1 million), no net assets that can be transferred to the Company for working capital and other funding purposes either in the form of dividends, loans or advances.

Subscription receivable

The balance as of December 31, 2024 and 2025 represents the outstanding subscription consideration for the 2,268,156 and 3,085,360 Class A ordinary shares of the Company, respectively, and is recognized as deduction of equity.

Note 17 — LOSS PER SHARE

Basic and diluted loss per ordinary share is computed using the weighted average number of ordinary shares outstanding during the year. The effects of all outstanding convertible redeemable preferred shares were excluded from the computation of diluted loss per share in each of the applicable years as their effects would be anti-dilutive during the respective year.

Basic and diluted loss per share for each of the years presented were calculated as follows:

	For the Years Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
Numerator:
Net loss	(36,949,421)	(37,365,434)	(130,931,921)	(18,723,015)
Accretion to redemption value of mezzanine equity	(108,440,354)	(105,969,614)	(81,648,716)	(11,675,611)
Less: Net income attributable to noncontrolling interests	1,057	25,878	(1,520)	(217)
Net loss attributable to the Pomdoctor Limited’s ordinary shareholders	(145,390,832)	(143,360,926)	(212,579,117)	(30,398,409)

Denominator:
Weighted average number of shares outstanding – basic	6,310,198	6,310,198	9,680,622	9,680,622
Weighted average number of shares outstanding – diluted	6,310,198	6,310,198	9,680,622	9,680,622

Loss per share – Basic:	(23.04)	(22.72)	(21.96)	(3.14)

Loss per share – Diluted:	(23.04)	(22.72)	(21.96)	(3.14)

Note 18 — SEGMENTS

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM are Mr. Shi, the CEO and the Chairman of the Board of Directors. The CODM does not review balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM.

The following table presents summarized information by segment of the operations for the year ended December 31, 2025:

	Internet hospital	Pharmaceutical supply chain	Total
	RMB	RMB	RMB
Net revenue	150,712,158	249,202,806	399,914,964
Less:
Cost of revenues	(101,429,782)	(246,203,071)	(347,632,853)
Salaries and welfare	(22,158,776)	(2,694,321)	(24,853,097)
Commissions to doctors	(29,816,464)	—	(29,816,464)
Consultancy and professional service fees	(21,758,632)	—	(21,758,632)
Advertising and promotion costs	(17,461,881)	(2,078,012)	(19,539,893)
Contracted development and research service fees	(9,919,840)	—	(9,919,840)
Other segment items*	(14,157,525)	(2,039,392)	(16,196,917)
Segment loss	(65,990,742)	(3,811,990)	(69,802,732)

Reconciliation of segment loss:
Impairment on long-lived assets and long-term assets			(2,108,517)
Other professional service fees			(46,723,571)
Other income			496,122
Other expense			(60,325)
Interest expense			(12,885,122)
Government grants			152,599
Loss before income tax			(130,931,546)

	Internet hospital	Pharmaceutical supply chain	Total
	US$	US$	US$
Net revenue	21,551,552	35,635,527	57,187,079
Less:
Cost of revenues	(14,504,266)	(35,206,571)	(49,710,837)
Salaries and welfare	(3,168,663)	(385,283)	(3,553,946)
Commissions to doctors	(4,263,698)	—	(4,263,698)
Consultancy and professional service fees	(3,111,443)	—	(3,111,443)
Advertising and promotion costs	(2,497,016)	(297,152)	(2,794,168)
Contracted development and research service fees	(1,418,518)	—	(1,418,518)
Other segment items*	(2,024,498)	(291,629)	(2,316,127)
Segment loss	(9,436,550)	(545,108)	(9,981,658)

Reconciliation of segment loss:
Impairment on long-lived assets and long-term assets			(301,514)
Other professional service fees			(6,681,382)
Other income			70,945
Other expense			(8,625)
Interest expense			(1,842,548)
Government grants			21,821
Loss before income tax			(18,722,961)

*	For each reportable segment, the other segment item category primarily includes shipping expenses, rental costs, entertainment expense, office expense and expected credit losses.

The following table presents summarized information by segment of the operations for the year ended December 31, 2024:

	Internet hospital	Pharmaceutical supply chain	Total
	RMB	RMB	RMB
Net revenue	89,039,600	253,518,320	342,557,920
Less:
Cost of revenues	(50,986,600)	(243,877,267)	(294,863,867)
Salaries and welfare	(19,590,201)	(2,185,872)	(21,776,073)
Commissions to doctors	(22,685,703)	—	(22,685,703)
Consultancy and professional service fees	(3,660,677)	—	(3,660,677)
Advertising and promotion costs	(5,278,798)	(5,824,158)	(11,102,956)
Other segment items*	(9,874,409)	(2,146,990)	(12,021,399)
Segment loss	(23,036,788)	(515,967)	(23,552,755)

Reconciliation of segment loss:
Impairment on long-lived assets and long-term assets			(2,238,525)
Other income			1,238,538
Other expense			(37,608)
Interest expense			(12,964,584)
Government grants			189,500
Loss before income tax			(37,365,434)

*	For each reportable segment, the other segment item category primarily includes shipping expenses, rental costs, entertainment expense, office expense and expected credit losses.

The following table presents summarized information by segment of the operations for the year ended December 31, 2023:

	Internet hospital	Pharmaceutical supply chain	Total
	RMB	RMB	RMB
Net revenue	71,008,971	233,844,000	304,852,971
Less:
Cost of revenues	(35,453,130)	(230,678,072)	(266,131,202)
Salaries and welfare	(18,773,633)	(1,827,887)	(20,601,520)
Commissions to doctors	(20,318,748)	—	(20,318,748)
Consultancy and professional service fees	(4,845,206)	(10,891)	(4,856,097)
Advertising and promotion costs	(1,882,755)	(1,549,237)	(3,431,992)
Other segment items*	(6,722,909)	(3,432,378)	(10,155,287)
Segment loss	(16,987,410)	(3,654,465)	(20,641,875)

Reconciliation of segment loss:
Impairment on long-lived assets and long-term assets			(1,607,027)
Other income			163,622
Other expense			(1,336,595)
Interest expense			(13,849,119)
Government grants			321,573
Loss before income tax			(36,949,421)

*	For each reportable segment, the other segment item category primarily includes shipping expenses, rental costs, entertainment expense, office expense and expected credit losses.

In accordance with the enterprise-wide disclosure requirements, the Group’s net revenue from external customers through Internet hospital by main product category is as follows:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Prescription drugs	67,301,663	86,286,745	147,487,107	21,090,376
Over-the-counter (“OTC”) medicines	2,048,701	1,339,001	1,360,785	194,590
Traditional Chinese medicine (“TCM”)	23,574	51,208	284,980	40,752
Medical apparatus and instruments (“MAAI”)	130,333	75,821	28,691	4,103
Online consultation	1,364,274	1,190,397	1,477,013	211,210
Others	140,426	96,428	73,582	10,521
Total	71,008,971	89,039,600	150,712,158	21,551,552

The Group’s net revenue from external customers through pharmaceutical supply chain by main product category is as follows:

	For the Years Ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Prescription drugs	73,858,618	172,819,516	174,091,475	24,894,750
Over-the-counter (“OTC”) medicines	152,775,949	70,314,728	68,792,125	9,837,143
Traditional Chinese medicine (“TCM”)	3,618,690	5,991,329	201,676	28,839
Medical apparatus and instruments (“MAAI”)	143,199	112,228	2,994,468	428,203
Others	3,447,544	4,280,519	3,123,062	446,592
Total	233,844,000	253,518,320	249,202,806	35,635,527

Total segment assets exclude corporate assets, such as cash and cash equivalents, amounts due from related parties, other non-current assets and deferred offering costs. Total segment assets reconciled to combined amounts are as follows:

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
Assets
Total assets for reportable segments	24,674,093	92,995,788	13,298,222
Unallocated assets	21,553,493	14,561,638	2,082,287
Total combined assets	46,227,586	107,557,426	15,380,509

The asset information is not regularly provided to the CODM as it is not utilized in the assessment of performance and allocation of resources. Consequently, the disclosure of asset information is not mandated for reportable segments.

Note 19 — COMMITMENTS AND CONTINGENCIES

As of December 31, 2025, the Group was not involved in any pending legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters. The Group believes there was no loss of the legal case that will have a material adverse impact on its financial position, results of operations or liquidity.

Note 20 — SUBSEQUENT EVENTS

On January 19, 2026, the Group obtained a loan of RMB0.5 million (US$0.1 million) from a third party. The loan shall be repaid on December 31, 2026 and with an annual interest rate of 18.0%.

From January 5, 2026 to February 28, 2026, the Group obtained loans of RMB7.2 million (US$1.0 million) in aggregate from Li Xu, which are non-interest bearing and due on demand.

On February 5, 2026, the Group obtained a loan of RMB20.0 million (US$2.9 million) from Industrial Bank. The loan shall be repaid on February 4, 2027 and with an annual interest rate of 3.3%. The loan was guaranteed by Zhenyang Shi, Li Xu, Wanmei Shi, Qilekang Digital Health and Qilekang Modern Logistics.

On February 6, 2026, the Group obtained a loan of RMB4.0 million (US$0.6 million) from Bank of Communications. The loan shall be repaid on September 1, 2026 and with an annual interest rate of 3.2%. The loan was guaranteed by Zhenyang Shi, Li Xu and Qilekang Modern Logistics.

On March 13, 2026, the Group obtained a loan of RMB2.4 million (US$0.3 million) from Bank of Jiujiang. The loan shall be repaid on March 13, 2029 and with an annual interest rate of 4.2%. The loan was guaranteed by Zhenyang Shi and Qilekang Digital Health.

The Group evaluated all events and transactions that occurred after December 31, 2025 and up through the date of issuance of consolidated financial statements. Other than the event disclosed above and elsewhere in these consolidated financial statements, there is no other subsequent event occurred that would require recognition or disclosure in the Group’s consolidated financial statements.

Note 21 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) of which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC VIE and VIE’s subsidiaries exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

Loss in excess of Investment in subsidiaries, VIE and VIE’s subsidiaries, on the Condensed Balance Sheets, is comprised of the Parent Company’s net investment in its subsidiaries, VIE and VIE’s subsidiaries under the equity method of accounting.

Condensed Balance Sheets

	As of December 31,
	2024	2025	2025
	RMB	RMB	US$
ASSETS
Cash and cash equivalents	54,971	128,663	18,399
Other receivables, net	—	57,693,075	8,250,000
Amount due from related parties	—	46,364,252	6,630,000
Advances to suppliers	—	—	—
Long-term Investment	—	993,020	142,000
Total assets	54,971	105,179,010	15,040,399

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accrued liabilities	—	349,655	50,000
Amount due to a related party	437,958	—	—
Total current liabilities	437,958	349,655	50,000
Non-current liabilities
Loss in excess of investment in subsidiaries, VIE and VIE’s subsidiaries	667,987,375	558,809,528	79,908,701
Total non-current liabilities	667,987,375	558,809,528	79,908,701
Total liabilities	668,425,333	559,159,183	79,958,701

Commitments and contingencies	—	—	—
Mezzanine equity
Convertible redeemable preferred shares	1,595,051,558	—	—
Shareholders’ deficit:
Class A Ordinary shares (US$0.0001 par value; 450,000,000 shares authorized, 4,268,156 and 21,140,922 shares issued and outstanding as of December 31, 2024 and 2025, respectively)	2,988	14,997	2,145
Class B Ordinary shares (US$0.0001 par value; 2,042,042 shares authorized and outstanding as of December 31, 2024 and 2025, respectively)	1,408	1,408	201
Subscription receivable	(1,608)	(2,186)	(313)
Additional paid-in capital	—	2,023,765,569	289,394,627
Accumulated deficit	(2,263,419,477)	(2,475,998,594)	(354,063,090)
Accumulated other comprehensive loss	(5,231)	(1,761,367)	(251,872)
Total deficit	(2,263,421,920)	(453,980,173)	(64,918,302)
Total liabilities, mezzanine equity and deficit	54,971	105,179,010	15,040,399

*	Ordinary shares and share data have been retroactively restated to give effect to the nominal share issuance for the Reorganization completed on August 8, 2024 (Note 1).

Condensed Statements of Operations and Comprehensive Loss

	Years ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Operating costs and expenses:
Selling, general and administrative	—	(377,756)	(49,347,867)	(7,056,651)

Operating loss
Equity loss in subsidiaries, VIEs and VIEs’ subsidiaries	(36,950,478)	(37,013,556)	(81,582,534)	(11,666,147)
Net loss	(36,950,478)	(37,391,312)	(130,930,401)	(18,722,798)
Accretion to redemption value of mezzanine equities	(108,440,354)	(105,969,614)	(81,648,716)	(11,675,611)
Net loss attributable to ordinary shareholders	(145,390,832)	(143,360,926)	(212,579,117)	(30,398,409)

Other comprehensive income
Foreign currency translation adjustments	—	(5,231)	(1,747,229)	(249,850)
Total other comprehensive loss	—	(5,231)	(1,747,229)	(249,850)
Total Comprehensive loss	(145,390,832)	(143,366,157)	(214,326,346)	(30,648,259)

Condensed Statements of Cash Flows

	Year ended December 31,
	2023	2024	2025	2025
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(36,950,478)	(37,391,312)	(130,930,401)	(18,722,798)
Adjustments to reconcile net loss to net cash used in operating activities:
Equity loss in subsidiaries, VIEs and VIEs’ subsidiaries	36,950,478	37,013,556	81,582,534	11,666,147
Share base payment	—	—	16,423,683	2,348,555
Changes in operating liabilities:
Other receivables	—	—	(57,693,075)	(8,250,000)
Amount due from a related party	35,500	402,458	(46,364,252)	(6,630,000)
Accrued liabilities			349,655	50,000
Amount due to a related party	—	—	(437,958)	(62,626)
Net cash provided by operating activities	35,500	24,702	(137,069,814)	(19,600,722)

Cash flows from investing activities:
Payment for investment in a subsidiary	—	—	(993,020)	(142,000)
Net cash used in investing activities	—	—	(993,020)	(142,000)

Cash flows from financing activities:
Net proceeds from IPO	—	—	163,932,614	23,442,051
Payment for deferred offering cost	—	—	(23,876,547)	(3,414,300)
Net cash provided by financing activities	—	—	140,056,067	20,027,751

Effect of exchange rate change	—	(5,231)	(1,919,541)	(274,491)
Net increase in cash and cash equivalents	35,500	19,471	73,692	10,538
Cash and cash equivalents at beginning of the years	—	35,500	54,971	7,861
Cash and cash equivalents at end of the years	35,500	54,971	128,663	18,399